   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999

                                                      REGISTRATION NO. 333-86129
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MACDERMID, INCORPORATED
               (Exact name of registrant as specified in charter)

         CONNECTICUT                         2890                  06-0435750
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                               245 FREIGHT STREET
                            WATERBURY, CT 06702-0671
                                 (203) 575-5700

   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                           --------------------------

                                   COPIES TO:

           DANIEL H. LEEVER                      MICHAEL E. MOONEY, ESQ.
       CHIEF EXECUTIVE OFFICER                    MICHAEL K. KREBS, ESQ.
       MACDERMID, INCORPORATED                NUTTER, MCCLENNEN & FISH, LLP
          245 FREIGHT STREET                     ONE INTERNATIONAL PLACE
       WATERBURY, CT 06702-0671                   BOSTON, MA 02110-2699
            (203) 575-5700                            (617) 439-2000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If the securities being registered on this Form are being offered pursuant in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                             PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                      AMOUNT TO             AGGREGATE             AMOUNT OF
            SECURITIES TO BE REGISTERED                 BE REGISTERED       OFFERING PRICE(1)    REGISTRATION FEE(2)
Common Stock, no par value.........................       7,127,000            $27,244,254            $7,573.90



(1) In accordance with Rule 457(f)(2), the underlying value of the transaction has been computed using the aggregate book value of the common and preferred equity securities of the company to be acquired, all of which will be exchanged for shares of the registrant. Such book value ($27,244,254) was calculated in accordance with generally accepted accounting principles as of September 30, 1999, the latest practicable date prior to filing this registration statement.



(2) Fee previously paid pursuant to Exchange Act Rules 14a-6(i)(4) and 0-11 in connection with Schedule 14A filed on March 22, 1999, an amendment to the
    Schedule 14A filed on August 18, 1999 and the Post-Effective Amendment No. 1 filed November 3, 1999: $3,344.62, $509.02 and $3,720.26.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            MACDERMID, INCORPORATED
                             CROSS REFERENCE SHEET

                                 ITEM NUMBER IN FORM S-4             LOCATION IN JOINT PROXY STATEMENT PROSPECTUS
                         ----------------------------------------    --------------------------------------------
          A.             INFORMATION ABOUT THE TRANSACTION

          1.             Forepart of Registration Statement and      Facing Page of the Registration Statement;
                         Outside Front Page of Cover Page of         Outside Front Cover Joint Proxy Statement/
                         Prospectus                                  Prospectus

          2.             Inside Front and Outside Back Cover         Table of Contents; Selected Historical and
                         Pages of Prospectus                         Pro Forma Comparative Per Share Data; Where
                                                                     You Can Find More Information

          3.             Risk Factors, Ratio of Earnings to Fixed    Outside Front Cover Page of Prospectus;
                         Charges and Other Information               Summary; Interests of Related Persons in the
                                                                     Merger; MacDermid Selected Financial Data;
                                                                     PTI Selected Financial Data; The Merger;
                                                                     Merger Transaction; The Companies; Exchange
                                                                     Ratio Assumptions

          4.             Terms of the Transaction                    Outside Front Cover Page of Prospectus;
                                                                     Summary; The Merger; Merger Transaction;
                                                                     Merger Agreement; PTI Special Meeting; Legal
                                                                     Matters

          5.             Pro Forma Financial Information             Unaudited Pro Forma Combined Condensed
                                                                     Financial Statements; Notes to Unaudited Pro
                                                                     Forma Condensed Combined Financial
                                                                     Statements; Selected Historical and Pro
                                                                     Forma Comparative Per Share Data

          6.             Material Contacts with the Company Being    Summary; The Merger; Merger Transaction;
                         Acquired                                    Merger Agreement

          7.             Additional Information Required for         *
                         Reoffering by Persons and Parties Deemed
                         to be Underwriters

          8.             Interests of Named Experts and Counsel      *

          9.             Disclosure of Commission Position on        *
                         Indemnification for Securities Act
                         Liabilities

          B.             INFORMATION ABOUT THE REGISTRANT

         10.             Information with Respect to S-3             Summary; Recent Development; the Merger;
                         Registrants                                 Merger Transaction; The Companies; Where You
                                                                     Can Find More Information

         11.             Incorporation of Certain Information by     Description of MacDermid Capital Stock;
                         Reference                                   Where You Can Find More Information

                                 ITEM NUMBER IN FORM S-4             LOCATION IN JOINT PROXY STATEMENT PROSPECTUS
                         ----------------------------------------    --------------------------------------------
         12.             Information with Respect to S-2 and S-3     *
                         Registrants

         13.             Incorporation of Certain Information by     *
                         Reference

         14.             Information with Respect to Registrants     *
                         Other Than S-3 or S-2 Registrants

          C.             INFORMATION ABOUT THE COMPANY BEING
                         ACQUIRED

         15.             Information with Respect to S-3             *
                         Companies

         16.             Information with Respect to S-2 or S-3      *
                         Companies

         17.             Information with Respect to Companies       Summary; Recent Developments; The Merger;
                         Other Than S-2 or S-3 Companies             Merger Transaction; The Companies; Where You
                                                                     Can Find More Information

          D.             VOTING AND MANAGEMENT INFORMATION

         18.             Information if Proxies, Consents or         Outside Front Cover Page of Joint Proxy
                         Authorizations are to be Solicited          Statement/Prospectus; Summary; Interests of
                                                                     Related Persons in the Merger; Merger
                                                                     Agreement; PTI Special Meeting; Legal
                                                                     Matters; Where You Can Find More Information

         19.             Information if Proxies, Consents or         *
                         Authorizations are not to be Solicited
                         or in an Exchange Offer

*   Omitted because the Item is inapplicable or the answer is negative.

                      AMENDED AND RESTATED PROXY STATEMENT
                                     FOR A
                        SPECIAL MEETING OF SHAREHOLDERS
                                      AND
                                   PROSPECTUS

                             POLYFIBRON TECH. LOGO

To the Shareholders of PTI:


    On September 30, 1999, the shareholders of MacDermid, Incorporated and PTI, Inc. approved a merger agreement which provides for MacDermid's acquisition of PTI. On October 29, 1999, MacDermid and PTI agreed to amend the merger agreement to reduce the number of shares that MacDermid would issue in exchange for PTI common stock. Under Delaware law, because the October 29 amendment reduced the number of MacDermid shares that will be exchanged in the merger for shares of PTI common stock, MacDermid and PTI cannot complete the merger unless the holders of PTI Class A common stock reapprove the merger agreement as amended. A special meeting of PTI shareholders will be held on Tuesday, December 7, 1999 at PTI's executive offices, 900 Middlesex Turnpike, Billerica, MA 01821-3946, beginning at 9:00 A.M., EST, to vote on the amended merger agreement. MacDermid shareholder approval of the amended merger agreement is not required.



    This amended and restated proxy statement -- prospectus describes the amended merger agreement, which differs in two material respects from the merger agreement approved on September 30. If the merger is completed, MacDermid will still issue shares of its common stock to the holders of PTI equity securities in exchange for all of the issued and outstanding PTI equity securities, but the minimum and maximum number of MacDermid shares to be issued in the merger has decreased by 700,000 shares. Consequently, the number of MacDermid shares to be issued in the merger will range from a minimum of 6,873,000 shares to a maximum of 7,127,000 shares. The reduction in the number of MacDermid shares issued in the merger will not affect the amount of MacDermid shares exchanged for PTI preferred stock. MacDermid common stock is traded on the NYSE under the symbol "MRD."


    The October 29 amendment to the merger agreement also extended the termination date of the merger agreement to December 15, 1999 from October 29, 1999. As amended, the merger agreement provides that either MacDermid or PTI may terminate the agreement and not proceed with the merger if the merger has not been completed on or before December 15, 1999, for any reason other than because the party seeking to terminate breached the merger agreement.


    THE PTI BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF PTI CLASS A COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT, AS AMENDED, BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US. PLEASE BE ADVISED THAT PROXY CARDS SUBMITTED IN RESPONSE TO THE ORIGINAL SOLICITATION ARE NO LONGER VALID. HOLDERS OF CLASS A COMMON STOCK MUST SUBMIT THE ENCLOSED PROXY CARD IF THEY WISH TO VOTE ON THE MERGER AGREEMENT, AS AMENDED.


    HOLDERS OF PTI COMMON STOCK WILL NOT KNOW, AT THE TIME THEY VOTE, THE NUMBER OR VALUE OF THE MACDERMID SHARES THEY WILL RECEIVE FOR EACH SHARE OF PTI COMMON STOCK. PTI SHAREHOLDERS MAY MAKE INQUIRIES AS TO THE ESTIMATED EXCHANGE RATIO OF MACDERMID SHARES FOR SHARES OF PTI COMMON STOCK ON ANY GIVEN DATE PRIOR TO THE PTI SPECIAL MEETING BY CONTACTING THOMAS C. WEAVER, CORPORATE SECRETARY OF PTI, INC., AT (978) 439-2110.

David R. Beckerman
President and CEO
PTI, Inc.


    Proxy Statement -- Prospectus dated November 12, 1999, and first mailed to shareholders on or about November 12, 1999.



    SHAREHOLDERS ARE URGED TO READ THE DETAILED INFORMATION ABOUT THE MERGER CONTAINED IN THIS JOINT PROXY STATEMENT -- PROSPECTUS INCLUDING THOSE MATTERS DISCUSSED IN "RISK FACTORS" BEGINNING ON PAGE 19 OF THIS PROXY STATEMENT -- PROSPECTUS.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SHARES TO BE ISSUED IN THE MERGER AND DESCRIBED IN THIS PROXY STATEMENT -- PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT -- PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   PTI, INC.
                             900 MIDDLESEX TURNPIKE
                      BILLERICA, MASSACHUSETTS 01821-3946

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD DECEMBER 7, 1999



    A Special Meeting of Shareholders of PTI, Inc. will be held at 900 Middlesex Turnpike, Billerica, Massachusetts 01821 on Tuesday, December 7, 1999 at
9:00 A.M. EDT.


    The special meeting will be held for the following purpose: to consider and act upon a proposal to approve and adopt the Plan and Agreement of Merger, dated as of February 18, 1999 and amended as of July 27, 1999, September 13, 1999 and October 29, 1999, among PTI, MacDermid, Incorporated, Citicorp Venture Capital, Ltd., which is a PTI shareholder, and MCD Acquisition Corp., a wholly owned subsidiary of MacDermid. MacDermid proposes to acquire PTI by exchanging shares of MacDermid common stock for all of the outstanding shares of PTI common stock and preferred stock, all as more fully described in the attached proxy statement -- prospectus. A copy of the merger agreement and the first and third amendments to the merger agreement are included in the proxy statement -- prospectus as Appendices A, B and C (the second amendment to the merger agreement, which was substantially superseded by the third amendment, has been intentionally omitted).
    Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of PTI Class A common stock. The PTI Board of Directors has fixed the close of business on November 3, 1999 as the record date for the determination of PTI shareholders who will be entitled to notice of and to vote at the special meeting.

    YOUR PROXY VOTE IS VERY IMPORTANT. You are requested to vote, date and sign the enclosed proxy and promptly return it in the enclosed postage-paid envelope at your earliest convenience prior to the special meeting.

    THE PTI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

By Order of the Board of Directors,

Thomas C. Weaver
Corporate Secretary


Billerica, Massachusetts
November 12, 1999


  NOTICE OF APPRAISAL RIGHTS. If the merger agreement is approved by the PTI shareholders at the PTI special meeting and the merger is completed, any PTI shareholder who (1) files with PTI a written objection to the merger before the taking of the vote to approve the merger agreement by the PTI shareholders and who states in that objection that he or she intends to demand payment for his or her shares if the merger is concluded and
  (2) does not vote those shares in favor of the approval of the merger agreement will be entitled to demand payment for his or her shares and an appraisal of the value of those shares, in accordance with the provisions of
  Section 262 of the Delaware General Corporation Law, a copy of which is attached as Appendix D to the accompanying proxy statement -- prospectus. See "Merger Transaction -- Appraisal Rights" in the proxy statement -- prospectus for more information concerning appraisal rights of dissenting PTI shareholders.

                               TABLE OF CONTENTS


                                           PAGE
                                         --------
Answers to Frequently Asked Questions
  about the Merger.....................      i

Summary................................      1

  The Companies........................      1

  Merger Transaction...................      1

  Reason for Second PTI Shareholder
    Meeting............................      1

  Reasons for the Change in the Number
    of MacDermid Shares to be issued in
    the Merger.........................      2

  What PTI Security Holders Will
    Receive............................      2

  Escrowed Shares......................      4

  Indemnification......................      4

  Listing of MacDermid Common Stock and
    Restrictions on Transfer...........      4

  Material Federal Income Tax
    Consequences of the Merger.........      4

  Appraisal Rights.....................      5

  Ownership of MacDermid After the
    Merger.............................      5

  Executive Officers and Directors of
    MacDermid After the Merger.........      5

  Reasons for the Merger...............      6

  Recommendations to Shareholders......      6

  Vote Required to Approve the Merger
    Agreement..........................      6

  Risk Factors.........................      6

  Required Regulatory Approvals........      6

  Interests of Related Persons in the
    Merger.............................      7

  Accounting Treatment.................      7

  Termination of the Merger
    Agreement..........................      7

  MacDermid Selected Financial Data....      8

  PTI Selected Financial Data..........     10

  Exchange Ratio Assumptions...........     12

  Unaudited Pro Forma Combined
    Condensed Selected Financial
    Data...............................     13

  Selected Historical and Pro Forma
    Comparative Per Share Data.........     15

  Market Price Information.............     17

Risk Factors...........................     19



                                           PAGE
                                         --------

Cautionary Statement Regarding Forward-
  Looking Information..................     22

Recent Developments....................     23

PTI Special Meeting....................     24

  Date, Time and Place.................     24

  Record Date and Voting Rights........     24

  Quorum and Voting of Proxies.........     24

  Shareholder Vote Required............     25

  Recommendation of PTI Board..........     25

  Appraisal Rights.....................     25

The Companies..........................     27

  MacDermid............................     27

  PTI..................................     27

Merger Transaction.....................     28

  MacDermid Background and Reasons for
    the Merger.........................     28

  PTI Background and Reasons for the
    Merger.............................     32

  The Merger...........................     34

  What PTI Security Holders Will
    Receive in the Merger..............     35

  Escrowed Shares......................     37

  Indemnification......................     37

  Listing of MacDermid Common Stock and
    Restrictions on Transfer...........     38

  Ownership of MacDermid After the
    Merger.............................     40

  Executive Officers and Directors of
    MacDermid After the Merger.........     40

  Required Regulatory Approvals........     41

  Closing Date.........................     43

  Interests of Related Persons in the
    Merger.............................     43

  Accounting Treatment.................     44

  Material Federal Income Tax
    Consequences of the Merger to
    MacDermid Shareholders.............     44

  Material Federal Income Tax
    Consequences of the Merger to PTI
    Shareholders.......................     45

                                           PAGE
                                         --------
  How to Surrender and Receive
    MacDermid Common Stock In Exchange
    for PTI Stock......................     47

  Appraisal Rights.....................     48

Merger Agreement.......................     51

  Representations and Warranties.......     51

  Conditions to the Merger.............     51

  Conduct Pending Merger...............     54

  Amendment and Waiver.................     57

  Termination of Merger Agreement......     57

  Expenses.............................     58

Unaudited Pro Forma Combined Condensed
  Financial Information................     59

Trading Price of MacDermid Common
  Stock................................     69

Beneficial Ownership of MacDermid......     70

Description of MacDermid Capital
  Stock................................     74

Comparison of the Rights of Holders of
  MacDermid Common Stock and Holders of
  PTI Stock............................     75

  Introduction.........................     75

  Filing Vacancies on the Board of
    Directors..........................     75

  Special Meetings of Shareholders;
    Shareholder Action by Written
    Consent............................     76

  Amendment of Bylaws..................     76

  Dissenters' Rights...................     76

  Business Combinations and
    Reorganizations....................     77

PTI Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations................     79

  General..............................     79



                                           PAGE
                                         --------

  Net Sales and Operating Profits......     79

  Sales................................     79

  Costs and Expenses...................     80

  Acquisitions.........................     81

  Income Taxes.........................     83

  Liquidity and Capital Spending.......     83

  Year 2000 Readiness..................     84

Beneficial Ownership of PTI............     86

Legal Matters..........................     89

Experts................................     89

Other Matters..........................     89

Where You Can Find More Information....     89

Index to Financial Statements..........    F-1

              APPENDICES

-- Plan and Agreement of Merger........    A-1

-- First Amendment to Plan and
     Agreement of Merger...............    B-1

-- Third Amendment to Plan and
     Agreement of Merger*..............    C-1

-- DGCL Section262.....................    D-1

-- Form of Escrow Agreement............    E-1

-- Form of Agency Agreement and Waiver
     and Release.......................    G-1
-------------------------------------------------

    DOCUMENTS DELIVERED WITH PROXY
          STATEMENT-PROSPECTUS

 Annex I:  MacDermid's Annual Report on
           Form 10-K, as amended, for
           the year ended March 31,
           1999.

Annex II:  MacDermid's Quarterly Report
           on Form 10-Q, as amended,
           for the fiscal quarter ended
           June 30, 1999.


--------------------

* MacDermid and PTI have intentionally omitted the second amendment to the merger agreement, as it was substantially superseded by the third amendment to the merger agreement.

             ANSWERS TO FREQUENTLY ASKED QUESTIONS ABOUT THE MERGER


Q:  WHY AM I RECEIVING ANOTHER PROXY
    STATEMENT--PROSPECTUS FOR THE MERGER?



A: PTI and MacDermid amended the merger agreement to reduce the number of MacDermid shares to be exchanged in the merger for PTI common stock. Under Delaware law, PTI and MacDermid may not complete the merger unless the holders of PTI Class A common stock reapprove the merger. Delaware law also requires PTI to give its shareholders another opportunity to elect to exercise appraisal rights. This amended and restated proxy statement -- prospectus describes the amended merger agreement and the reasons why PTI and MacDermid chose to amend the merger agreement.


Q: WHAT DO I NEED TO DO NOW?

A: Just mail your completed and signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at your special meeting. To assure that your vote is obtained, please give your proxy as instructed on your proxy card even if you currently plan to attend a meeting in person.

Q: WHAT SHOULD I DO TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to Thomas C. Weaver, Corporate Secretary before your special meeting or attend the special meeting in person and vote. Please note, however, that attendance at the special meeting will not alone constitute a revocation of your proxy. You may revoke your proxy by sending a notice of revocation to Thomas C. Weaver, Corporate Secretary at the address designated in the Summary following these Questions and Answers.
Q: MY SHARES ARE HELD IN MY BROKER'S NAME. WILL MY BROKER VOTE MY SHARES FOR ME?

A: A broker generally can't exercise authority to vote on the merger agreement on your behalf, unless you have a special arrangement.

    If your shares are held in the name of your broker, the broker is the record holder but you retain voting control of the stock as the beneficial owner. Therefore, your broker will receive proxy materials with instructions to transmit those materials to you. Upon receipt, you should mail your completed and signed proxy card in the enclosed return envelope so that your shares may be represented at your special meeting.

Q: WHAT WILL HAPPEN IF I DON'T VOTE?

A: The failure to vote has the same effect as a vote against the approval of the merger agreement.

Q: WILL I NEED TO SEND IN MY STOCK CERTIFICATES AFTER THE MERGER?

A: No. If the merger is completed, we will send PTI shareholders written instructions for exchanging their share certificates.

                         IF YOU ARE A PTI SHAREHOLDER,
                        WHO CAN HELP ANSWER YOUR QUESTIONS?

          If you have questions about the merger, you should contact:

                                   PTI, Inc.
                             900 Middlesex Turnpike
                      Billerica, Massachusetts 01821-3946
                Attention: Thomas C. Weaver, Corporate Secretary
                           Telephone: (978) 439-2110

                                    SUMMARY


    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT -- PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE PROPOSED MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE PROXY STATEMENT -- PROSPECTUS AS WELL AS THE OTHER DOCUMENTS TO WHICH WE REFER. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 89.



THE COMPANIES (SEE PAGE 27)


MacDermid, Incorporated
245 Freight Street
Waterbury, Connecticut 06702
(203) 575-5700

MacDermid develops, produces and markets a broad line of specialty chemical products which are used primarily in the metal and plastic finishing, electronics and graphic arts industries. MacDermid has manufacturing facilities and sales offices in North America, Europe and Asia.

MacDermid, founded in 1922, is incorporated in Connecticut.

PTI, Inc.
900 Middlesex Turnpike
Billerica, Massachusetts 01821
(978) 439-2000

PTI is the parent company of Polyfibron Technologies, Inc. Polyfibron Technologies develops, produces and markets specialty chemicals that are used in the printing industry. Specifically, Polyfibron sells printing plates and printing blankets, both of which are used to transfer ink and thus form images on surfaces such as paper, cardboard or plastic film used for packaging. PTI's subsidiaries have manufacturing facilities located in the United States, France and Australia.

PTI is incorporated in Delaware and was founded in 1994 when it acquired Polyfibron Technologies and other assets and liabilities from W.R. Grace & Co.


MERGER TRANSACTION (SEE PAGE 28)


The merger agreement provides that MacDermid will acquire PTI and all of the outstanding PTI capital securities consisting of common stock, preferred stock and a common stock warrant in exchange for shares of MacDermid common stock and warrants to purchase shares of MacDermid common stock. The acquisition will be accomplished through the merger of a MacDermid subsidiary into PTI. Upon completion of that merger, PTI will become a wholly owned subsidiary of MacDermid and shareholders of PTI will become shareholders of MacDermid.

The merger agreement and the first and third amendments to the merger agreement are attached to this proxy statement -- prospectus as Appendices A, B and C. We encourage you to read the merger agreement as it is the legal document that governs the merger.

The merger agreement also obligates MacDermid to refinance PTI's financial indebtedness upon completion of the merger. Accordingly, MacDermid has entered into an amended secured credit facility under which it will borrow the funds necessary to refinance the PTI debt. As of October 31, 1999, the amount of debt to be refinanced totaled $157.6 million.


REASON FOR SECOND PTI SHAREHOLDER MEETING
(SEE PAGE 30)



PTI and MacDermid shareholders initially approved the merger on September 30, 1999. On October 29, 1999, PTI and MacDermid agreed to amend the merger agreement to reduce by 700,000 shares the number of MacDermid shares issued in the merger. The effect of that reduction will be to decrease the number of MacDermid shares exchanged for each share of PTI common stock, but it will not affect the amount of MacDermid stock exchanged for PTI preferred stock. PTI and MacDermid may not complete the merger unless the holders of PTI Class A common stock reapprove the merger agreement as amended on October 29. Delaware law requires PTI to resolicit the holders of PTI Class A common stock because the October 29 amendment to the merger agreement reduced the number of MacDermid shares that will be exchanged in the merger for shares of PTI common stock. Delaware law also requires PTI to give its shareholders another opportunity to elect to exercise appraisal rights. MacDermid shareholder approval of the amended merger agreement is not required.



REASONS FOR THE CHANGE IN THE NUMBER OF MACDERMID SHARES TO BE ISSUED IN THE MERGER
(SEE PAGE 33)



In September 1999, MacDermid and PTI agreed to extend the termination date of the merger agreement to October 29, 1999 from September 30, 1999 in order to allow more time to seek the required Federal Trade Commission approval of the merger.



    In October 1999, it became apparent to MacDermid and PTI that the Federal Trade Commission would not approve the merger on or before October 29 and, therefore, that either MacDermid or PTI would have the right to terminate the merger agreement after that date. In mid-October, MacDermid notified PTI that MacDermid would not proceed with the merger unless PTI agreed to reduce the number of MacDermid shares that would be exchanged for PTI common stock and the PTI warrant. The PTI Board of Directors decided to agree to reduce the number of MacDermid shares issued in the merger because it concluded that of all likely buyers MacDermid had the strongest strategic rationale for acquiring PTI and no other buyer could complete an acquisition of PTI as quickly as MacDermid could. The PTI Board of Directors also concluded that the terms of the merger agreement as amended by the October 29 amendment were preferable to any other strategic alternative available to PTI including remaining independent.



WHAT PTI SECURITY HOLDERS WILL RECEIVE
(SEE PAGE 35)



The merger agreement, as amended by the third amendment, provides that MacDermid will deliver 6,873,000 shares of MacDermid common stock to PTI shareholders upon the completion of the merger. This represents a decrease of 700,000 shares from the original terms of the merger. The MacDermid shares issued in the merger will be allocated first to the holders of PTI preferred stock to satisfy the liquidation preference of that stock, and the balance of the MacDermid common stock will be allocated proportionately to holders of PTI common stock interests. The aggregate value of the 6,873,000 MacDermid shares received by PTI shareholders upon completion of the merger will be approximately $268.46 million, assuming the market value of MacDermid stock is equal to $39.06, the reported closing price of MacDermid common stock on the NYSE on November 11, 1999.


WHAT HOLDERS OF PTI PREFERRED STOCK WILL RECEIVE


The October 29 amendment to the merger agreement did not change the amount of MacDermid shares that will be exchanged in the merger for share of PTI preferred stock. As a result of the merger, each share of PTI preferred stock will be converted into a number of shares of MacDermid common stock having a market value equal to the liquidation preference of that share of PTI preferred stock ($1,000) plus any owed dividends. The merger agreement specifies that the market value of MacDermid common stock will be based upon a 30-day trading average referred to in the merger agreement and this proxy statement -- prospectus as the "Current Market Price." See "Exchange Ratio Assumptions" on page 12 for a more detailed definition of Current Market Price. As of November 3, 1999, 9,175 shares of PTI preferred stock were outstanding.



The holders of PTI preferred stock will receive in the merger shares of MacDermid common stock having an aggregate value of approximately $11.5 million, assuming approximately $761,691 of dividends are owed on the preferred stock, representing 182 days of unpaid dividends since the last dividend payment date on June 15, 1999. See "Exchange Ratio Assumptions" on page 12. PTI owes more dividends on some shares of preferred stock than others. Therefore, the number of shares of common stock that MacDermid will issue for any particular share of PTI preferred stock will vary ranging from a low of
31.493 shares to a high of 57.626 shares, based upon the assumptions described on page 12.


WHAT HOLDERS OF PTI COMMON STOCK WILL RECEIVE

After the PTI preferred stock liquidation preference is satisfied, the balance of the 6,873,000 MacDermid shares will be allocated among the holders of PTI common stock in proportion to their ownership of PTI common stock.


As of November 12, 1999, there were 855,000 outstanding shares of PTI common stock. In addition, 150,000 shares of PTI common stock are issuable upon the exercise of a warrant held by Citicorp Mezzanine Partners, L.P. Under the terms of that PTI warrant, Citicorp Mezzanine Partners may purchase PTI common stock at an exercise price of approximately $.01 per share.


For purposes of allocating the MacDermid common stock among holders of PTI common stock, the PTI warrant held by Citicorp Mezzanine Partners will be treated as if it had been exercised in full. MacDermid will issue a substitute common stock warrant to Citicorp Mezzanine Partners on equivalent terms. The description of MacDermid shares exchanged in the merger treats the PTI warrant as if excercised in full prior to the completion of the merger.

The amount and value of MacDermid stock that any holder of PTI common stock will receive upon the completion of the merger will depend on the Current Market Price of MacDermid common stock and the amount of dividends owed on PTI preferred stock. See "Exchange Ratio Assumptions." ACCORDINGLY, HOLDERS OF PTI COMMON STOCK WILL NOT KNOW AT THE TIME THAT THEY VOTE THE NUMBER OR VALUE OF THE MACDERMID SHARES THEY WILL RECEIVE. PTI SHAREHOLDERS MAY MAKE INQUIRIES AS TO THE ESTIMATED EXCHANGE RATIO OF MACDERMID SHARES FOR SHARES OF PTI COMMON STOCK BASED UPON THE TRADING PRICE OF MACDERMID STOCK AT THAT TIME BY CALLING
THOMAS C. WEAVER, PTI'S CORPORATE SECRETARY AT (978) 439-2110.

HYPOTHETICAL EXCHANGE RATIOS AND ASSUMPTIONS


The following table illustrates the number of MacDermid shares that would be exchanged for each share of PTI common stock as of the completion of the merger at three hypothetical Current Market Prices of $30, $34 and $38 per share. MacDermid and PTI believe the range of hypothetical Current Market Prices reasonably reflects the trading prices of MacDermid common stock after the merger was announced. The hypothetical exchange ratios also assume in each case $761,691 of dividends are owed on PTI preferred stock. For comparison purposes, the table below also shows the hypothetical exchange ratios under the original merger agreement using the same Current Market Price and preferred stock dividend assumptions. See "Exchange Ratio Assumptions."



                         NUMBER OF
    ASSUMED          MACDERMID SHARES
"CURRENT MARKET        EXCHANGED FOR
   PRICE" OF         EACH SHARE OF PTI
MACDERMID STOCK        COMMON STOCK
----------------   ---------------------
                    AMENDED    ORIGINAL
                   AGREEMENT   AGREEMENT
                   ---------   ---------
     $30.00          6.457       7.153
     $34.00          6.502       7.198
     $38.00          6.537       7.233


ESCROW FUND

Holders of PTI common stock and Citicorp Mezzanine Partners will also receive as of the completion of the merger an interest in an escrow fund that may entitle them to receive additional MacDermid shares a year or more after the merger is completed.

ESCROWED SHARES (SEE PAGE 37)


The escrow fund that will be established as of the completion of the merger will be used to satisfy any indemnification claim MacDermid is entitled to bring under the merger agreement. As of the completion of the merger, the escrow fund will consist of a total of 127,000 shares of MacDermid common stock and common stock equivalents. Those 127,000 MacDermid shares are sometimes referred to in this proxy statement -- prospectus as the "escrowed shares." Holders of PTI common stock and Citicorp Mezzanine Partners will be entitled to sell all or any portion of the MacDermid stock, or in the case of Citicorp Mezzanine Partners the MacDermid warrant, held in escrow for that investor's benefit. The proceeds of any sale, however, would remain in escrow until the termination of the escrow agreement.


INDEMNIFICATION (SEE PAGE 37)


MacDermid, on the one hand, and the PTI shareholders and Citicorp Mezzanine Partners, collectively, on the other hand, will be entitled to indemnification for a breach of the merger agreement. No party will be entitled to indemnification for a claim brought more than 12 months after the merger is completed. Further, neither MacDermid, on the one hand, nor the PTI shareholders and Citicorp Mezzanine Partners, collectively, on the other hand, will be entitled to indemnification until their damages exceed $2 million and then only to the extent of the excess.

MacDermid's sole source of recourse for indemnification will be to the escrow assets. If the PTI shareholders and Citicorp Mezzanine Partners are entitled to indemnification, MacDermid will pay the damages solely in MacDermid shares and not in cash. In no event will the maximum indemnification payment by MacDermid on the one hand or PTI shareholders on the other hand exceed the Current Market Price of the escrowed shares as of the completion of the merger.

Citicorp Venture Capital will act on behalf of the PTI shareholders and Citicorp Mezzanine Partners in all matters relating to the indemnification provisions of the merger agreement. The escrow will terminate and the remaining escrow assets, if any, will be distributed to the former holders of PTI common stock and Citicorp Mezzanine Partners upon the later of (a) 12 months after the completion of the merger or (b) the resolution of all MacDermid indemnification claims.


LISTING OF MACDERMID COMMON STOCK AND RESTRICTIONS ON TRANSFER (SEE PAGE 38)


The shares of MacDermid common stock issued in connection with the merger will be listed on the NYSE under the ticker symbol "MRD."

Transfer restrictions imposed by the Federal securities laws will apply to directors, executive officers and principal shareholders of PTI. MacDermid will provide Citicorp Venture Capital, Citicorp Mezzanine Partners and other PTI affiliates with registration rights allowing them to publicly resell their MacDermid shares. MacDermid stock issued to PTI shareholders who are, at the time the merger is completed, subject to contractual limitations on the resale of their PTI stock will be subject to those same contractual limitations.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 44)


MacDermid and PTI have received opinions from tax counsel, as of the date of this proxy statement -- prospectus, that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, assuming the merger is completed on substantially the terms described in this proxy statement --prospectus. The material tax consequences to MacDermid and PTI shareholders of the merger qualifying as a tax-free reorganization are:

- MacDermid shareholders will not have a taxable gain as a result of the merger;

- no gain or loss will be recognized by MacDermid or PTI as a result of the merger;

- PTI shareholders will not have taxable gain or loss on the exchange of PTI stock for MacDermid stock in the merger, except with respect to any cash received instead of a fractional share of MacDermid stock or as a consequence of the exercise of appraisal rights;

- the tax basis of MacDermid stock received by a PTI shareholder in the merger will be the same as the tax basis of the PTI stock exchanged in the merger, reduced by any amount allocable to a fractional share interest for which cash is received; and

- the holding period of the MacDermid stock that a PTI shareholder receives in the merger generally will include the holding period of the PTI stock exchanged for the MacDermid stock.

Neither MacDermid nor PTI will proceed with the merger without resoliciting its shareholders unless it obtains, as of the date the merger is completed, an opinion from tax counsel confirming that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. Those legal opinions will not bind the IRS, which could take a contrary position.


APPRAISAL RIGHTS (SEE PAGE 48)


PTI shareholders, but not MacDermid shareholders, are entitled under law to appraisal rights in connection with the merger. To exercise appraisal rights, a PTI shareholder must satisfy the following criteria:

- vote against approval of the merger agreement or abstain from voting;

- provide written notice of his or her intention to exercise appraisal rights to PTI on or before the date of the special meeting, even if the PTI shareholder is not entitled to vote at the PTI special meeting; and

- comply with other procedures as are required by Section 262 et seq. of the Delaware General Corporation Law. A copy of those sections of the Delaware law are attached to this proxy statement -- prospectus as Appendix D.


OWNERSHIP OF MACDERMID AFTER THE MERGER (SEE PAGE 40)


On a pro forma basis, the shares of MacDermid common stock issued in the merger will range from 21.5% of the pro forma MacDermid shares outstanding if no escrowed shares are released to former PTI security holders to 21.8% if all escrowed shares are released. In each case this assumes that the MacDermid warrants issued to Citicorp Mezzanine Partners in the merger have been exercised in full and there is no change in the number of shares of MacDermid stock outstanding before the merger.


On a pro forma basis, the shares of MacDermid common stock issued in the merger to Citicorp Venture Capital, one of PTI's principal shareholders, will range from approximately 11.6% of the pro forma MacDermid shares outstanding if no escrowed shares are released to former PTI security holders to approximately 11.8% if all escrowed shares are released.



EXECUTIVE OFFICERS AND DIRECTORS OF MACDERMID AFTER THE MERGER (SEE PAGE 40)



The only change in the executive officers and directors of MacDermid as a consequence of the merger is that a designee of Citicorp Venture Capital will become a MacDermid director. The MacDermid Board of Directors has approved an increase in the size of the Board to seven from six, effective as of the completion of the merger, and has elected Joseph M. Silvestri, an officer of Citicorp Venture Capital, to fill that vacancy. See page 40 for biographical information regarding Mr. Silvestri and information regarding Citicorp Venture Capital's right to designate a MacDermid director.

REASONS FOR THE MERGER (SEE PAGES 28 AND 32)


We believe that the merger of PTI and MacDermid will:

- create a combined company that will be a substantial global competitor in the supply of chemicals and related materials to the graphic arts industry;

- improve the diversity of the combined company's overall sources of revenue, both by product line and geography; and

- allow the combined company to participate in a much broader section of the graphic arts industry.


Of course, these benefits depend on our ability to integrate the businesses of MacDermid and PTI successfully after the merger, and on other uncertainties described in "Risk Factors" beginning on page 19.


RECOMMENDATIONS TO SHAREHOLDERS

The PTI Board believes that the merger agreement is fair to you and is in your best interests and recommends that you vote FOR the merger agreement.

VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of PTI Class A common stock.


RISK FACTORS (SEE PAGE 19)


You are encouraged to consider the risk factors described elsewhere in this proxy statement -- prospectus in deciding whether to vote in favor of the proposal to approve the merger agreement. Those risks include the following:

- The number of MacDermid shares issued in the merger will not increase or decrease if the market price of MacDermid stock changes before the merger is completed. Accordingly, the market value of the MacDermid stock that a PTI shareholder may receive in the merger may be less than or greater than the market value of MacDermid stock that the shareholder would have received if the merger had been completed as of the date of this proxy statement -- prospectus.

- Neither MacDermid nor PTI engaged a financial advisor to evaluate the fairness to its shareholders, from a financial point of view, of the number of MacDermid shares to be exchanged in the merger for all of the outstanding PTI capital securities. Therefore, when deciding whether or not to approve the merger agreement, you will not have the benefit of a financial advisor's opinion and analysis that otherwise would be included in this proxy statement -- prospectus.


REQUIRED REGULATORY APPROVALS (SEE PAGE 41)


The Hart-Scott-Rodino Act prohibits MacDermid and PTI from completing the merger until certain information is furnished to the Federal Trade Commission and a required waiting period has expired or been terminated. We provided information to the Federal Trade Commission on February 26, 1999 and from time to time thereafter. The Federal Trade Commission asserted, however, that our submissions did not satisfy all applicable requirements. Without agreeing with the Federal Trade Commission's assertion, MacDermid and PTI represented to the Commission that we would not complete the merger without giving the Commission at least 35 days prior notice or otherwise obtaining the Commission's approval to close. The Federal Trade Commission may seek to delay further the completion of the merger, or attempt to challenge the merger on antitrust grounds or negotiate a settlement that would likely involve the divestiture of a portion of the combined company's assets.


PTI and MacDermid are discussing with the Federal Trade Commission the specific terms of a proposed divestiture of a portion of PTI's assets, as well as terms of a related consent decree that MacDermid would enter into with the FTC. MacDermid and PTI expect that PTI will be required to divest its U.S. and Canada liquid flexographic photopolymer business for commercial packaging and that MacDermid and PTI each will have to terminate a distribution agreement with a competing company. We cannot guarantee, however, that we will be able to negotiate a divestiture or a consent decree that would be acceptable to us and the Federal Trade Commission.



INTERESTS OF RELATED PERSONS IN THE MERGER (SEE PAGE 43)


Shareholders should be aware that a number of PTI officers are parties to severance agreements and other arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of PTI shareholders as a whole. More specifically, four executive officers of PTI have severance and change of control agreements which generally provide these officers with up to 18 months of salary if they are terminated without cause or voluntarily leave the employ of PTI within a specified period after the merger is completed. PTI is also obligated to make cash payments in the aggregate of up to a maximum of $950,200 to 22 other employees under various severance and stay-bonus arrangements.


ACCOUNTING TREATMENT (SEE PAGE 44)


We expect the merger to be treated as a pooling of interests, which means that for accounting and financial reporting purposes, MacDermid will treat MacDermid and PTI as if they had always been combined. It is a condition to MacDermid's obligation to complete the merger that MacDermid receive a letter from its accountants stating that in their opinion the merger will appropriately be treated as a pooling of interests.


TERMINATION OF MERGER AGREEMENT (SEE PAGE 57)


Either MacDermid or PTI can terminate the merger agreement and not proceed with the merger if:

- the other party materially breaches the merger agreement; or

- the merger is not completed by December 15, 1999, other than because the terminating party breached the merger agreement.
MacDermid may also terminate the merger agreement and not proceed with the merger if more than 350,000 MacDermid shares that may potentially be issued in the merger are not issued because one or more PTI shareholders have reserved their appraisal rights.

The termination of the merger agreement and the abandonment of the merger may occur before or after the merger agreement is approved by either or both MacDermid and PTI shareholders. If MacDermid or PTI terminates the merger agreement because of the failure of the PTI shareholders to approve the merger agreement, PTI must pay MacDermid a $5.0 million termination fee.

                       MACDERMID SELECTED FINANCIAL DATA

    You should read this selected financial data with MacDermid's Annual Report on Form 10-K for the year ended March 31, 1999 and MacDermid's Quarterly Report on Form 10-Q for the three months ended June 30, 1999. The selected historical financial data as of and for the five years ended March 31, 1999 are derived from MacDermid's consolidated financial statements, which have been audited by independent public accountants. Share and per share data have been restated to reflect the effects of three-for-one stock splits effective February 6, 1998 and November 15, 1996.

    The selected historical data as of and for the three months ended June 30, 1999 and June 30, 1998 have not been audited but, in the opinion of MacDermid's management, contain all adjustments, consisting solely of those of a normal recurring nature, necessary to present fairly the financial position and results of operations of MacDermid as of these dates and for these periods. The results of operations for the three months ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the year ending March 31, 2000, or for any future period.

    EBITDA, as used in the table below, means earnings from operations before interest, taxes, depreciation and amortization. Although EBITDA is not defined by generally accepted accounting principles, MacDermid believes it to be beneficial to gaining an understanding of MacDermid's financial performance. However, EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

    You should also be aware that acquisitions MacDermid has completed since April 1, 1994 may adversely affect your ability to compare the information reflected in the following table, and consequently, the information may be of limited use in evaluating MacDermid's historical performance or predicting its future operating results. See "Risk Factors."

                                           AS OF AND FOR THREE
                                              MONTHS ENDED
                                                JUNE 30,                       AS OF AND FOR THE YEAR ENDED MARCH 31,
                                         -----------------------   --------------------------------------------------------------
                                            1999         1998         1999         1998         1997         1996         1995
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)
OPERATING RESULTS
Net sales..............................     119,067       81,070   $  382,648   $  314,058   $  293,720   $  235,891   $  182,100
Income (loss) from continuing
  operations...........................       9,999        8,093       36,283       30,797       23,846       13,795       11,142
Net earnings available for common
  shareholders (before accounting
  change)(1)...........................       9,999        8,093       36,283       30,488       22,010       13,195       11,142
Diluted earnings per common share(1)...        0.39         0.32         1.43         1.20         0.85         0.50         0.39

FINANCIAL POSITION AT YEAR END
Working capital........................      68,944       50,279       63,248       50,814       46,883       59,714       34,711
Current ratio(2).......................         1.5          1.6          1.5          1.6          1.7          2.0          1.7
Capital expenditure....................       1,378        1,394        5,442        8,342        6,914        4,303        3,990
Total assets...........................     529,992      319,541      506,279      300,260      260,978      264,756      123,305
Long-term debt (includes short-term
  portion).............................     260,670      138,350      258,668      116,425       82,981      112,254       22,642
Percent of total capitalization
  (excluding preferred stock)..........        62.7         55.5         64.6         52.5         50.9         63.0         29.7
Redeemable preferred stock.............          --           --           --           --       32,436       30,600           --

OTHER DATA
Return on sales available for common
  shareholders (%)(1)..................         8.4         10.0          9.5          9.7          7.5          5.6          6.1
Return on average common equity
  (%)(3)...............................        24.6         27.1         29.3         32.9         30.2         22.1         18.3
Cash provided by operations............       2,230        3,098       53,540       35,335       37,437       17,493       19,854
Cash provided by (used in) investing
  activities...........................      (9,502)     (16,558)    (171,016)     (32,807)      (5,406)    (107,773)      (9,740)
Cash provided by (used in) financing
  activities...........................       1,250       15,315      129,851       (5,000)     (33,969)      91,568       (9,322)
EBITDA.................................      25,503       17,433       80,157       66,451       55,579       38,758       26,516

SHARE DATA
Common shareholders' equity............     154,911      110,894   $  142,039   $  105,545   $   80,058   $   65,817   $   53,654
Book value per common share............        6.16         4.41         5.65         4.21         3.26         2.62         2.17
Cash dividends per common share........        0.02         0.02         0.08         0.07       0.0667       0.0667       0.0667
Common shares outstanding
  Diluted average during period........  25,430,215   25,475,820   25,427,288   25,483,844   25,912,677   26,383,844   28,372,599
  Outstanding at period end............  25,157,299   25,138,068   25,145,343   25,095,906   24,561,459   25,148,079   24,682,797

-------------------------

(1) Before cumulative effect of accounting change as a result of implementation of SFAS No. 112, "Employers Accounting for Postretirement Benefits," which resulted in one-time after tax charges of $371 ($0.01/common share) in 1995.

(2) Current assets divided by current liabilities.

(3) Return on Average Common Equity for the three months ended June 30, 1999 and 1998 is annualized so as to be comparative to the years ended March 31. This calculation is not necessarily indicative of the result which will occur at year end.

                          PTI SELECTED FINANCIAL DATA

    You should read this selected financial data with PTI's audited consolidated financial statements for the year ended December 31, 1998 and PTI's unaudited consolidated financial statements as of and for the six months ended June 30, 1999, all of which are included elsewhere in this proxy statement -- prospectus. PTI began business on December 29, 1994. The selected historical financial data as of and for the four years ended December 31, 1998 are derived from PTI's consolidated financial statements, which have been audited by independent public accountants.

    The selected historical financial data for the period January 1, 1994 to December 28, 1994, and as of December 28, 1994, were obtained from PTI's "predecessor company" consisting of parts of former W.R. Grace & Co. divisions that PTI acquired on December 29, 1994. The amounts have not been audited and contain no pro forma adjustment to give effect to PTI's acquisition of the Grace assets, including related financing. In connection with that acquisition, PTI elected to sell the non-printing product businesses whose operations were previously combined with those Grace assets. The net assets of those businesses were valued in the opening balance sheet at their actual net sales proceeds, less an allocation of interest expense on the incremental debt used to finance the businesses, plus the cash flows generated from the businesses during the holding period. In October 1995 and December 1995, respectively, the businesses were sold resulting in no change to the allocation of the original purchase price. For the period December 29, 1994 through the respective dates of disposal, the businesses generated profits of approximately $844,000 which have been excluded from PTI's consolidated statement of operations. Imputed interest expense during the period December 29, 1994 through the respective disposal dates of approximately $978,000 was allocated to the carrying value of the assets held for sale at the acquisition date and has not been included in the consolidated statement of operations for the period.

    The selected historical data as of and for the six months ended June 30, 1999 and June 30, 1998 have not been audited but, in the opinion of PTI's management, contain all adjustments, consisting solely of those of a normal recurring nature, necessary to present fairly the financial position and results of operations of PTI as of these dates and for these periods. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the year ending
December 31, 1999, or for any future period.

    EBITDA, as used in the table below, means earnings from operations before interest, taxes, depreciation and amortization. Although EBITDA is not defined by generally accepted accounting principles, PTI believes it to be beneficial to gaining an understanding of PTI's financial performance. However, EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

                                                                                                                   W.R. GRACE
                                                                                                                    PRINTING
                                                                                                                    PRODUCTS
                                                                                                               (PREDECESSOR CO.)
                                           AS OF AND FOR                                                             AS OF
                                         SIX MONTHS ENDED                                                        28-DEC-94 AND
                                             JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,       FOR THE PERIOD
                                       ---------------------   ---------------------------------------------      1-JAN-94 TO
                                         1999        1998        1998        1997        1996        1995         28-DEC-94(3)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ------------------
                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)           (UNAUDITED)
OPERATING RESULTS
Net sales............................  $ 120,177   $ 113,494   $ 227,956   $ 214,509   $ 146,577   $ 147,439        $149,508(4)
Income (loss) from continuing
  operations(2)......................      7,519       8,880      19,343         592       4,752      (1,412)          9,584(4)
Net earnings available for common
  shareholders(2)....................      6,773       8,193      17,912        (780)      3,302      (2,984)          9,584
Diluted earnings per common
  share(2)...........................       6.74        8.15       17.82       (0.93)       3.30       (3.51)             --

FINANCIAL POSITION AT YEAR END
Working capital......................     62,584      53,955      54,395      48,285      25,078      27,994          20,678
Current ratio (1)....................        2.0         2.2         1.9         2.1         1.7         1.7             1.5
Capital expenditure..................      6,158       3,814      14,594       5,816       4,755       3,670           5,800
Total assets.........................    245,327     205,880     231,011     197,935     139,145     151,862         148,998(5)
Long-term debt (includes short-term
  portion)...........................    160,659     146,715     147,714     147,142     102,395     101,998          23,893
Percent of total capitalization
  (excluding preferred stock)........       91.8        99.6        92.3       105.9       100.9        99.0            18.6
Redeemable preferred stock...........      9,751       9,167       8,944       8,406       7,964      12,781              --

OTHER DATA
Return on sales available for common
  shareholders(%)(2).................        5.6         7.2         7.9        (0.4)        2.3        (2.0)            6.4
Return on average common
  equity(%)(2)(6)....................      101.7       430.2       854.2       (17.1)    5,413.1      (283.7)            9.2
Cash provided by (used in)
  operations.........................       (406)      3,511      26,916      20,275      11,650      19,231          15,061
Cash provided by (used in) investing
  activities.........................    (15,594)     (3,984)    (24,681)    (61,474)     (4,755)     (7,930)         (5,800)
Cash provided by (used in) financing
  activities.........................     15,077        (347)        117      44,255      (7,393)    (28,548)             --
EBITDA...............................     25,908      27,899      55,801      37,986      29,113      21,763          24,824

SHARE DATA
Common shareholders' equity..........  $  14,265   $     556   $  12,367   $  (8,173)  $    (930)  $   1,052        $104,378
Book value per common share..........      16.68        0.65       14.46       (9.56)      (1.09)       1.24              --
Cash dividends per common share......         --          --          --          --          --          --
Common shares outstanding
  Diluted average during period......  1,005,000   1,005,000   1,005,000   1,001,250   1,000,000   1,000,000              --
  Outstanding at period end..........    855,000     855,000     855,000     855,000     850,000     850,000              --

-------------------------

(1) Current assets divided by current liabilities.

(2) Earnings available to common shareholders and diluted earnings per share are before extraordinary loss of $1,322 ($1.55 per share) in 1997.

(3) Operating results for the period January 1, 1994 to December 28, 1994 and as of December 28, 1994 were obtained from the predecessor company consisting of portions of various divisions of W.R. Grace & Co. that PTI acquired on December 29, 1994.

(4) 1994 results include sales of approximately $11.2 million and a net loss of approximately $1.3 million for non-printing products businesses which were sold by PTI in 1995.

(5) Total assets include assets related to non-printing products businesses valued by PTI at $11.6 million on December 29, 1994 and sold in 1995.

(6) Return on Average Common Equity for the six months ended June 30, 1999 and 1998 is annualized so as to be comparative to the years ended December 31. This calculation is not necessarily indicative of the result which will occur at year end.

                           EXCHANGE RATIO ASSUMPTIONS


    This proxy statement -- prospectus presents pro forma share and per share data in various sections, including those titled "Unaudited Pro Forma Combined Condensed Selected Financial Data," "Selected Historical and Pro Forma Comparative Per Share Data" and "Beneficial Ownership of PTI." Unless otherwise stated, all pro forma share and per share data presented in this joint proxy statement -- prospectus assume the ratio of the number of shares of MacDermid common stock exchanged for each share of PTI common stock in the merger (the "exchange ratio") is equal to 6.502, which would have been the exchange ratio under the following assumptions:



    - the merger had been completed on November 11, 1999, the latest practicable date prior to the printing of this joint proxy statement -- prospectus,


    - only 6,873,000 shares of MacDermid common stock are issued in the merger, with none of the 127,000 escrowed shares being released to former holders of PTI common stock and the PTI warrant, and

    - a total of approximately $761,691 of dividends is owed on PTI preferred stock as of the completion of the merger, representing 182 days of unpaid dividends on the preferred stock, which dividends are paid semi-annually on June 15 and December 15.

    THE ACTUAL EXCHANGE RATIO WILL LIKELY BE DIFFERENT. As described in more detail elsewhere in this joint proxy statement -- prospectus, there is neither a minimum nor maximum exchange ratio. Instead, the merger agreement fixes the minimum and maximum number of shares of MacDermid common stock that will be issued in the merger. The minimum number of shares is fixed at 6,873,000, which would be the number of shares issued in the merger assuming no escrowed shares are released. The maximum number of shares is fixed at 7,127,000, which would be the number of shares issued in the merger assuming all of the escrowed shares are released and assuming MacDermid is liable to indemnify the PTI shareholders to the maximum extent provided in the merger agreement by issuing an additional 127,000 shares of MacDermid common stock. See "Merger Transaction."


    The actual exchange ratio will depend both on the "Current Market Price" of MacDermid common stock as of the completion of the merger and on the amount of dividends owed on the PTI preferred stock at that time. "Current Market Price" means the average of the daily closing price for MacDermid common stock on the NYSE for the 30 consecutive trading days preceding the completion of the merger, ignoring the highest and lowest closing prices during that period. The Current Market Price would have been $34.00 if the merger was completed on November 11, 1999. If the Current Market Price as of the completion of the merger is greater than the Current Market Price as of November 11, 1999, the exchange ratio would be greater than the assumed exchange ratio as of November 11, 1999. Conversely, if the Current Market Price as of the completion of the merger is less than the Current Market Price as of November 11, 1999, the exchange ratio would be less than the assumed exchange ratio as of November 11, 1999. See "Merger Transaction" for a table showing the exchange ratio at hypothetical Current Market Prices of $30, $34 and $38.


    The pro forma share and per share also assume the full exercise of the MacDermid warrant issued to Citicorp Mezzanine Partners upon completion of the Merger. The MacDermid warrant will have a nominal exercise price per share. See "Merger Transaction."

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            SELECTED FINANCIAL DATA

    The following table is a summary of selected unaudited combined financial information from the section of this proxy statement -- prospectus titled "Unaudited Pro Forma Combined Condensed Financial Information." The combined financial information of MacDermid and PTI gives effect to the merger as a pooling of interests, as if the merger had been completed as of April 1, 1996, and MacDermid's acquisition of W. Canning plc as of April 1, 1998 that MacDermid accounted for using the purchase method of accounting. The pro forma combined condensed financial information for the year ended March 31 adds the fiscal year ended March 31 for MacDermid to the previous fiscal year ended December 31 for PTI. The proforma combined condensed financial information for the three months ended June 30, 1999 and 1998 adds three months ended June 30, for each of MacDermid and PTI. Share and per share data have been restated to reflect the effects of MacDermid's three-for-one stock split effective February 6, 1998.

    You should read the following summary with the "Unaudited Pro Forma Combined Condensed Financial Information" and the related notes and the financial information of MacDermid and PTI that are incorporated by reference or presented in this proxy statement -- prospectus. The Unaudited Pro Forma Combined Summary Financial Data is presented for illustrative purposes only. This information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed on the dates indicated. Further, this information is not necessarily indicative of MacDermid's future operating results or financial condition.

                                                                   AS OF AND FOR
                                                                THREE MONTHS ENDED          AS OF AND FOR THE YEAR ENDED
                                                                     JUNE 30,                        MARCH 31,
                                                              -----------------------   ------------------------------------
                                                                 1999         1998         1999         1998         1997
                                                              ----------   ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)
OPERATING RESULTS
Net sales...................................................  $  182,066   $  138,308   $  702,507   $  528,064   $  440,297
Income (loss) from continuing operations....................      14,260       12,141       56,035       31,389       28,598
Net earnings available for common shareholders..............      14,260       12,141       56,035       31,080       26,762
Diluted earnings per common share (1).......................        0.44         0.38         1.73         0.96         0.82
FINANCIAL POSITION AT YEAR END
Working capital.............................................     131,528      104,234      117,643       99,099       71,961
Current ratio (2)...........................................         1.7          1.8          1.6          1.8          1.7
Capital expenditures........................................       4,441        5,208       20,036       14,158       11,669
Total assets................................................     775,319      525,421      737,290      498,195      400,123
Long-term debt (includes short-term portion)................     425,982      285,065      406,382      263,567      185,376
Percent of total capitalization (excluding MacDermid
  preferred stock)..........................................        70.4         70.3         71.3         71.4         68.0
Redeemable preferred stock..................................          --           --           --           --       32,436
OTHER DATA
Return on sales available for common shareholders (%).......         7.8          8.8          8.0          5.9          6.1
Return on average common equity (%) (3)(4)..................        29.7         37.2         41.6         32.2         32.1
Cash provided by operations.................................       5,816        9,282       80,456       55,610       49,087
Cash provided by (used in) investing activities.............     (11,993)     (18,936)    (195,697)     (94,281)     (10,161)
Cash provided by (used in) financing activities.............         162       10,610      129,968       39,255      (41,362)
EBITDA......................................................      39,548       31,384      135,958      104,437       84,692

(SEE FOOTNOTES ON FOLLOWING PAGE)

                                                          AS OF AND FOR THREE
                                                         MONTHS ENDED JUNE 30,    AS OF AND FOR THE YEAR ENDED MARCH 31,
                                                        -----------------------   ---------------------------------------
                                                           1999         1998         1999          1998          1997
                                                        ----------   ----------   -----------   -----------   -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND RATIOS)
SHARE DATA
Common shareholders' equity (3).......................  $  178,927   $  120,617   $  163,350    $  105,778    $   87,092
Book value per common share (1).......................        5.76         3.89         5.26          3.41          2.86
Cash dividends per common share (1)...................      0.0162       0.0162       0.0648        0.0566        0.0539
Common shares outstanding (1)
  Diluted average during period.......................  32,303,215   32,348,820   32,300,288    32,356,844    32,785,677
  Outstanding at period end...........................  31,055,064   31,035,833   31,043,108    30,993,671    30,459,224


----------------------

(1) The pro forma per share net income, cash dividends and book value are based upon an assumption that the ratio of shares of MacDermid common stock exchanged for each share of PTI common stock in the merger is equal to
    6.488. THE ACTUAL EXCHANGE RATIO WILL LIKELY BE DIFFERENT. See "Exchange Ratio Assumptions" and "Merger Transaction -- What PTI Security Holders Will Receive in the Merger." As described in more detail elsewhere in this proxy statement -- prospectus, a total of 127,000 shares of MacDermid common stock will be released from escrow to PTI security holders if MacDermid makes no claim against the escrowed shares. In that scenario, MacDermid's pro forma diluted shares outstanding would increase by approximately 0.4%, which would decrease pro forma diluted earnings per common shares by less than $.01 per share in each of the periods presented. A total of 254,000 additional shares of MacDermid common stock may be issued to PTI security holders if all of the 127,000 escrow shares are released to PTI security holders and if MacDermid is liable to indemnify PTI security holders to the maximum extent provided in the merger agreement by issuing an additional 127,000 outstanding shares of MacDermid common stock. In that scenario MacDermid's pro forma diluted shares outstanding would increase by approximately 0.8%, which would decrease pro forma diluted earnings per common share by less than $.01 per share in each of the periods presented. See "Exchange Ratio Assumptions" and "Merger Transaction -- Escrowed Shares and Indemnification."

(2) Current assets divided by current liabilities.

(3) Includes preferred share amounts for PTI as these would be redeemed in the merger in exchange for shares of MacDermid common stock.

(4) Return on Average Common Equity for the three months ended June 30, 1999 and 1998 is annualized so as to be comparative to the years ended March 31. This calculation is not necessarily indicative of the result which will occur at year end.

          SELECTED HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

    The following table shows unaudited comparative per share data for MacDermid and PTI, using the pooling of interests method of accounting. The information should be read in conjunction with the consolidated historical financial statements and related notes of MacDermid and PTI that are incorporated by reference or presented in this proxy statement -- prospectus, and the unaudited pro forma combined condensed financial information, including related notes, which appear elsewhere in this proxy statement -- prospectus. See "Unaudited Pro Forma Combined Condensed Financial Information."

    The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations which would have been realized had the merger been completed during the periods or as of the dates for which the pro forma data is presented.


    The pro forma per share net income, cash dividends and book value shown in the following table are based upon an assumption that the ratio of shares of MacDermid common stock exchanged for each share of PTI common stock in the merger is equal to 6.502. THE ACTUAL EXCHANGE RATIO WILL LIKELY BE DIFFERENT. See "Exchange Ratio Assumptions." The pro forma data per basic share of McDermid common stock will increase if the exchange ratio is less than 6.502 and decrease if the exchange ratio is greater than 6.502, reflecting a decrease or increase in the number of shares allocated to the warrant to be issued to Citicorp Mezzanine Partners. The pro forma data per diluted share of MacDermid common stock will not change, however, if the actual exchange ratio is greater or less than 6.502. Conversely, the pro forma data per share of PTI common stock, both basic and diluted, will increase if the actual exchange ratio is greater than
6.502 and will decrease if the actual exchange ratio is less. See "Merger Transaction -- What PTI Security Holders Will Receive in the Merger" for a table illustrating the exchange ratios at hypothetical Current Market Prices of $30, $34 and $38.



                                                                   AS OF AND FOR
                                                                THREE MONTHS ENDED           AS OF AND FOR YEARS ENDED
                                                                     JUNE 30,                        MARCH 31,
                                                              -----------------------   ------------------------------------
                                                                 1999         1998         1999         1998         1997
                                                              ----------   ----------   ----------   ----------   ----------
PER SHARE OF MACDERMID COMMON STOCK(1):
Income from continuing operations:
  Historical:
    Basic net income per share..............................  $     0.40   $     0.32   $     1.44   $     1.22   $     0.89
    Diluted net income (loss) per share.....................        0.39         0.32         1.43         1.20         0.85
  Pro forma:
    Basic net income per share..............................        0.46         0.39         1.81         1.01         0.87
    Diluted net income per share............................        0.44         0.38         1.73         0.96         0.82
Shares used for earnings calculation:
  Historical (basic)........................................  25,145,343   25,149,149   25,136,712   24,976,931   24,735,191
  Historical (diluted)......................................  25,430,215   25,475,820   25,427,288   25,483,844   25,912,677
  Pro forma (basic).........................................  31,043,108   31,046,914   31,034,477   30,874,696   30,632,956
  Pro forma (diluted).......................................  32,303,215   32,348,820   32,300,288   32,356,844   32,785,677
Cash dividends declared per share:
    Historical..............................................         .02          .02          .08          .07        .0667
    MacDermid/PTI pro forma.................................       .0162        .0162        .0648        .0566        .0539
Book value (as of period end):
  Historical................................................        6.16         4.41         5.65         4.21         3.26
  Pro forma.................................................        5.76         3.89         5.26         3.41         2.86
(SEE FOOTNOTES ON FOLLOWING PAGE.)

                                                                 AS OF AND FOR
                                                                 THREE MONTHS
                                                                     ENDED            AS OF AND FOR YEARS ENDED
                                                                   JUNE 30,                  DECEMBER 31,
                                                              -------------------   ------------------------------
                                                                1999       1998       1999       1998       1997
                                                              --------   --------   --------   --------   --------
PER SHARE OF PTI COMMON STOCK(2):
Income (loss) from continuing operations:
  Historical:
    Basic net income (loss) per share(3)....................   $4.55      $4.73      $20.95    $ (0.92)    $ 3.88
    Diluted net income (loss) per share(3)..................    3.87       4.03       17.82      (0.92)      3.30
  Equivalent pro forma:
    Basic net income per share..............................    2.99       2.54       11.77       6.57       5.66
    Diluted net income per share............................    2.86       2.47       11.25       6.24       5.33
  Cash dividends declared per share:
    Historical..............................................      --         --          --         --         --
    MacDermid/PTI pro forma.................................   .1053      .1053       .4213      .3680      .3505
Book value (as of period end):
  Historical................................................   16.68       0.65       14.46      (9.56)     (1.09)
  Equivalent pro forma......................................   37.45      25.29       34.20      22.17      18.60


--------------------

(1) The pro forma data per share of MacDermid common stock shown in the table will decrease for each escrowed share released to former holders of PTI common stock and the PTI warrant. See "Merger Transaction -- Escrowed Shares and Indemnification."

(2) The pro forma data per share of PTI common stock shown in the table will increase for each escrowed share released to former holders of PTI common stock and the PTI warrant. See "Merger Transaction -- Escrowed Shares and Indemnification."

(3) Earnings per share are before extraordinary loss of $1,322 ($1.55 per share) in 1997.

                            MARKET PRICE INFORMATION

    MacDermid common stock is listed and traded principally on the New York Stock Exchange under the symbol "MRD." There is no established trading market for PTI common stock.

    The following table provides, for the periods indicated, the high and low sale prices per share for MacDermid common stock as reported on the NYSE.


YEAR                                                            LOW         HIGH
----                                                          --------    --------
FISCAL YEAR ENDED MARCH 31, 1999:
  First quarter.............................................   $28.25      $42.38
  Second quarter............................................    23.38       40.50
  Third quarter.............................................    29.88       39.13
  Fourth quarter............................................    32.75       41.94
FISCAL YEAR ENDING MARCH 31, 2000
  First quarter.............................................    32.25       46.06
  Second quarter............................................    30.19       46.25
  Third quarter (through November 11, 1999).................    30.88       39.06


    MacDermid common stock traded at the following highs and lows during the past several months, as reported by the NYSE.


                                                                                     NOVEMBER
                                 JULY      AUGUST    SEPTEMBER   OCTOBER    (THROUGH NOVEMBER 11, 1999)
                               --------   --------   ---------   --------   ---------------------------
High.........................   $46.25     $38.00     $34.44      $34.81               $39.06
Low..........................   $35.63     $33.13     $30.19      $30.88               $33.56


    All shareholders are advised to obtain current market quotations for MacDermid common stock. We cannot predict what the market price of MacDermid common stock will be at or after the completion of the merger. The market price of MacDermid common stock will fluctuate between the date of this proxy statement -- prospectus, the date of the MacDermid and PTI special meetings and the date on which the merger is completed and afterwards. We cannot guarantee when or if the various closing conditions, including the receipt of the approval of the Federal Trade Commission, will be satisfied. See "Merger Agreement -- Termination of Merger Agreement" for a discussion of the right MacDermid and PTI each will have to terminate the merger agreement at any time after December 15, 1999, even if the shareholders approve the merger.

    AS DESCRIBED IN MORE DETAIL ELSEWHERE IN THIS PROXY STATEMENT -- PROSPECTUS, THE NUMBER OF SHARES OF MACDERMID COMMON STOCK TO BE EXCHANGED FOR EACH SHARE OF PTI COMMON STOCK WILL DEPEND BOTH ON THE "CURRENT MARKET PRICE" OF MACDERMID COMMON STOCK AS OF THE COMPLETION OF THE MERGER AND ON THE AMOUNT OF DIVIDENDS OWED ON THE PTI PREFERRED STOCK AT THAT TIME. "Current Market Price" means the average of the daily closing price for MacDermid common stock on the New York Stock Exchange for the 30 consecutive trading days preceding the completion of the merger, ignoring the highest and lowest closing prices during that period. See "Exchange Ratio Assumption" and "Merger Transaction."

    The following table provides the closing sales price of MacDermid common stock as reported on the NYSE and the equivalent per share price of PTI common stock giving effect to the merger on February 18, 1999, which was the last business day preceding the announcement of the merger, and on November 11, 1999, which was the last practicable date prior to the mailing of this proxy statement -- prospectus.



                                                                CLOSING          PRO FORMA
MARKET VALUE PER SHARE:                                       SALES PRICE   EQUIVALENT PER SHARE
-----------------------                                       -----------   --------------------
February 18, 1999...........................................    $38.88            $281.80
November 11, 1999...........................................    $39.06            $253.97



    The pro forma equivalent market values of PTI common stock shown in the preceding table have been calculated assuming an exchange ratio of 7.248 as of February 18, 1999 and an exchange ratio of 6.502 as of November 11, 1999. Those exchange ratios were determined using a Current Market Price of $38.73 as of February 18, 1999 and a Current Market Price of $34.00 as of November 11, 1999, which would have been the Current Market Prices had the merger been completed as of those dates, together with the other assumptions described in this proxy statement -- prospectus. See "Exchange Ratio Assumptions."



    THE ACTUAL EQUIVALENT MARKET VALUE OF PTI COMMON STOCK IN THE MERGER WILL LIKELY BE DIFFERENT. If the actual Current Market Price as of the completion of the merger is greater than the Current Market Price as of November 11, 1999, the exchange ratio and the pro forma equivalent value of the PTI common stock would be greater than the assumed exchange ratio and pro forma equivalent value shown in the preceding table. Conversely, if the actual Current Market Price as of the completion of the merger is less than the Current Market Price as of November 11, 1999, the exchange ratio and the pro forma equivalent value of the PTI common stock would be less than the assumed exchange ratio and pro forma equivalent value shown in the preceding table.

                                  RISK FACTORS

    THE FOLLOWING RISKS SHOULD BE CONSIDERED BY THE MACDERMID AND PTI SHAREHOLDERS IN DECIDING WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. IN ADDITION, WE STRONGLY URGE YOU TO CONSIDER THE ITEMS DISCLOSED ELSEWHERE IN THIS PROXY STATEMENT -- PROSPECTUS, INCLUDING UNDER THE CAPTION "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT -- PROSPECTUS.

THERE IS NO GUARANTEE THAT THE HOLDERS OF PTI COMMON STOCK WILL RECEIVE ANY PARTICULAR VALUE FOR THEIR SHARES OF PTI COMMON STOCK.

    Holders of PTI common stock will not know, at the time they vote, the ratio of the number of shares of MacDermid common stock to be exchanged for each share of PTI common stock. That ratio will depend on the market value of MacDermid stock during the 30 trading days prior to the completion of the merger and on the amount of dividends owed on the PTI preferred stock. There is no minimum or maximum exchange ratio. See "Exchange Ratio Assumptions."

IN ASSESSING THE FINANCIAL TERMS OF THE MERGER PRIOR TO APPROVING THE MERGER AGREEMENT, NEITHER THE MANAGEMENT NOR THE BOARDS OF DIRECTORS OF MACDERMID AND PTI HAD THE BENEFIT OF AN OPINION FROM A FINANCIAL ADVISOR REGARDING THE FAIRNESS OF THOSE TERMS TO THE MACDERMID AND PTI SHAREHOLDERS.

    Neither MacDermid nor PTI engaged a financial advisor to evaluate the fairness, from a financial point of view, of the amount of MacDermid stock to be exchanged in the merger for all of the outstanding shares of PTI common stock and preferred stock and the PTI warrant.

    Instead, MacDermid and PTI relied on the experience of their management and directors in evaluating the transaction. Other members of the investment community, including analysts who periodically assess MacDermid's performance, may conclude that MacDermid has materially over-valued or under-valued PTI. Such a determination could materially affect the price at which shares of MacDermid common stock trade before and after the merger is completed.

MACDERMID AND PTI SHAREHOLDERS WILL HAVE LIMITED INDEMNIFICATION FOR DAMAGES FOR ANY MISREPRESENTATION OR OTHER BREACH OF THE MERGER AGREEMENT.

    MacDermid and the PTI shareholders as a group will not be indemnified by the other under the merger agreement if damages are $2.0 million or less. In addition, the amount of damages for which MacDermid and the PTI shareholders may be indemnified will not exceed the Current Market Price of the 127,000 escrowed shares as of the completion of the merger. Therefore, neither MacDermid nor the PTI shareholders will be indemnified for the first $2.0 million of damages and any damages exceeding the value of the escrowed shares.

    Further, any claim for indemnification must be asserted within 12 months after the merger is completed. It is possible, therefore, that the party entitled to indemnification may not become aware of a breach of the merger agreement until after the deadline for asserting an indemnification claim.


ANTITRUST REVIEW MAY PREVENT OR DELAY THE MERGER AND, IF THE MERGER IS APPROVED, WILL LIKELY REQUIRE THE DIVESTITURE OF A PORTION OF THE COMBINED COMPANY'S ASSETS.


    MacDermid and PTI have made several submissions to the Federal Trade Commission under the Hart-Scott-Rodino Act beginning on February 26, 1999. The Commission has asserted, however, that those submissions did not satisfy all applicable requirements. Without agreeing with the Federal Trade Commission's assertion, MacDermid and PTI have represented to the Commission that they will not complete the merger without giving the Commission at least 35 days prior notice.

    The Federal Trade Commission may take one or more of several actions including the following:

- seek to prevent the merger by initiating a lawsuit alleging the merger will violate federal antitrust laws;

- allow the merger to proceed; or

- seek to negotiate a settlement which would likely involve a divestiture of a portion of the combined company's assets.


    If the Federal Trade Commission approves the merger, we expect the approval will be conditioned on PTI's divestiture, contemporaneously with the merger, of its U.S. and Canada liquid flexographic photopolymer business for commercial packaging and on the termination of a distribution agreement between a PTI subsidiary and BASF Aktiengesellschaft and a distribution agreement between MacDermid and Asahi Chemical Industry Ltd. We cannot guarantee, however, that we will be able to negotiate a divestiture and related consent decree that would be acceptable to us and the Federal Trade Commission. See "Merger Transaction -- Required Regulatory Approvals."


MACDERMID'S PROFITABILITY COULD BE ADVERSELY AFFECTED IF IT IS UNABLE TO INTEGRATE PTI'S OPERATIONS EFFECTIVELY.

    The merger involves the integration of two companies that have previously operated independently. MacDermid may not be able to integrate the operations of PTI without encountering difficulties. These difficulties could include interruptions and dislocations associated with the integration of different business strategies and disparate business backgrounds and operating cultures of the two companies. In addition, after the merger, the combined resources of the two companies may not be adequate to handle the needs of the combined companies. MacDermid's inability to integrate PTI's business efficiently could adversely affect MacDermid's profitability in a variety of ways. Examples include the following:

- difficulty integrating PTI could adversely affect MacDermid's revenue from existing operations by diverting management's attention;

- integration problems could adversely affect MacDermid's ability to retain or expand PTI's customer base; and

- delays in integration could increase MacDermid's expenses by requiring MacDermid to incur greater personnel and consulting expenses and could defer or preclude MacDermid's ability to realize cost reductions for the combined company.

MACDERMID'S INCREASED FINANCIAL LEVERAGE AS A RESULT OF THE MERGER COULD ADVERSELY AFFECT ITS LIQUIDITY AND FINANCIAL CONDITION.

    MacDermid's increased leverage could adversely affect its liquidity, as a substantial portion of available cash from operations will have to be applied to meet debt service requirements. In the event of a cash shortfall, MacDermid could be forced to reduce other expenditures and forego potential acquisitions to be able to meet its debt service obligations. MacDermid's increased leverage could also adversely affect its ability to obtain additional financing for working capital, acquisitions or other purposes and could make MacDermid more vulnerable to economic downturns and competitive pressures.

    MacDermid expects to incur between $150 million and $160 million of additional senior debt in connection with the merger in order to refinance PTI's outstanding financial indebtedness. In addition, PTI's ratio of shareholders' equity to assets of 5.8% as of June 30, 1999 is relatively low compared to MacDermid's ratio of 29.2% as of that date. As a consequence of both those factors, MacDermid's pro forma ratio of long-term debt as a percentage of total capitalization will increase materially upon completion of the merger. Moreover, the increase in MacDermid's long-term debt as a percentage of its capitalization as a consequence of the merger will follow the increase in its leverage that resulted from MacDermid's December 1998 acquisition of W. Canning plc. The following table illustrates the pro forma impact of the merger and the Canning acquisition on MacDermid's ratio of long-term debt to capitalization.

                       ACTUAL AT   ACTUAL AT   JUNE 30, 1999
                       JUNE 30,    JUNE 30,      PRO FORMA
                         1998        1999      FOR PTI MERGER
                       ---------   ---------   --------------
MacDermid ratio of
  long-term debt to
  equity capital.....    55.5%       62.7%         71.4%

    Similarly, MacDermid's debt in relation to its cash flow and EBITDA increased materially as a result of the Canning acquisition and will further increase as a result of the merger, as illustrated by the following table:

                           ACTUAL             ACTUAL           PRO FORMA
                         AS OF AND          AS OF AND        FOR PTI MERGER
                       FOR YEAR ENDED     FOR YEAR ENDED       AS OF AND
                         MARCH 31,          MARCH 31,        FOR YEAR ENDED
                            1998               1999          MARCH 31, 1999
                      ----------------   ----------------   ----------------
MacDermid ratio of
  long-term debt to
  cash provided by
  operations.........       3.3x               4.8x               5.1x
MacDermid ratio of
  long-term debt to
  EBITDA.............       1.8x               3.2x               3.0x

See "MacDermid Selected Financial Data" and "Unaudited Pro Forma Combined Condensed Selected Financial Data."

MACDERMID'S HISTORICAL OPERATING RESULTS MAY BE OF LIMITED USE IN EVALUATING ITS HISTORICAL PERFORMANCE AND PREDICTING ITS FUTURE RESULTS BECAUSE OF THE ACCOUNTING FOR RECENT ACQUISITIONS.

    Since March 31, 1995, MacDermid has acquired a number of businesses with a total of approximately $337.6 million in assets, including the December 1998 acquisition of W. Canning plc. for approximately $148.2 million and the December 1995 acquisition of the electronics and printing division of Hercules Incorporated for approximately $139.0 million.

    MacDermid used the purchase method of accounting for each of its previous acquisitions, and therefore, the operating results of each acquired company are included in MacDermid's financial statements only from the date of its acquisition. Because of MacDermid's recent acquisitions and its use of the purchase method of accounting, MacDermid's historical operating results may be of limited relevance in evaluating the historical financial performance of the combined company and predicting its future operating results.

MACDERMID'S FAILURE TO MANAGE ITS GROWTH STRATEGY EFFECTIVELY MAY HAVE A MATERIAL ADVERSE EFFECT ON MACDERMID'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

    An important element of MacDermid's business strategy continues to involve active and substantial efforts to acquire or combine with other companies that would complement MacDermid's existing businesses. No assurance can be given, however, that MacDermid will be able to identify additional suitable acquisition targets or consummate any other acquisitions.

    If MacDermid is able to identify and complete future acquisitions, its ability to manage future growth will depend primarily upon its ability to do the following:

- monitor operations;

- control costs;

- maintain positive customer relations;

- maintain regulatory compliance; and

- attract, assimilate and retain additional qualified personnel.

    MacDermid's failure to achieve any of those objectives in an efficient and timely manner may cause interruptions and dislocations in its business. These problems may have a negative effect on MacDermid's existing operations, as well as its ability to retain the customers of the acquired businesses, operate the businesses profitably or otherwise implement its growth strategy.

    Also, the presence of one or more material liabilities of an acquired company that are unknown to MacDermid at the time of acquisition may have a material adverse effect on MacDermid.

VOTING CONTROL OF MACDERMID HELD BY ITS DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS MAY PERMIT THESE SHAREHOLDERS TO EXERCISE EFFECTIVE CONTROL OVER THE OUTCOME OF CORPORATE ACTIONS REQUIRING SHAREHOLDER APPROVAL.

    MacDermid's directors and executive officers and the MacDermid Employees Profit Sharing and Employees Stock Ownership Plan and pension plan will beneficially own, in the aggregate, approximately 29.9% of the MacDermid stock outstanding immediately after the merger.


    Citicorp Venture Capital will beneficially own, in the aggregate, approximately 11.6% of the MacDermid stock outstanding immediately after the merger.


    As a result, if these shareholders take a common position, they could exercise effective control over the outcome of corporate actions requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as a merger or sale of all or substantially all of MacDermid's assets. The investment objectives of these shareholders may not be the same as yours or as those of MacDermid's other shareholders.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

    THIS PROXY STATEMENT -- PROSPECTUS, AS WELL AS THE OTHER DOCUMENTS TO WHICH WE REFER IN THIS PROXY STATEMENT -- PROSPECTUS, DESCRIBE MANY OF THE POSITIVE FACTORS AFFECTING MACDERMID'S FUTURE BUSINESS PROSPECTS. SHAREHOLDERS SHOULD ALSO BE AWARE OF FACTORS THAT COULD HAVE A NEGATIVE IMPACT ON THOSE PROSPECTS. THOSE FACTORS INCLUDE POLITICAL, ECONOMIC OR OTHER CONDITIONS SUCH AS CURRENCY EXCHANGE RATES, INFLATION RATES, RECESSIONARY OR EXPANSIONARY TRENDS, TAXES AND REGULATIONS AND LAWS AFFECTING MACDERMID'S BUSINESS; COMPETITIVE PRODUCTS, ADVERTISING, PROMOTIONAL AND PRICING ACTIVITY; THE DEGREE OF ACCEPTANCE OF NEW PRODUCT INTRODUCTIONS IN THE MARKETPLACE; TECHNICAL DIFFICULTIES THAT MAY ARISE WITH NEW PRODUCT INTRODUCTIONS; AND THE DIFFICULTY OF FORECASTING SALES AT VARIOUS TIMES IN VARIOUS MARKETS.

                              RECENT DEVELOPMENTS



    MacDermid's sales for its second fiscal quarter ended September 30, 1999 were $121.6 million, a 42% increase from the comparable period last year. For the six months ended September 30, 1999, MacDermid's sales were $240.7 million, a 44% increase from the comparable prior period last year. The increase in MacDermid's sales was primarily attributable to a strengthening of its proprietary revenues, especially in Asia. MacDermid's proprietary revenues are those derived from sales of chemical compounds developed by MacDermid, its core business, as distinguished from sales of products MacDermid distributes under agreements with other parties or of ancillary equipment MacDermid manufactures. Excluding acquisitions, proprietary revenues increased 7% during the quarter ended September 30, 1999 as compared to the comparable prior period last year. In Asia, where acquisitions were not a factor, proprietary revenues increased 8% as compared to the comparable 1998 quarter.



    MacDermid's net earnings for the quarter ended September 30, 1999 were $9.2 million and its diluted earnings per share were $0.36, both representing a 6% increase from $8.7 million and $0.34 in the comparable 1998 quarter. For the six months ended September 30, 1999, MacDermid's net earnings were $19.2 million, a 15% increase from $16.8 million in the comparable period of last year, and its diluted earnings per share were $0.75, a 14% increase compared to $0.66 in the comparable period last year. MacDermid's earnings per share did not increase at the same rate as its revenue primarily because of the following: (1) planned expenses that included the ongoing costs for the production start-up of Viatek, a process MacDermid announced in 1988 for producing double sided circuit boards, (2) costs associated with the integration of the W. Canning factories in the US and UK, (3) the impact of European summer shutdowns, (4) the effects of the Taiwan earthquake and (5) a weaker dollar.



    PTI's worldwide sales for the three months ended September 30, 1999 were $61.0 million, an 11% increase from the comparable 1998 period. Excluding ECC, a business unit of PTI's French subsidiary with 1998 sales of $2.4 million which was divested in January 1999, as well as businesses acquired since
September 30, 1998 (see "PTI Management's Discussion and Analysis of Financial Condition and Results of Operations"), PTI's worldwide sales increased 4% in the third quarter of 1999 as compared to the third quarter of 1998. PTI's increase in sales for the third quarter primarily reflected a recovery in end-user demand for image transfer products which more than offset continued reduced sales to advertising printers. For the nine months ended September 30, 1999, PTI's worldwide sales were $181.1 million, an 8% increase from the same period in 1998. Excluding the divested EEC business as well as businesses acquired since September 30, 1998, PTI's worldwide sales decreased 1% in the nine months ended September 30, 1999 as compared to the comparable period of 1998.



    After giving effect to preferred stock dividend requirements of $373,000, PTI's net earnings for the three months ended September 30, 1999 were $2.4 million or $2.37 per common share, a decrease of approximately 22% from $3.1 million or $3.05 per common share recorded in the same period last year. This decline reflects: (1) a decline in sales to advertising publishing customers; (2) start-up costs associated with a new printing plate manufacturing plant in the United States; (3) a pre-tax loss of $0.5 million recorded on yen denominated debt; and (4) pre-tax merger costs of $0.4 million recorded in 1999. Similarly, after giving effect to preferred stock dividend requirements of $1.1 million, PTI's net earnings for the nine months ended September 30, 1999 were $9.2 million or $9.11 per common share, a decrease of approximately 19% from $11.3 million or $11.20 per common share recorded in the same period last year. PTI's decrease in net income for the nine-month period ended
September 30, 1999 was primarily attributable to the following: (1) unusually low sales volume, particularly in the first half of the year, due to distributor inventory reductions, (2) a decline in sales to advertising publishing customers, (3) start-up costs associated with a new printing plate manufacturing plant in the United States, and (4) pre-tax merger costs of $1.2 million recorded in 1999.

                              PTI SPECIAL MEETING

    On September 30, 1999 the shareholders of PTI approved a merger agreement which provides for MacDermid's acquisition of PTI. On October 29, 1999, MacDermid and PTI agreed to amend the merger agreement to reduce the number of shares that MacDermid would issue to the holders of PTI common stock. Consequently, this proxy statement -- prospectus is being furnished to shareholders of PTI in connection with the resolicitation of proxies by the Board of Directors of PTI for use at the PTI special meeting. At the PTI special meeting, shareholders of PTI will be asked to consider and vote upon a proposal to approve the merger agreement, as amended, under which a minimum of 6,873,000 (reduced from 7,573,000 shares) shares of MacDermid common stock will be exchanged for all of the outstanding shares of PTI common stock and preferred stock, all as summarized in this proxy statement -- prospectus and as more fully described in the merger agreement. Attached as Appendices A, B and C to this proxy statement -- prospectus are the merger agreement the first amendment and third amendment to the merger agreement.

DATE, TIME AND PLACE


    The PTI special meeting will be held at 900 Middlesex Turnpike, Billerica, Massachusetts 01821, on Tuesday, December 7, 1999, at 9:00 A.M. EDT.


RECORD DATE AND VOTING RIGHTS

    The PTI Board fixed November 3, 1999 as the record date for the determination of shareholders entitled to notice of and to vote at the PTI special meeting. Only the holders of PTI Class A common stock are entitled to vote at the PTI special meeting. As of the record date, there were 100.002 shares of PTI Class A common stock outstanding, held by approximately 19 holders of record. Each holder of record of shares of PTI Class A common stock on the record date is entitled to cast one vote per share, in person or by proxy, at the PTI special meeting.

    As of November 3, 1999, PTI directors and executive officers and their affiliates had the right to vote 51.518 shares of PTI Class A common stock or approximately 51.518% of the shares of PTI Class A common stock outstanding as of that date. See "Beneficial Ownership of PTI."

QUORUM AND VOTING OF PROXIES

    The presence, in person or by proxy, of the holders of a majority of the outstanding shares of PTI Class A common stock entitled to vote is necessary to constitute a quorum at the PTI special meeting. Shareholders voting or abstaining from voting on any issue will be counted as present for purposes of constituting a quorum. Shares not voted on the proposal and abstentions will have the same effect as votes against the proposal.

    All shares which are entitled to vote and are represented at the PTI special meeting by properly executed proxies received before or at the PTI special meeting, and not revoked, will be voted at the PTI special meeting in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT, AS AMENDED.


    Please be advised that proxy cards submitted in response to the original solicitation are no longer valid. Holders of Class A common stock must submit new proxy cards if they wish to vote on the merger agreement as amended.

    The PTI Board knows of no matter to be presented at the PTI special meeting other than the proposal to vote on the approval of the merger agreement. If any other matter is properly presented at the PTI special meeting for consideration, such as consideration of a motion to adjourn the PTI special meeting to another time and/or place, including for the purpose of soliciting additional proxies, the persons appointed as proxy will have discretion to vote on these matters in accordance with their best judgment. Shares represented by proxies which have been voted "AGAINST" approval of the merger agreement, as amended will not be voted in respect of any motion made for adjournment of the PTI special meeting for purposes of soliciting additional votes to approve the merger agreement, as amended.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked or superseded by any of the following actions:

    - filing a written notice of revocation bearing a later date than the proxy with the Corporate Secretary of PTI (Thomas C. Weaver) at or before the taking of the vote at the PTI special meeting;

    - duly executing a later dated proxy relating to the same shares and delivering it to the Corporate Secretary of PTI (Thomas C. Weaver) before the taking of the vote at the PTI special meeting; or

    - attending the PTI special meeting and voting in person. PTI shareholders should note, however, that merely attending the PTI special meeting in person without casting a vote at the meeting will not alone constitute a revocation of a proxy.

    PTI will pay all expenses of this solicitation, including the cost of mailing this proxy statement -- prospectus to PTI shareholders. Directors, officers and employees of PTI will also solicit proxies in person or by telephone, telegram, facsimile transmission or other means of communication. PTI will not pay these individuals for their solicitation activity but will reimburse them for their reasonable out-of-pocket expenses.

SHAREHOLDER VOTE REQUIRED

    Under PTI's Certificate of Incorporation and the Delaware General Corporation Law, the approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of PTI Class A common stock, the only class of PTI stock entitled to vote at the PTI special meeting.

RECOMMENDATION OF PTI BOARD


    The PTI Board believes that the merger agreement is in the best interests of PTI's shareholders and has unanimously approved the merger agreement. THE BOARD OF DIRECTORS OF PTI UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF PTI VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, AS AMENDED. SEE "MERGER TRANSACTION -- INTERESTS OF RELATED PERSONS IN THE MERGER." PTI SHAREHOLDERS WHO ELECTED TO VOTE "AGAINST" THE MERGER AGREEMENT AND DISSENT IN THE ORIGINAL SOLICITATION MAY NOW CHANGE THEIR VOTES AND ELECT TO PARTICIPATE IN THE MERGER. CONVERSELY, PTI SHAREHOLDERS WHO ELECTED TO VOTE "FOR" THE MERGER AGREEMENT IN THE ORIGINAL SOLICITATION MAY NOW CHANGE THEIR VOTES AND ELECT TO DISSENT FROM THE MERGER.


APPRAISAL RIGHTS


    If the merger is completed, holders of PTI Class A common stock who previously elected to dissent from the approval of the merger agreement, as amended by the October 29 amendment and holders of non-voting PTI common stock and PTI preferred stock may be entitled to have their shares appraised and purchased in accordance with Section 262 of the Delaware General

Corporation Law. Each holder of PTI stock will have the right to elect to exercise appraisal rights in connection with the resolicitation of PTI shareholders, regardless of whether the shareholder voted in favor of the original merger agreement.



    IN ORDER FOR A PTI SHAREHOLDER TO EXERCISE APPRAISAL RIGHTS, A NOTICE OF THAT SHAREHOLDER'S INTENTION TO EXERCISE HIS OR HER APPRAISAL RIGHTS AS PROVIDED UNDER DELAWARE LAW MUST BE SENT BY THAT SHAREHOLDER AND RECEIVED BY PTI BEFORE THE PTI SPECIAL MEETING, AND THAT SHAREHOLDER MUST VOTE, IF ENTITLED TO DO SO, AGAINST THE APPROVAL OF THE MERGER AGREEMENT, OR ABSTAIN FROM VOTING, AND COMPLY WITH THOSE PROCEDURES REQUIRED BY DELAWARE LAW, AS MORE FULLY DESCRIBED IN "MERGER TRANSACTION -- RIGHTS OF APPRAISAL." FAILURE TO SEND NOTICE, TO VOTE AGAINST THE APPROVAL OF THE MERGER AGREEMENT OR TO FOLLOW THE OTHER PROCEDURES WILL CONSTITUTE A WAIVER OF THE SHAREHOLDER'S APPRAISAL RIGHTS. SEE APPENDIX D TO THIS PROXY STATEMENT -- PROSPECTUS FOR A DISCUSSION OF APPRAISAL RIGHTS AND A DESCRIPTION OF THE PROCEDURES THAT MUST BE FOLLOWED TO PERFECT APPRAISAL RIGHTS.

                                 THE COMPANIES

MACDERMID

    MacDermid is a leading global manufacturer of speciality chemicals and processes. MacDermid's main product offerings encompass three broad businesses and processes: (a) electronics/printed circuits, (b) industrial finishing of metals and plastics and (c) graphic arts. MacDermid has manufacturing facilities and sales offices located in 19 countries in North America, Europe and Asia.

    MacDermid's graphic arts products generally consist of liquid photopolymers for use in the manufacture of printing plates. Photopolymers used in the graphic arts industry generally harden when exposed to light. In making printing plates, the photopolymer sheet is selectively contacted with light so that hardened raised areas, corresponding to the image to be printed, are created when the unexposed (i.e., soft) photopolymer is removed.

    MacDermid is a Connecticut corporation that was founded in 1922. MacDermid's principal executive office is located at 245 Freight Street, Waterbury, Connecticut 06702. MacDermid's telephone number is (203) 575-5700.

    In December 1998, MacDermid acquired W. Canning plc. for approximately $148.2 million. The acquisition, which was financed primarily through borrowings under a senior credit facility, was accounted for using the purchase method of accounting for business transactions. Canning, an international specialty chemical organization based in Birmingham, England, has operations predominantly in Europe and North America and, to a lessor extent, in Asia. Canning operates in four principal product groupings: surface finishing with emphasis in plating technologies, synthetic lubricants and fluids for the offshore oil industry, sealants and adhesives used by component manufacturers and additives for fuel, water and waste treatment facilities.

    See "Where You Can Find More Information" for a description of various documents incorporated by reference into this proxy statement -- prospectus that contain more information on MacDermid.

PTI

    PTI is the parent company of Polyfibron Technologies, Inc, NAPP Systems, Inc. and Rollin S.A. Through its subsidiaries, PTI develops, produces and markets specialty chemicals and related materials, including printing plates, used primarily in the printing industry to transfer images to surfaces such as paper, cardboard or film. PTI's subsidiaries have manufacturing facilities located in the United States, France and Australia.

    PTI's principal product lines include solid sheet photopolymer printing plates for use by the flexographic printing industry. In solid sheet flexographic printing, a flexible substance (such as rubber or photopolymers) is used to create printing plates in order to selectively transfer ink onto a surface, thereby creating an image.

    PTI, a Delaware corporation, was founded in 1994, when it acquired Polyfibron Technologies, Rollin and other assets and liabilities from W.R. Grace & Co. PTI's principal executive office is located at 900 Middlesex Turnpike, Billerica, Massachusetts 01821. PTI's telephone number is (978) 439-2000.

    PTI has completed several acquisitions since 1994, the largest of which occurred in January 1997 when it acquired NAPP Systems for approximately $56.8 million in a transaction that was accounted for using the purchase method of accounting. NAPP Systems develops, manufactures and markets proprietary expendable products and processing equipment for imaging systems primarily for use in the newspaper industry. In addition, NAPP Systems distributes expendable products and processing equipment to the commercial printing industry.

                               MERGER TRANSACTION

    We believe that this summary together with the section of this proxy statement -- prospectus entitled "Merger Agreement" describes all material terms of the merger and the merger agreement. However, we recommend that you read carefully the complete text of the merger agreement and other information that may be important to you. The merger agreement and the first and third amendments to the merger agreement are attached to this proxy statement -- prospectus as Appendices A, B and C and are incorporated by reference into this proxy statement -- prospectus.

MACDERMID BACKGROUND AND REASONS FOR THE MERGER

    Since MacDermid's acquisition of its existing graphic arts business from Hercules Incorporated in December 1995, MacDermid has investigated a number of strategies for expanding its product offerings to the graphic arts industry and for expanding the geographic scope of this business line. MacDermid's existing graphic arts business, located primarily in North America, consists of the sale of liquid photopolymers and related materials for use in the manufacture of flexographic printing plates. Liquid photopolymers, while economical to use, present technological limitations in that they can be used only with water-based inks, thus limiting their market potential. Solid sheet photopolymers, on the other hand, are capable of use with both water-based and solvent-based inks, and are thus suitable for a wider variety of uses. MacDermid believes that increasing its graphic arts product line to include solid sheet photopolymer printing plates and related products will enable MacDermid to utilize more completely the marketing and manufacturing expertise it has developed in the graphic arts sector. In addition, MacDermid believes the diversification will be important if, as MacDermid expects, customer demand for solid sheet photopolymer products increases as compared to demand for liquid photopolymer products. Similarly, MacDermid expects that by penetrating the graphic arts industry outside of North America, which represents a much larger potential market, MacDermid will be able to increase its revenue and net income from the graphic arts industry more quickly than it could if it continued to compete solely in North America. MacDermid also believes a more geographically diverse revenue base will mitigate, at least in part, the adverse impact on MacDermid of a deterioration in business conditions in any particular region.

    Following the 1995 Hercules acquisition, MacDermid was involved in discussions with five other companies, including PTI, in an effort to expand MacDermid's printing business and to enable MacDermid to supply solid sheet photopolymer printing plates and related printing products to the graphic arts industry. MacDermid's discussions with those companies were extensive and included consideration of acquisitions, joint ventures, licensing arrangements and distribution arrangements.

    Between the completion of the Hercules acquisition and the fall of 1997, MacDermid discussed a licensing and distribution arrangement for solid sheet photopolymers with a large multi-national chemical company based in Asia. Those discussions were inconclusive, and MacDermid's evaluation of that business opportunity led it to believe that MacDermid could achieve its strategic objectives in the graphic arts industry more effectively by acquiring an existing business rather than beginning a new distribution program for solid sheet photopolymer products.

    MacDermid began to examine the possibility of acquiring PTI in the fall of 1997. After a thorough investigation was made, MacDermid concluded that the acquisition of PTI would provide the most desirable opportunity for MacDermid to increase its participation in the printing market, to further the geographic diversification of its business, and to add a significant business to MacDermid that could be expected to be accretive to MacDermid's earnings on a per share basis. MacDermid's negotiations with PTI at that time were unsuccessful, primarily because the parties were unable to agree upon the valuation of PTI. MacDermid valued PTI's capital stock at approximately $240 million to $260 million while PTI sought a value of approximately $280 million to $300 million. In addition, PTI wanted the merger agreement to provide for a floating exchange ratio that would increase or decrease within a specified range if the market price of MacDermid common stock decreased or increased between the date of the merger agreement and the completion of the merger; however, a floating exchange ratio was unacceptable to MacDermid. MacDermid and PTI terminated negotiations in January 1998.

    MacDermid thereafter resumed its examination of other ways to achieve its strategic objectives in the graphic arts sector. In one case, MacDermid unsuccessfully explored a joint venture with a large multi-national chemical company based primarily in Europe. MacDermid also considered the acquisition of a subsidiary or division of two other companies. In each of those cases, preliminary due diligence revealed that the product lines and customer bases that MacDermid would acquire were not broad enough to satisfy MacDermid's objectives. MacDermid was successful, however, in negotiating a licensing and distribution arrangement for solid sheet photopolymers with the multi-national chemical company based in Asia with which it had previous discussions. MacDermid continued to believe, however, that it could better achieve its strategic objectives by acquiring an existing business such as PTI rather than beginning a new distribution program for solid sheet photopolymer products.

    In December 1998, negotiations for the acquisition of PTI started anew when PTI indicated to MacDermid that PTI was willing to accept a fixed exchange ratio and a valuation of PTI that was generally consistent with the value PTI sought in late 1997 and early 1998. In response to PTI's overture, MacDermid initially offered to issue 7,000,000 shares of MacDermid common stock. Based upon the average trading price for MacDermid common stock in the fourth quarter of calendar 1998 of $35.64, MacDermid's proposal valued PTI's capital stock at approximately $265 million. PTI countered by seeking a total of 9,000,000 million shares of MacDermid common stock for PTI shareholders, valuing PTI at approximately $321 million. After further negotiations, MacDermid and PTI ultimately agreed in January 1999 that MacDermid would issue a minimum of 7,573,000 shares of MacDermid common stock as of the completion of the merger and would place 127,000 shares of MacDermid common stock in escrow to satisfy any indemnification payment MacDermid would be entitled to receive under the merger agreement. Based upon the average trading price for MacDermid common stock in January 1999 of $38.72, the minimum value for PTI's capital stock was approximately $293 million, assuming no escrowed shares are released to PTI shareholders.

    After reaching an agreement in principle on those basic terms, MacDermid and PTI then evaluated the other party's financial condition and recent operating results, developed its own internal assessment of the other party's future financial prospects, and negotiated the terms of the merger agreement. MacDermid and PTI entered into the merger agreement on February 18, 1999.


    MacDermid and PTI entered into the first amendment to the merger agreement on July 27, 1999 and the second amendment to the merger agreement on September 13, 1999. The primary purpose of the first two amendments was to extend the termination date of the merger agreement from July 31, 1999 to September 30, 1999, in the case of the first amendment, and from September 30, 1999 to October 29, 1999, in the case of the second amendment. The first amendment also sets forth the parameters within which MacDermid and PTI would be willing to negotiate a settlement with the Federal Trade Commission if necessary to obtain the Commission's approval. See "-- Required Regulatory Approvals" below. In addition, in order to permit PTI to negotiate and complete any sale of assets that might be required as part of a settlement with the Federal Trade Commission, the first amendment modified the restrictions under the merger agreement on PTI's sale of assets during the term of that agreement. See "Merger Agreement -- Conduct Pending the Merger."

    The purpose of the third amendment to the merger agreement was to decrease by 700,000 the minimum and maximum number of MacDermid shares to be issued in the merger. The third amendment also extends the termination date of the merger agreement to December 15, 1999 from October 29, 1999, to allow more time for MacDermid and PTI to prepare this proxy statement -- prospectus and to seek Federal Trade Commission approval to proceed with the merger. The merger agreement provides that either MacDermid or PTI may terminate the agreement and not proceed with the merger if the merger has not been completed on or before the termination date, other than because the party seeking to terminate breached the merger agreement.



    It had become apparent to MacDermid in October 1999 that the Federal Trade Commission would not approve the merger on or before October 29 and, therefore, that MacDermid would have the right to terminate the merger agreement after that date. MacDermid subsequently notified PTI that MacDermid would not proceed with the merger after October 29 unless PTI agreed to a reduction in the number of MacDermid shares to be issued in the merger. MacDermid's initial position was that PTI would have to agree to amend the merger agreement to decrease by 1,000,000 shares, or 13.0%, the minimum and maximum number of MacDermid shares to be issued in the merger. Conversely, PTI initially took the position that any decrease in the number of MacDermid shares to be issued in the merger would be unacceptable to it. In late October, representatives of MacDermid and PTI met by telephone several times to discuss their views regarding the relative valuation of MacDermid and PTI in the merger.



    In those discussions, MacDermid and PTI focused primarily on the adverse effect on PTI's sales that would result from the divestiture of PTI assets and PTI's termination of a distribution agreement with a competing company that MacDermid and PTI believed would be necessary for the Federal Trade Commission to approve the merger, as described in more detail below. See " -- Required Regulatory Approvals," below. MacDermid assumed that divestiture and the termination of the distribution agreement would reduce PTI's sales by approximately $17.3 million (based upon 1998 sales) during the 2000 calendar year and annually thereafter by a minimum of approximately $5.2 million (based upon 1998 sales), representing 7.6% and 2.3% of PTI's 1998 sales. See "
-- Required Regulatory Approvals," below. MacDermid and PTI also considered in their discussions the respective financial condition and operating results of MacDermid and PTI as of and for the period ended September 30, 1999, particularly the decline in PTI's net income for the three and nine-month periods ended September 30, 1999 as compared to the comparable periods of 1998 and, to a much lesser extent, the increase in PTI's debt to be assumed by MacDermid from $147.7 million at December 31, 1998 to $157.6 million at October 31, 1999. See "Recent Developments." In addition, MacDermid and PTI considered the recent trading range of MacDermid common stock, which ranged from a high of $34.81 to a low of $30.88 in October 1999, as compared to a closing price of $38.88 on February 18, 1999 when MacDermid and PTI originally entered into the merger agreement. See "Trading Price of MacDermid Common Stock." MacDermid did not assign a specific value or weight to any factor, however, in considering the amount by which MacDermid should seek to decrease the number of shares to be issued in the merger.


    On October 29, MacDermid and PTI agreed to amend the merger agreement to decrease by 700,000 shares, or 9.1%, the number of MacDermid shares to be issued in the merger, resulting in a minimum of 6,873,000 shares and a maximum of 7,127,000 shares, as compared to a minimum of 7,573,000 shares and a maximum of 7,827,000 shares specified in the original merger agreement. Overall, MacDermid viewed the change in those merger agreement terms as reflecting a 6% decrease in the purchase price for PTI, assuming a market value of MacDermid stock of $33.50 per share and approximately $160 million in PTI indebtedness to be assumed by MacDermid in the merger.

    MacDermid believes that PTI is among one of the top three competitors worldwide in each of its two principal product lines based upon 1998 sales data. In one product line, PTI had 18% of worldwide sales compared to approximately 30% achieved by E.I. DuPont de Nemours. In the second product line, PTI had 14% of worldwide sales compared to approximately 30% achieved by Day International. E.I. DuPont de Nemours & Co. and Day International were the leading competitors in those product lines in 1998. Thus, MacDermid believes that the acquisition of PTI will immediately establish MacDermid as one of the leading global suppliers of specialty chemicals and related materials to the graphic arts industry, as well as provide MacDermid with a fully integrated array of product offerings to this industry.

    As a result of MacDermid's diligence efforts, MacDermid has become familiar with PTI's operations and the potential that those operations represent for MacDermid. MacDermid's management believes that the PTI acquisition is strategically desirable primarily for the following reasons:

    - The PTI acquisition will improve significantly MacDermid's position as a supplier to the graphic arts industry. MacDermid estimates that it currently has the fifth greatest market share among suppliers of specialty chemicals and related materials to the graphic arts industry. MacDermid hopes that the acquisition of PTI and its solid sheet photopolymer business will improve MacDermid's status as a global competitor in the supply of specialty chemicals and related materials to the graphic arts industry.

    - The PTI acquisition will increase the diversity of MacDermid's overall sources of revenue, both by product line and geography. MacDermid hopes that this further diversification will increase the stability of MacDermid's cash flow by providing MacDermid with three essentially equivalent businesses in electronics, industrial finishing of metals and plastics and graphic arts. In addition, MacDermid expects that the PTI acquisition will further balance MacDermid's overall geographic diversification.

    - The PTI acquisition will allow MacDermid to participate in a much broader section of the graphic arts industry by providing MacDermid the ability to offer solid sheet photopolymers, newspaper plates, printing blankets, printing rollers and printing sleeves. In addition, the acquisition will provide MacDermid with the ability to expand its graphic arts business beyond North America.

    - The PTI acquisition will add an additional business base to MacDermid which is expected to be accretive to MacDermid's per share earnings in the first full fiscal year and to be further accretive in subsequent years.

    - The PTI acquisition will add a management team and employee base with significant experience in the specialty chemical/graphic arts industry. PTI's management team has, on average, 15 years of experience in the specialty chemicals and/or graphic arts business. Although none of PTI's officers will become executive officers of MacDermid upon the completion of the merger, MacDermid and PTI expect that several of PTI's senior officers, including David R. Beckerman who has 40 years of experience in the speciality chemical/graphic arts industry, will have substantial responsibility in the combined company's graphic arts business.

    MacDermid also considered the following challenges or potential disadvantages of the proposed acquisition:

    - PTI's business will represent a significant portion of the combined company's operations, and therefore MacDermid's future net income per share and its market capitalization will depend significantly on PTI's operating results;

    - the sale by both MacDermid and PTI of liquid flexographic photopolymer products could cause the Federal Trade Commission to scrutinize whether the proposed merger would have an impermissible anticompetitive effect, which scrutiny likely would increase the cost and uncertainty of the proposed transaction (see " -- Required Regulatory Approvals," below); and

    - The challenges of and risks associated with integrating PTI's operations with those of MacDermid would be greater than any prior acquisition MacDermid had undertaken because of PTI's size and the geographic scope of its operations.

    Although MacDermid has acquired and integrated four significant business lines during the past five years without any material disruption in the acquired businesses, there can be no assurance that the strategic goals of the PTI merger will be achieved. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Information."

PTI BACKGROUND AND REASONS FOR THE MERGER

    Polyfibron Technologies' historic predecessor, Dewey & Almy, began to produce specialty chemicals and related materials used to transfer images to surfaces such as paper or cardboard in 1946 in Adams, Massachusetts. Dewey & Almy was acquired by W.R. Grace & Co. in 1954. Since then, their presence in the graphic arts industry was expanded by (a) implementing new product lines,
(b) geographical growth, and (c) acquisitions. When this portion of W.R.
Grace & Co.'s specialty chemicals division was bought out by its management and PTI was formed, this growth continued.

    PTI continually explores opportunities to expand its participation in the graphic arts industry, both domestically and around the world, although none of those strategic transactions was considered an alternative to the merger with MacDermid. Several opportunities have come to fruition, including the acquisitions of NAPP Systems in 1997, Jager Jeune SA and Axcyl SA in 1998 and Supratech and International Composites in 1999.

    PTI began to examine the possibility of merging with MacDermid in the fall of 1997. During late 1996 and early 1997, PTI's board of directors was contacted by several investment banks with the suggestion that a business combination of some sort with MacDermid could provide significant strategic benefits to both companies. MacDermid had recently acquired the Hercules business and was believed to be very interested in growing its graphic arts segment. There were no valuation discussions with any of these investment banks regarding a possible combination with MacDermid. However, PTI was also discussing a potential initial public offering of its common stock with several major investment banking firms. The indications of PTI's value provided by those firms in connection with the offering came in a very broad range. Moreover, there was significant uncertainty as to whether a public offering could be completed in then prevailing market conditions and how the market ultimately would value PTI in an offering. The initial MacDermid proposal described above valued PTI within the range which might be achievable in a public offering. Accordingly, it was the opinion of PTI's management and board of directors that the MacDermid offer represented a good opportunity for PTI shareholders and that they were unlikely to achieve greater value in a public equity offering.

    After MacDermid approached PTI in late 1997 regarding a possible business combination, PTI undertook a thorough investigation of MacDermid and commenced negotiations regarding the terms of a possible transaction. The negotiations terminated, however, in January 1998 for the reasons described above.

    After PTI and MacDermid terminated discussions in early 1998, a third party contacted PTI's chief executive officer regarding the possible acquisition of PTI. Preliminary discussions were held between PTI's chief executive officer and executives of the third party during the spring of 1998. Those discussions did not lead to the third party making an offer to acquire PTI, for reasons which PTI believes were primarily related to the third party's interest in acquiring only PTI's printing plate business and not its printing blanket business. Since the third party declined to make an offer, the possible transaction never became of sufficient substance to be considered by PTI's board of directors as an alternative to the proposed merger with MacDermid.

    In December 1998, negotiations for the merger with MacDermid started anew for the reasons described above and led to the execution of a merger agreement on February 18, 1999. Also for the reasons described above, PTI and MacDermid entered into the first, second and third amendments to the merger agreement dated as July 27, 1999, September 13, 1999 and October 29, 1999, respectively. See " -- MacDermid's Background and Reasons for the Merger," above.


    In mid-October MacDermid and PTI began discussing the possibility of reducing the number of MacDermid shares that would be exchanged for PTI common stock and the PTI warrant. In those discussion, MacDermid and PTI focused primarily on the adverse effect on PTI's sales that would result from the divestiture of PTI assets and PTI's termination of a distribution agreement with a competing company that MacDermid and PTI believed would be necessary for the Federal Trade Commission to approve the merger. PTI assumed that divestiture and the termination of the distribution agreement would reduce PTI sales by approximately $17.3 million (based upon 1998 sales) during the 2000 calender year and annually thereafter by a minimum of approximately $5.2 million (based upon 1998 sales), representing 7.6% and 2.3% of PTI's 1998 sales. See
" -- Required Regulatory Approvals," below. MacDermid and PTI also considered in their discussions the respective financial condition and operating results of MacDermid and PTI as of and for the period ended September 30, 1999 particularly the decline in PTI's net income for the three and nine-month periods ended September 30, 1999 as compared to the comparable periods of 1998 and, to a much lesser extent, the increase in PTI's debt to be assumed by MacDermid. See "Recent Developments." In addition, MacDermid and PTI considered the recent trading range of MacDermid common stock, which ranged from a high of $34.81 to a low of $30.88 in October 1999, as compared to a closing price of $38.88 on February 18, 1999 when MacDermid and PTI originally entered into the merger agreement. See "Trading Price of MacDermid Common Stock." PTI did not assign a specific value or weight to any factor, however, in considering a reduction in the number of MacDermid shares that would be exchanged for PTI common stock and the PTI Warrant.



    The PTI Board of Directors decided to agree to reduce the number of MacDermid shares issued in the merger because it concluded that of all likely buyers MacDermid had the strongest strategic rationale for acquiring PTI and no other buyer could complete an acquisition of PTI as quickly as MacDermid could. The PTI Board of Directors also concluded that the terms of the merger agreement as amended by the October 29 amendment were preferable to any other strategic alternative available to PTI including remaining independent.


    As a result of PTI's discussions with MacDermid, PTI has become familiar with MacDermid's operations and the potential that those operations represent for PTI. PTI's management believes that the combination with MacDermid is strategically desirable for the following reasons:

    - PTI will be provided with an opportunity to combine its company with MacDermid, a company that has achieved significant growth and profitability in recent years.

    - The PTI shareholders will be provided with MacDermid common stock, which has outperformed broad stock market indices for each of the last five years.

    - PTI's management believes that the combination of PTI and MacDermid will create a more substantial global competitor in the supply of chemicals and related materials to the graphic arts industry.

    - PTI's management believes that the combination of PTI and MacDermid will improve the diversity of the combined company's overall sources of revenue, both by product line and geography.

    There can be no assurance that these goals will be achieved, however. In particular, the past performance of MacDermid common stock is not necessarily indicative of future performance. See "Risk Factors," "Cautionary Statement Regarding Forward-Looking Information," and "Trading Price of MacDermid Common Stock."

    The PTI board of directors considered the following negative factors associated with the terms and potential consequences of the proposed merger:

    - the terms of the merger subjected the PTI shareholders to some uncertainty as to the value of the consideration they would be receiving upon completion of the merger, because the merger agreement provided no protection against volatility in the MacDermid stock price;

    - PTI management was concerned that PTI would suffer a significant loss of independence and autonomy as a consequence of the merger by becoming a division of the combined, MacDermid controlled, entity; and

    - PTI management was also concerned as to what opportunities there would be for PTI employees within the new group and how PTI employees would be treated generally within that group.

THE MERGER

    The merger agreement provides that MacDermid will acquire PTI and all of the outstanding PTI capital securities consisting of common stock, preferred stock and a common stock warrant in exchange for shares of MacDermid common stock and warrants to purchase shares of MacDermid common stock. The acquisition will be accomplished through the merger of MCD Acquisition Corp., a wholly owned MacDermid subsidiary, into PTI. The merger agreement also obligates MacDermid to refinance PTI's financial indebtedness upon completion of the merger. Accordingly, MacDermid has entered into an amended secured credit facility under which it will borrow the funds necessary to refinance the PTI debt. As of October 31, 1999, the amount of debt to be refinanced totaled $157.6 million. Expenses related to the merger are anticipated to aggregate approximately $11.7 million. This amount consists primarily of charges resulting from anticipated debt refinancing, and professional fees.

    The merger agreement and the first and the third amendments to the merger agreement are attached to this proxy statement -- prospectus as Appendices A, B and C and are described in more detail in the section of this proxy statement -- prospectus titled "Merger Agreement." We encourage you to read the merger agreement as it is the legal document that governs the merger. We also encourage you to review the section of this proxy statement -- prospectus titled "Comparison of the Rights of Holders of MacDermid Common Stock and Holders of PTI Stock." After the merger, the rights of former PTI shareholders will be governed by Connecticut law and MacDermid's charter and bylaws rather than Delaware law and PTI's charter and bylaws.

WHAT PTI SECURITY HOLDERS WILL RECEIVE IN THE MERGER

    If the merger is completed, each PTI shareholder will receive a portion of 6,873,000 shares of MacDermid common stock. As described in more detail below and elsewhere in this proxy statement -- prospectus, the number of MacDermid shares received by any PTI shareholder will depend primarily on the following:

    - the market value of MacDermid common stock during the 30 trading days preceding the completion of the merger; and

    - the number of shares of PTI common stock and preferred stock owned by the shareholder.


In addition, holders of PTI common stock and the holder of a warrant to purchase PTI common stock will also receive upon the completion of the merger an interest in an escrow fund that may entitle them to receive additional MacDermid shares a year or more after the merger is completed. The effect of the October 29, 1999 amendment to the merger agreement was to reduce the number of MacDermid shares that will be exchanged in the merger for PTI common stock and the PTI warrant. The October 29 amendment did not change the amount of MacDermid shares that will be exchanged in the merger for PTI preferred stock.


    As of November 3, 1999, there were 9,175 outstanding shares of PTI preferred stock and 855,000 outstanding shares of PTI common stock. In addition, 150,000 shares of PTI common stock are issuable upon the exercise of a warrant held by Citicorp Mezzanine Partners, L.P. Under the terms of the PTI warrant, Citicorp Mezzanine Partners may purchase PTI common stock at an exercise price of approximately $.01 per share.

    The 6,873,000 shares of MacDermid common stock delivered upon the completion of the merger will be allocated first to the holders of PTI preferred stock to satisfy the liquidation preference of that stock. As a result of the merger, each share of PTI preferred stock will be converted into a number of shares of MacDermid common stock having a value equal to the liquidation preference of that share of preferred stock ($1,000) plus any owed dividends. For purposes of that allocation, the MacDermid stock will be valued at the "Current Market Price."

    After the PTI preferred stock liquidation preference is satisfied, the balance of the 6,873,000 MacDermid shares will be allocated among the holders of PTI common stock in proportion to their ownership of PTI common stock. For purposes of that allocation, the PTI warrant held by Citicorp Mezzanine Partners will be treated as if it had been exercised in full. MacDermid will issue a substitute common stock warrant to Citicorp Mezzanine Partners on equivalent terms. Except as otherwise specified in this proxy statement -- prospectus, the description of MacDermid shares exchanged in the merger treats the PTI warrant as if exercised in full prior to the completion of the merger.

    The amount and value of MacDermid stock that any holder of PTI common stock will receive upon the completion of the merger will depend on the then Current Market Price of MacDermid common stock and the amount of dividends owed on PTI preferred stock. See "Exchange Ratio Assumptions" on page 11. ACCORDINGLY, HOLDERS OF PTI COMMON STOCK WILL NOT KNOW AT THE TIME THAT THEY VOTE THE NUMBER OR VALUE OF THE MACDERMID SHARES THEY WILL RECEIVE. PTI SHAREHOLDERS MAY MAKE INQUIRIES AS TO THE ESTIMATED EXCHANGE RATIO OF MACDERMID SHARES FOR SHARES OF PTI COMMON STOCK BASED UPON THE TRADING PRICE OF MACDERMID STOCK AT THAT TIME BY CALLING THOMAS C. WEAVER, PTI'S CORPORATE SECRETARY AT (978) 439-2110.

    The following table illustrates the number of MacDermid shares that would be exchanged for each share of PTI common stock upon the completion of the merger at three hypothetical Current Market Prices of $30, $34 and $38 per share. MacDermid and PTI believe the range of hypothetical Current Market Prices shown in the table reasonably reflects the trading prices of MacDermid common stock after the merger was announced. The hypothetical exchange ratios also assume in each case approximately $761,691 of dividends are owed on the preferred stock, representing 182 days of unpaid dividends since the last dividend payment date on June 15, 1999. See "Exchange Ratio Assumptions." For comparison purposes, the table below also shows the hypothetical exchange ratios under the original merger agreement using the same Current Market Price and preferred stock dividend assumptions.



                                                   NUMBER OF MACDERMID
                                                  SHARES EXCHANGED FOR
            ASSUMED "CURRENT MARKET"                EACH SHARE OF PTI
            PRICE OF MACDERMID STOCK                  COMMON STOCK
            ------------------------              ---------------------
                                                   AMENDED    ORIGINAL
                                                  AGREEMENT   AGREEMENT
                                                  ---------   ---------
        $30.00..................................    6.457       7.153
        $34.00..................................    6.502       7.198
        $38.00..................................    6.537       7.233



    The following table provides the last reported sales prices per share of MacDermid stock traded on the NYSE on February 18, 1999, the last trading day before announcement of the merger agreement, and on November 11, 1999, the latest practicable date before the printing of the proxy statement -- prospectus:



        February 18, 1999...................................  $38.88
        November 11, 1999...................................  $39.06



    If only 6,873,000 MacDermid shares are issued in the merger, the aggregate value of the consideration received by PTI shareholders will be approximately $230.68 million, assuming the value of MacDermid stock is equal to its closing price on the NYSE on November 11, 1999. No assurance can be given as to the market price of MacDermid stock upon the completion of the merger. Shareholders are advised to obtain current market quotations of the MacDermid common stock. See "Trading Price of MacDermid Common Stock" for the high and low prices at which MacDermid common stock traded during the past several months, as reported by the NYSE.



    The holders of PTI preferred stock will receive in the merger shares of MacDermid common stock having an aggregate value of approximately $11.5 million, based upon the assumptions used elsewhere in this joint proxy statement -- prospectus. PTI owes more dividends on some shares of preferred stock than others. Therefore, the number of shares of common stock that MacDermid will issue for any particular share of PTI preferred stock will vary ranging from a low of 31.493 shares to a high of 57.626 shares. In general, based upon the assumptions described on page 12 of this proxy statement -- prospectus, the distribution of shares of MacDermid common stock among the holders of the three series of PTI preferred stock will be as follows:



    - a majority of the holders of PTI Series 2 preferred stock will receive
      31.493 shares of MacDermid common stock for each share of Series 2 preferred stock;



    - a majority of the holders of PTI Series 3 preferred stock will receive
      57.626 shares of MacDermid common stock for each share of Series 3 preferred stock;



    - a majority of the holders of PTI Series 4 preferred stock will receive
      39.896 shares of MacDermid common stock for each share of Series 4 preferred stock.

ESCROWED SHARES

    The holders of PTI common stock and Citicorp Mezzanine Partners will also receive an interest in an escrow fund that will be established upon the completion of the merger. The escrow fund will be used to satisfy any indemnification claim MacDermid is entitled to bring under the merger agreement. Upon the completion of the merger, the escrow fund will consist of shares of MacDermid common stock and a MacDermid warrant issued for Citicorp Mezzanine Partners. Assuming the warrant held by Citicorp Mezzanine Partners to purchase shares of PTI common stock has not been exercised in whole or part prior to the completion of the merger, the escrow fund will consist of 108,045 shares of MacDermid common stock and the MacDermid warrant entitling the holder to purchase 18,955 shares of MacDermid common stock at a nominal exercise price of approximately $.01 per share. The issued and outstanding shares of MacDermid common stock in escrow and the shares of MacDermid common stock purchasable upon exercise of the warrant are sometimes collectively referred to in this proxy statement -- prospectus as the "escrowed shares."

    The escrow agent will maintain a separate subaccount for each former holder of PTI common stock and Citicorp Mezzanine Partners. Subject to complying with any applicable legal or contractual transfer restrictions, each of those investors will be entitled to sell all or any portion of the MacDermid stock, or the MacDermid warrant in the case of Citicorp Mezzanine Partners, held in escrow for that investor's benefit. The proceeds of any sale would remain in escrow until the termination of the escrow agreement, however, and would be required to be invested in cash or cash equivalent investments, including short-term U.S. treasury securities. Holders of PTI common stock, other than Citicorp Mezzanine Partners and its transferees, will not be entitled to a distribution of all or any portion of the shares of MacDermid common stock underlying the warrant. The material terms of the escrow and related indemnification provisions are described below. We also recommend that you read carefully the complete text of the escrow agreement for the precise legal terms of the escrow. The form of escrow agreement is attached to this proxy statement -- prospectus as Appendix D and is incorporated by reference into this proxy statement -- prospectus.

INDEMNIFICATION

    Subject to several limitations, summarized below, MacDermid, on the one hand, and the PTI shareholders and Citicorp Mezzanine Partners, collectively, on the other hand, are entitled under the merger agreement to indemnification for damages, as defined in the merger agreement, arising out of the inaccuracy of any representation in the merger agreement or the breach of any warranty, covenant or other obligation in the merger agreement. No party will be entitled to indemnification for a claim brought more than 12 months after the merger is completed. Further, neither MacDermid, on the one hand, nor the PTI shareholders and Citicorp Mezzanine Partners, collectively, on the other hand, will be entitled to indemnification until their damages exceed $2 million and then only to the extent of the excess.

    If MacDermid is entitled to indemnification under the merger agreement, MacDermid's sole source of recourse will be to the assets contained in the escrow. MacDermid's claims against the escrow will be allocated proportionately against each subaccount based on the number of escrowed shares held in that subaccount immediately after the closing of the merger and will be payable from each subaccount first in escrowed shares and second in other assets, if any, held in escrow. In the case of Citicorp Mezzanine Partners, if shares of MacDermid common stock are not then held in the Citicorp Mezzanine Partners' subaccount, the portion of any indemnification claim allocable to its subaccount will be paid by reducing the number of shares purchasable under the MacDermid warrant. In no event will the PTI shareholders or Citicorp Mezzanine Partners be liable for damages in excess of the value of the escrowed shares held in their escrow subaccount immediately after the completion of the merger. The value of the escrowed shares will be the "Current Market Price" of MacDermid stock at the time the merger is completed.

    If the PTI shareholders and Citicorp Mezzanine Partners are entitled to indemnification, MacDermid will pay the damages solely in MacDermid shares and not in cash. MacDermid will not be required to issue more than 127,000 shares of MacDermid common stock in the aggregate to PTI security holders in payment of all indemnification claims under the merger agreement. The value of the escrowed shares will be the "Current Market Price" of MacDermid stock at the time the merger is completed. Further, as a condition to MacDermid's obligation to complete the merger each PTI shareholder and Citicorp Mezzanine Partners must sign an agency agreement, which, among other things, waives, to the fullest extent permitted by law, its, his or her rights and remedies for damages arising from the merger except for the rights to indemnification specifically provided in the merger agreement. We recommend that you read carefully the complete text of the agency agreement for the precise legal terms of the waiver of damages. The form of agency agreement is attached to this proxy statement -- prospectus as Appendix E and is incorporated by reference into this proxy statement -- prospectus.

    The agency agreement also provides for the appointment of Citicorp Venture Capital as attorney-in-fact to act on behalf of the PTI shareholders and Citicorp Mezzanine Partners in all matters relating to the indemnification provisions of the merger agreement, including when to bring and pay an indemnification claim. This appointment does not grant Citicorp Venture Capital any beneficial rights in the escrowed shares. Any disputes between MacDermid, on the one hand, and Citicorp Venture Capital, on the other hand, regarding a claim for indemnification will be resolved by arbitration. We recommend that you read carefully the complete text of the agency agreement for the precise legal terms of Citicorp Venture Capital's authority.

    The escrow will terminate and the remaining escrow assets, if any, will be distributed to the former holders of PTI common stock and Citicorp Mezzanine Partners upon the later of (a) 12 months after the completion of the merger or
(b) the resolution of all MacDermid indemnification claims.

LISTING OF MACDERMID COMMON STOCK AND RESTRICTIONS ON TRANSFER

    The shares of MacDermid common stock issued in connection with the merger will be listed on the NYSE under the ticker symbol "MRD." See "Merger Agreement -- Conditions to Merger."

    After the completion of the merger, the sale or other transfer of MacDermid common stock by any PTI affiliate will be subject to several restrictions, some of which will also apply to MacDermid affiliates. Under the Securities Act of 1933, an affiliate is defined generally as a person -- considered to include, but not necessarily be limited to, executive officers, directors and holders of 10% or more of the company's stock -- who controls, is controlled by, or is under common control with a constituent corporation at the time a business combination has been authorized or, after the completion of the business combination, the surviving corporation.

    SEC guidelines with respect to the qualification of the merger for pooling of interests accounting treatment limit sales of shares of the acquiring and acquired companies by affiliates of either company in a business combination. SEC guidelines indicate further that the pooling of interests method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of either the acquiring or acquired company, including shares they receive in connection with a merger, during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published. It is a condition to

MacDermid's obligation to complete the merger that it receive from each PTI affiliate an agreement not to sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, any shares of PTI stock or any shares of MacDermid common stock held by that affiliate in violation of these guidelines. See "Accounting Treatment."

    SEC Rule 145 restricts the sale of MacDermid common stock received in the merger by former PTI affiliates and their family members and related interests. Generally speaking, during the first year following the completion of the merger, PTI affiliates may publicly resell the MacDermid common stock received by them in the merger, provided that those sales comply with Rule 145 limitations as to the amount of MacDermid common stock sold in any three-month period and as to the manner of sale. The applicable volume limitations provide that each former PTI affiliate will not be able to sell, during any three-month period, more than the greater of the following:

    - one percent of the shares of MacDermid common stock outstanding, as most recently reported by MacDermid; or

    - the average weekly reported volume of trading in MacDermid common stock during a four-calendar week period before the sale, as reported by the NYSE. After the one-year period, former PTI affiliates who are not then, and during the preceding three month period have not been, MacDermid affiliates may resell their shares without any restriction.

    Former PTI affiliates who are MacDermid affiliates after the completion of the merger generally will remain subject to limitations and restrictions under SEC Rule 144 with respect to shares they received in connection with the merger, so long as they continue to be MacDermid affiliates.

    In addition, PTI affiliates will be permitted to resell MacDermid common stock received in the merger without any restrictions if the sale is covered by an effective registration statement filed with the SEC under the Securities Act or is exempt from the Securities Act registration requirements. This proxy statement -- prospectus may not be used, however, to effect any resale of MacDermid common stock received by any person who may be deemed to be an affiliate of MacDermid or PTI.

    It is a condition to PTI's obligations to complete the merger that MacDermid enter into a registration rights agreement with Citicorp Venture Capital, on behalf of itself and as agent for Citicorp Mezzanine Partners, and other PTI affiliates. The registration rights agreement will entitle Citicorp Venture Capital to cause MacDermid to register under the Securities Act the resale of shares of MacDermid common stock issued in the merger to Citicorp Venture Capital, Citicorp Mezzanine Partners and other PTI affiliates. The registration rights agreement generally will entitle Citicorp Venture Capital to require MacDermid to effect up to three registrations under the Securities Act or to permit Citicorp Venture Capital, Citicorp Mezzanine Partners and the PTI affiliates to include in registrations initiated by MacDermid any or all of their shares of MacDermid common stock received in the merger. MacDermid will also agree in the registration rights agreement not to effect a public sale or distribution of MacDermid common stock during the seven days prior to and the sixty days following the effective date of a registration required by Citicorp Venture Capital. Similarly, each of Citicorp Venture Capital and Citicorp Mezzanine Partners will agree not to effect a public sale or distribution of MacDermid common stock received in the merger during the comparable 67-day period whenever MacDermid effects a registration on its own initiative, other than Citicorp Venture Capital and Citicorp Mezzanine Partners shares permitted to be included in that registration.

    MacDermid will generally be obligated to bear all fees and expenses incurred by it in connection with any registration effected at Citicorp Venture Capital's request but will not be obligated to pay any fees or expenses of any participating shareholder. MacDermid will also agreed to indemnify the participating shareholders against liabilities, designated in the registration rights agreement, in connection with any registration of MacDermid common stock, including liabilities under the Securities Act.

    Despite the availability of registration rights, to the extent a PTI shareholder holds PTI stock that is subject to contractual limitations on resale, the shares of MacDermid common stock received in the merger in exchange for those restricted shares will be subject to those same contractual limitations.

OWNERSHIP OF MACDERMID AFTER THE MERGER

    On a pro forma basis, the shares of MacDermid common stock issued in the merger will range from 21.5% of the pro forma MacDermid shares outstanding if no escrowed shares are released to former PTI security holders to 21.8% if all escrowed shares are released.


    On a pro forma basis, the shares of MacDermid common stock issued in the merger to Citicorp Venture Capital will range from 3,715,969 shares of MacDermid common stock outstanding, or 11.6%, if no escrowed shares are released to former PTI security holders to 3,783,665 shares, or 11.8%, if all escrowed shares are released. Citicorp Venture Capital will not beneficially own any of the escrow shares other than those escrow shares held in the subaccount maintained for its benefit. The allocation of shares of MacDermid common stock to Citicorp Venture Capital under the merger agreement will be calculated in the same manner as for any other holder of a PTI equity security. Citicorp Venture Capital will receive approximately 93.8% of its ownership interest in MacDermid as a result of its ownership of PTI non-voting common stock and approximately 6.2% as a result of its ownership of PTI preferred stock. See "Beneficial Ownership of PTI" for information regarding the amount and percentage of each class or series of PTI capital stock held by Citicorp Venture Capital.


    In calculating the percentages in this section, the following assumptions were made: (a) the MacDermid warrants issued to Citicorp Mezzanine Partners in the merger have been exercised in full; and (b) there is no change in the number of shares of MacDermid common stock outstanding before the merger.

    For more information on MacDermid common stock and existing and pro forma ownership of MacDermid common stock see "MacDermid Capital Stock" and "Beneficial Ownership of MacDermid."

EXECUTIVE OFFICERS AND DIRECTORS OF MACDERMID AFTER THE MERGER

    The only change in the executive officers and directors of MacDermid as a consequence of the merger is that a designee of Citicorp Venture Capital will become a MacDermid director. The merger agreement provides that Citicorp Venture Capital may continue to designate a director of MacDermid, so long as each of the following conditions is satisfied:

    - Citicorp Venture Capital owns shares of MacDermid stock constituting 40.0% or more of the total number of shares of MacDermid common stock issued to Citicorp Venture Capital in the merger; and

    - Citicorp Venture Capital owns shares of MacDermid common stock constituting 2.0% or more of the shares of MacDermid common stock outstanding from time to time.

    The MacDermid Board of Directors has approved an increase in the size of the Board to seven from six, effective upon the completion of the merger, and has elected Joseph M. Silvestri, an officer of Citicorp Venture Capital, to fill that vacancy. Mr. Silvestri, age 37, has been Vice President of Citicorp Venture Capital for the last five years. Mr. Silvestri is a limited partner in

CCT Partners I, L.P., a PTI shareholder, and is a director of Triumph Group, Inc., Euramax, ISG Resources, Inc., Glenoit Corporation and The GNI Group, Inc.


    On a pro forma basis, the shares of MacDermid stock issued in the merger to Mr. Silvestri, a PTI shareholder, will range from 39,853 shares of MacDermid common stock if no escrowed shares are released to former PTI security holders to 40,579 if all of the escrowed shares are released. In each case, Mr. Silvestri will own beneficially less than 1.0% of the shares of the MacDermid common stock outstanding immediately after the merger. As of November 3, 1999, Mr. Silvestri holds .414 shares (.4%) of PTI voting common stock and 5,746.469 shares (.57%) of PTI non-voting common stock.


REQUIRED REGULATORY APPROVALS

    The Hart-Scott Rodino Act prohibits MacDermid and PTI from completing the merger until certain information has been furnished to the Federal Trade Commission and a required waiting period has expired or been terminated without further action by the Federal Trade Commission. In general, the Federal Trade Commission will examine the impact of the merger on competition in various product and geographic markets in which MacDermid and PTI have sales. Under the merger agreement, MacDermid and PTI have agreed to use all commercially reasonable efforts to make the required filings with the Federal Trade Commission and to seek an early termination of the applicable waiting period.

    On February 26, 1999, MacDermid and PTI made our initial filings with the Federal Trade Commission, and on March 26, 1999, the Commission requested that we provide additional information. As a result of that request for additional information, the merger may not be completed until each of us complies with the request and a 20-day waiting period has expired without further action by the Federal Trade Commission. We submitted information in response to that request on May 28, 1999 and from time to time thereafter. The Federal Trade Commission has asserted, however, that our initial and subsequent submissions have not satisfied all applicable requirements. Without agreeing with the Federal Trade Commission assertion, MacDermid and PTI have represented to the Commission that we will not complete the merger without giving the Commission at least 35 days prior notice or otherwise obtaining Commission approval to close. As of the date of this proxy statement -- prospectus, we have not given that notice to the Federal Trade Commission.

    The Federal Trade Commission may:

    - seek to delay further the completion of the merger by agreement or by requesting additional information,

    - seek to prevent the merger by initiating a lawsuit alleging the merger will violate federal antitrust laws,

    - terminate the waiting period or allow the waiting period to expire, either of which would allow the merger to proceed, or

    - seek to negotiate a settlement with MacDermid, which settlements typically involve a divestiture of a portion of the combined company's assets and liabilities.

    In particular, you should note that if the Federal Trade Commission commences a lawsuit to challenge the merger on antitrust grounds, we would not be able to proceed with the merger unless the court specifically rules against the Federal Trade Commission's request to delay the merger.


    Based upon discussions that MacDermid and PTI have had with the staff of the Federal Trade Commission, we currently believe that the Federal Trade Commission will require PTI to divest its U.S. and Canada liquid flexographic photopolymer business for commercial packaging as well as terminate an agreement between NAAP, Inc., a PTI subsidiary, and BASF for the distribution, in the U.S., of certain BASF printing products by NAAP. The BASF distribution agreement would otherwise expire by its own terms on December 31, 2000, unless extended, and after PTI acquired NAAP in January 1997, BASF had notified NAAP that BASF would not extend the agreement. MacDermid and PTI believe, however, that the Federal Trade Commission will require PTI to terminate that distribution agreement essentially contemporaneously with the completion of the merger. MacDermid and PTI also believe that the Federal Trade Commission will require MacDermid to abandon arrangements it had made to distribute solid sheet photopolymer products in the United States under a proposed license from Asahi.



    PTI has substantially completed negotiations with the Federal Trade Commission and a buyer regarding a divestiture of PTI's U.S. and Canada liquid flexographic photopolymer business for a purchase price of approximately
$3.3 million. Sales of the liquid flexographic photopolymer product line in the U.S. and Canada for commercial packaging applications were approximately
$5.2 million in 1998, or approximately 2.3% of PTI's total 1998 sales, and contributed approximately $210,000, or 1.2%, of PTI's net income. In addition, PTI has successfully negotiated an early termination to the BASF distribution agreement, which termination would be effective within 90 days after the merger. PTI will not be required to pay any termination fee to BASF; instead BASF will pay PTI approximately $3.2 million primarily in exchange for products PTI previously purchased from BASF. Sales of BASF printing products by PTI were approximately $12.1 million in 1998, or approximately 5.3% of PTI's total 1998 sales, and contributed approximately $640,000, or 3.6%, of PTI's 1998 net income. MacDermid's abandonment of the Asahi arrangements will not have any effect on MacDermid's pro forma revenue or net income, as MacDermid has not sold any products under that arrangement and had agreed with Asahi after the announcement of the proposed PTI Merger that MacDermid would relinquish its rights under the Asahi license.



    Although all negotiations with the Federal Trade Commission and the proposed purchaser of the assets to be divested are substantially complete, there can be no assurance that PTI will be able to finalize in a timely manner a divestiture and a consent decree with the Federal Trade Commission that will be acceptable to PTI, MacDermid and the Federal Trade Commission. The merger agreement provides that MacDermid may choose not to complete the merger if the Federal Trade Commission's approval of the merger imposes a condition or requirement, such as a mandatory divestiture, that in the reasonable opinion of MacDermid would so materially adversely affect the economic or business benefits to MacDermid of the merger as to render the completion of the merger inadvisable. MacDermid has agreed with PTI, however, that MacDermid would not abandon the merger solely because Federal Trade Commission approval of the merger is conditioned upon PTI's prior divestiture of its U.S. liquid flexographic photopolymer business for commercial packaging applications. The merger agreement also provides that if the merger has not been completed by December 15, 1999 either MacDermid or PTI may terminate the merger agreement subject to the conditions described below. See "-- Closing Date" below and "Merger Agreement."


    Each of MacDermid and PTI intends to resolicit shareholder approval of the merger as a consequence of a divestiture required by the Federal Trade Commission only if its board of directors is unable to conclude that the divestiture could not reasonably be expected to have a material adverse effect on the pro forma revenue or net income of the combined company. If the Federal Trade Commission requires MacDermid and PTI to divest only PTI's liquid flexographic photopolymer business for commercial packaging applications, MacDermid and PTI will not resolicit shareholder approval because MacDermid and PTI believe that such a divestiture could not reasonably be expected to have a material adverse effect on the pro forma financial information presented in this proxy statement -- prospectus. If the board of directors of either

MacDermid or PTI decides to resolicit shareholder approval of the merger as a consequence of a material divestiture, MacDermid and PTI will provide shareholders with a supplement to this proxy statement -- prospectus describing the proposed divestiture.

CLOSING DATE

    Unless MacDermid and PTI mutually select another date, the closing of the merger will take place on the date that is two business days following the satisfaction or waiver of all conditions to the obligations of the parties to complete the merger.

    Either party may have the right to terminate the merger agreement at any time after December 15, 1999, even if the shareholders approve the merger agreement, as amended. A party seeking to terminate the merger agreement because the closing has not occurred by December 15, 1999 must have observed all of its covenants and agreements contained in the merger agreement. See "Merger Agreement -- Termination of Merger Agreement."

INTERESTS OF RELATED PERSONS IN THE MERGER

    When considering the PTI Board's recommendations that the PTI shareholders vote in favor of the merger agreement, PTI shareholders should be aware that a number of PTI employees have severance agreements and other arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of PTI shareholders as a whole.

    SEVERANCE AND CHANGE IN CONTROL AGREEMENTS. Print Tech International, Inc., the predecessor of PTI, has severance and change in control agreements with the following executives: David R. Beckerman, Edward T. Murphy and Thomas C. Weaver. The agreements provide, among other things, that if PTI terminates an executive's employment other than for cause, or if the executive voluntarily resigns from PTI with good reason within six months of a change in control as defined in the agreement, PTI will be obligated to pay the executive one and one-half year's salary, provided that no bonus payments or other related payments will be due to the executive. At present, under the terms of their agreements, Mr. Beckerman would be entitled to a payment of $405,000, Mr. Murphy would be entitled to a payment of $234,000 and Mr. Weaver would be entitled to a payment of $247,500. PTI has a similar severance and change in control agreement with John R. Rastetter, except that, pursuant to his agreement, Mr. Rastetter is entitled to severance for only one year's salary which is presently equal to $125,000. The merger will constitute a change in control within the meaning of these agreements. As of August 6, 1999, Mr. Beckerman holds 51.0% of PTI's voting common stock and 3.0% of PTI's non-voting common stock, and Mr. Weaver owns 1.6% of PTI's non-voting common stock. Mr. Murphy and Mr. Rastetter each hold 1.0% of PTI's non-voting common stock as of that date. As of the date of this proxy statement -- prospectus, MacDermid has no reason to believe that Messrs. Beckerman, Weaver, Murphy and Rastetter will not remain employed by the company after the merger is completed.

    SEVERANCE AND STAY BONUS AGREEMENTS. PTI has stay bonus agreements with six employees with technical training and expertise in the area of SAP systems. None of these employees is a director or executive officer of PTI. The agreements provide for cash payments in the aggregate of no more than $240,000. If the employee stays with PTI at least through January 1, 2002, the minimum payment to any one employee will be $30,000 and the maximum to any one employee will be $50,000. In addition, PTI has stay bonus agreements with thirteen key employees of which one is an officer of PTI. None of these employees is a director or executive officer of PTI. The agreements provide for cash payments in the aggregate of no more than $185,500. The minimum payment to any one employee will be $8,500 and the maximum to any one employee will be $19,000. The payments will be made if the employee stays with PTI for at least one year from the date of the merger or if the employee is severed for any reason.

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
    SEVERANCE AGREEMENTS. PTI has a severance agreement with Kai Wenk-Wolff. A severance payment would be paid should NAPP Systems, Inc. (a wholly owned subsidiary of PTI) or PTI elect to terminate Mr. Wenk-Wolff's employment, other than for cause. In this event, Mr. Wenk-Wolff is entitled to severance for eighteen months of salary (which is equal to $288,000).

    PTI has severance agreements with two NAPP Systems executives. These agreements provide for severance payments in the aggregate of no more than $236,700.

    DISCRETIONARY SEVERANCE PAYMENTS. PTI may become obligated to pay to twelve employees with special technical knowledge (none of whom owns PTI stock) up to twelve weeks of severance payment (in addition to any general severance payment), to be determined at the time of termination, if the employee is severed for any reason within the one-year period starting at the date of the merger.

ACCOUNTING TREATMENT

    The obligations of MacDermid and PTI to complete the merger are conditioned upon the receipt of the following accountants' letters. PTI must have received a letter in form and substance acceptable to it from its accountants, PricewaterhouseCoopers LLP, dated the date of the merger, substantially to the effect that in that firm's unqualified opinion, PTI is eligible to participate in a transaction accounted for as a pooling of interests under generally accepted accounting principles. MacDermid must have received a letter, in form and substance acceptable to it, from its accountants, KPMG LLP, dated the date of the merger, substantially to the effect that, on the basis of the PricewaterhouseCoopers LLP letter and a review of the merger agreement and the merger contemplated thereby, in KPMG's unqualified opinion, the merger will be accounted for as a pooling of interests under generally accepted accounting principles. MacDermid and PTI do not intend to request these letters until immediately prior to the completion of the merger.

    Under the pooling of interests method of accounting, the recorded amounts of the assets and liabilities of MacDermid and PTI will be carried forward at their previously recorded amounts and no goodwill will be created. Revenues and expenses will be retroactively presented as if MacDermid and PTI were combined for the entire fiscal period in which the merger occurs and for all periods prior to the merger at previously recorded amounts. MacDermid and PTI have agreed to use their best efforts to cause the merger to qualify for pooling of interests accounting treatment. See "Merger Agreement -- Conditions to Merger."

    To assure the applicability of pooling of interests accounting treatment, there are certain conditions relating to the exchange of PTI stock for MacDermid common stock by affiliates of PTI. In addition, the transferability of the MacDermid common stock to be received by the affiliates will be restricted. See "Listing of MacDermid Common Stock and Restrictions on Transfer."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO MACDERMID SHAREHOLDERS

    The following discussion summarizes the opinion of MacDermid's tax counsel, Nutter, McClennen & Fish, LLP, as of the date of this proxy statement -- prospectus, regarding the material U.S. Federal income tax consequences of the merger described in this proxy statement -- prospectus to MacDermid and existing MacDermid shareholders. We have filed that opinion with the SEC as an exhibit to the registration statement related to this proxy statement -- prospectus. See "Where You Can Find More Information" on page 91. The merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, assuming the merger is completed on substantially the terms described in this proxy statement -- prospectus, and therefore:

    - no gain or loss will be recognized by MacDermid or PTI as a result of the merger; and

    - there will be no Federal income tax consequences arising from the merger due solely to status as a MacDermid shareholder prior to the merger.

    This summary is based on the continued accuracy of the representations made by PTI, Citicorp Venture Capital and MacDermid with respect to the merger, including representations regarding the intended actions of PTI, MacDermid and the PTI shareholders following the merger. If any of those representations is inaccurate, the tax consequences of the merger could differ from those described in this summary.

    It is a condition to MacDermid's obligation to complete the merger that MacDermid receive an opinion from its tax counsel, Nutter, McClennen & Fish, LLP, or other counsel acceptable to MacDermid, concluding that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. MacDermid shareholders should be aware that the opinions of tax counsel represent the best judgment of each counsel, but are not binding on the IRS or the courts. If MacDermid is unable to obtain an opinion, dated as of the closing of the merger, from Nutter, McClennen & Fish, LLP or another nationally recognized tax counsel to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, MacDermid will not complete the merger without first resoliciting MacDermid shareholders.

    Subject to the assumptions discussed above, there will be no Federal income tax consequences of the merger due solely to ownership of MacDermid stock prior to the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO PTI SHAREHOLDERS

    TAX-FREE REORGANIZATION. The following discussion summarizes the opinion of PTI's tax counsel, Kirkland & Ellis, as of the date of this proxy statement -- prospectus, regarding the material U.S. Federal income tax consequences of the merger described in this proxy statement -- prospectus to PTI shareholders. We have filed that opinion with the SEC as an exhibit to the registration statement related to this proxy statement -- prospectus. This discussion is intended to provide a summary only. This discussion does not address all aspects of Federal income taxation that may be important to a shareholder in light of the shareholder's particular circumstances. It also does not apply to those shareholders subject to special rules, such as shareholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, shareholders who acquired their common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or shareholders who hold their shares as part of a straddle or conversion transaction. This discussion does not address any aspect of state, local or foreign tax laws or any federal tax laws other than those pertaining to income tax. PTI shareholders who are individuals should be aware that the Federal income tax rate on long-term capital gains of individuals is significantly lower than the tax rate that may apply to ordinary income or short-term capital gains of individuals, and that the amount of long-term capital gain, short-term capital gain or ordinary income that may be realized by a particular PTI shareholder as a result of the merger may vary depending on the shareholder's particular circumstances. Each PTI shareholder is advised to consult a tax advisor concerning the specific tax consequences of the merger to that shareholder.

    For U.S. Federal income tax purposes, the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, assuming the merger is completed on substantially the terms described in this proxy statement -- prospectus, and therefore:

    - no gain or loss will be recognized by MacDermid or PTI as a result of the merger;

    - PTI shareholders will not have taxable gain or loss on the exchange of PTI stock for MacDermid common stock in the merger, except with respect to any cash received instead of a fractional share of MacDermid common stock or as a consequence of the exercise of appraisal rights;

    - the tax basis of MacDermid common stock received by a PTI shareholder in the merger will be the same as the tax basis of the PTI stock exchanged in the merger reduced by an amount allocable to a fractional share interest for which cash is received; and

    - the holding period of the MacDermid common stock that a PTI shareholder receives in the merger generally will include the holding period of PTI stock exchanged therefor.

    This summary is based on the continued accuracy of the representations made by PTI, Citicorp Venture Capital and MacDermid with respect to the merger, including representations regarding the intended actions of PTI, MacDermid and the PTI shareholders following the merger and including representations and covenants contained in certificates of officers of PTI and MacDermid. If any of those representations is inaccurate, the tax consequences of the merger could differ from those described in this summary.

    It is a condition to PTI's obligation to complete the merger that PTI receive an opinion from Kirkland & Ellis, or other tax counsel acceptable to PTI, concluding that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. PTI shareholders should be aware that the opinions of tax counsel represent the best judgment of each counsel, but are not binding on the IRS or the courts. If PTI is unable to obtain an opinion, dated as of the closing of the merger, from Kirkland & Ellis or another nationally recognized tax counsel to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, PTI will not complete the merger without first resoliciting PTI shareholders.

    Subject to the assumptions discussed above, the Federal income tax consequences of the merger to a PTI shareholder are as follows:

    RECEIPT OF MACDERMID COMMON STOCK IN EXCHANGE FOR PTI STOCK. A PTI shareholder who receives shares of MacDermid common stock in exchange for all that shareholder's shares of PTI stock will recognize no gain or loss as a result of the merger. A shareholder may recognize gain or loss, however, to the extent cash is received instead of a fractional share of MacDermid common stock, as discussed below. The basis of the shares of MacDermid common stock received by that shareholder will be the same as the basis of the shares of PTI stock exchanged therefor, and the holding period of the shares of MacDermid common stock will include the holding period of the shares of PTI stock surrendered in the exchange, provided the PTI stock was held by the shareholder as a capital asset at the completion of the merger.

    CASH RECEIVED INSTEAD OF A FRACTIONAL SHARE OF MACDERMID COMMON STOCK. Cash received instead of a fractional share of MacDermid common stock will generally be treated as received in redemption of a fractional share. Accordingly, a PTI shareholder who receives cash instead of a fractional share will recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares allocable to the fractional share. If the shares of PTI are held as capital assets, any gain (or loss) generally will constitute capital gain (or loss), and will generally be either long-term or short-term capital gain (or loss) depending on the holding period for the shares.

    FEDERAL INCOME TAX TREATMENT OF SHAREHOLDERS EXERCISING APPRAISAL RIGHTS. The receipt of a cash payment in respect of dissenting shares by a dissenting PTI shareholder will be a taxable event for Federal income tax purposes, and any dissenting shareholder should consult with that

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shareholder's tax advisor with respect to the impact of a cash payment in that shareholder's individual situation. Based on the current ruling position of the IRS, any PTI shareholder who effectively exercises appraisal rights and who receives cash for that shareholder's shares will be treated as receiving a distribution in redemption of that shareholder's PTI stock. In general, a distribution in redemption of stock will be treated as a payment in exchange for the shares. Each PTI shareholder who receives cash upon exercise of the shareholder's appraisal rights will recognize gain (or loss) for Federal income tax purposes equal to the difference between the cash received for the shareholder's shares and the shareholder's tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time the shares were held by the dissenter and whether the shares were held as a capital asset. See " -- Appraisal Rights," below.

    INFORMATION REPORTING AND BACK-UP WITHHOLDING. Shareholders of PTI will be required to provide their social security numbers or their taxpayer identification numbers or, in some circumstances, other information in order to avoid the "backup withholding" requirements that might otherwise apply under the Internal Revenue Code. If a PTI shareholder is subject to backup withholding, tax will be withheld at the rate of 31% on any cash consideration received by that shareholder in the merger (e.g., payment instead of fractional shares or payment upon exercise of appraisal rights). Provided the required information is furnished to the IRS, any amount paid as backup withholding will be credited against the shareholder's Federal income tax liability. PTI shareholders who receive MacDermid common stock must also comply with the information reporting requirements of the Treasury Regulations under Section 368 of the Internal Revenue Code.

    The foregoing discussion of the expected U.S. Federal income tax consequences of the merger is based on the Internal Revenue Code, the regulations thereunder, and the related judicial and administrative interpretations, all as in effect on the date of this proxy statement -- prospectus. There can be no assurance that subsequent legislative, regulatory, administrative or judicial decisions may not be forthcoming that would significantly change these expected consequences. Any changes may or may not be retroactive with respect to transactions prior to the date of those changes.

AS NOTED ABOVE, ANY PTI SHAREHOLDER THAT IS SUBJECT TO SPECIAL RULES -- INCLUDING THOSE SHAREHOLDERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, FINANCIAL INSTITUTIONS, TAX-EXEMPT ORGANIZATIONS, INSURANCE COMPANIES, DEALERS IN SECURITIES, SHAREHOLDERS WHO ACQUIRED THEIR COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR SIMILAR DERIVATIVE SECURITIES OR OTHERWISE AS COMPENSATION OR SHAREHOLDERS WHO HOLD THEIR SHARES AS PART OF A STRADDLE OR CONVERSION TRANSACTION -- SHOULD CONSULT WITH A TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THAT SHAREHOLDER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

HOW TO SURRENDER AND RECEIVE MACDERMID COMMON STOCK IN EXCHANGE FOR PTI STOCK

    At or before the completion of the merger, MacDermid and PTI will provide for a mechanism for exchanging certificates representing PTI stock for one or more certificates representing shares of MacDermid common stock. Upon the proper surrender of a stock certificate(s), together with a properly completed and duly executed letter of transmittal, the holder of that stock certificate(s) will be entitled to receive, in exchange, a certificate representing that number of shares of MacDermid common stock determined as of the completion of the merger as well as consideration in the form of a check for any fractional share interest which the holder possesses. Any PTI stock certificate(s) so surrendered will be canceled. No interest will be paid or accrued on the cash delivered in the place of any fractional share.

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
    PTI SHAREHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR STOCK CERTIFICATE(S) FOR EXCHANGE UNTIL THEY HAVE RECEIVED INSTRUCTIONS AND A LETTER OF TRANSMITTAL AND HAVE COMPLETED THAT LETTER OF TRANSMITTAL.

    In the event of a transfer of ownership of any shares of PTI stock that has not been registered in the transfer records of PTI prior to the completion of the merger, a certificate for MacDermid common stock may be issued to the transferee if the stock certificate(s) representing shares of PTI stock is presented accompanied by documents sufficient, in the reasonable discretion of MacDermid, to evidence and effect the transfer and to evidence that all applicable stock transfer taxes have been paid.

    From and after the completion of the merger, there will be no transfers on the stock transfer records of PTI of any shares of PTI stock that were outstanding immediately prior to the completion of the merger. If, after the completion of the merger, any stock certificate(s) representing shares is presented, the stock certificate(s) will be canceled and exchanged for the MacDermid common stock deliverable in respect thereof in accordance with the procedures described in the merger agreement.

    None of MacDermid, PTI or any other person will be liable to any former holder of PTI stock for any amount delivered to a public official pursuant to applicable abandoned property laws.

    If a certificate representing shares of PTI stock has been lost, stolen or destroyed, the holder of that certificate must make an affidavit of that fact and, if required by MacDermid, an indemnity against any claim that may be made against MacDermid with respect to that certificate(s). The holder will then be issued a certificate representing the number of shares of MacDermid common stock determined as of the completion of the merger and consideration in the form of a check for any fractional share interest.

APPRAISAL RIGHTS

    No MacDermid shareholders will be entitled to have their shares appraised and purchased in accordance with the Connecticut Business Corporation Act, if the merger agreement is approved by the MacDermid shareholders.

    If the merger is completed, dissenting holders of PTI stock, including holders of PTI Class B common stock and PTI preferred stock, will be entitled to have the "fair value" of their shares at the time the merger is completed judicially determined and paid to them by complying with the provisions of
Section 262 of the Delaware General Corporation Law. The fair market value of the dissenting shares will be exclusive of any element of value arising from the accomplishment or expectation of the merger. MacDermid has the right to terminate the merger agreement and not proceed with the merger if more than 350,000 shares of MacDermid common stock that may potentially be issued in the merger are not issued because one or more PTI shareholders have reserved the right to seek appraisal rights.

    The following is a summary of Section 262, which sets forth the procedures for dissenting from the merger and demanding statutory appraisal rights, the full text of which is attached as Appendix D. Failure to follow the provisions of Section 262 exactly could result in the loss of appraisal rights. See "Material Income Tax Consequences of the Merger to PTI Shareholders" for a discussion of the tax consequences of exercising appraisal rights.

    PTI shareholders who desire to exercise their appraisal rights must satisfy each of the conditions of Section 262. A written demand for appraisal must be filed with PTI before the taking of the vote on the proposal relating to the merger agreement. This written demand for appraisal must be in addition to and separate from any proxy vote abstaining from or voting against the

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
merger agreement. Voting against, abstaining from voting or failing to vote with respect to the merger agreement will not constitute a demand for appraisal for purposes of Section 262.

    PTI shareholders electing to exercise their appraisal rights under Section 262 must not vote, if entitled to do so, for approval of the proposal relating to the merger agreement. If a shareholder returns a signed proxy but does not specify a vote against approval of the merger agreement or a direction to abstain, the proxy will be voted FOR the merger agreement, which will have the effect of waiving that shareholder's appraisal rights.

    A demand for appraisal must reasonably inform PTI of the identity of the PTI shareholder and that the PTI shareholder intends to demand the appraisal of his, her or its shares. Accordingly, a demand for appraisal must be executed by or for the PTI shareholder of record, fully and correctly, as that shareholder's name appears on the certificate evidencing the dissenting shares. If the dissenting shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by or for the fiduciary. If the dissenting shares are owned of record by or for more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorizing agent, including an agent for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

    A PTI shareholder who elects to exercise appraisal rights should deliver his, her or its written demand to Thomas C. Weaver, Corporate Secretary, PTI, Inc., 900 Middlesex Turnpike, Billerica, Massachusetts 01821 no later than one business day before PTI's special meeting. The written demand for appraisal should specify the shareholder's name and mailing address, and that the PTI shareholder is demanding appraisal of his, her or its shares of PTI stock. Within ten days after the completion of the merger, PTI must provide notice of the completion of the merger to all PTI shareholders who have complied with
Section 262 and have not voted for the merger agreement.

    Within 120 days after the completion of the merger, any PTI shareholder who has satisfied the requirements of Section 262 may deliver to PTI a written demand for a statement listing the aggregate number of dissenting shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of those dissenting shares.

    Within 120 days after the completion of the merger, either PTI or any PTI shareholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the dissenting shares. PTI has no present intention to file this petition if demand for appraisal is made.

    Upon the filing of an appraisal petition by a PTI shareholder, service of a copy thereof must be made upon PTI. Within 20 days after service, PTI must file in the office of the Register of Chancery in which the petition was filed a duly verified list containing the names and addresses of all PTI shareholders who have demanded payment for their dissenting shares and with whom agreements as to the value of their dissenting shares have not been reached. The Register of Chancery, if so ordered by the Chancery Court, will give notice of the time and place fixed for the hearing of the petition by registered or certified mail to PTI and to the PTI shareholders shown upon the list at the address therein stated, and notice will also be given by publishing a notice at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Chancery Court deems advisable.

    If a petition for an appraisal is filed in a timely fashion, after a hearing on the petition, the Chancery Court will determine which PTI shareholders are entitled to appraisal rights and will appraise the dissenting shares owned by those PTI shareholders, determining the fair value of

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
those dissenting shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Chancery Court is to take into account all relevant factors.

    In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air value price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the Chancery Court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation."
Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Weinberger, the Delaware Supreme Court held that the "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

    PTI shareholders considering seeking appraisal of their shares of PTI stock should note that the fair value of their shares determined under Section 262 could be more, the same as, or less than the value of MacDermid common stock that they would receive in the merger if they did not seek appraisal of their shares. The costs of the appraisal proceeding may be determined by the Chancery Court and assessed against the parties as the Chancery Court deems equitable in the circumstances. Upon application of a dissenting shareholder, the Chancery Court may order that all or a portion of the expenses incurred by any dissenting shareholder in connection with the appraisal proceeding including, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of a determination or assessment, each party bears his, her or its own expenses.

    Any PTI shareholder who has duly demanded appraisal in compliance with
Section 262 will not be entitled after the completion of the merger to vote for any purpose the dissenting shares subject to demand or to receive payment or dividends or other distributions on dissenting shares, except for dividends or distributions payable to PTI shareholders of record at a date prior to the completion of the merger. Dissenting shares will have only the rights afforded by Section 262, including the right to receive the MacDermid common stock upon withdrawal of the demand for appraisal as described below.

    At any time within 60 days after the completion of the merger, any PTI shareholder will have the right to withdraw that shareholder's demand for appraisal and to accept the terms offered in the merger agreement. After this period, the PTI shareholder may withdraw a demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of PTI. If no petition for appraisal is filed with the Chancery Court within 120 days after the completion of the merger, the shareholders' rights to appraisal will cease and holders of dissenting shares will be entitled to receive the shares of MacDermid common stock, as provided for in the merger agreement. Inasmuch as PTI has no obligation to file a petition, any shareholder who desires a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Chancery Court demanding appraisal will be dismissed as to any shareholder without the approval of the Court, and that approval may be conditional upon terms the Chancery Court deems just.

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
                                MERGER AGREEMENT

    We believe that this summary together with the section of this proxy statement -- prospectus titled "Merger Transaction" describes all material terms of the merger agreement and the merger. However, we recommend that you read carefully the complete text of the merger agreement for the precise legal terms of the merger agreement and other information that may be important to you. The merger agreement and the first and third amendments to the merger agreement are attached to this proxy statement -- prospectus as Appendices A, B and C and are incorporated by reference into this proxy statement -- prospectus.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains substantially reciprocal representations and warranties made by MacDermid, on the one hand, and PTI and Citicorp Venture Capital, on the other hand, to each other. The most significant of these relate to:

    - corporate authorization to enter into the contemplated transaction;

    - the shareholder votes required to approve the contemplated transaction;

    - governmental approvals required in connection with the contemplated transaction;

    - absence of any breach of organizational documents, law or material agreements as a result of the contemplated transaction;

    - capitalization;

    - ownership of subsidiaries;

    - filings with the SEC;

    - information provided by it for inclusion in this joint proxy statement -- prospectus;

    - financial statements;

    - absence of material changes since a specified balance sheet date;

    - absence of undisclosed material liabilities;

    - litigation;

    - tax matters;

    - employee benefits matters;

    - compliance with laws;

    - environmental matters;

    - absence of circumstances inconsistent with the intended accounting treatment of the merger; and

    - receipt of accountants' letters regarding accounting treatment of the merger.

CONDITIONS TO THE MERGER

    The obligations of MacDermid and PTI to complete the merger are subject to the satisfaction of various conditions. Several of those conditions, such as stockholder and regulatory approval, may not be waived by MacDermid, PTI or Citicorp Venture Capital. Other conditions may be waived jointly by MacDermid, PTI and Citicorp Venture Capital or separately by MacDermid or by PTI and Citicorp Venture Capital. Summarized below are the material terms of those conditions. See the copy of the merger agreement and the first and third amendments to the merger agreement attached to this proxy statement -- prospectus as Appendices A, B and C for a complete listing of all closing conditions.

    JOINT CONDITIONS TO OBLIGATIONS OF MACDERMID, PTI AND CITICORP VENTURE CAPITAL. The obligations of MacDermid, PTI and Citicorp Venture Capital to complete the merger are subject to various conditions including the following:

    - the approval of the merger agreement by the holders of a majority of the outstanding shares of MacDermid common stock;

    - the approval of the merger agreement by the holders of a majority of the outstanding shares of PTI Class A common stock;

    - all necessary regulatory and governmental approvals must have been obtained and must remain in full force and effect; all statutory or other required waiting periods in respect thereof must have expired; and no approval of any governmental entity will have imposed any condition or requirement which, in the reasonable opinion of MacDermid, would materially adversely affect the economic or business benefits to MacDermid of the merger so as to render the merger inadvisable;

    - the MacDermid common stock that will be issued to the PTI shareholders upon the completion of the merger, and the MacDermid common stock that will be issued upon the exercise of the MacDermid warrants, will have been authorized for listing on the NYSE subject to official notice of listing; and

    - there is no claim, action, suit, investigation or other proceeding pending or overtly threatened before any court or other governmental entity wherein an unfavorable judgment, order, decree, ruling, charge or injunction has been issued, or reasonably could be expected to be issued, which would (a) prevent the completion of any of the transactions contemplated by the merger agreement to be rescinded following the completion of the merger, or (b) present a substantial risk that PTI or MacDermid or their respective officers or directors will be liable for material damages.

    CONDITIONS TO THE OBLIGATIONS OF MACDERMID. The obligations of MacDermid to complete the merger are subject to additional conditions, including the following:

    - the representations and warranties of PTI and Citicorp Venture Capital set forth in the merger agreement must be true and correct in all material respects as of the completion of the merger;

    - PTI must have performed and complied with all of its obligations as set forth in the merger agreement through the completion of the merger;

    - no event has occurred since the date of the merger agreement that has had or could reasonably be expected to have a material adverse effect on PTI;

    - MacDermid must have obtained the proceeds from debt financing in an amount not less than the amount required to refinance the financial indebtedness of PTI and its subsidiaries, consisting of a senior credit facility, which totaled $85.7 million as of October 31, 1999, $41.9 million of subordinated debt obligations and PIK promissory notes issued to W.R. Grace & Co., which totaled $30.0 million as of October 31, 1999, and to provide for the ordinary working capital requirements of PTI and its subsidiaries;

    - the total number of shares of MacDermid common stock that potentially may not be issued in the merger as a consequence of one or more PTI shareholders having the right, on the

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
      completion of the merger, to exercise appraisal rights under Delaware law must not exceed 350,000;

    - MacDermid must have received a letter from PricewaterhouseCoopers LLP, dated the date the merger is completed, substantially to the effect that in its unqualified opinion PTI is eligible to participate in a transaction to be accounted for as a pooling of interests under generally accepted accounting principles (see "Merger Transaction -- Accounting Treatment");

    - MacDermid must have received a letter from KPMG LLP, dated the date the merger is completed, substantially to the effect that, on the basis of a review of the merger agreement and the proposed merger and relying in part on the opinion of PricewaterhouseCoopers LLP referred to in the immediately preceding paragraph, in KPMG's unqualified opinion the merger may be accounted for as a pooling of interests under generally accepted accounting principles (see "Merger Transaction -- Accounting Treatment");

    - MacDermid must have received an opinion, dated the date the merger is completed, from its counsel substantially to the effect that, on the basis of the facts and representations in the merger agreement and on the basis of representations and covenants contained in certificates of officers of PTI and MacDermid for Federal income tax purposes the merger constitutes a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code (see "Merger Transaction -- Material Federal Income Tax Consequences of the Merger to MacDermid Shareholders" and "Merger Transaction -- Material Federal Income Tax Consequences of the Merger to PTI Shareholders.");

    - Citicorp Venture Capital, all other PTI shareholders, other than PTI shareholders who have perfected their appraisal rights, and Citicorp Mezzanine Partners must have entered into the agency agreement and Citicorp Venture Capital and David R. Beckerman, in their individual capacities and as agents for the holders of PTI stock and Citicorp Mezzanine Partners, must have entered into the escrow agreement with MacDermid and the escrow agent (see "Merger Transaction -- Indemnification");

    - each PTI affiliate must have executed and delivered to MacDermid a seller affiliate agreement with reference to the limitations in SEC Rule 145 (see "Merger Transaction -- Listing of MacDermid Common Stock and Restrictions on Transfer"); and

    - there must not be, as of the completion of the merger, any contract of any character to which PTI or any of its subsidiaries is a party or subject representing an option, warrant, right, call or similar right to receive or acquire any capital stock of PTI or any of its subsidiaries, other than the PTI warrant held by Citicorp Mezzanine Partners, and there must not be, upon the completion of the merger, any pending or threatened claim or demand for, a direct or indirect equity interest in PTI or any subsidiary, including, without limitation, any option, warrant, right or call or any stock appreciation, phantom stock, profit participation or similar rights.

    CONDITIONS TO OBLIGATIONS OF PTI AND CITICORP VENTURE CAPITAL. The obligations of PTI and Citicorp Venture Capital to complete the merger are subject to additional conditions, including:

    - the representations and warranties of MacDermid in the merger agreement must be true and correct in all material respects as of the date the merger is completed;

    - MacDermid must have performed and complied with all its obligations under the merger agreement through the completion of the merger;

    - PTI must have received a letter from PricewaterhouseCoopers LLP, dated the date the merger is completed, substantially to the effect that in its unqualified opinion PTI is eligible to participate in a transaction to be accounted for as a pooling of interests under generally accepted accounting principles (see "Merger Transaction -- Accounting Treatment");

    - PTI must have received an opinion, dated the date the merger is completed, from its counsel, substantially to the effect that, on the basis of facts and representations in the merger agreement and on the basis of representations and covenants contained in certificates of officers of PTI and MacDermid for Federal income tax purposes the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (see "Merger Transaction -- Material Federal Income Tax Consequences of the Merger to the MacDermid Shareholders" and "Merger Transaction -- Material Federal Income Tax Consequences of the Merger to the PTI Shareholders");

    - MacDermid must have taken all steps necessary to cause to be elected to its Board of Directors, effective not later than the date the merger is completed, the person designated by Citicorp Venture Capital under the merger agreement (see "Merger Transaction -- Executive Officers and Directors of MacDermid After the Merger");

    - MacDermid must have obtained the proceeds from debt financing in an amount not less than the amount required to refinance the financial indebtedness of PTI and its subsidiaries, consisting of a senior credit facility, which totaled $85.7 million as of October 31, 1999, $41.9 million of subordinated debt obligations and PIK promissory notes issued to W.R. Grace & Co., which totaled $30.0 million as of October 31, 1999, and to provide for the ordinary working capital requirements of PTI and its subsidiaries;

    - MacDermid must have executed and delivered to Citicorp Venture Capital and Citicorp Mezzanine Partners the registration rights agreement (see "Merger Transaction -- Listing of MacDermid Common Stock and Restriction on Transfer").

CONDUCT PENDING MERGER

    The merger agreement obligates PTI and, to a lesser extent, MacDermid and Citicorp Venture Capital to take various actions, and to refrain from taking other actions, prior to the completion of the merger. Summarized below are the material terms of those provisions. See the copy of the merger agreement and the first and third amendments to that agreement attached to this proxy statement -- prospectus as Appendices A, B and C for a complete listing of all these undertakings. MacDermid and PTI have agreed, however, that none of those provisions will be deemed to prevent PTI from negotiating and entering into an agreement for the sale of PTI's U.S. liquid flexographic photopolymer business for commercial packaging applications, if PTI is required to divest that business in order to obtain Federal Trade Commission approval of the merger. See "Merger Transaction -- Required Regulatory Approvals."

    CONDUCT OF PTI. Between the date of the merger agreement and the date the merger is completed, PTI has, among other things, agreed to:

    - not enter into or permit any of its subsidiaries to enter into any contract or take any other action which, if entered into or taken prior to the date of the merger agreement, would cause any representation or warranty of PTI to be untrue in any respect or be required to be disclosed on any schedule to the merger agreement; or take any action that is intended or may reasonably be expected to result in any of the conditions to the merger specified in the merger agreement not being satisfied or in a violation of the merger agreement; or take or omit to take any action which reasonably could be expected to have a material adverse effect on PTI;

    - except as contemplated by the merger agreement, operate its business only in the ordinary course;

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
    - use all commercially reasonable efforts to keep in full force and effect its corporate existence and all material rights, franchises, proprietary rights and goodwill relating to its business;

    - use reasonable efforts to retain its employees and preserve its present relationships with customers, suppliers, contractors, distributors and employees;

    - perform in all material respects all of its obligations under all contracts to which it is a party or by which it or its properties or assets may be bound and not enter into, assume, create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of any contract, with limited exceptions;

    - not make any single capital or series of capital expenditures outside the ordinary course of its business without MacDermid's prior written consent, which consent may not be unreasonably withheld, conditioned or delayed;

    - not enter into any new line of business without MacDermid's consent, which consent may not be unreasonably withheld, conditioned or delayed and will be deemed to be given if MacDermid does not respond to PTI within 10 business days after receiving a written request from PTI;

    - not enter into, renew or amend any agreement relating to the provision of or payment for personal services; not agree to any payment that would be payable by MacDermid or its affiliates, including PTI, after the completion of the merger; not make any pension or retirement payment not required by plans or agreements existing at the date of the merger agreement, with certain limited exceptions; not pay any bonus or increase any direct or indirect benefits to any officer, director or employee;

    - deliver to MacDermid, within 15 business days of each month end from the date of the merger agreement through the date of the completion of the merger, PTI's consolidated unaudited balance sheets, income statements and cash flow statements as of and for the immediately preceding month, all consistent with the applicable requirements of the merger agreement;

    - not declare, set aside or pay any dividends on, or make any other distributions, whether in cash, stock or property, in respect of, any of its outstanding capital stock, except for cash dividends in the ordinary course of business on the PTI preferred stock in accordance with the terms of PTI's Certificate of Incorporation;

    - not issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any shares, voting securities or convertible securities, or take any action that would make the representations and warranties specified in the merger agreement as applicable not true and correct in all material respects;

    - not amend its Certificate of Incorporation or By-laws or other comparable charter or organizational documents;

    - not acquire by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any interest therein, or form any subsidiary or solicit or negotiate any proposal to acquire PTI with respect to any other person;

    - not change its accounting policies in any material respect, except as required by generally accepted accounting principles; and

    - not authorize or enter into any agreement or commitment to take any action inconsistent with any of the foregoing.

    CONDUCT OF CITICORP VENTURE CAPITAL. Between the date of the merger agreement and the date the merger is completed, Citicorp Venture Capital has, among other things, agreed to:

    - not to enter into and not permit any of its affiliates to enter into any contract or take any other action which, if entered into or taken prior to the date of the merger agreement, would have caused any representation or warranty of PTI or Citicorp Venture Capital in the merger agreement to be untrue; or take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied or in a violation of the merger agreement; or take or omit to take any action which reasonably could be expected to have a material adverse effect on PTI;

    - use its best efforts to cause PTI to obtain the approval of the PTI shareholders and to cause the waiver of appraisal rights; vote or cause to be voted all of its shares of PTI Class A common stock for the approval of the merger agreement; and vote, or cause to be voted, all its shares of PTI Class A common stock against the approval of any merger, acquisition, consolidation, sale of a material amount of assets or other business combination of PTI or any of its subsidiaries with any person other than MacDermid;

    - not sell, assign, transfer or otherwise dispose of, including by the creation of a security interest, or permit to be sold, assigned, transferred or otherwise disposed of, any of its shares of PTI stock, whether the shares are held on the date of the merger agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (a) transfers by operation of law and (b) as MacDermid may otherwise agree in its sole discretion; and

    - cease and refrain from, and instruct each of its representatives and affiliates to cease and refrain from, any and all activities, discussions, negotiations, providing any information with respect to, or other actions with any person other than MacDermid or any of their respective representatives with respect to any acquisition proposal other than the merger.

    CONDUCT OF MACDERMID. Between the date of the merger agreement and the date the merger is completed, MacDermid has, among other things, agreed to:

    - not to enter into, or permit any of its subsidiaries to enter into, any contract or take any other action which, if entered into or taken prior to the date of the merger agreement, would have caused any representation or warranty of MacDermid to be untrue in any respect or be required to be disclosed on any schedule to the merger agreement, or take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied or in a violation of the merger agreement;

    - not take any action that is intended or may reasonably be expected to result in any of its representations and warranties specified in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger specified in the merger agreement not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law;

    - not take any other action that would materially impede the ability of MacDermid to obtain the requisite regulatory approvals or otherwise materially adversely affect MacDermid's ability to complete the transactions contemplated by the merger agreement;

    - not declare or pay any dividend on, or make any other distributions in respect of MacDermid common stock, except for cash dividends in the ordinary course and dividends or distributions in MacDermid common stock;

    - not issue any shares of MacDermid common stock in connection with MacDermid acquiring directly or indirectly the stock or assets of any other person, except with the prior consent of PTI, which consent may not be unreasonably withheld, conditioned or delayed;

    - not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person unless that person shall expressly assume the obligations of MacDermid hereunder; and

    - not authorize or enter into any agreement or commitment to take any action inconsistent with any of the foregoing.

AMENDMENT AND WAIVER

    Either MacDermid or PTI may waive compliance with any provision of the merger agreement at any time prior to the completion of the merger. In addition, MacDermid and PTI may mutually amend any provision of the merger agreement at any time prior to the completion of the merger with the prior authorization of their boards of directors, except that under Delaware law PTI may not amend the merger agreement subsequent to the adoption of the agreement by the PTI shareholders if the amendment would alter or change the amount or kind of shares of MacDermid common stock to be received by a PTI shareholder in exchange for shares of PTI capital stock.

    Except with respect to the failure to obtain an opinion of tax counsel discussed above (see "Merger Transaction -- Material Federal Income Tax Consequences of the Merger"), neither MacDermid nor PTI intends to resolicit shareholder approval of the merger as a consequence of a waiver or amendment of any provision of the merger agreement if its board of directors (a) receives an opinion of counsel that shareholder approval of the waiver or amendment is not specifically required by the Connecticut Business Corporation Act or by the Delaware General Corporation Law, as applicable, and (b) determines that the waiver or amendment could not reasonably be expected to have a material adverse effect on the combined company or the shareholders of either MacDermid or PTI or to otherwise require resolicitation of shareholder approval under applicable law.

TERMINATION OF THE MERGER AGREEMENT

    MacDermid and PTI may terminate the merger agreement by mutual written consent at any time prior to the date the merger is completed.

    Either MacDermid or PTI may terminate the merger agreement by giving written notice to the other party prior to the date the merger is completed:

    - if the merger has not occurred on or before December 15, 1999 by reason of the failure of any condition to the completion of the merger unless the failure to complete the merger by December 15, 1999 is due to the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement;

    - if any other party has breached any material representation, warranty or covenant contained in the merger agreement and has not cured the breach, if capable of cure, within ten business days of receiving notice thereof from the other party, provided that the party seeking to terminate the merger agreement on this basis is not then in breach of any material representation, warranty or covenant contained in the merger agreement.

    Upon a termination of the merger agreement, all prospective obligations of the parties will terminate without any liability of any party to any other party, except with respect to a breach of the covenant regarding confidential information, and for PTI's liability to pay a termination fee, as defined in the following paragraph.

    If MacDermid terminates the merger agreement because of PTI's failure to obtain the requisite shareholder approval, PTI must, within three business days after notice of the termination is given, pay to MacDermid a termination fee of $5.0 million.

    If PTI terminates the merger agreement because of its failure to obtain the requisite shareholder approval, PTI must, prior to and as a precondition of the effectiveness of the termination, pay to MacDermid a termination fee of $5.0 million.

EXPENSES

    Each of MacDermid and PTI is responsible for its own costs and expenses incurred in connection with the merger, and PTI is responsible for Citicorp Venture Capital's costs and expenses incurred in connection with the merger. Through September 30, 1999, merger related expenses totaled approximately $1,321,000 for MacDermid and approximately $1,200,000 for PTI.

                            MACDERMID, INCORPORATED
                                 W. CANNING PLC
                                   PTI, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

    On December 2, 1998, MacDermid closed a cash tender offer whereby it acquired approximately 95% of the outstanding stock of W. Canning plc. MacDermid acquired the remaining shares through a statutory compulsory procedure completed on February 5, 1999. The total purchase price, including related costs, was $164.4 million. The Canning acquisition has been accounted for using the purchase method of accounting for business combinations.

    As of February 18, 1999, MacDermid, PTI, Citicorp Venture Capital and MCD Acquisition Corp. entered into the merger agreement summarized below and described in more detail in this proxy statement -- prospectus. MacDermid will account for the transaction using the pooling of interests method of accounting for business combinations.

    The following Unaudited Pro Forma Combined Condensed Financial Information combines the historical Consolidated Condensed Financial Statements of MacDermid, Canning and PTI giving effect to the Canning acquisition and the merger as if each had been effective as of June 30, 1999 with respect to the Pro Forma Condensed Combined Balance Sheet. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the years ended March 31, 1999, 1998 and 1997, and the three months ended June 30, 1999, combine the historical Condensed Consolidated Statements of Earnings for MacDermid and PTI as if the merger had been completed on April 1, 1996 and MacDermid's acquisition of Canning had been completed as of April 1, 1998. Canning historical financial statements are stated on the basis of accounting principles generally accepted in the UK (UK
GAAP). Pro forma adjustments have been included to adjust these statements to U.S. GAAP. The Canning historical column represents eight months of activity for Canning prior to its acquisition by MacDermid. Activity of Canning is included in the MacDermid historical statement of earnings since the date of acquisition. This information should be read in conjunction with the historical Consolidated Financial Statements of MacDermid, Canning and PTI, including their applicable notes, and in conjunction with the condensed historical selected financial data of MacDermid and PTI and other pro forma combined condensed financial information, including the applicable notes, appearing elsewhere or incorporated by reference in this proxy statement -- prospectus. The historical Consolidated Financial Statements of MacDermid and Canning are incorporated by reference in this proxy statement -- prospectus. See "Where You Can Find More Information."

    Expenses related to the merger are anticipated to aggregate approximately $11.7 million, of which $600,000 is included for expected stay bonuses and the remaining $11.1 million consists primarily of anticipated debt refinancing costs and professional fees. Since merger and reorganization costs are nonrecurring, they have not been reflected in the Unaudited Pro Forma Combined Condensed Statement of Earnings. The Unaudited Pro Forma Combined Condensed Financial Information does not give effect to any anticipated operating efficiencies of the Canning acquisition or the merger. The Unaudited Pro Forma Combined Condensed Statements of Earnings are not necessarily indicative of the results that would have occurred had the Canning acquisition or the merger been completed as of the assumed dates or that may be achieved in the future. Future results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors. For information regarding the uncertainty of assumptions, estimates and expectations reflected herein, see "Summary -- Cautionary Statement Regarding Forward-looking Information" and "Risk Factors."

    The merger agreement between MacDermid and PTI provides that MacDermid will acquire PTI and all of the outstanding PTI capital securities consisting of common stock, preferred stock and a common stock warrant in exchange for shares of MacDermid common stock and warrants to purchase shares of MacDermid common stock. If the merger is completed, each holder of those PTI securities will receive at a minimum a portion of 6,873,000 shares of MacDermid common stock.

    The 6,873,000 shares of MacDermid common stock delivered upon the completion of the merger will be allocated first to the holders of PTI preferred stock to satisfy the liquidation preference of that stock. Each share of PTI preferred stock will be exchanged for a number of MacDermid shares having an aggregate value equal to the liquidation preference of that PTI share ($1,000) plus dividends owed on that share. For purposes of that allocation, the MacDermid stock will be valued at the "Current Market Price" which is defined in the merger agreement to mean the average of the daily closing price for MacDermid stock on the NYSE for the 30 consecutive trading days preceding the completion of the merger, ignoring the highest and lowest closing prices during that period. After the PTI preferred stock liquidation preference is satisfied, the balance of the 6,873,000 MacDermid shares will be allocated among the holders of PTI common stock in proportion to their ownership of PTI common stock. For the purposes of that allocation, the PTI warrant held by Citicorp Mezzanine Partners, which has an exercise price of $.01 per share, will be treated as if it had been exercised in full. MacDermid will issue a substitute common stock warrant to Citicorp Mezzanine Partners on equivalent terms. The accompanying pro forma financial statements, however, treat the PTI warrant as if exercised in full for purposes of presenting diluted earnings per share and unexercised for purposes of presenting basic earnings per share and shares outstanding as of the end of each period presented. THE ALLOCATION OF SHARES AMONG THE HOLDERS OF PTI PREFERRED STOCK, ON THE ONE HAND, AND THE HOLDERS OF PTI COMMON STOCK AND THE PTI WARRANT, ON THE OTHER HAND, WILL NOT HAVE ANY EFFECT ON MACDERMID'S PRO FORMA DILUTED PER SHARE FINANCIAL DATA.

    The holders of PTI common stock and the PTI warrant will also receive in the merger an ownership interest in an escrow fund that will be established as of the completion of the merger. The escrow fund will be used to satisfy any indemnification claim MacDermid is entitled to bring under the merger agreement. Upon completion of the merger, the escrow fund will consist of shares of MacDermid common stock and a MacDermid warrant for Citicorp Mezzanine Partners. If that warrant were exercised in full immediately after the merger, a total of 127,000 shares of MacDermid common stock would comprise the escrow fund at that time. If MacDermid is entitled to indemnification, MacDermid's sole source of recourse will be to the assets contained in the escrow. MacDermid's claims against the escrow will be payable first in MacDermid shares and second in other assets, if any, held in escrow. In no event will the former holders of PTI common stock or the PTI warrant be liable for damages in excess of the value of the escrowed shares. The value of the escrowed shares will be the "Current Market Price" of MacDermid stock at the time the merger is completed. Claims against the escrow must be asserted within 12 months after the merger is completed. MacDermid will be entitled to indemnification only if its damages exceed $2 million and then only to the extent of the excess. The escrow will terminate and the remaining escrow assets, if any, will be distributed to the former holders of PTI common stock and Citicorp Mezzanine Partners upon the later of (a) 12 months after the completion of the merger or (b) the resolution of all MacDermid indemnification claims.

                            MACDERMID, INCORPORATED
                                   PTI, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              AS OF JUNE 30, 1999


                                                       HISTORICAL
                                                  --------------------     PRO FORMA      PRO FORMA
                                                  MACDERMID     PTI      ADJUSTMENTS(E)   COMBINED
                                                  ---------   --------   --------------   ---------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
  Current assets:
    Cash and cash equivalents...................  $  9,153    $  2,148      $    --       $ 11,301
    Available for sale securities...............     1,122          --           --          1,122
    Accounts and notes Receivable (net of
      allowance for doubtful receivables of
      $5,996, $3,690 and $9,686)................   121,672      54,046           --        175,718
Inventories.....................................    59,628      56,935           --        116,563
Prepaid expenses and other current assets.......     4,645       6,724           --         11,369
Deferred income tax.............................     6,038       2,613           --          8,651
                                                  --------    --------      -------       --------
Total current assets............................   202,258     122,466           --        324,724
Property, plant and equipment (net of
  accumulated depreciation and amortization of
  $51,576, $45,965 and $97,541).................    62,229      90,126           --        152,355
Goodwill (net of accumulated amortization of
  $16,646, $1,577 and $18,223)..................   179,038      16,906           --        195,944
Patents, trademarks and other intangibles, net
  of accumulated amortization of $7,041, $15,535
  and $22,576...................................    52,648       6,796           --         59,444
Other assets, net...............................    33,819       9,033           --         42,852
                                                  --------    --------      -------       --------
Total assets....................................  $529,992    $245,327      $    --       $775,319
                                                  ========    ========      =======       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes payable and current installments of
  long-term obligations.........................  $ 28,724    $ 11,834      $    --       $ 40,558
Accounts and dividends payable..................    48,606      21,053           --         69,659
Accrued expenses................................    40,545      17,306           --         57,851
Income taxes....................................    15,439       9,689           --         25,128
                                                  --------    --------      -------       --------
Total current liabilities.......................   133,314      59,882           --        193,196
Long-term obligations...........................   236,599     148,825           --        385,424
Accrued postretirement and postemployment
  benefits......................................     4,453       2,493           --          6,946
Deferred income taxes...........................       614      10,111           --         10,725
Minority interest in subsidiaries...............       101          --           --            101
Preferred stock.................................        --       9,751       (9,751)            --
Shareholders' equity
Common stock stated $1 per share................    39,413           9        5,889         45,311
Additional paid-in capital......................     5,483         879        3,862         10,224
Retained earnings...............................   167,811      20,137           --        187,948
Accumulated other comprehensive income
  Cumulative foreign currency translation.......       393      (6,760)          --         (6,367)
Available for sale securities holding loss......       (78)         --           --            (78)
Less cost of 14,267,816 common shares in
  treasury......................................   (58,111)         --           --        (58,111)
                                                  --------    --------      -------       --------
Total shareholders' equity......................   154,911      14,265        9,751        178,927
                                                  --------    --------      -------       --------
Total liabilities and shareholders' equity......  $529,992    $245,327      $    --       $775,319
                                                  ========    ========      =======       ========


 See accompanying notes to unaudited pro forma condensed financial information.

                            MACDERMID, INCORPORATED
                                   PTI, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                    FOR THE THREE MONTHS ENDED JUNE 30, 1999


                                              HISTORICAL                                  AGGREGATE
                                      ---------------------------        PRO FORMA        PRO FORMA
                                      MACDERMID           PTI           ADJUSTMENTS        COMBINED
                                      ----------       ----------       -----------       ----------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...........................  $  119,067       $   63,091              (92)(D)    $  182,066
Cost of sales, ST&A expenses and
  amortization......................      98,911           52,889              (92)(D)       151,708
Interest expense....................       5,497            3,664               --             9,161
Other (income) expenses (net).......        (606)            (340)              --              (946)
                                      ----------       ----------        ---------        ----------
Earnings before income taxes........      15,265            6,878               --            22,143
Income taxes........................       5,266            2,617                              7,883
                                      ----------       ----------        ---------        ----------
Net earnings before extraordinary
  item..............................       9,999            4,261               --            14,260
Preferred dividends.................          --             (373)             373(E)             --
                                      ----------       ----------        ---------        ----------
Net earnings -- available for common
  shareholders......................       9,999            3,888              373            14,260
                                      ==========       ==========        =========        ==========
Average common shares outstanding:
  Basic.............................  25,145,343          855,000        5,897,765(F)     31,043,108
  Diluted...........................  25,430,215        1,005,000        6,873,000(F)     32,303,215
Net Earnings per common share:
  Basic.............................        0.40             4.55                               0.46
  Diluted...........................        0.39             3.87                               0.44

Cash dividends per common share.....        0.02               --                              .0162


 See accompanying notes to unaudited pro forma condensed financial information.

                            MACDERMID, INCORPORATED
                                 W. CANNING PLC
                                   PTI, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                FOR THE YEAR ENDED MARCH 31, 1999 FOR MACDERMID
         (INCLUDES 4 MONTHS CANNING SINCE ACQUISITION IN DECEMBER 1998)

            FOR THE EIGHT MONTHS ENDED NOVEMBER 30, 1998 FOR CANNING
                  FOR THE YEAR ENDED DECEMBER 31, 1998 FOR PTI


                             HISTORICAL                                                                  AGGREGATE
                       -----------------------   PRO FORMA                  HISTORICAL   PRO FORMA       PRO FORMA
                       MACDERMID    CANNING(5)   ADJUSTMENT      SUBTOTAL      PTI       ADJUSTMENT       COMBINED
                       ----------   ----------   ----------      --------   ----------   ----------      ----------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales............  $  382,648     $92,332          --        $474,980   $ 227,956         (429)(D)   $  702,507
Cost of sales, ST&A
  expenses and
  amortization.......     318,697      82,868       2,706 (A)     404,271     185,489         (429)(D)      589,331
Interest expense.....      13,721          43       6,500 (B)      20,264      14,139           --           34,403
Other expenses
  (net)..............      (3,833)       (404)         --          (4,237)     (1,076)          --           (5,313)
                       ----------     -------     -------        --------   ---------    ---------       ----------
Earnings before
  income taxes.......      54,063       9,825      (9,206)         54,682      29,404           --           84,086
Income taxes.........      17,780       3,077      (2,867)(C)      17,990      10,061           --           28,051
                       ----------     -------     -------        --------   ---------    ---------       ----------
Net earnings.........      36,283       6,748      (6,339)         36,692      19,343           --           56,035
Preferred
  dividends..........          --          --          --                       1,431       (1,431)(E)           --
                       ----------     -------     -------        --------   ---------    ---------       ----------
Net earnings --
  available for
  common
  shareholders.......      36,283       6,748      (6,339)         36,692      17,912        1,431           56,035
                       ==========     =======     =======        ========   =========    =========       ==========
Average common shares
  outstanding:
  Basic..............  25,136,712                                             855,000    5,897,765(F)    31,034,477
  Diluted............  25,427,288                                           1,005,000    6,873,000(F)    32,300,288
Net earnings per
  common share:
  Basic..............        1.44                                               20.95                          1.81
  Diluted............        1.43                                               17.82                          1.73

Cash dividends per
  common share.......         .08                                                  --                         .0648


 See accompanying notes to unaudited pro forma condensed financial information.

                            MACDERMID, INCORPORATED
                                 W. CANNING PLC
                                   PTI, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                FOR THE YEAR ENDED MARCH 31, 1998 FOR MACDERMID
                  FOR THE YEAR ENDED DECEMBER 31, 1997 FOR PTI


                                                     HISTORICAL                           AGGREGATE
                                               ----------------------    PRO FORMA        PRO FORMA
                                               MACDERMID       PTI      ADJUSTMENTS        COMBINED
                                               ----------   ---------   -----------       ----------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales....................................  $  314,058   $ 214,509         (503)(D)    $  528,064
Cost of sales, ST&A expenses and
  amortization...............................     258,453     187,829         (503)(D)       445,779
Interest expense.............................       7,758      15,134           --            22,892
Other (income) expenses (net)................        (259)        343           --                84
                                               ----------   ---------    ---------        ----------
Earnings before income taxes.................      48,106      11,203           --            59,309
Income taxes.................................      17,309      10,611           --            27,920
                                               ----------   ---------    ---------        ----------
Net earnings before extraordinary item.......      30,797         592           --            31,389
Preferred dividends..........................        (309)     (1,372)       1,372 (E)          (309)
                                               ----------   ---------    ---------        ----------
Net earnings--available for common
  shareholders...............................      30,488        (780)       1,372            31,080
                                               ==========   =========    =========        ==========
Average common shares outstanding:
  Basic......................................  24,976,931     851,250    5,897,765(F)     30,874,696
  Diluted....................................  25,483,844   1,001,250    6,873,000(F)     32,356,844
Net Earnings per common share:
  Basic......................................        1.22        (.92)                          1.01
  Diluted....................................        1.20        (.92)                          0.96

Cash dividends per common share..............        0.07          --                          .0566


 See accompanying notes to unaudited pro forma condensed financial information.

                            MACDERMID, INCORPORATED
                                   PTI, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                FOR THE YEAR ENDED MARCH 31, 1997 FOR MACDERMID
                  FOR THE YEAR ENDED DECEMBER 31, 1996 FOR PTI


                                                  HISTORICAL                           AGGREGATE
                                           ------------------------     PRO FORMA      PRO FORMA
                                            MACDERMID       PTI        ADJUSTMENTS     COMBINED
                                           -----------   ----------   -------------   -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales................................  $   293,720   $  146,577              --   $   440,297
Cost of sales, ST&A expenses and
  amortization...........................      247,009      128,060              --       375,069
Interest expense.........................        7,277       11,425              --        18,702
Other expenses (net).....................          717       (1,108)             --          (391)
                                           -----------   ----------   -------------   -----------
Earnings before income taxes.............       38,717        8,200              --        46,917
Income taxes.............................       14,871        3,448              --        18,319
                                           -----------   ----------   -------------   -----------
Net earnings.............................       23,846        4,752              --        28,598
Preferred dividends......................       (1,836)      (1,450)          1,450(E)      (1,836)
                                           -----------   ----------   -------------   -----------
Net earnings -- available for common
  shareholders...........................       22,010        3,302           1,450        26,762
                                           ===========   ==========   =============   ===========
Average common shares outstanding:
Basic....................................   24,735,191      850,000       5,897,765(F)  30,632,956
Diluted..................................   25,912,677    1,000,000       6,873,000(F)  32,785,677
Net Earnings per common share:
Basic....................................          .89         3.88                          0.87
Diluted..................................          .85         3.30                          0.82
Cash dividends per common share..........        .0667           --                         .0539


 See accompanying notes to unaudited pro forma condensed financial information.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

(1) The Canning acquisition has been accounted for in accordance with the purchase method of accounting for business combinations. Under the purchase method of accounting, the purchase cost is allocated to acquired assets and liabilities based on their relative fair values as of the closing date with the excess of the purchase cost over fair value allocated to goodwill. The actual results of Canning's business has been consolidated with MacDermid's operations since the date of acquisition (December 2, 1998).

(2) The PTI merger will be accounted for using the pooling of interests method of accounting for business combinations. Under generally accepted accounting principles, the assets and liabilities of PTI will be combined with those of MacDermid at book value. In addition, PTI's statements of earnings will be combined with MacDermid's statements of earnings as of the earliest period presented.

(3) In the ordinary course of business, MacDermid has not sold products to or purchased products from Canning or PTI. Amounts that have been eliminated from the pro forma combined condensed financial information are a result of a temporary toll manufacturing agreement between PTI and MacDermid.

(4) Canning is organized under the laws of the United Kingdom. For purposes of combining Canning's historical Condensed Consolidated Financial Statements with those of MacDermid, the foreign currency rate of exchange of Pounds
    1.6713 : $1.00 was applied to effect the pro formas.

(5) The accounts of Canning have historically been kept on the basis of UK GAAP. The reconciliation of UK GAAP to US GAAP is as follows:

                                                 CANNING
                                                    UK       US GAAP      CANNING
                                                   GAAP     ADJUSTMENT   HISTORICAL
                                                 --------   ----------   ----------
Net sales......................................  $92,332                   $92,332
Cost of sales, ST&A expenses and
  amortization.................................   83,233         (20)(a)    82,868
Interest expense...............................       43        (345)(b)        43

Other expenses (net)...........................     (404)                     (404)
                                                 -------     -------       -------
Earnings before income taxes...................    9,460         365         9,825
Income taxes...................................    3,077                     3,077
                                                 -------     -------       -------
Net earnings...................................    6,383         365         6,748
                                                 =======     =======       =======

                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN THOUSANDS)
(a) Depreciation Expense....................................       $(20)

    To reverse the periodic revaluation of certain property allowed for UK GAAP and to reflect the historical cost depreciation of fixed assets under US GAAP.

                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN THOUSANDS)
(b) Pension Expense.........................................      $(345)

    To adjust Canning pension expense to U.S. GAAP.

(6) MacDermid operates on a March 31 fiscal year. Canning had historically operated on a December 31 fiscal year. The unaudited pro forma combined condensed statements of earnings for the year ended March 31, 1999 assume MacDermid completed the Canning acquisition as of April 1, 1998 and the merger as of April 1, 1996. The pro forma adjustments to the historical financial statements for the Canning acquisition (Notes(A) through (C)) and for the merger (Notes (D) through (F)) are as follows:

                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN THOUSANDS)
(A) Amortization Expense....................................      $2,706

    To record the amortization of goodwill allocated from the purchase price over 40 years.

                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN THOUSANDS)
(B) Interest Expense........................................      $6,500

    To record additional interest expense at the present interest rate of 6.59% for the term loan borrowings. The long-term debt repayment schedule under the credit facility was applied as if the borrowings began on April 1, 1998.

                                                                YEAR ENDED
                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN THOUSANDS)
(C) Income Tax Provision....................................     $(2,867)

    To provide for Federal and state income taxes on the above adjustments and adjust at MacDermid's prevailing effective tax rate arising from the combination of the operating results in each of the periods.

                                                                       YEAR ENDED
                                                                        MARCH 31,
                                              THREE MONTHS ENDED   -------------------
                                                JUNE 30, 1999        1999       1998
                                              ------------------   --------   --------
                                                           (IN THOUSANDS)
(D) Sales...................................         $ 92           $ 429      $ 503
   Cost of Sales............................          (92)           (429)      (503)

    To eliminate activity related to the toll manufacturing agreement between MacDermid and PTI.

    (E) To eliminate effect of dividends on PTI preferred stock and to reclassify as common stock the shares of PTI preferred stock redeemed to effect the merger.

    (F) To adjust the historical average common shares outstanding for 5,897,765 shares of MacDermid capital stock (6,873,000 shares for diluted) which will be issued to effect the merger. Net earnings per common share is calculated based on the resulting pro forma total amount for all columns presented. A total of 254,000 additional shares of MacDermid common stock may be issued to PTI security holders if all of the 127,000 escrow shares are released to PTI security holders and if MacDermid is liable to indemnify PTI security holders to the maximum extent provided in the merger agreement by issuing an additional 127,000 shares of MacDermid common stock. If only 127,000 additional shares are issued, those shares would represent 0.4% of the diluted shares presented. If all 254,000 additional shares are issued those shares would represent 0.8% of the diluted shares presented. The effect to EPS, in either instance, is immaterial as the same EPS figure as presented would result from the calculation using these additional shares.

                    TRADING PRICE OF MACDERMID COMMON STOCK

    Shares of MacDermid common stock are currently traded on the NYSE under the Symbol "MRD". As of November 1, 1999, there were approximately 1,420 MacDermid shareholders. PTI common stock has never been listed on any exchange or traded on the Nasdaq Market System or the OTC Market. There are 40 holders of record of PTI Class A and Class B common stock. PTI has never paid a dividend on its common stock.


    The following table provides the last reported sales prices per share of MacDermid common stock traded on the NYSE on February 18, 1999, the last trading day before announcement of the merger agreement, and on November 11, 1999, the latest practicable date before the printing of this joint proxy statement -- prospectus:



February 18, 1999...........................................   $38.88
November 11, 1999...........................................   $39.06


    The following table provides the high and low sales prices for MacDermid common stock as quoted by NYSE and dividends declared for the periods indicated, as adjusted for a three-for-one stock split on February 6, 1998.


                                                                                    DIVIDEND
YEAR                                                            LOW        HIGH     DECLARED
----                                                          --------   --------   --------
Fiscal year ended March 31, 1998:
  First quarter.............................................   $11.58     $14.83     $0.017
  Second quarter............................................    15.33      34.00      0.017
  Third quarter.............................................    20.67      29.21      0.017
  Fourth quarter............................................    23.33      37.00       0.02
Fiscal year ended March 31, 1999:
  First quarter.............................................   $28.25     $42.38     $ 0.02
  Second quarter............................................    23.38      40.50       0.02
  Third quarter.............................................    29.88      39.13       0.02
  Fourth quarter............................................    32.75      41.94       0.02
Fiscal year ending March 31, 2000:
  First quarter.............................................   $32.25     $46.06     $ 0.02
  Second quarter............................................    30.19      46.25       0.02
  Third quarter (through November 11, 1999).................    30.88      39.06


    Shareholders are advised to obtain current market quotations of MacDermid common stock. We cannot predict what the market price of MacDermid common stock will be at or after the completion of the merger. The market price of MacDermid common stock will fluctuate between the date of this proxy statement -- prospectus, the date of the MacDermid and PTI special meetings and the date in which the merger is completed and afterwards. MacDermid common stock traded at the following highs and lows during the past several months, as reported by the NYSE.


                                                                                            NOVEMBER
                                       JULY      AUGUST    SEPTEMBER   OCTOBER    (THROUGH NOVEMBER 11, 1999)
                                     --------   --------   ---------   --------   ----------------------------
High...............................   $46.25     $38.00     $34.44      $34.81               $39.06
Low................................   $35.63     $33.13     $30.19      $30.88               $33.56

                       BENEFICIAL OWNERSHIP OF MACDERMID

    The following table shows information as of November 1, 1999 (except as otherwise noted), with respect to ownership of common stock by (a) any person known to MacDermid to be a beneficial owner of more than 5% of its common stock,
(b) MacDermid's directors, (c) MacDermid's CEO and four other most highly compensated executive officers, and (d) all MacDermid directors and executive officers as a group. Unless otherwise noted, each person has sole voting and disposition power with respect to that person's shares. The total of shares of common stock beneficially owned by the officers includes the right to acquire ownership through exercise of stock options that are exercisable within 60 days.

    The pro forma presentation assumes only 6,873,000 shares of MacDermid common stock are issued in the merger, with none of the 127,000 escrowed shares being released to former holders of PTI common stock and the PTI warrant. The pro forma percentages also assume the full exercise of the MacDermid warrant issued to Citicorp Mezzanine Partners upon completion of the merger. The MacDermid warrant will have a nominal exercise price per share. See "Merger Transaction."

                                                                           PERCENT OF CLASS
                                                                       -------------------------
                                                        COMMON STOCK      AS OF       PRO FORMA
                                                        BENEFICIALLY   NOVEMBER 1,       FOR
                                                           OWNED           1999       THE MERGER
                                                        ------------   ------------   ----------
PRINCIPAL SHAREHOLDERS
MacDermid, Incorporated Employees Profit Sharing and
  Employee Stock Ownership Plan and MacDermid,
  Incorporated Employees' Pension Plan................   3,549,302        14.1%         11.1%
245 Freight Street
Waterbury, CT 06702(1)

Daniel H. Leever......................................   2,578,541         9.9%          7.8%
133 Railtree Hill Road
Woodbury, CT 06798(2)

BankBoston Corporation................................   2,112,426         8.4%          6.6%
100 Federal Street
Boston, Massachusetts 02110(3)

Thomas W. Smith and Prescott Investors................   1,655,980         6.6%          5.2%
323 Railroad Avenue
Greenwich, Connecticut 06830(4)

Harold Leever.........................................   1,687,836         6.7%          5.3%
366 Guilds Hollow Road
Bethlehem, Connecticut(5)

Vanguard/PRIMECAP Fund, Inc...........................   1,701,000         6.8%          5.3%
P.O. Box 2600
Valley Forge, PA 19482(6)

FMR Corp..............................................   1,608,700         6.4%          5.0%
82 Devonshire Street
Boston, MA 02109-3614(7)

Thomas M. Leever......................................   1,329,325         5.3%          4.2%
R.R. Box 230
Perkinsville, VT 05151(8)

                                                                           PERCENT OF CLASS
                                                                       -------------------------
                                                        COMMON STOCK      AS OF       PRO FORMA
                                                        BENEFICIALLY   NOVEMBER 1,       FOR
                                                           OWNED           1999       THE MERGER
                                                        ------------   ------------   ----------
DIRECTORS

R. Nelson Griebel(9)..................................     122,060            *             *
Daniel H. Leever(2)...................................   2,578,541         9.9%          7.8%
Harold Leever(5)......................................   1,687,836         6.7%          5.3%
Donald G. Ogilvie.....................................       8,767            *             *
James C. Smith........................................      11,395            *             *
Thomas W. Smith(4)....................................   1,655,980         6.6%          5.2%

NAMED EXECUTIVE OFFICERS

Daniel H. Leever, Chairman and Chief Executive
  Officer(2)..........................................   2,578,541         9.9%          7.8%
R. Nelson Griebel, President and Chief Operating
  Officer(9)..........................................     122,060            *             *
Stephen Largan, Vice President Finance(10)............      41,430            *             *
Gregory M. Bolingbroke, Controller(11)................      38,598            *             *
John L. Cordani, Corporate Secretary and General
  Counsel(12).........................................      35,018            *             *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (9
  PERSONS). (2), (4), (5), (9)-(12)...................   6,179,625        24.6%         19.3%

--------------------

*   Less than 1% of shares outstanding

(1) 3,156,047 shares in the MacDermid Profit Sharing and Employee Stock Ownership Plan (the "Defined Contribution Plan") are beneficially owned by the Trustee of the Defined Contribution Plan, Prudential Securities, Inc., City Place II, 185 Asylum Street, Hartford, CT, and 393,255 shares in the MacDermid, Incorporated Employee Pension Plan (the "Pension Plan") are beneficially owned by the Trustee of the Pension Plan, Investors Bank & Trust Company, 24 Federal Street, Boston, MA 02110. Under the terms of the Defined Contribution Plan, participants have the right to vote the shares credited to their accounts; however, the Trustee may, in its discretion, vote any shares, including unallocated shares, not voted by the participants. The trustee of the Pension Plan may vote all the shares beneficially owned thereunder.

(2) Includes 90,813 shares held by the Defined Contribution Plan (as of March 31, 1999), 90,000 shares which are subject to restrictions on transfer until June 14, 2000 and 67,000 shares which are subject to restrictions on transfer until April 19, 2002, under the terms of the MacDermid Special Stock Purchase Plan and 462,065 shares which may be acquired upon exercise of options granted under the Special Stock Purchase Plan. Includes an option to purchase 500,000 shares of MacDermid common stock that was granted to Mr. Leever on July 6, 1998 in accordance with the terms of the MacDermid, Incorporated Stock Option Plan, dated July 6, 1998. Also includes 29,583, 40,488 and 10,202 shares which are subject to restrictions on transfer until May 14, 2000, May 14, 2001 and May 14, 2002, respectively, under the terms of the MacDermid 1995 Equity Incentive Plan. Includes 74,703 shares held in trust by Mr. Leever for his sons and 3,390 shares owned by his spouse, as to all of which Mr. Leever disclaims beneficial interest. Also includes 1,114,401 shares held by trusts established by Mr. Harold Leever, of which Mr. Daniel Leever is co-trustee.

(3) The information for BankBoston Corporation N.A. is derived from its Schedule 13G dated February 14, 1997. Through its subsidiary, BankBoston, N.A., BankBoston has sole voting power with respect to 826,290 shares, shared voting power with respect to 1,286,136 shares and sole dispositive power with respect to 1,488,417. Amounts have been revised to reflect for the three-for-one split which occurred on February 6, 1998.

(4) Includes 1,574,108 shares held by partnerships of which Mr. Smith is a general partner and 30,000 shares held by Prescott Investors' Employee Profit Sharing Plan, as to all of which Mr. Smith shares voting and investment power and 51,872 shares held by Mr. Smith personally. A portion of the information for Prescott Investors is taken from its amended Schedule 13G dated February 12, 1999.

(5) Includes 265,089 shares owned by his wife, Ruth Ann Leever, as to all of which shares Mr. Leever disclaims any beneficial interest, and 44,286 shares held by the Defined Contribution Plan as of March 31, 1999. BankBoston, N.A., Mr. Daniel Leever and Mr. Thomas Leever, as co-trustees of various trusts, may have or succeed to the rights to vote 1,114,401 shares. A portion of the information for Mr. Leever was obtained from his amended
    Schedule 13G dated January 12, 1998. MacDermid has entered into an agreement with Mr. Leever that up to the greater of $522,988 or the then face amount of a life insurance policy held by MacDermid on Mr. Leever's life will be used to purchase a portion of his MacDermid shares upon his death. The total purchases to be made are not to exceed the total of the state and Federal estate taxes and funeral and administration expenses of Mr. Leever's estate. The price per share of this purchase is to be the market price at the time of death.

(6) The information for Vanguard PRIMECAP Fund, Inc. is taken solely from its
    Schedule 13G dated February 10, 1999.

(7) The information for FMR Corp. is taken solely from its Schedule 13G dated February 10, 1999. Fidelity Management & Research Company, a wholly owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 1,298,400 shares or approximately 5.2% of MacDermid common stock. FMR, through control of Fidelity, has sole power to dispose of those 1,298,400 shares of MacDermid common stock. Neither FMR nor Edward C. Johnson 3rd, the Chairman of FMR, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Fidelity Management Trust Company, a wholly owned subsidiary of FMR and a bank as defined under the Securities Exchange Act of 1934 is the beneficial owner of 308,400 shares of MacDermid common stock or approximately 1.3% of the MacDermid common stock outstanding as a result of its serving as investment manager of the institutional account(s). Each of Mr. Johnson and FMR, through control of Fidelity Management Trust, has sole dispositive power over those 308,400 shares and sole power to vote or to direct the voting of 302,100 shares and no power to vote or to direct the voting of 6,300 shares of MacDermid common stock owned by institutional account(s). The Johnson family, through their ownership of voting stock and a stockholders agreement, are a control group with respect to FMR. Fidelity International Limited is the beneficial owner of 1,900 shares of MacDermid common stock or less than 1.0% of the MacDermid common stock outstanding. Fidelity International has sole power to vote and the sole power to dispose of 1,900 shares of MacDermid common stock. A partnership controlled by Mr. Johnson and members of his family control 39.89% of the total votes which may be cast by all holders of Fidelity International voting stock. FMR and Fidelity International are of the view that they are not acting as a "group" for the purposes of Section 13(d) under the Securities Exchange Act.

(8) Includes 1,114,401 shares held by trusts established by Mr. Harold Leever, of which Mr. Thomas Leever is co-trustee.

(9) Includes 60 shares held in the Defined Contribution Plan (as of March 31,
    1999), as well as 15,000 shares which are subject to restrictions under the terms of the MacDermid, Incorporated 1995 Equity Incentive Plan. Includes an option to purchase 100,000 shares of MacDermid common stock that was granted to Mr. Griebel on February 1, 1999 in accordance with the terms of the MacDermid, Incorporated Stock Option Plan, dated July 6, 1998.

(10) Includes 230 shares held in the Defined Contribution Plan (as of March 31,
    1999). Includes an option to purchase 40,000 shares of MacDermid common stock that was granted to Mr. Largan on February 1, 1999 in accordance with the terms of the MacDermid, Incorporated Stock Option Plan, dated July 6, 1998.

(11) Includes 9,950 shares held in the Defined Contribution Plan (as of March 31, 1999), as well as 7,868 shares which are subject to restrictions under the terms of the MacDermid, Incorporated 1995 Equity Incentive Plan. Includes options to purchase 17,200 shares of MacDermid common stock that was granted to Mr. Bolingbroke on February 1, 1999 and May 15, 1999 in accordance with the terms of the MacDermid, Incorporated Stock Option Plan, dated July 6, 1998.

(12) Includes 9,281 shares held in the Defined Contribution Plan (as of March 31, 1999), as well as 5,029 shares which are subject to restrictions under the terms of the MacDermid, Incorporated 1995 Equity Incentive Plan. Includes options to purchase 17,200 shares of MacDermid common stock that was granted to Mr. Cordani on February 1, 1999 and May 15, 1999 in accordance with the terms of the MacDermid, Incorporated Stock Option Plan, dated July 6, 1998.

                     DESCRIPTION OF MACDERMID CAPITAL STOCK

    MacDermid has authorized 75,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value per share. As of November 1, 1999, 25,157,299 shares of MacDermid common stock were issued and outstanding and no shares of MacDermid preferred stock were issued and outstanding.

    The MacDermid Board of Directors has the authority, without further action by MacDermid shareholders, to determine the principal rights, preferences and privileges of the unissued MacDermid preferred stock.

    Subject to the preferential rights of any series of MacDermid preferred stock that may be outstanding, all shares of MacDermid common stock participate equally in any dividends declared by the Board of Directors and in the net assets of MacDermid on liquidation. Holders of shares of MacDermid common stock are entitled to one vote for each share held of record and have no conversion, exchange, preemptive or cumulative voting rights. All outstanding shares of MacDermid common stock are fully paid and nonassessable.

    In connection with the merger, MacDermid will issue MacDermid warrants to Citicorp Mezzanine Partners with an exercise price of approximately $.01 per share. The common stock warrants will expire December 29, 2004. The exercise price and the number of shares obtainable under the warrant agreement will be subject to adjustment in the event MacDermid sells, or is deemed to have sold, additional shares of MacDermid common stock in the future, other than in connection with a permitted issuance, as defined in the warrant instrument.

    The transfer agent and registrar for the MacDermid common stock is Harris Trust Company of New York.

    See "Merger Transaction" for further description of securities issued in connection with the merger.

                COMPARISON OF THE RIGHTS OF HOLDERS OF MACDERMID
                     COMMON STOCK AND HOLDERS OF PTI STOCK

INTRODUCTION

    MacDermid is a business corporation incorporated under the laws of the State of Connecticut in accordance with the provisions of the Connecticut Business Corporation Act. PTI is a business corporation organized under Delaware General Corporation Law. Upon completion of the merger, those PTI shareholders receiving MacDermid common stock will become shareholders of an issuer (MacDermid) organized under Connecticut law.

    Differences between Connecticut law and Delaware law, and between the charters and bylaws of PTI and MacDermid, will result in several changes in the rights of the PTI shareholders if the merger is completed. The following summary describes all the material differences between the rights of shareholders under Connecticut law and MacDermid's charter and bylaws as compared with the rights of the shareholders of PTI under Delaware law and PTI's charter and bylaws. The summary is qualified in its entirety by reference to Delaware law and Connecticut law and the governing corporate instruments of MacDermid and PTI, to which PTI and MacDermid shareholders are referred. Copies of the charter and bylaws of PTI and MacDermid may be obtained from PTI and MacDermid upon request.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

    Under Connecticut law, unless otherwise provided in the charter, vacancies on the board of directors may be filled by approval of the shareholders or the Board. The MacDermid charter contains no provision to the contrary. In addition, if the directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of the directors remaining in office.

    Under Delaware law, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office. PTI's bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority vote of the holders of the outstanding stock entitled to vote. In addition, the bylaws provide that in the event any of the PTI shareholders have entered into an agreement which provides for the manner in which directors are elected, a director so elected may be removed from the Board only in accordance with that agreement.

    PTI has entered into a stockholders agreement with Citicorp Venture Capital, Citicorp Mezzanine Partners, the executives and directors of PTI who hold shares of PTI stock and other individual shareholders which provides that they will vote their shares so as to maintain the structure of the PTI Board as of December 29, 1994. The shares must be voted so that:

    - the authorized number of directors remains at seven;

    - two members of the Board are Citicorp Venture Capital delegates;

    - one member is a Citicorp Mezzanine Partners delegate;

    - one member is PTI's president; and

    - three members are designated by the holders of a majority of the shares of PTI Class A voting common stock.

    The merger agreement provides that the stockholders agreement will be terminated prior to the merger.

SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

    Under Connecticut law, a special meeting of shareholders may be called by the Board, the persons authorized to do so by the charter or the bylaws or the holders of shares entitled to cast not less than 10% of the votes at the meeting. MacDermid's bylaws permit its president to call a special meeting.

    Under Delaware law, a special meeting may be called by the Board or any other persons as may be authorized by the charter or bylaws. The PTI bylaws provide that a special meeting may also be called by two or more members of the Board, the president, or the holders of shares entitled to cast a majority of the votes at the special meeting or the holders of 50% or more of the outstanding shares of any series or class of PTI's capital stock entitled to vote.

    Under Connecticut law, any action which may be taken at a meeting of shareholders may also be taken by unanimous written consent or, if the charter so provides, the written consent of the holders of at least the same proportion of outstanding shares as would be necessary to take that action at a meeting at which all shares entitled to vote were present and voted, except that the election of directors by written consent requires the unanimous consent of all shares entitled to vote. MacDermid's charter provides that any action may be taken with the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting, if the minimum number of votes also constitutes a majority of the shares.

    Under Delaware law, unless otherwise provided in the charter, any action which is required to be taken or may be taken at a meeting of shareholders, including the election of directors, may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting. PTI's charter contains no provision to the contrary.

AMENDMENT OF BYLAWS

    Under Connecticut law, the bylaws may be amended or repealed by the Board, unless the charter reserves the power exclusively to shareholders, or the shareholders in amending a bylaw provide expressly that the Board may not amend or repeal that bylaw. Neither MacDermid's charter nor bylaws reserves these powers for the shareholders.

    Under Delaware law, the power to adopt, amend or repeal bylaws is vested in the shareholders unless the charter confers the power to adopt, amend or repeal bylaws upon the Board as well. PTI's charter and bylaws confer these powers on the Board.

DISSENTERS' RIGHTS

    Under Connecticut law, a shareholder is entitled to dissent from, and obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

    - completion of a plan of merger to which the corporation is a party if shareholder approval is required for the merger under Connecticut law or the certificate of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent;

    - completion of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    - completion of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange;

    - amendment to the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
      (a) alters or abolishes a preferential right of the shares, (b) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares, (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities, (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights, or (e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or

    - any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the Board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares (as of the date of this proxy statement -- prospectus, neither MacDermid's charter nor bylaws contained any provisions of this nature).

    Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of a corporation in a merger or consolidation, except that no appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve those transactions, were either:

    - listed on a national securities exchange; or

    - held of record by more than 2,000 shareholders.

    Furthermore, no appraisal rights are available to shareholders of the surviving corporation or, in limited circumstances, to shareholders of the non-surviving corporation if the merger is between a parent and its subsidiary if the merger did not require shareholder approval. Notwithstanding the foregoing, appraisal rights are available, for any class or series if the holders thereof receive in the merger or consolidation anything except:

    - shares of stock of the corporation surviving or resulting from a merger or consolidation;

    - shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange or held of record by more than 2,000 shareholders;

    - cash in lieu of fractional shares; or

    - any combination of the foregoing.

BUSINESS COMBINATIONS AND REORGANIZATIONS

    Under Connecticut law, a corporation may not engage in any business combination, as defined under Connecticut law, with any interested shareholder (defined below) for a period of five years following that interested shareholder's stock acquisition date unless the business combination or the purchase of stock made by the interested shareholder or the interested shareholder's stock acquisition date is approved by the Board and by a majority of the nonemployee directors of which there must be at least two, prior to that interested shareholder's stock acquisition date. An interested shareholder is defined as a person beneficially owning 10% or more of the voting power of the outstanding shares of voting stock, or an affiliate who, within a two-year period immediately prior to the date in question, owned 10% or more of the voting power of the outstanding shares of voting stock.

    MacDermid's charter requires, for the approval of any merger or consolidation or other business reorganization or combination of MacDermid with or into a person who is a significant stockholder (as defined below), an affirmative vote of at least 80% of the number of votes at the time entitled to be cast by shareholders of MacDermid generally in the election of directors, including at least 66 2/3% of the number of votes at the time so entitled to be cast by shareholders of MacDermid other than by a significant stockholder to or with whom the business transaction is proposed to be effected. The voting requirements set forth above do not apply to any business transaction with a significant stockholder if that transaction is approved by a majority of the Board of Directors, but only if a majority of the members of the Board of Directors acting on the matter were directors prior to the date on which that person became a significant stockholder. A "significant stockholder" means any person owning beneficially, directly or indirectly, 15% or more of the shares of capital stock of MacDermid entitled to be cast generally in the election of directors by all of the outstanding shares of all classes of capital stock, voting as one class.

    PTI's charter provides that PTI will not be governed by the provisions of Delaware law which would prevent an interested stockholder (as defined below) from engaging in a business combination, as defined under Delaware law, with a corporation for three years following the date that person became an interested stockholder unless:

    - before that person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder;

    - upon completion of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants; or

    - following the transaction in which the person became an interested stockholder, the business combination is both approved by the board of directors of that corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of that corporation not owned by the interested stockholder.

    For the purpose of these provisions an interested stockholder is defined as a person beneficially owning 15% or more of a corporation's common stock.

                    PTI MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The following discussion and analysis of PTI's consolidated financial condition and consolidated results of operations should be read in conjunction with "PTI Selected Financial Data," "PTI's Audited Consolidated Financial Statements" and related notes for the year ended December 31, 1998 and PTI's Unaudited Consolidated Financial Statements for the six months ended June 30, 1999, each included elsewhere in this proxy statement--prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. PTI's actual results could differ materially from the results expressed in, or implied by, these financial statements. See "Summary--Cautionary Statement Concerning Forward-looking Information."

NET SALES AND OPERATING PROFITS

    For the six months ended June 30, 1999, PTI's worldwide sales increased to $120.2 million, a 6% increase over the same period in 1998. Excluding businesses acquired since June 30, 1998, PTI's worldwide sales declined 4% in the first half of 1999 versus 1998. This decline reflects weakness in end-user demand for printing plates as well as reduced sales to advertising printers.

    After giving effect to preferred stock dividend requirements of $746,000, net earnings for the six-month period ended June 30, 1999 of $6.8 million or $6.74 per common share were down from the $8.2 million or $8.15 per common share recorded in the same period last year. Excluding an after-tax gain on sale of assets of $0.9 million, net earnings for the six months ended June 30, 1999 were $5.9 million. This decline reflects: (1) unusually low sales volume due to distributor inventory reductions; (2) a decline in sales to advertising publishing customers; and (3) higher than normal expenses in Europe.

    The year ended December 31, 1998 was the third consecutive record year for net sales. PTI worldwide net sales in 1998 were $228 million, a 6% increase compared to 1997. This continued growth is reflective of new business in all geographic regions except Asia/ Pacific, where the recent economic turmoil and a stronger U.S. dollar led to an 8% decline in sales. Sales increased by 1% for the year in Asia/Pacific excluding the negative of the stronger U.S. dollar on translated sales.

    After giving effect to preferred stock dividend requirements, fiscal year 1998 net earnings were $17.9 million, or $17.82 per common share, as compared to a loss recorded in fiscal year 1997. The loss in 1997 is attributable to purchase accounting associated with the acquisition of NAPP Systems in January 1997. See "Acquisitions."

SALES

SIX MONTHS ENDED JUNE 30, 1999 VERSUS SIX MONTHS ENDED JUNE 30, 1998

    In North America, net sales decreased 7% in the six months ended June 30, 1999 versus the same period in 1998. This decline reflects a decrease in sales to advertising printers as well as the consequences of PTI's two largest distributors building inventory during the first half of 1998 and conversely reducing inventory during the first half of 1999. In Europe, excluding companies acquired in 1998, net sales increased 1%. Foreign currency translation changes had virtually no impact on Europe's first half 1999 sales versus the same period in 1998. In the rest of the world, net sales increased 12% in the first half of

    1999, reflecting continued gains in Latin America and a somewhat improved business climate in Asia.

1998 VERSUS 1997

    In North America, net sales increased 4% in fiscal year 1998 compared to fiscal year 1997 and in Latin America net sales increased 34% due to increased business resulting from a stronger economic climate. Additionally, some of PTI's newer image transfer products experienced growing market acceptance. In Europe, sales increased 14%, reflecting the strong economic climate and the continued success of several new image transfer products.

1997 VERSUS 1996

    Worldwide sales increased $67.9 million or 46% in fiscal year 1997 compared to fiscal year 1996, principally as a result of the NAPP Systems acquisition in January 1997. Excluding the effect of the NAPP Systems acquisition, net sales increased 5% worldwide. Foreign currencies devalued versus the U.S. dollar, which caused an $8.3 million unfavorable variance in fiscal year 1997 versus fiscal year 1996. On a constant U.S. dollar basis, worldwide net sales, excluding NAPP Systems, increased by 10% in 1997 compared to 1996.

    In North America, net sales increased $67.6 million, principally as a result of the NAPP Systems acquisition. Excluding NAPP Systems, North America sales increased 9%. In Europe, sales declined 4%, including a $7.0 million unfavorable exchange variance. On a constant U.S. dollar basis, Europe net sales increased 9% in fiscal 1997 versus 1996.

COSTS AND EXPENSES

SIX MONTHS ENDED JUNE 30, 1999 VERSUS SIX MONTHS ENDED JUNE 30, 1998

    Cost of sales increased as a percentage of sales in the first half of 1999 versus the same period in 1998 primarily due to increased factory expenses as well as expenses associated with acquired companies without a commensurate increase in sales. Similarly, selling, technical and administrative expenses increased as a percentage of sales. In percentage terms, the overall sales increase of 6% was not sufficient to offset the addition of acquired companies' expenses, even though operating expenses declined 2% excluding the impact of acquisitions. The pretax gain on the sale of assets in 1999 reflects two items:
(1) a pretax gain on the sale of EEC assets in the first quarter of $854,000; and (2) a pretax gain on the sale of textile equipment in the second quarter of $572,000.

1998 VERSUS 1997

    Cost of sales decreased as a percentage of sales for the third consecutive year in fiscal year 1998. PTI's capital investments continued to improve manufacturing efficiencies. Selling, technical and administrative expenses declined as a percentage of sales for the third consecutive year. Excluding the one-time write-off of $10.5 million, actual costs increased 3%, primarily reflecting PTI's ongoing cost awareness philosophy, which allows for additional costs only as necessary to support sales growth and for research programs which increased 5%.

1997 VERSUS 1996

    Cost of sales, excluding the effect of the flow-through of a non-recurring purchased inventory write-up associated with the NAPP Systems acquisition of $1.7 million, decreased as a percentage of sales, reflecting worldwide cost savings in factory expenses, particularly evident in Europe where a cost reduction effort was implemented. During 1996, PTI streamlined many of its overhead functions in Europe and consequently reduced its fixed overhead by approximately $1.0 million annually. This streamlining involved reducing personnel by approximately 20 persons with termination benefit costs totaling approximately $633,000 which were paid as incurred. Excluding a one-time write-off of $10.5 million associated with the NAPP Systems acquisition, selling, technical and administrative expenses decreased from 28% of sales in fiscal year 1996 to 25% of sales in fiscal year 1997. This decrease is principally a reflection of the acquisition of NAPP Systems in fiscal year 1997 which carries historically lower selling, technical and administration expenses as a percent of sales and the reorganization in Europe which reduced expenses.

    Interest expense increased significantly in fiscal year 1997 versus fiscal year 1996 as a result of borrowing to finance the NAPP Systems acquisition in January 1997.

ACQUISITIONS

    PTI actively pursues acquisitions to complement its existing graphic arts business. The following table summarizes PTI's acquisitions, all of which were stock acquisitions for cash accounted for under the purchase method of accounting:

         DATE                               ACQUISITION                       CASH PAID
         ----                               -----------                       ---------
January 1997             NAPP Systems (California)                           $56,777,000

April 1998               Axcyl S.A. (France)                                 $ 1,000,000

December 1998            Jager Jeune S.A. (France)                           $11,258,000

February 1999            Supratech, Inc. (North Carolina)                    $ 5,600,000

March 1999               International Composites Corporation (Washington)   $ 6,000,000

    In March 1999, PTI acquired all of the outstanding stock of International Composites Corporation, Inc., located in Vancouver, Washington. International Composites Corporation has been renamed Axcyl, Inc. Axcyl manufactures sleeve systems which are complementary to the products manufactured by Axcyl S.A. in France.

    In February 1999, PTI acquired all of the outstanding stock of Supratech, Inc., a Delaware corporation, from Nippon Paint (USA) Inc. and Nippon Paint Co., Ltd for $5.6 million. Supratech, Inc. produces and markets waterwash, flexographic plate material.

    In January 1999, PTI sold EEC, a business owned by its French subsidiary. PTI received $1.6 million for a portion of the net assets of EEC and recorded an after-tax gain on the sale of $0.5 million. In June 1999, PTI sold textile blanket splicing equipment and recorded an after-tax gain on the sale of $0.3 million. Neither the sale of the EEC business nor the textile equipment is expected to have a material impact on PTI's future operations.

    In April 1998, PTI acquired all of the outstanding stock of Axcyl Composite, S.A., a French company, which manufactures sleeve systems made of advanced composite materials for use in flexographic printing applications. In December 1998, PTI acquired all of the outstanding stock of Jager Jeune, S.A., a French company, engaged in the conversion and distribution of offset printing blankets. On a combined basis, the acquisitions were less than 10% of PTI's consolidated total assets and pretax earnings in 1998.

    In January 1997, PTI acquired all of the outstanding stock of NAPP Systems, a leading supplier of relief printing plates to the advertising printing industry. Total assets acquired of $75.5 million were allocated to: accounts receivable $9.6 million; inventories $12.9 million; other current assets $2.7 million; net fixed assets $22.7 million; goodwill $12.4 million; in-process research and development $10.5 million; and other long term assets $4.7 million. Total liabilities assumed of $18.8 million were allocated to: accounts payable and other current liabilities $8.3 million; deferred income taxes $9.0 million; and other long term liabilities $1.5 million. The acquisition, which was accounted for using the purchase method of accounting, resulted in the following one time charges in 1997:

DOLLARS IN
THOUSANDS
----------
 $ 2,128         write-off deferred financing fees
  10,495         write-off in process R&D Expenses
 -------
 $12,623         Total
 =======

    To accomplish the acquisition, PTI negotiated a new credit agreement and paid off amounts due under the original 1994 agreement. Consequently, the remainder of deferred financing fees of $2,128,000 pretax ($1,322,000 after tax) associated with the original credit agreement were written off as an after tax extraordinary item. The fees associated with the new credit agreement were capitalized. The $10,495,000 in-process research and development expense write-off represents the following three purchased projects:

                                                   $ IN THOUSANDS
                        ---------------------------------------------------------------------
                        ESTIMATE OF
                         FAIR VALUE
                        ON 17-JAN-97                                              PROJECTED                     SIGNIFICANT
                         USING % OF     ESTIMATED     R & D $      MANAGEMENT       TOTAL                         REVENUE
                         COMPLETION    COMPLETION    SPENT THRU     ESTIMATE     DEVELOPMENT     % COMPLETE     COMMENCEMENT
                           METHOD         DATE       17-JAN-97    TO COMPLETE        COST       ON 17-JAN-97        DATE
                        ------------   -----------   ----------   ------------   ------------   ------------   --------------
Laser Direct..........      9,261        Jun-99           900           518          1,418          63%          Late 1999
High-Speed Plate......        958        Jun-97            60            86            146          41%           Mid 1998
Water-based Polymer...        276        Jun-99           380           932          1,362          28%          Late 1999
                          -------                      ------        ------         ------
Total.................    $10,495                      $1,340        $1,536         $2,926
                          =======                      ======        ======         ======


                        ASSUMED
                        DISCOUNT
                          RATE
                        --------
Laser Direct..........    20%
High-Speed Plate......    25%
Water-based Polymer...    30%
Total.................

       - The development of Laser Direct technology, used to etch images directly on the printing plate was started in November 1993 and was 63% complete with costs incurred to the date of acquisition of $900,000. The $9,261,000 valuation of this technology is based on the Income Forecast Method by analyzing the discounted present values of the estimated cash flow to be generated and adjusting for the specific stage of completion of the project. The estimated cost to complete the development of a commercially acceptable product between January 17, 1997 and June 1999 is $518,000.

         The $9.3 million valuation of the laser direct technology was based on a forecast of net cash inflows starting in late 1998 and continuing through 2005. Since the laser direct project envisions an entirely new plate processor and printing plate system, there is no historical data on which to base a revenue and cost of sales forecast. Consequently, management estimated sales volume, selling prices and margins based on its knowledge of the market and potential customers. Management estimated selling and general and administrative operating expenses for the laser direct products at approximately 13% of sales, which is slightly lower than NAPP's existing expense structure of approximately 14% of sales. Management anticipates that, as a percentage of sales, selling expenses associated with laser direct products will be somewhat lower than NAPP's existing business. On average, laser direct plate customers will be the larger, higher volume users. Compared to NAPP's existing business, the laser direct business is expected to generate higher revenues per customer. Thus, the same selling effort will result in larger average order sizes and a slightly lower selling cost as a percentage of revenues.

       - The development of a High Speed Printing Plate that will expose faster, provide better print quality, and be more durable than the existing NAPPflex technology, started in June, 1996, was 41% complete with costs incurred to the date of acquisition of $60,000.

         The $958,000 valuation of this technology is based on the Income Forecast Method by analyzing the discounted present values of the estimated cash flow to be generated and adjusting for the specific stage of completion of the project. The estimated costs to complete this development between January 17, 1997 and June 1997 was $86,000.

       - The development of the Water Based Polymer technology, targeted at reducing NAPP System's cost of raw materials, was 28% complete with costs incurred to the date of acquisition of $380,000. The $276,000 valuation of this technology is based on the Income Forecast Method by analyzing the estimated discounted present values of the cash flow to be generated from cost savings and adjusting for the specific stage of completion of the project. The estimated costs to complete this development between January 17, 1997 and June 1999 is $982,000.

    An adjustment to the valuation of the projects listed has been applied based on the stage of completion method. The stage of completion percentage was calculated using the costs incurred to date at the time of the acquisition as a percent of total estimated costs of completion at the time of the valuation. In addition, a core technology charge of 33% of cash flows was allocated to capitalized technology thus reducing the purchased research and development charge. Management is primarily responsible for estimating the fair value of purchased in-process research and development.

    The estimated completion dates for both the laser direct and water based polymer projects have been delayed by approximately three months. These delays are expected to cause an increase in total development costs of no more than $100,000. The high-speed plate project was completed in June 1997 and significant progress has been made in completing both the laser direct and water based polymer technology; however, no assurance can be given that the remaining two projects can be completed successfully. If not successful, the ongoing charges to income associated with these projects will not have any future benefit to profitability.

    In connection with the NAPP acquisition, PTI wrote-up acquired inventory by $1.7 million in accordance with generally accepted accounting principles. PTI then charged this amount to the Statement of Income through cost of goods sold as the inventory was sold to customers during the remainder of 1997.

    Excluding the $10.5 million write off of in-process research and development expense, pretax income in fiscal year 1997 would have been $21.7 million.

INCOME TAXES

    For the year ended December 31, 1998, PTI's effective tax rate was 34.2% This reflects a determination that tax benefits including research and experimental and foreign tax credits of $1.4 million are available to PTI. Until the fourth quarter of 1998, the value of these tax benefits had not been confirmed and therefore, PTI had accrued taxes based on historical rates. The increase in the effective tax rate in 1997 is primarily attributable to permanent items deducted in the financial statements in 1997 including in-process research and development costs, non-creditable foreign taxes, an increase in tax reserves, and the amortization of goodwill. These items were not deductible for tax purposes and, therefore, caused an increase in the effective tax rate.

LIQUIDITY AND CAPITAL SPENDING

    Cash flows from operations are used to fund preferred stock dividends, which were $1 million cash dividends in each of fiscal years 1998, 1997 and 1996, other working capital requirements and capital projects. PTI has never paid a cash dividend on common stock. From time to time, PTI utilizes its existing revolving credit facility to fund overall needs.

    For the year ended December 31, 1998, cash flows provided by operations were $26.9 million an increase of $6.6 million over 1997 primarily reflecting an increase in net income after adjusting for non-cash purchase accounting entries.

    New capital spending during 1998 of approximately $14.6 million as compared to $5.8 million in fiscal year 1997 included a significant expansion of PTI's printing plate manufacturing facilities in Morristown, Tennessee.

    Other than satisfaction of existing debt obligations, all of which will be refinanced upon completion of the merger, PTI has no long-range commitments which would have a significant impact upon results of operations, financial condition or liquidity. At December 31, 1998, PTI had a committed revolving credit line of $35 million against which $13.5 million was borrowed. PTI is in compliance with all covenants related to its bank financing, Senior Subordinated Debt Agreement and all classes of preferred stock.

YEAR 2000 READINESS

    INTRODUCTION: Computer programs which recognize only two digits, rather than four digits, to define the applicable year will be at risk for possible miscalculations, classifications, errors or system failures. This risk is often referred to as the "Year 2000" issue.

    PTI considers the Year 2000 issue a critical business issue. PTI has implemented a worldwide plan for evaluating and minimizing the risks associated with the Year 2000 issue. The program includes investigation, remediation and follow-up under the direction of the Director of Administration working through plant management, engineering and information technology personnel. The objective is to identify specific issues and implement corrective action in each specific case while instituting a series of management processes that coordinate and manage this overall process across business boundaries. The process includes corporate oversight with periodic reports to our directors.

    The program involves investigation and remediation when necessary in three distinct areas: (1) business computer systems and software; (2) manufacturing and operational systems that utilize micro processors, including manufacturing and testing equipment, utilities and communication systems; and (3) suppliers and customers. The objective is to become Year 2000 compliant, but more importantly, to use the resources applied to this project to achieve better service and value to our customers through improved communications and information.

    Business Computer Systems and Software: PTI has completed the installation of a leading Year 2000 compliant integrated business software system and related hardware in most major worldwide locations. The effort to convert information systems for Year 2000 compliance was started in October 1997 and, with the exceptions discussed below, completed as planned in December 1998. It is our intention that all locations will be Year 2000 compliance prior to the end of 1999.

    The principal U.S. manufacturing and office locations in Morristown, Tennessee, Atlanta, Georgia, and Adams, Massachusetts, and the corporate office in Billerica, Massachusetts are fully operational on the new system. The NAPP Systems business in San Marcos, California is now converting to the new system, which conversion is expected to be completed in November 1999.

    Internationally, Rollin, SA, PTI's principal European subsidiary performing manufacturing and administrative functions for Europe is also operational on the same Year 2000 compliant business software system as the U.S. The PTI operations in Japan, Hong Kong and Australia are using recently acquired Year 2000 compliant PC based systems for light manufacturing and sale/marketing activities.

    Three recently acquired businesses are operating on a combination of manual, spreadsheet and self developed/purchased software. Corporate information technology personnel along with local management are currently addressing corrections. The cost of bringing all currently noncomplying locations into compliance during 1999 is estimated at $250,000.

    MANUFACTURING AND FACILITIES: Engineering departments and location management worldwide are reviewing machinery and equipment, including production equipment, phone systems and utility equipment at all PTI manufacturing locations for Year 2000 compliance. Investigation efforts include making calls to manufacturers of equipment and reviewing operating documentation. In some cases, outside technical consultants have been engaged. This portion of the project is nearing completion and all reports so far indicate most equipment does not use date dependent information that would expose PTI to a significant Year 2000 risk. In the few cases where equipment is not Year 2000 complaint, replacement equipment is on order or the existing equipment will be modified.

    SUPPLIERS AND CUSTOMERS: Starting in August 1998, suppliers and vendors were contacted to determine their Year 2000 compliance status and their ability to continue to supply PTI operations without disruption. Third parties who responded to requests for information took the requests seriously and in most cases had programs in place to address their internal business critical systems as well as their external suppliers. PTI is working to qualify alternative suppliers for materials for the less than 10% of suppliers whose responses revealed that a potential for supply disruption exists.

    Seventy-three percent of third parties contacted have responded to our inquiry. Those who have yet to respond represent less than 10% of our suppliers by value. Those not responding to our Y2K inquiry have been sent second requests and if no answer is received personal calls will be made. PTI hopes to complete the confirmation process by September 1999.

    REASONABLY LIKELY WORST-CASE YEAR 2000 SCENARIO: The most reasonably likely worst-case Year 2000 scenario would involve a failure of PTI's mission critical computer systems together with the contemporaneous failure of one or more of PTI's suppliers. With respect to a PTI systems failure, PTI is in the process of formulating a contingency plan with the input of operating managers. The plan includes PTI's ISO 9002 certification as the outline for manufacturing controls and will be completed by October 1999. PTI is conducting ongoing planning and testing in order to reduce the need for, and the incremental cost of, contingency arrangements. With respect to supplier failure, PTI is single sourced as to very few materials. As a result, alternate suppliers are generally available.

    While PTI believes its actions for Year 2000 modification and remediation will allow it to continue normal operations, there can be no guarantee or assurance that PTI will not be adversely affected by Year 2000 problems.

                          BENEFICIAL OWNERSHIP OF PTI


    The following table provides information as of November 3, 1999, regarding the ownership of PTI Class A voting common stock by (a) each person known by PTI to be a beneficial owner of more than 5% of its voting stock, (b) PTI's directors, (c) its CEO and four other most highly compensated executive officers and (d) its directors and executive officers as a group. PTI Class A common stock is PTI's only class of voting securities. The footnotes to the table provide information regarding the number and percentage of shares of PTI non-voting common stock and preferred stock owned by the named shareholders. Unless otherwise noted, each person has sole voting and disposition power with respect to that person's shares.



    The table also presents the pro forma shares of MacDermid common stock that the named shareholders will receive in the merger assuming the exchange ratio is equal to 6.502. THE ACTUAL EXCHANGE RATIO AND, THEREFORE, THE PERCENTAGE OF MACDERMID COMMON STOCK RECEIVED BY THE NAMED SHAREHOLDERS WILL LIKELY BE DIFFERENT. See "Exchange Ratio Assumptions." The pro forma percentages also assume that the warrant to purchase shares of MacDermid common stock that will be issued to Citicorp Mezzanine Partners upon the completion of the merger has been exercised in full. The MacDermid warrant will have a nominal exercise price per share. See "Merger Transaction."



                                                                                         PRO FORMA
                                                                  PTI VOTING            OWNERSHIP OF
                                                                 COMMON STOCK           MID STOCK(1)
                                                              -------------------   --------------------
                                                               SHARES       %        SHARES        %
                                                              --------   --------   ---------   --------
PRINCIPAL SHAREHOLDERS
David R. Beckerman(1)(2)....................................   51.000      51.0       203,639     *
Citicorp Venture Capital, Ltd.(3)(4)........................   39.180      39.2     3,715,969     11.6
DIRECTORS
David R. Beckerman(1).......................................   51.000      51.0       203,639     *
David L. Kolb(5)............................................       --      *           21,470     *
Richard E. Mayberry, Jr.(6).................................     .104      *            9,977     *
Robert N. Pokelwaldt(7).....................................       --      *            1,965     *
Joseph M. Silvestri(8)......................................     .414      *           39,853     *
James W. Stevens(9).........................................       --      *           21,470     *
NAMED EXECUTIVE OFFICERS
David R. Beckerman, President and CEO(1)....................   51.000      51.0       203,639     *
Gerald Loeb(10).............................................       --      *          136,082     *
Thomas C. Weaver, Secretary(11).............................       --      *          106,566     *
Thomas O. Gavin(12).........................................       --      *           67,179     *
Kai Wenk-Wolff(13)..........................................       --      *           32,507     *
All Directors and Officers as a Group(10 persons)(14).......   51.518      51.5       640,708      2.0


--------------------

   * Less than 1%.

 (1) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 149.101 shares of Series 3 preferred stock, which represent 19.7% of the shares of Series 3 preferred stock outstanding and (b) 29,949 shares of non-voting PTI Class B common stock, which represent 3.0% of the shares of Class B common stock outstanding.

 (2) Mr. Beckerman's business address is 900 Middlesex Turnpike, Billerica, MA 01821-3946.

 (3) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 3,875.554 shares of Series 2 preferred stock, which represent 78.8% of the shares of Series 2 preferred stock outstanding, (b) 17.831 shares of Series 3 preferred stock, which represent 2.4% of the shares of Series 3 preferred stock outstanding, (c) 2,757.279 shares of Series 4 preferred stock, which represent 78.8% of the shares of Series 4 preferred stock outstanding and (d) 535,659.920 shares of non-voting PTI Class B common stock, which represent 53.3% of the shares of Class B common stock outstanding.

 (4) Citicorp Venture Capital's address is 399 Park Avenue, New York, NY 10022.

 (5) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 21.700 shares of Series 2 preferred stock, which represent less than 1% of the shares of Series 2 preferred stock outstanding, (b) 15.440 shares of Series 4 preferred stock, which represent less than 1% of the shares of Series 4 preferred stock outstanding and (c) 3,000.000 of non-voting PTI Class B common stock, which represent less than 1% of the shares of Class B common stock outstanding.

 (6) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 10.409 shares of Series 2 preferred stock, which represent less than 1% of the shares of Series 2 preferred stock outstanding, (b) 7.405 shares of Series 4 preferred stock, which represent less than 1% of the shares of Series 4 preferred stock outstanding and (c) 1,438.629 of non-voting PTI Class B common stock, which represent less than 1% of the shares of Class B common stock outstanding.

 (7) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 21.700 shares of Series 2 preferred stock, which represent less than 1% of the shares of Series 2 preferred stock outstanding and (b) 15.440 shares of Series 4 preferred stock, which represent less than 1% of the shares of Series 4 preferred stock outstanding.

 (8) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 41.576 shares of Series 2 preferred stock, which represent less than 1% of the shares of Series 2 preferred stock outstanding, (b) 29.580 shares of Series 4 preferred stock, which represent less than 1% of the shares of Series 4 preferred stock outstanding and (c) 5,746.469 of non-voting PTI Class B common stock, which represent less than 1% of the shares of Class B common stock outstanding.

 (9) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 21.7000 shares of Series 2 preferred stock, which represent less than 1% of the shares of Series 2 preferred stock outstanding, (b) 15.440 shares of Series 4 preferred stock, which represent less than 1% of the shares of Series 4 preferred stock outstanding and (c) 3,000.000 shares of non-voting PTI Class B common stock, which represent less than 1% of the shares of Class B common stock outstanding.

 (10) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 105.000 shares of Series 3 preferred stock, which represent 13.9% of the shares of Series 3 preferred stock outstanding and (b) 20,000.000 of non-voting PTI Class B common stock, which represent 2.0% of the shares of Class B common stock outstanding.

 (11) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 44.101 shares of Series 3 preferred stock, which represent 5.8% of the shares of Series 3 preferred stock outstanding and (b) 16,000.000 of non-voting PTI Class B common stock, which represent 1.6% of the shares of Class B common stock outstanding.

 (12) Pro forma presentation also includes shares of MacDermid common stock received in exchange for (a) 52.500 shares of Series 3 preferred stock, which represent 6.9% of the shares of Series 3 preferred stock outstanding and (b) 10,000.000 of non-voting PTI Class B common stock, which represent 1.0% of the shares of Class B common stock outstanding.

 (13) Pro forma presentation also includes shares of MacDermid common stock received in exchange for 5,000 shares of non-voting PTI Class B common stock, which represent less than 1% of the shares of Class B common stock outstanding.

 (14) Pro forma presentation also includes shares of MacDermid common stock received in exchange of (a) 117.085 shares of Series 2 preferred stock, which represent 2.4% of the shares of Series 2 preferred stock outstanding, (b) 350.702 shares of Series 3 preferred stock, which represent 46.4% of the shares of Series 3 preferred stock outstanding,
      (c) 83.305 shares of Series 4 preferred stock, which represent 2.4% of the shares of Series 4 preferred stock outstanding and (d) 94,134.098 shares of non-voting PTI Class B common stock, which represent 9.4% of the shares of Class B common stock outstanding.

                                 LEGAL MATTERS

    The validity of the shares of MacDermid common stock to be issued in connection with the merger has been passed upon by Nutter, McClennen & Fish, LLP, of Boston, Massachusetts. Tax matters have been passed on for MacDermid by Nutter, McClennen & Fish, LLP and for PTI by Kirkland & Ellis of New York, New York.

                                    EXPERTS

    The Consolidated Financial Statements of MacDermid, incorporated by reference in this proxy statement -- prospectus, have been audited by KPMG LLP, independent auditors, for the periods indicated in their report included therein.

    The Consolidated Financial Statements of W. Canning plc, incorporated by reference in this proxy statement -- prospectus, have been audited by PricewaterhouseCoopers, independent auditors, for the periods indicated in their reports included therein.

    The Consolidated Financial Statements of PTI included in this proxy statement -- prospectus have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report included in this proxy statement -- prospectus. A representative of PricewaterhouseCoopers will be at the PTI special meeting to answer questions from PTI shareholders and will be given an opportunity to make a statement, if so desired.

                                 OTHER MATTERS

    The PTI Board is not aware of any other matters to be presented at the PTI Special Meeting. If any additional matters are properly presented, the persons named in the proxy will have discretion to vote in accordance with their own judgment on these matters.

                      WHERE YOU CAN FIND MORE INFORMATION

    MacDermid files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, MacDermid common stock is listed on the NYSE and similar information concerning MacDermid can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

    Of the filings MacDermid has made with the SEC, the following reports have been delivered with this proxy statement -- prospectus as Annexes I and II.

    Annex I: MacDermid's Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 1999.

    Annex II:  MacDermid's Quarterly Report on Form 10-Q, as amended, for the fiscal quarter ended June 30, 1999.

There have been no material changes in MacDermid's affairs since June 30, 1999, the period covered by MacDermid's latest Quarterly Report on Form 10-Q.

    MacDermid has filed a registration statement on Form S-4 to register with the SEC the MacDermid common stock to be issued to the PTI shareholders in the merger. This proxy statement -- prospectus is a part of that registration statement and constitutes a prospectus of

MacDermid in addition to being a proxy statement of PTI for the shareholder meeting. As allowed by SEC rules, this proxy statement -- prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The SEC allows MacDermid to "incorporate by reference" information into this proxy statement -- prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement -- prospectus, except for any information superseded by information in this proxy statement -- prospectus. This proxy statement -- prospectus incorporates by reference the documents named below that MacDermid has previously filed with the SEC. These documents contain important information about MacDermid's business, financial condition and operating results.

MACDERMID SEC FILINGS                                                PERIOD
---------------------                              ------------------------------------------
Annual Report on Form 10-K.......................  Filed on June 22, 1999, as amended by Form
                                                   10-K/A filed on August 12, 1999

Quarterly Report on Form 10-Q....................  Filed on August 16, 1999, as amended by
                                                   Form 10-Q/A filed on August 30, 1999

Proxy Statement..................................  Filed on June 21, 1999

Current Report on Form 8-K.......................  Filed on December 18, 1998, as amended by
                                                   Form 8-K/A filed on February 16, 1999, by
                                                   Form 8-K/A filed on March 19, 1999 and by
                                                   Form 8-K/A filed on June 9, 1999

Current Report on Form 8-K.......................  Filed on February 24, 1999

Current Report on Form 8-K.......................  Filed on September 27, 1999

Registration Statement on Form S-3...............  Filed on December 8, 1998

    MacDermid is also incorporating by reference additional documents that it will file with the SEC between the date of this proxy statement -- prospectus and the date of the meeting of the PTI shareholders.

    MacDermid has supplied all information contained or incorporated by reference in this proxy statement -- prospectus relating to MacDermid, and PTI has supplied all information contained in this proxy statement -- prospectus relating to PTI.

    Documents incorporated by reference are available from MacDermid without charge, excluding all exhibits unless MacDermid has specifically incorporated by reference an exhibit in this proxy statement -- prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement -- prospectus by requesting them in writing or by telephone from MacDermid as follows:

        MacDermid, Incorporated
       245 Freight Street
       Waterbury, CT 06702-0671

    Attention: John L. Cordani, Corporate Secretary
       Telephone: (203) 575-5646


    If you would like to request documents from MacDermid, please do so by November 22, 1999 to receive them before the shareholder meeting.



    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT -- PROSPECTUS TO VOTE ON THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. WE HAVE NOT

AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT -- PROSPECTUS. THIS PROXY STATEMENT -- PROSPECTUS IS DATED NOVEMBER 12, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT -- PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THIS DATE, AND NEITHER THE MAILING OF THIS PROXY
STATEMENT -- PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF MACDERMID COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                         INDEX TO FINANCIAL STATEMENTS

                           PTI INC. AND SUBSIDIARIES

                                                                 PAGE
                                                              -----------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-3

Consolidated Statements of Income and Comprehensive Income
  for the Years Ended December 31, 1998, 1997 and 1996......  F-4

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1998, 1997 and 1996..............  F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-6

Notes to Financial Statements...............................  F-7 - F-25

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of June 30, 1999 and
  December 31, 1998.........................................  F-26

Consolidated Statements of Income and Comprehensive Income
  for the Six Months Ended June 30, 1999 and 1998...........  F-27

Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1999 and 1998..............................  F-28

Notes to Unaudited Financial Statements.....................  F-29 - F-32

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PTI, Inc.:

    In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of PTI, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations, changes in stockholders' equity and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Boston, MA
March 19, 1999

                                   PTI, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1998       1997
                                                              --------   --------
                                     ASSETS

Cash and cash equivalents...................................  $  3,950   $  1,244
Accounts receivable, net of allowance for doubtful accounts
  of $3,806 and $3,158 at December 31, 1998 and 1997
  respectively..............................................    51,379     42,409
Inventories.................................................    48,403     39,751
Deferred income taxes.......................................     2,734      2,891
Other current assets........................................     7,378      4,339
                                                              --------   --------
    Total current assets....................................   113,844     90,634
Property, plant and equipment, net..........................    87,234     75,046
Intangible assets, net......................................    21,586     23,658
Other assets................................................     8,347      8,597
                                                              --------   --------
    Total assets............................................  $231,011   $197,935
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt...........................    10,620      5,417
Accounts payable............................................    23,774     15,446
Salaries and related benefits...............................     7,578      7,205
Income taxes payable........................................     8,641      4,807
Accrued liabilities.........................................     8,836      9,474
                                                              --------   --------
    Total current liabilities...............................    59,449     42,349
Long-term debt..............................................   137,094    141,725
Deferred income taxes.......................................    10,523     12,171
Other liabilities...........................................     2,634      1,457
                                                              --------   --------
    Total liabilities.......................................   209,700    197,702
                                                              --------   --------
Commitments and contingencies (see Note 9)
Redeemable preferred stock at liquidation value:
  14% Series 2 junior exchangeable preferred stock..........     4,986      4,973
  14% Series 3 junior exchangeable preferred stock..........     1,264      1,104
  14% Series 4 junior exchangeable preferred stock, net of
    unamortized discount of $1,642 and $1,750 at
    December 31, 1998 and 1997, respectively................     2,694      2,329
                                                              --------   --------
    Total redeemable preferred stock........................     8,944      8,406
                                                              --------   --------
Stockholders' equity:
  Class A common stock, $.01 par value, 1,005,000 shares
    authorized, 100 shares issued and outstanding Class B
    common stock, $.01 par value, 1,004,900 shares
    authorized, 854,900 shares issued and outstanding.......         9          9
  Capital in excess of par value............................       879        879
Retained earnings (deficit).................................    13,425     (4,379)
Accumulated other comprehensive income:
  Cumulative translation adjustment.........................    (1,946)    (4,682)
                                                              --------   --------
    Total stockholders' equity..............................    12,367     (8,173)
                                                              --------   --------
    Total liabilities and stockholders' equity..............  $231,011   $197,935
                                                              ========   ========

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                                 (IN THOUSANDS)

                                                                1998       1997       1996
                                                              --------   --------   --------
Net sales...................................................  $227,956   $214,509   $146,577
Less:
  Cost of goods sold (Note 1)...............................   124,707    118,417     83,069
                                                              --------   --------   --------
Gross profit................................................   103,249     96,092     63,508
Selling expenses............................................    25,953     25,505     19,882
General and administrative expenses.........................    17,346     17,139     12,172
Research and development expenses...........................     8,977      8,590      5,887
Purchased research and development (see Note 1).............        --     10,495         --
Amortization expense........................................     4,825      4,589      3,990
Customer support and technical services expenses............     3,681      3,094      3,060
                                                              --------   --------   --------
        Total operating expenses............................    60,782     69,412     44,991
                                                              --------   --------   --------
Income from operations......................................    42,467     26,680     18,517
                                                              --------   --------   --------
Other (income) expenses:
  Interest expense..........................................    14,139     15,134     11,425
  Other (income) expenses, net..............................    (1,076)       343     (1,108)
                                                              --------   --------   --------
        Total other expenses................................    13,063     15,477     10,317
                                                              --------   --------   --------
Income before income taxes and extraordinary item...........    29,404     11,203      8,200
Provision for income taxes..................................    10,061     10,611      3,448
                                                              --------   --------   --------
Net income before extraordinary item........................    19,343        592      4,752
Extraordinary charge for early retirement of debt, net of
  tax benefit of $806.......................................        --     (1,322)        --
                                                              --------   --------   --------
Net income (loss)...........................................    19,343       (730)     4,752
Other comprehensive income (loss):
  Foreign currency translation adjustment, net of tax.......     1,834     (3,323)    (1,979)
                                                              --------   --------   --------
Comprehensive income (loss).................................  $ 21,177   $ (4,053)  $  2,773
                                                              ========   ========   ========
Earnings per share:
  Basic:
  Earnings (loss) per share before extraordinary item.......  $  20.95   $   (.92)  $   3.88
  Extraordinary item per share..............................        --      (1.55)        --
  Basic earnings (loss) per share...........................  $  20.95   $  (2.47)  $   3.88
  Diluted:
  Earnings (loss) per share before extraordinary item.......  $  17.82   $   (.92)  $   3.30
  Extraordinary item per share..............................        --      (1.55)        --
  Diluted earnings (loss) per share.........................  $  17.82   $  (2.47)  $   3.30

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                     (AMOUNTS IN THOUSANDS, EXCEPT SHARES)

                                              COMMON STOCK         CAPITAL IN   RETAINED    CUMULATIVE        TOTAL
                                         -----------------------   EXCESS OF    EARNINGS    TRANSLATION   STOCKHOLDERS'
                                          SHARES     PAR VALUE     PAR VALUE    (DEFICIT)   ADJUSTMENT       EQUITY
                                         --------   ------------   ----------   ---------   -----------   -------------
Balance at December 31, 1995...........  850,000        $ 9           $815       $(3,246)     $ 3,474        $ 1,052
Other comprehensive income, net........                                                        (3,044)        (3,044)
Conversion of Series 1 senior
  exchangeable preferred stock to a 10%
  PIK subordinated note................                                           (1,931)                     (1,931)
Redeemable preferred stock dividends
  paid.................................                                           (1,000)                     (1,000)
Redeemable preferred stock dividends
  accrued but not paid and other
  (Note 7).............................                                             (759)                       (759)
Net income.............................                                            4,752                       4,752
                                         -------        ---           ----       -------      -------        -------
Balance at December 31, 1996...........  850,000          9            815        (2,184)         430           (930)
Other comprehensive income, net........                                                        (5,112)        (5,112)
Issuance of common stock...............    5,000                        64                                        64
Redeemable preferred stock dividends
  paid.................................                                           (1,023)                     (1,023)
Redeemable preferred stock dividends
  accrued but not paid and other
  (Note 7).............................                                             (442)                       (442)
Net loss...............................                                             (730)                       (730)
                                         -------        ---           ----       -------      -------        -------
Balance at December 31, 1997...........  855,000          9            879        (4,379)      (4,682)        (8,173)
Other comprehensive income, net........                                                         2,736          2,736
Redeemable preferred stock dividends
  paid.................................                                           (1,000)                     (1,000)
Redeemable preferred stock dividends
  accrued but not paid and other
  (Note 7).............................                                             (539)                       (539)
Net income.............................                                           19,343                      19,343
                                         -------        ---           ----       -------      -------        -------
Balance at December 31, 1998...........  855,000        $ 9           $879       $13,425      $(1,946)       $12,367
                                         =======        ===           ====       =======      =======        =======

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                1998       1997       1996
                                                              --------   --------   ---------
Cash flows from operating activities:
  Net income (loss).........................................  $ 19,343   $   (730)  $   4,752
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    12,258     11,649       9,488
    Deferred income taxes...................................       470     (1,350)       (115)
    Write-off of purchased research and development.........        --     10,495          --
    Write-off of inventory step-up..........................        --      1,707          --
    Write-off of deferred financing fees....................        --      2,138          --
    Provision for doubtful accounts receivable..............       124        148         598
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable............    (3,716)    (5,291)        919
      (Increase) decrease in inventories....................    (3,074)    (6,055)      1,735
      (Increase) in other current assets....................    (4,414)    (1,347)       (224)
      (Increase) decrease in other long-term assets.........      (282)       754        (868)
      (Decrease) increase in other long-term liabilities....       125      1,940      (1,754)
      (Decrease) increase in accounts payable and other
        current liabilities.................................     6,082      6,217      (2,881)
                                                              --------   --------   ---------
Net cash provided by operating activities...................    26,916     20,275      11,650
                                                              --------   --------   ---------
Cash flows from investing activities:
  Cash paid for acquisitions, net of cash acquired..........   (10,087)   (55,658)         --
  Investments in long-term assets...........................   (14,594)    (5,816)     (4,755)
                                                              --------   --------   ---------
Net cash used in investing activities.......................   (24,681)   (61,474)     (4,755)
                                                              --------   --------   ---------
Cash flows from financing activities:
  Repayments of debt........................................   (96,011)   (55,348)    (45,083)
  Borrowings from line of credit............................    93,024     96,777      36,403
  Bank overdraft and other..................................     3,104      2,826       1,287
                                                              --------   --------   ---------
Net cash (used in) provided by financing activities.........       117     44,255      (7,393)
                                                              --------   --------   ---------
Net effect of exchange rate changes on cash and cash
  equivalents...............................................       354     (3,059)     (1,041)
                                                              --------   --------   ---------
Net increase (decrease) in cash and cash equivalents........     2,706         (3)     (1,539)
Cash and cash equivalents, beginning of year................     1,244      1,247       2,786
                                                              --------   --------   ---------
Cash and cash equivalents, end of year......................  $  3,950   $  1,244   $   1,247
                                                              ========   ========   =========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $ 11,251   $ 12,524   $  11,425
  Income taxes paid.........................................  $  8,771   $  9,337   $   4,103
See Note 7 for disclosure of noncash transactions

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS, FORMATION AND ACQUISITIONS:

NATURE OF BUSINESS

    The Company is a designer, manufacturer and supplier of offset blankets, printing plates, textile blankets and rubber-based covers for industrial rollers used in the printing industry. The Company has manufacturing facilities in Morristown, Tennessee; Atlanta, Georgia; Adams, Massachusetts; Cernay, France and Steinbach, France. The Company also maintains other operations, primarily sales offices, in the Asia/Pacific, European, and Latin America regions. The Company's corporate headquarters and certain research and development facilities are located in Billerica, Massachusetts. The Cernay and Steinbach manufacturing facilities comprise Rollin S.A.

    NAPP Systems, Inc. and subsidiaries ("NAPP") was acquired by Polyfibron Technologies, Inc. ("Polyfibron"), a wholly-owned subsidiary of the Company, on January 17, 1997 (see "NAPP Acquisition"). NAPP is engaged in the development, manufacture, and marketing of proprietary expendable products and processing equipment for imaging systems primarily for use in the newspaper industry and distributes expendable products and processing equipment to the commercial printing industry. NAPP's manufacturing facility is located in San Marcos, California. NAPP also maintains a warehouse in Davenport, Iowa, and a sales office in Oberursel, Germany.

FORMATION

    On October 14, 1994, the Company and Polyfibron entered into a Worldwide Purchase and Sale Agreement with W.R. Grace & Co. ("WRG"); W.R. Grace & Co.-Conn. ("Grace"), a wholly-owned subsidiary of WRG; Grace S.A. ("Grace France"), a subsidiary of Grace, and certain other subsidiaries of Grace pursuant to which, on December 29, 1994, Polyfibron agreed to purchase certain assets and liabilities (the "Grace Acquisition") related to Grace's Printing Products Business and the capital stock of Rollin S.A. ("Rollin"), a subsidiary of Grace France.

NAPP ACQUISITION

    On January 17, 1997, Polyfibron acquired all of the outstanding common stock (the "NAPP Acquisition") of NAPP for $56,777,000. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based on the fair values at the date of acquisition. Total assets acquired of $75.5 million were allocated to: accounts receivable $9.6 million; inventories $12.9 million; other current assets $2.7 million; net fixed assets $22.7 million; goodwill $12.4 million; in-process research and development
$10.5 million; and other long term assets $4.7 million. Total liabilities assumed of $18.8 million were allocated to: accounts payable and other current liabilities $8.3 million; deferred income taxes $9.0 million; and other long term liabilities $1.5 million.

    In connection with the NAPP acquisition, PTI wrote-up acquired inventory by $1,707,000 in accordance with the requirements of APB No. 16. PTI then charged this amount to the Statement of Income through cost of goods sold as the inventory was sold to customers during the remainder of 1997.

    The purchase price exceeded the fair value of the identifiable net assets acquired by $12,449,000 and was recorded as goodwill. The goodwill is being amortized over 20 years.

    Included in the assets acquired was $10,495,000 of purchased research and development costs which were charged to operations during the year ended December 31, 1997. Management is

                                   PTI, INC.

primarily responsible for estimating the fair value of purchased in-process research and development.

    An adjustment to the valuation of the projects listed has been applied based on the stage of completion method. The stage of completion percentage was calculated using the costs incurred to date at the time of the acquisition as a percent of total estimated costs of completion at the time of the valuation.

    In addition, a core technology charge of 33% ($5,169,000) of cash flows was allocated to capitalized technology thus reducing the purchased research and development charge. This amount is included in goodwill and is being amortized over 20 years.

    The $10,495,000 represents three purchased projects.

    1. The development of Laser Direct technology, started in November 1993, used to etch images directly on the printing plate was sixty-three percent complete with costs incurred to the date of acquisition of $900,000. The $9,261,000 valuation of this technology is based on the Income Forecast Method by analyzing the discounted present values of the cash flow generated. The estimated cost to complete the development of a commercially acceptable product between January 17, 1997 and June 1999 is $518,000.

        The $9.3 million valuation of the laser direct technology was based on a forecast of net cash inflows starting in late 1998 and continuing through 2005. Since the laser direct project envisions an entirely new plate processor and printing plate system, there is no historical data on which to base a revenue and cost of sales forecast. Consequently, management estimated sales volume, selling prices and margins based on its knowledge of the market and potential customers. Management estimated selling and general and administrative operating expenses for the laser direct products at approximately 13% of sales, which is slightly lower than NAPP's existing expense structure of approximately 14% of sales. Management anticipates that, as a percentage of sales, selling expenses associated with laser direct products will be somewhat lower than NAPP's existing business. On average, laser direct plate customers will be the larger, higher volume users. Compared to NAPP's existing business, the laser direct business is expected to generate higher revenues per customer. Thus, the same selling effort will result in larger average order sizes and a slightly lower selling cost as a percentage of revenues.

    2. The development of a High Speed Printing Plate that will expose faster, provide better print quality, and be more durable than the existing NAPPflex technology, started in June, 1996, was forty-one percent complete with costs incurred to the date of acquisition of $60,000. The $958,000 valuation of this technology is based on the Income Forecast Method by analyzing the discounted present values of the cash flow generated. The estimated costs to complete this development between January 17, 1997 and June 1997 was $86,000.

    3. The development of the Water Based Polymer technology, targeted at reducing NAPP's cost of raw materials, was twenty-eight percent complete with costs incurred to the date of acquisition of $380,000. The $276,000 valuation of this technology is based on the Income Forecast Method by analyzing the discounted present values of the cash flow generated from cost savings. The estimated costs to complete this development between January 17, 1997 and June 1999 is $982,000.

                                   PTI, INC.

    The period in which material net cash inflows from significant projects were expected to commence varied from 1998 to late 1999. With regard to the high-speed plate and waterbased polymer projects, there are no material changes from historical pricing, margins and incremental expense levels as they directly relate to the future profitability of each project. For the laser direct project, which envisions an entirely new plate processor and printing plate system, there is no historical data. Therefore, for laser direct, management estimated selling prices and margins based on its knowledge of the market and potential customers as well as NAPP's existing expense structure as a basis for estimating incremental operating expenses.

    The discount rate applied to the various projects was based upon the relative risks of the product lines that incorporate the acquired technologies. Based on analysis, the weighted average cost of capital for Polyfibron and NAPP was estimated to be approximately 15%. In estimating the appropriate discount rate for the in-process research and development projects, it is assumed that their cash flows are more risky than the company's overall cost of capital. Accordingly, a risk premium was added to the weighted average cost capital to estimate the appropriate discount rate for the in-process research and development based upon the relative stage of completion for each project. The application of a discount rate involved considerations such as stage of completion, remaining development milestones, technological uncertainties, and projected costs to complete.

AXCYL ACQUISITION

    During 1998, Polyfibron acquired all of the outstanding common stock of Axcyl Composite for $1,000,000. The acquisition has been accounted for using the purchase method of accounting, based on the fair values at the date of acquisition. Goodwill of $697,000 has been recognized from this transaction, and will be amortized over 20 years. Axcyl, based in Mirambeau, France, manufactures sleeve systems made of advanced composite materials for use in flexographic printing applications.

JAGER JEUNE ACQUISITION

    On December 24, 1998, Polyfibron acquired all of the outstanding common stock of Jager Jeune S.A. for $11,258,000. The acquisition has been accounted for using the purchase method of accounting, based on the fair values at the date of acquisition. Goodwill of $1,470,000 has been recognized from this transaction, and will be amortized over 20 years. Polyfibron may have to pay certain contingent amounts to the previous owner based on future results of operations. The maximum amount may be $1,800,000 ultimately due in August 2000. These amounts will be recorded as goodwill in the year known.

                                   PTI, INC.

    The operating results of the 1998 acquisitions have been included in the consolidated statements of operations from the date of acquisition. The following unaudited proforma information has been prepared assuming the acquisition occurred at the beginning of the respective periods:

(UNAUDITED)                                 1998       1997
-----------                               --------   --------
Net sales...............................  $246,871   $231,999
Cost of goods sold......................   138,856    130,746
Net income before extraordinary item....    19,393      1,799
Net income..............................    19,393        477
Earnings per share:
  Basic.................................  $  21.00   $  (1.05)
  Diluted...............................  $  17.87   $  (1.05)

    The pro forma information is not necessarily indicative of the operating results that would have occurred had the 1998 acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

    All material intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist primarily of cash and investments in highly liquid debt instruments with maturities at acquisition of three months or less.

    Under the Company's cash management system, checks issued but not presented to banks occasionally result in overdraft balances for accounting purposes and are included in accounts payable. The overdraft balance amounted to $2,481,011 and $1,261,000 at December 31, 1998 and 1997, respectively.

FINANCIAL INSTRUMENTS

    At December 31, 1998 and 1997, the carrying value of financial instruments, such as cash, trade accounts receivable and accounts payable approximate fair value, based on the short-term maturities of those instruments. The fair value of the Company's debt, which approximates its carrying value, is based upon interest rates that are currently available to the Company for debt with similar terms and remaining maturities.

REVENUE RECOGNITION

    Sales and the related cost of sales are recognized upon shipment of products.

                                   PTI, INC.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed, although collateral is not required. In addition, the Company maintains allowances for potential credit losses.

INVENTORIES

    Inventories are stated at the lower of cost or market, using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment acquired in the normal course of business is stated at cost. Betterments and major renewals which extend the useful lives of the respective assets are capitalized. Maintenance, repairs and renewals which do not extend the useful lives of the respective assets are charged to expense in the period incurred.

    Fully depreciated assets are retained in property, plant and equipment and the related accumulated depreciation accounts until they are removed from service.

    Depreciation is computed using the straight-line method based on the following estimated useful lives:

                                                              USEFUL LIVES
CATEGORY                                                        (YEARS)
--------                                                      ------------
Buildings...................................................        30
Machinery and equipment.....................................      3-10

    In accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," costs associated with the application development stage are capitalized, such as, direct external costs, directly related internal payroll and payroll related costs and interest costs.

    Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company did not capitalize any interest costs in 1998, 1997 or 1996.

INTANGIBLE ASSETS

    In accordance with APB No. 16, intangible assets acquired as part of acquisitions are recorded at fair market value. Intangible assets acquired in the normal course of business are stated at cost. Intangible assets consist primarily of goodwill, deferred financing costs, trademarks, licenses and proprietary technology. Amortization of intangible assets is computed using the straight-line method based on their estimated useful lives, which range from 3 to 20 years.

    The Company continually monitors the useful lives of its long-lived assets to ensure that no change is warranted. The Company reviews its intangible and other long-lived assets whenever adverse events occur or circumstances indicate that the carrying amount of an asset may be impaired. The Company performs this review on an asset by asset basis whenever prudent. In

                                   PTI, INC.

performing the review, the Company estimates the future net cash flows (undiscounted and without interest) expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment is recognized. The amount of the impairment is determined based on the extent to which the sum of estimated future undiscounted cash flows of the long-lived asset is not sufficient to recover the carrying value of that asset, so that the carrying value of that long-lived asset is adjusted to its then fair value.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of the Company's foreign operations were translated into U.S. dollars using year-end exchange rates, and the related statements of operations were translated at average exchange rates for the year. The Company recorded approximately $(424,000), $(525,000), and $107,000 of net pretax foreign currency transaction gains/(losses) for the years ended December 31, 1998, 1997 and 1996, respectively.

    The three most significant exchange rates are as follows as of:

                                                          DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------   ----------   --------
French franc..................................    5.598       6.014       5.190
Japanese yen..................................  113.450     130.570     115.850
Australian dollar.............................    1.633       1.538       1.258

INCOME TAXES

    The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for differences in the bases of assets and liabilities recognized in the Company's financial statements compared to tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than future enactments of changes in the tax law or rates. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and operating loss and credit carryforwards. Tax credits are deducted from the provision using the flow-through method. Deferred tax expense represents the change in the deferred tax assets and liabilities.

NET INCOME PER COMMON SHARE

    Net Income per basic common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income per diluted common shares is computed based on the weighted-average number of common and dilutive common equivalent shares outstanding during each period. Common equivalent shares consist of stock options calculated in accordance with SFAS No. 128, "Earnings per Share."

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                                   PTI, INC.

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS

    The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," in 1998. This Statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

    In June, 1997, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS" 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131, which supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," changes the way public companies report information about segments. SFAS 131, which is based on the management approach to segment reporting, includes requirements to report segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Restatement for earlier years is required for comparative purposes unless impracticable. In addition, SFAS 131 need not be applied to interim periods in the initial year; however, in subsequent years, interim period information must be presented on a comparative basis. The Company adopted SFAS 131 for fiscal year ended December 31, 1998.

3.  INVENTORIES:

    Inventories by major classification consisted of the following at:

                                                                    (IN THOUSANDS)
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Raw and packaging materials.................................     $16,317        $12,472
Work in process.............................................       7,014          5,081
Finished goods..............................................      25,072         22,198
                                                                 -------        -------
                                                                 $48,403        $39,751
                                                                 =======        =======

                                   PTI, INC.

4.  PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment consisted of the following at:

                                                                    (IN THOUSANDS)
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Land........................................................    $  5,705       $  4,378
Buildings...................................................      39,731         34,709
Machinery and equipment.....................................      76,433         67,989
Construction in progress....................................      12,756          4,224
                                                                --------       --------
                                                                 134,625        111,300
Accumulated depreciation....................................      47,391         36,254
                                                                --------       --------
                                                                $ 87,234       $ 75,046
                                                                ========       ========

    Included in machinery and equipment are capitalized software costs of $767,660 and $566,088 for the years ended December 31, 1998 and 1997, respectively. Related accumulated depreciation amounted to $305,100 and $66,000, respectively.

    Amounts included in construction in progress that relate to software were $1,373,000 and $261,000 as of December 31, 1998 and 1997, respectively.

    Depreciation expense for the years ended December 31, 1998, 1997 and 1996 was $7,433,000, $7,060,000, $5,498,000 respectively.

    Depreciation expense for capitalized software costs, included in these amounts for the respective period was $239,100, $66,000 and $0.

5.  INTANGIBLE ASSETS:

    Intangible assets consisted of the following at:

                                                                    (IN THOUSANDS)
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Trademarks..................................................    $  9,337       $  9,337
Licenses....................................................       1,436          1,436
Goodwill....................................................      14,616         12,449
Other.......................................................      11,068         11,426
                                                                --------       --------
                                                                  36,457         34,648
Accumulated amortization....................................     (14,871)       (10,990)
                                                                --------       --------
                                                                $ 21,586       $ 23,658
                                                                ========       ========

    Amortization expense for the years ended December 31, 1998, 1997 and 1996 was $4,825,000, $4,589,000 and $3,990,000 respectively, not including
$1,000,000, $719,000 and $439,000 for the same periods, related to depreciable machines included as a component of other assets in the consolidated financial statements. Depreciable machines are amortized over their useful lives of three to five years.

                                   PTI, INC.

6.  LONG-TERM DEBT:

    Long-term debt consisted of the following at:

                                                                    (IN THOUSANDS)
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Credit agreement:
  Tranche A Term Loan.......................................    $ 23,143       $ 25,952
  French Franc Term Loan....................................       7,410          7,748
  Yen Term Loan.............................................       3,719          3,630
                                                                --------       --------
                                                                  34,272         37,330
  Tranche B Term Loan.......................................      34,591         38,191
  Revolving Credit Note.....................................      13,469          9,123
Capitalized Lease Obligation................................       1,367          1,280
Senior Subordinated Credit Note.............................      40,000         40,000
10% PIK Subordinated Notes (net of unamortized discounts of
  $4,714 and $5,027 at December 31,1998 and 1997
  respectively).............................................      22,981         20,095
Accrued interest............................................       1,034          1,123
                                                                --------       --------
      Total.................................................     147,714        147,142
Less: current portion.......................................      10,620          5,417
                                                                --------       --------
                                                                $137,094       $141,725
                                                                ========       ========

CREDIT AGREEMENT

    In connection with the Grace Acquisition, the Company entered into an agreement (the "Credit Agreement") with Banque Paribas and several other lenders on December 29, 1994 which provided for revolving credit advances of up to $25,000,000 at any one time and term loans of $70,000,000. The term loans consist of a Tranche A term loan, a Tranche B term loan, a French Franc term loan, and a Yen term loan. On January 17, 1997, in connection with the NAPP Acquisition, the Company amended and restated the Credit Agreement and provided for revolving credit advances of up to $35,000,000 at any one time and term loans of $90,000,000. On December 31, 1997, the Company amended and restated the Credit Agreement to provide for lower interest rates in future periods. The Credit Agreement extends through December 28, 2003. In connection with the new credit agreement the Company capitalized the fees paid in 1997 and wrote off $2,128,000 related to the old agreement. The financial statements have been reclassified to disclose this amount as an extraordinary item. This amount was previously disclosed as other expense.

    The interest rates under the Credit Agreement are determined, at the election of the Company, at either (a) a base rate (the higher of (i) the rate of interest announced publicly by the Chase Manhattan Bank as its prime commercial lending rate or (ii) the federal funds rate plus 0.5%) plus a variable margin based on the Company's debt to EBITDA ratio which ranges from
 .25% to 1.25% in the case of the Tranche A term loan, the French Franc term loan, the Yen term loan, and the Revolving Credit Note, and 1% to 1.75% in the case of the Tranche B term loan or (b) LIBOR, as adjusted by the terms of the Credit Agreement, plus a variable margin based on the Company's debt to EBITDA ratio which ranges from 1.25% to 2.25% in the case of the

                                   PTI, INC.

Tranche A term loan, the French Franc term loan, and the Yen term loan, and 2% to 2.75% in the case of the Tranche B term loan. At December 31, 1998 the weighted-average interest rates on the Tranche A term loan, Tranche B term loan, French Franc term loan, Yen term loan, and the Revolving Credit Note were 7.0%, 7.5%, 5.1%, 2.2%, and 8.8%, respectively.

    Borrowings under the Credit Agreement are guaranteed by the Company and each of its direct and indirect wholly-owned subsidiaries, and such borrowings are collateralized by security interests in (a) all the common stock of the Company and each of its U.S. subsidiaries and 65% of the common stock of each foreign subsidiary and (b) all assets (subject to certain limitations) owned by the Company and its subsidiaries.

    The Credit Agreement contains certain covenants which limit the Company with respect to certain matters including, among other things, the ability to incur additional debt, pay dividends, make acquisitions, merge, grant or incur liens, guarantee obligations, make investments or loans, make capital expenditures, create subsidiaries or change its line of business. The Company is also required to satisfy certain financial covenants which require the Company to maintain specified financial ratios and comply with certain financial tests including a maximum leverage ratio; a minimum fixed charge coverage ratio; a minimum interest coverage ratio; and minimum levels of earnings before interest, taxes, depreciation and amortization. Prepayments of debt under the Credit Agreement may be made by the Company at any time provided certain conditions are met with respect to proper notice to the Lenders and minimum prepayment amounts.

    On January 17, 1997, in connection with the NAPP Acquisition, the Company borrowed $31,800,000 under the Tranche A term loan, $42,500,000 under the Tranche B term loan, $10,700,000 under the French Franc term loan, and $5,000,000 under the Yen term loan. The Tranche A term loan, the French Franc term loan and the Yen term loan are payable in quarterly installments commencing March 31, 1997 with the last installment payable on December 29, 2001. The Tranche B term loan is payable in quarterly installments commencing March 31, 1997 with the last installment payable on December 28, 2003. All principal payments under each of the term loans are accompanied by the accrued interest on the principal being repaid to the date of payment.

    The Company is required to prepay the term loan obligations (a) in the event the Company receives asset sale proceeds, as defined, in excess of levels set forth in the Credit Agreement, (b) within 100 days after the end of the fiscal year in an amount equal to 50% of excess cash flow, as defined, for the preceding fiscal year, and (c) in the event the Company receives proceeds from the termination of any defined benefit plan.

    Under the Revolving Credit Note, the Company has a borrowing limit equal to the lesser of $35,000,000 or the Borrowing Base (the sum of 85% of eligible receivables plus 50% of eligible inventory, as defined in the Credit Agreement), which amounted to $35,000,000 at December 31, 1998. The Company pays a commitment fee on the average daily unused portion of the Revolving Credit Note at the rate of 0.5% per annum.

SENIOR SUBORDINATED CREDIT NOTE

    In connection with the Grace Acquisition, the Company, through its wholly-owned subsidiary, Polyfibron, entered into a Senior Subordinated Credit Agreement (the "Subordinated Credit Agreement") with Citicorp Mezzanine Partners, L.P. ("CMP") whereby the Company issued to CMP a $40,000,000 note bearing interest at a rate of 13%, payable semiannually. The entire

                                   PTI, INC.

outstanding note amount is due in full on December 31, 2004. The Company may prepay the note in whole or in part any time after the first anniversary date, subject to minimum prepayment amounts at premiums which range from 105% of principal through December 31, 1996 to 101% of principal through December 31, 2000. No prepayments may be made against the note, however, unless (i) there are no amounts outstanding under the Credit Agreement discussed above and all commitments under the Credit Agreement have been terminated or (ii) the Credit Agreement expressly permits such payments or the required Banks thereunder have consented to such payment. Mandatory prepayments are required to be made, to the extent not used to prepay amounts under the Credit Agreement, in the event (a) the Company receives asset sale proceeds, as defined, in excess of levels set forth in the Subordinated Credit Agreement; (b) of a public offering of the Company's stock; or (c) the Company receives proceeds from the termination of any defined benefit pension plan. The payment of the principal and interest on the Senior Subordinate Note are subordinate and subject in right of payment to the prior payment in full of all obligations under the Credit Agreement.

    Borrowings under the Senior Subordinated Credit Note are guaranteed by the Company and each of its direct and indirect wholly-owned subsidiaries, and such borrowings are collateralized by security interests in (a) all common stock of the Company and each of its U.S. subsidiaries and 65% of the common stock of each foreign subsidiary and (b) all assets (subject to certain limitations) owned by the Company and its subsidiaries, after satisfaction of the Credit Agreement discussed above.

    The Subordinated Credit Agreement contains certain covenants which limit the Company with respect to certain matters including, among other things, the ability to incur additional debt, pay dividends, make acquisitions, merge, grant or incur liens, guarantee obligations, make investments or loans, make capital expenditures, create subsidiaries or change its line of business. The Company is also required to satisfy certain financial covenants which require the Company to maintain specified financial ratios and comply with certain financial tests including a minimum fixed charge coverage ratio and minimum levels of earnings before interest, taxes, depreciation and amortization.

    On December 29, 1994, the Company also entered into a Stock Purchase Warrant Agreement (the "Warrant Agreement") with CMP which grants to CMP, or its transferees or assigns, the right to purchase from the Company up to 150,000 shares of its Class B common stock at a price of $.01 per share. These warrants are exercisable from the date of the Warrant Agreement through December 29, 2004. The exercise price and the number of shares obtainable under the Warrant Agreement are subject to adjustment in the event the Company sells, or is deemed to have sold, additional shares of its common stock in the future, other than in connection with a permitted issuance, as defined in the Warrant Agreement.

10% PIK SUBORDINATED NOTES

    In connection with the Grace Acquisition, the Company issued to Grace a $9,500,000 PIK Subordinated Note bearing interest at a rate of 10%, payable semiannually. The Note may be prepaid at any time at the option of the Company (subject to the subordination provisions contained in the Note Agreement) through its maturity date on December 29, 2006, at which time the entire principal becomes due.

                                   PTI, INC.

    On March 15, 1996, the Company elected to exchange all of its 7.5% Series 1 Senior Preferred Stock held by Grace for a 10% PIK Subordinated Note in the aggregate principal amount of $10,390,400.

    Both PIK Notes are uncollateralized, subordinated obligations of the Company and rank (a) junior in right of payment to all existing and future Senior Debt (as defined for purposes of the Note), including obligations of the Company under the Credit Agreement and (b) senior in right of payment to or equal in right of payment with all existing and future subordinated indebtedness. Beginning June 15, 2000, these PIK notes require cash payment of interest.

CAPITALIZED LEASE OBLIGATION

    The capitalized lease obligation represents the present value due in future years for a warehouse under a noncancelable lease agreement. The Company has discontinued the use of the warehouse and the related asset was written off. The liability is payable in quarterly installments through December 2009. The net present value of future lease payments was $1,367,000 at December 31, 1998, of which $159,000 will be due within the next twelve months.

LONG-TERM DEBT

    Aggregate principal payments of long-term debt for the next five years and thereafter subsequent to December 31, 1998 are as follows (in thousands):

1999........................................................  $ 10,620
2000........................................................    11,548
2001........................................................    12,931
2002........................................................    13,341
2003........................................................    21,250
Thereafter..................................................    78,024
                                                              --------
                                                               147,714
Less amounts representing accrued interest..................     1,034
                                                              --------
                                                              $146,680
                                                              ========

7.  CAPITAL TRANSACTIONS:

COMMON STOCK

    The holder or holders of a majority of the outstanding shares of Class B common stock shall be entitled at any time to convert any or all of the Class B to Class A common stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A common stock, solely for the purpose of issuance upon the conversion of the Class B common stock, such number of shares of Class A common stock issuable upon conversion of all outstanding shares of Class B common stock.

    The Company has authorized the issue and sale of up to 150,000 warrants with an exercise price of $.01 per share, each of which may be exercised immediately for one share of Class B common stock at a purchase price of $.01 per share. The warrants expire December 29, 2004. The Company shall at all times reserve and keep available out of its authorized but unissued shares,

                                   PTI, INC.

solely for the purpose of issuance upon exercise of these warrants, the maximum number of shares issuable upon the exercise of these warrants.

    In addition, on December 29, 1994, the Company entered into a Registration Rights Agreement with a majority of its Class A and Class B shareholders whereby at any time the holders of a majority of the Investor Registrable Securities, as defined in the Registration Rights Agreement, and at any time after the fifth anniversary of the Registration Rights Agreement, the holders of the majority of the CMP Registrable Securities, as defined, may request registration, under the Securities Act of 1933 (the "Securities Act"), of all or part of their Registrable Securities, subject to certain conditions. The Registration Rights Agreement also grants to the parties certain rights in the event the Company proposes to register any of its stock under the Securities Act.

REDEEMABLE PREFERRED STOCK

    Also pursuant to the above-mentioned agreements, the Company authorized the issue and sale of up to 9,500 shares of its 7.5% Series 1 Senior Exchangeable Preferred Stock ("Senior Preferred Stock"), $1.00 par value, for a purchase price of $1,000 per share; up to 4,920 shares of its 14% Series 2 Junior Exchangeable Preferred Stock ("Series 2 Junior Preferred Stock"), $1.00 par value, for a purchase price of $1,000 per share; up to 756 shares of its 14% Series 3 Junior Exchangeable Preferred Stock ("Series 3 Junior Preferred Stock"), $1.00 par value, for a purchase price of $1,000 per share; and up to 3,500 shares of its 14% Series 4 Junior Exchangeable Preferred Stock ("Series 4 Junior Preferred Stock"), $1.00 par value, for a purchase price of $428.57 per share.

    Each share of the Senior Preferred Stock entitles its holder to receive an annual dividend of 7.5% of the liquidation value ($1,000 per share plus any and all accumulated and unpaid dividends), compounded semiannually. Each share of the Series 2, Series 3, and Series 4 Junior Preferred Stock entitles the holder to receive an annual dividend of 14% of the liquidation value, compounded semiannually. Such dividends accrue whether or not they have been declared and whether or not there are profits, surpluses, or other funds of the Company legally available for the payment of dividends. At the time the Company elects to pay dividends in cash, the payments will be distributed first among the holders of the Senior Preferred Stock based on the aggregate accrued but unpaid dividends on the shares, except that the Company may pay cash dividends of up to $1,000,000 per year on the Series 2 and Series 4 Junior Preferred Stock before paying cash dividends on any other stock. If the Company pays the full amount of dividends accrued with the respect to the Senior Preferred Stock, then the Company may elect to pay all or any portion of the dividends accrued with respect to the Series 2 Junior Preferred Stock. If the Company pays the full amount of dividends accrued with respect to the Series 2 Junior Preferred Stock, then the Company may elect to pay all or any portion of the dividends accrued with respect to the Series 3 Junior Preferred Stock. If the Company pays the full amount o dividends accrued with respect to the Series 3 Junior Preferred Stock then the Company may elect to pay all or any portion of the dividends accrued with respect to Series 4 Junior Preferred Stock.

    Upon any liquidation, dissolution, or winding up of the Company, the order of payments in cash equal to the aggregate liquidation value of each series of preferred stock is as follows: Series 1 Senior Preferred Stock, then Series 2 Junior Preferred Stock, then Series 3 Junior Preferred Stock, then Series 4 Junior Preferred Stock, and then the Company's other equity securities.

                                   PTI, INC.

    On December 29, 2006, the Company must redeem all issued and outstanding shares of its Preferred Stock, if any, at a price per share equal to the liquidation value. Also, subject to certain conditions contained within the debt agreements entered into in connection with the Acquisition, the Company may at any time redeem (i) first, all or any portion of the Senior Preferred Stock outstanding, (ii) second, all or any portion of the Series 2 Junior Preferred Stock outstanding, (iii) third, all or any portion of the Series 3 Junior Preferred Stock outstanding, and (iv) fourth, all or any portion of the Series 4 Junior Preferred Stock outstanding, each at a price per share equal to the liquidation value thereof. Also, if a Change of Control has occurred at the Company, the holders of a majority of each Series of Preferred Stock may require the Company to redeem all or any portion of such series of Preferred Stock at a price per share equal to the liquidation value thereof.

    On March 15, 1996, the Company elected to exchange all of its 7.5% Series 1 Senior Preferred Stock held by Grace for a 10% PIK Subordinated Note in the aggregate principal amount of $10,390,400. At any time after the exchange of all Senior Preferred Stock into PIK Subordinated Notes, the Series 2 Junior Preferred Stock, the Series 3 Junior Preferred Stock, and the Series 4 Junior Preferred Stock are exchangeable, respectively, into Series 2 Junior Notes, Series 3 Junior Notes, and Series 4 Junior Notes, at the option of the Company. Also, at any time after December 29, 1999, each holder of the Senior Preferred Stock, Series 2 Junior Preferred Stock, Series 3 Junior Preferred Stock, or Series 4 Junior Preferred Stock may elect to exchange all such holder's Preferred Stock for a PIK Subordinated Note of the same value.

    Net proceeds from the sales of preferred stock under the above-mentioned agreements yielded $16,675,500, in exchange for the issuance of 9,500 shares of Senior Preferred Stock, 4,919.5 shares of Series 2 Junior Preferred Stock, 756 shares of Series 3 Junior Preferred Stock, and 3,500 shares of Series 4 Junior Preferred Stock. In 1998, dividends of $1,431,000 accumulated on the Preferred Stock, of which $1,000,000 were paid in 1998.

    Components of Preferred Stock are as follows:

                                          SERIES 1      SERIES 2   SERIES 3   SERIES 4    TOTAL
                                          --------      --------   --------   --------   --------
12/31/95 balance........................  $ 5,430        $4,978     $  866     $1,507    $12,781
Accrue Dividends........................      160           663        126        501      1,450
Cash Dividends Paid.....................       --          (680)        --       (320)    (1,000)
Amortize Discount.......................       --            --         --        323        323
Convert to PIK Note.....................   (5,590)(a)        --         --         --     (5,590)
                                          -------        ------     ------     ------    -------
12/31/96 balance........................       --         4,961        992      2,011      7,964
Accrue Dividends........................       --           692        136        544      1,372
Cash Dividends Paid.....................       --          (680)       (24)      (319)    (1,023)
Amortize Discount.......................       --            --         --         93         93
                                          -------        ------     ------     ------    -------
12/31/97 balance........................       --         4,973      1,104      2,329      8,406
Accrue Dividends........................       --           693        160        578      1,431
Cash Dividends Paid.....................       --          (680)        --       (320)    (1,000)
Amortize Discount.......................       --            --         --        107        107
                                          -------        ------     ------     ------    -------
12/31/98 balance........................  $    --        $4,986     $1,264     $2,694    $ 8,944
                                          =======        ======     ======     ======    =======

--------------------

(a) Series 1 converted to PIK note on March 31, 1996.

                                   PTI, INC.

  NET INCOME PER COMMON SHARE

    In accordance with SFAS No. 128, "Earnings per Share," the Company presents basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. A reconciliation of basic EPS to diluted EPS and dual presentation on the face of the statement of income are also required.

    Calculation of per share earnings is as follows:

                                                         1998          1997          1996
                                                     ------------   ----------   ------------
                                                     (IN THOUSANDS EXCEPT PER SHARE FIGURES)
BASIC:
Net income (loss)..................................   $   19,343     $   (730)    $    4,752
Less: preferred stock dividends....................        1,431        1,372          1,450
                                                      ----------     --------     ----------
Income (loss) available to common shareholders.....       17,912       (2,102)         3,302
Weighted average common shares outstanding.........      855,000      851,250        850,000
Net income (loss) per share before extraordinary
  item, basic......................................   $    20.95     $   (.92)    $     3.88
Extraordinary item.................................           --        (1.55)            --
Net income (loss) per share, basic.................        20.95        (2.47)          3.88
DILUTED:
Net income (loss)..................................   $   19,343     $   (730)    $   (4,752)
Less: preferred stock dividends....................        1,431        1,372          1,450
                                                      ----------     --------     ----------
Income (loss) available to common shareholders.....       17,912       (2,102)         3,302
Weighted average common shares outstanding.........      855,000      851,250        850,000
Common stock equivalents...........................      150,000                     150,000
                                                      ----------     --------     ----------
Total weighted average shares......................    1,005,000      851,250      1,000,000
Net income (loss) per share before extraordinary
  item, diluted....................................   $    17.82     $   (.92)    $     3.30
                                                      ----------     --------     ----------
Extraordinary item.................................           --        (1.55)            --
Net income (loss) per share, diluted...............   $    17.82     $  (2.47)    $     3.30

    In 1997, common share equivalents are not included in the calculation of diluted earnings per share as they are anti-dilutive.

                                   PTI, INC.

8.  INCOME TAXES:

    The income tax provision for the years ended December 31, 1998, 1997 and 1996 consists of the following (in thousands):

                                                              1998       1997       1996
                                                            --------   --------   --------
Current income taxes:
  Federal.................................................  $ 7,800    $10,031     $2,380
  State...................................................    1,628      1,174        420
  Foreign.................................................    2,211      1,039        850
                                                            -------    -------     ------
                                                             11,639     12,244      3,650
                                                            -------    -------     ------
Deferred income taxes:
  Federal.................................................   (2,313)    (1,587)       187
  State...................................................     (415)      (181)         5
  Foreign.................................................    1,150        135       (394)
                                                            -------    -------     ------
                                                             (1,578)    (1,633)      (202)
                                                            -------    -------     ------
                                                            $10,061    $10,611     $3,448
                                                            =======    =======     ======

    The domestic and foreign components of income before income tax expense are as follows:

                                                              1998       1997       1996
                                                            --------   --------   --------
Domestic..................................................  $23,764    $ 7,830     $6,585
Foreign...................................................    5,640      3,373      1,615
                                                            -------    -------     ------
Total.....................................................   29,404     11,203      8,200
                                                            =======    =======     ======

                                   PTI, INC.

    The components of deferred taxes included in the balance sheet as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                1998       1997
                                                              --------   --------
Deferred tax assets:
  Accounts receivable.......................................  $    447   $    310
  Accrued pension and other benefits........................       824        716
  Miscellaneous accruals....................................     1,509      2,210
  Assets held for sale reserve..............................       696        783
  Intercompany and inventory-related transactions...........     2,634      1,266
  Intangible assets.........................................     4,413      3,322
  Net operating loss and credit carryforwards...............        --        261
  Foreign tax credit........................................        --        853
                                                              --------   --------
                                                                10,523      9,721
                                                              --------   --------
  Valuation allowance.......................................        --       (853)
                                                              --------   --------
  Tax assets................................................    10,523      8,868
                                                              --------   --------
Deferred tax liabilities:
  Fixed assets..............................................  $ (8,573)    (7,642)
  Other.....................................................    (2,052)    (1,248)
  Discount on notes.........................................    (1,746)    (1,922)
  Purchase accounting reserves and tax basis differences....    (5,941)    (7,336)
                                                              --------   --------
                                                               (18,312)   (18,148)
                                                              --------   --------
  Net deferred tax liabilities..............................  $ (7,789)  $ (9,280)
                                                              ========   ========

    The United States federal corporate tax rate reconciles to the effective tax rate as follows for the years ended December 31, 1998, 1997 and 1996 (in thousands):

                                                              1998       1997       1996
                                                            --------   --------   --------
Federal tax at statutory rate.............................  $10,193    $ 4,061     $2,692
State taxes, net of federal benefit.......................      788        791        281
Foreign taxes.............................................      769       (120)       257
Research and development write-off........................       --      3,976         --
Reduction of valuation allowance and increased tax
  credits.................................................   (1,107)        --         --
Research and experimental tax credits.....................     (259)        --         --
Other.....................................................     (323)     1,903        218
                                                            -------    -------     ------
                                                            $10,061    $10,611     $3,448
                                                            =======    =======     ======

                                   PTI, INC.

9.  COMMITMENTS AND CONTINGENCIES:

    The Company leases a variety of assets for use in its operations, including its corporate offices. Minimum rental payments under operating leases that have noncancelable lease terms in excess of twelve months are as follows (in thousands):

1999........................................................  $1,521
2000........................................................     924
2001........................................................     789
2002........................................................     601
2003........................................................     601
                                                              ------
Minimum lease payments......................................  $4,436
                                                              ======

    Rental expense under operating leases was $1,962,000, $1,101,000, and $1,080,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    The Company is subjected to lawsuits and claims arising out of the conduct of its business. Management and its counsel believe that these matters are without merit or will not have a material impact on the financial position or results of operations of the Company.

10.  RETIREMENT BENEFIT PLANS:

    The Company maintains three retirement benefit plans covering substantially all United States employees as follows:

CONTRIBUTORY BENEFIT PLAN

    The Company sponsors a qualified defined contribution plan covering substantially all full-time employees. The Company matches 50% of a participant's voluntary contributions up to a maximum of 3% of a participant's annual compensation. The Company can also make an additional contribution to the plan at the discretion of the Board of Directors. The Company's contribution expense for the years ended December 31, 1998, 1997 and 1996 was $722,600, $649,020, and $760,900, respectively.

NONCONTRIBUTORY BENEFIT PLAN

    Retirement benefits for all nonunion employees are also provided through a noncontributory defined contribution plan. Under the terms of the Plan, the Company contributes 5% of each covered employee's salary. For the years ended December 31, 1997, 1996 and 1995 the cost of the plan charged to operations was $1,567,860, $1,041,720, and $803,070, respectively.

DEFINED BENEFIT PLAN

    The Company maintains a pension plan designed to provide guaranteed minimum retirement benefits to all union employees at the Adams plant. It is the Company's policy to fund retirement costs to meet the minimum funding requirements as outlined by ERISA. Plan benefits are calculated using a combination of years of service, final average earnings and age. The minimum funding requirement for the year ended December 31, 1998 was $93,972. Due to the immaterial

                                   PTI, INC.

nature of this plan and the few number of employees covered, disclosures required by SFAS No. 132 have been omitted.

    In addition, at December 31, 1998 unfunded indemnity obligations of $1,040,600 have been recorded to accrue the present value of future indemnity obligations for eligible, active Rollin employees.

SEGMENT REPORTING

    In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for reporting information regarding operating segments and related disclosures about products and services, geographic areas and major customers.

    The Company is active in one business segment: designing, manufacturing and marketing products for the printing industry. The Company maintains sales and marketing operations in North America, Europe, Asia/Pacific and Latin America.

GEOGRAPHIC SEGMENT DATA

    Geographic information as of and for the years ended December 31, 1998, 1997 and 1996 is presented as follows:

                                                             1998       1997       1996
                                                           --------   --------   --------
Net Sales:
  North America..........................................  142,784    137,820     70,197
  Europe.................................................   56,911     49,951     52,139
  Asia/Pacific...........................................   16,858     18,242     17,915
  Latin America..........................................   11,403      8,496      6,326
                                                           -------    -------    -------
                                                           227,956    214,509    146,577
                                                           =======    =======    =======
Net Income (Loss):
  North America..........................................   14,428     (4,074)     2,686
  Europe.................................................    3,189      1,711        397
  Asia/Pacific...........................................     (456)        (6)       405
  Latin America..........................................    2,182      1,639      1,264
                                                           -------    -------    -------
                                                            19,343       (730)     4,752
                                                           =======    =======    =======
Total Assets:
  North America..........................................  130,870    124,774     62,090
  Europe.................................................   81,635     59,864     64,958
  Asia/Pacific...........................................   14,713     11,227     10,370
  Latin America..........................................    3,793      2,070      1,727
                                                           -------    -------    -------
                                                           231,011    197,935    139,145
                                                           =======    =======    =======

                                   PTI, INC.

12.  SUBSEQUENT EVENTS (UNAUDITED):

    The Company announced on January 22, 1999 that it signed a Definitive Agreement with Nippon Paint (USA), Inc. to acquire the stock of Supratech Systems, Inc. (SSI), a producer and marketer of waterwash flexographic plate material, located in Charlotte, North Carolina.

    On January 27, 1999, Polyfibron sold EEC, a business owned by the Company's French subsidiary. The Company received $1,569,000 for a portion of the net assets of EEC.

    The Company announced on February 19, 1999 that it signed a definitive agreement to be acquired by MacDermid Incorporated, headquartered in Waterbury, Connecticut. MacDermid is a company that supplies specialty chemicals and systems for the chemical treatment, surface preparation and electroplating of metal, plastic and other materials. This transaction is expected to be accounted for by a pooling of interests. The agreement, as amended provides for MacDermid to issue a minimum of 6,873,000 and a maximum of 7,127,000 shares of common stock.

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                   PTI, INC.
                       SELECTED QUARTERLY FINANCIAL DATA

                                                1998 BY QUARTERS ($ IN THOUSANDS EXCEPT PER SHARE DATA)
                                               ---------------------------------------------------------
                                                 MARCH       JUNE      SEPTEMBER   DECEMBER      TOTAL
                                               ---------   ---------   ---------   ---------   ---------
Net sales....................................   $56,258     $57,236     $54,692     $59,770    $227,956
Gross profit.................................    25,572      26,696      24,172      26,809     103,249
Net earnings available to common
  shareholders...............................     4,145       4,048       3,065       6,654      17,912
Diluted earnings per share...................      4.12        4.03        3.05        6.62       17.82

                                                1997 BY QUARTERS ($ IN THOUSANDS EXCEPT PER SHARE DATA)
                                               ---------------------------------------------------------
                                                 MARCH       JUNE      SEPTEMBER   DECEMBER      TOTAL
                                               ---------   ---------   ---------   ---------   ---------
Net sales....................................   $49,732     $55,330     $51,933     $57,514    $214,509
Gross profit.................................    21,058      23,809      23,480      27,745      96,092
Net income/(loss) before extraordinary
  item.......................................    (7,900)      1,585       2,847       4,060         592
Net earnings/(loss) available to common
  shareholders...............................    (9,560)      1,246       2,500       3,712      (2,102)
Earnings/(loss) per share before
  extraordinary item.........................     (9.69)       1.25        2.50        3.69        (.92)
Diluted earnings/(loss) per share............    (11.25)       1.25        2.50        3.69       (2.47)

                                   PTI, INC.

                          CONSOLIDATED BALANCE SHEETS

                                   UNAUDITED

                      JUNE 30, 1999 AND DECEMBER 31, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              JUNE 30,   DEC. 31,
                                                                1999       1998
                                                              --------   --------
Cash and cash equivalents...................................  $  2,148   $  3,950
Accounts receivable, net of allowance for doubtful accounts
  of $3,690 and $3,806 at June 30, 1999 and December 31,
  1998, respectively........................................    54,046     51,379
Inventories (Note 2)........................................    56,935     48,403
Deferred income taxes.......................................     2,613      2,734
Other current assets........................................     6,724      7,378
                                                              --------   --------
    Total current assets....................................   122,466    113,844
Property, plant and equipment, net (Note 2).................    90,126     87,234
Goodwill (net of accumulated amortization of $1,577 and
  $1,192 at June 30, 1999 and December 31, 1998,
  respectively).............................................    16,906     13,424
Intangible assets (net of accumulated amortization of
  $15,690 and $13,679 at June 30, 1999 and December 31,
  1998, respectively).......................................     6,796      8,162
Other assets................................................     9,033      8,347
                                                              --------   --------
    Total assets............................................  $245,327   $231,011
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt...........................  $ 11,834   $ 10,620
Accounts payable............................................    21,053     23,774
Salaries and related benefits...............................     6,419      7,578
Income taxes payable........................................     9,689      8,641
Accrued liabilities.........................................    10,887      8,836
                                                              --------   --------
    Total current liabilities...............................    59,882     59,449
Long-term debt..............................................   148,825    137,094
Deferred income taxes.......................................    10,111     10,523
Other liabilities...........................................     2,493      2,634
                                                              --------   --------
    Total liabilities.......................................   221,311    209,700
Commitments and Contingencies (Note 5)
Redeemable preferred stock at liquidation value:
  14% Series 2 junior exchangeable preferred stock..........     5,333      4,986
  14% Series 3 junior exchangeable preferred stock..........     1,355      1,264
  14% Series 4 junior exchangeable preferred stock, net of
    unamortized discount of $1,581 and $1,642 at June 30,
    1999 and December 31, 1998, respectively................     3,063      2,694
                                                              --------   --------
    Total redeemable preferred stock........................     9,751      8,944
Stockholders' equity:
  Class A common stock, $.01 par value, 1,005,000 shares
    authorized, 100 shares issued and outstanding...........        --         --
  Class B common stock, $.01 par value, 1,004,900 shares
    authorized, 854,900 shares issued and outstanding.......         9          9
  Capital in excess of par value............................       879        879
  Retained earnings/(deficit)...............................    20,137     13,425
  Accumulated other comprehensive income:
    Cumulative translation adjustment.......................    (6,760)    (1,946)
                                                              --------   --------
    Total stockholders' equity..............................    14,265     12,367
                                                              --------   --------
    Total liabilities and stockholders' equity..............  $245,327   $231,011
                                                              ========   ========

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                   UNAUDITED

                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1999        1998
                                                              ---------   ---------
Net sales...................................................  $ 120,177   $ 113,494
Cost of goods sold..........................................     68,953      61,226
                                                              ---------   ---------
Gross profit................................................     51,224      52,268
Selling and customer technical support expenses.............     17,537      14,681
General and administrative expenses.........................      9,311       9,336
Research and development expenses...........................      3,807       4,500
Amortization expense........................................      2,498       2,410
                                                              ---------   ---------
    Total operating expenses................................     33,153      30,927
Income from operations......................................     18,071      21,341
Other (income)/expense, net:
  Interest expense..........................................      6,955       6,997
  (Gain) on sale of assets (Note 4).........................     (1,426)         --
  Other (income)/expense, net...............................        414        (397)
                                                              ---------   ---------
    Total other (income)/expense............................      5,943       6,600
Income before taxes.........................................     12,128      14,741
Provision for income taxes..................................      4,609       5,861
                                                              ---------   ---------
Net income..................................................      7,519       8,880
Other comprehensive income/(loss):
  Foreign currency translation, net of tax..................     (3,130)        424
                                                              ---------   ---------
Comprehensive income........................................      4,389       9,304
Preferred stock dividends...................................        746         687
                                                              ---------   ---------
Net income available to common shareholders.................      6,773       8,193
                                                              =========   =========
Weighted average outstanding common shares:
  Basic.....................................................    855,000     855,000
  Diluted...................................................  1,005,000   1,005,000
Net earnings per common share:
  Basic.....................................................       7.92        9.58
  Diluted...................................................  $    6.74   $    8.15
                                                              =========   =========

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   UNAUDITED

                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                1999       1998
                                                              --------   --------
Cash flows from operating activities:
  Net income................................................  $  7,519   $  8,880
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     6,825      6,161
    (Gain) on sale of assets................................      (855)        --
    Deferred income taxes...................................      (196)      (401)
    Provision for doubtful accounts receivable..............       128         17
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable............    (4,492)    (3,405)
      (Increase) decrease in inventories....................    (9,716)    (3,248)
      (Increase) decrease in other current assets...........       665     (2,355)
      (Increase) decrease in other long-term assets.........      (253)    (1,709)
      Increase (decrease) in other long-term liabilities....       (55)      (468)
      Increase (decrease) in accounts payable and other
        current liabilities.................................        24         39
                                                              --------   --------
Net cash provided by (used in) operating activities.........      (406)     3,511
Cash flows from investing activities:
  Net investment in acquisitions............................   (11,667)        --
  Proceeds from sale of assets..............................     2,141         --
  Investment in long-term assets............................    (6,068)    (3,984)
                                                              --------   --------
Net cash used in investing activities.......................   (15,594)    (3,984)
Cash flows from financing activities:
  Repayments of debt........................................   (28,368)   (33,667)
  Borrowings from line of credit............................    44,920     33,563
  Bank overdraft and other..................................    (1,475)      (243)
                                                              --------   --------
Net cash provided by (used in) financing activities.........    15,077       (347)
Net effect of exchange rate changes on cash and cash
  equivalents...............................................      (879)       936
                                                              --------   --------
Net increase (decrease) in cash and cash equivalents........    (1,802)       116
Cash and cash equivalents, beginning of year................     3,950      1,244
                                                              --------   --------
Cash and cash equivalents, end of year......................  $  2,148   $  1,360
                                                              ========   ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $  5,357   $  5,553
  Income taxes paid.........................................  $  3,985   $  6,741

    The accompanying notes are an integral part of the financial statements.

                                   PTI, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

    1. The information furnished has been prepared from the accounts without audit. In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments necessary, consisting only of those of a normal recurring nature, to present fairly its consolidated financial position as of June 30, 1999 and the consolidated results of its operations and cash flows for the six months ended June 30, 1999 and 1998.

    While the Company believes that the disclosures presented are adequate to make the information not misleading, these statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company's financial statements, included elsewhere herein, for the year ended December 31, 1998.

    The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results expected for the full year.

    2.  Details of certain balance sheet captions are as follows (in thousands):

                                                          JUNE 30,   DEC. 31,
                                                            1999       1998
                                                          --------   --------
Inventories:
  Raw and packaging materials...........................    15,707     16,317
  Work in process.......................................     8,072      7,014
  Finished goods........................................    33,156     25,072
                                                          --------   --------
                                                          $56,935    $ 48,403
                                                          ========   ========
Property and equipment:
  Land..................................................     5,756      5,705
  Buildings.............................................    41,237     39,731
  Machinery and equipment...............................    80,731     76,433
  Construction in progress..............................     9,411     12,756
                                                          --------   --------
                                                           137,135    134,625
  Accumulated depreciation..............................   (46,455)   (47,391)
                                                          --------   --------
                                                          $ 90,680   $ 87,234
                                                          ========   ========

                                   PTI, INC.

    3. The calculation of per share earnings is as follows (amounts in thousands except per share):

                                THREE MONTHS ENDED      THREE MONTHS ENDED       SIX MONTHS ENDED
                                     MARCH 31,               JUNE 30,                JUNE 30,
                               ---------------------   ---------------------   ---------------------
                                 1999        1998        1999        1998        1999        1998
                               ---------   ---------   ---------   ---------   ---------   ---------
BASIC:
Net income...................  $   3,258   $   4,488   $   4,261   $   4,392   $   7,519   $   8,880
Less: preferred stock
  dividends..................        373         343         373         344         746         687
                               ---------   ---------   ---------   ---------   ---------   ---------
Net income available to
  common shareholders........      2,885       4,145       3,888       4,048       6,773       8,193
Weighted average common
  shares outstanding.........    855,000     855,000     855,000     855,000     855,000     855,000
Net income per share,
  basic......................  $    3.37   $    4.85   $    4.55   $    4.73   $    7.92   $    9.58
                               =========   =========   =========   =========   =========   =========
DILUTED:
Net income...................  $   3,258   $   4,488   $   4,261   $   4,392   $   7,519   $   8,880
Less: preferred stock
  dividends..................        373         343         373         344         746         687
                               ---------   ---------   ---------   ---------   ---------   ---------
Net income available to
  common shareholders........      2,885       4,145       3,888       4,048       6,773       8,193
Weighted average common
  shares outstanding.........    855,000     855,000     855,000     855,000     855,000     855,000
Common stock equivalents.....    150,000     150,000     150,000     150,000     150,000     150,000
                               ---------   ---------   ---------   ---------   ---------   ---------
Total weighted average
  shares.....................  1,005,000   1,005,000   1,005,000   1,005,000   1,005,000   1,005,000
Net income per share,
  diluted....................  $    2.87   $    4.12   $    3.87   $    4.03   $    6.74   $    8.15
                               =========   =========   =========   =========   =========   =========

    4.  Acquisitions and Dispositions:

    In March 1999, PTI acquired all of the outstanding stock of International Composites Corporation, Inc., located in Vancouver, Washington for $6.0 million. This transaction is being accounted for as a purchase business combination. The excess of the purchase price over the fair value of identifiable net assets amounted to $3.6 million. PTI will amortize this goodwill using the straight line method over its estimated useful life of twenty years. International Composites Corporation has been renamed Axcyl, Inc. Axcyl manufactures sleeve systems which are complementary to the products manufactured by Axcyl S.A. in France.

    In February 1999, PTI acquired all of the outstanding stock of Supratech, Inc., a Delaware corporation, from Nippon Paint (USA) Inc. and Nippon Paint Co., Ltd. for $5.6 million. The transaction is being accounted for as a purchase business combination. The excess of the purchase price over the fair value of identifiable assets amounted to $0.4 million. PTI will amortize this goodwill using the straight line method over its estimated useful life of twenty years. Supratech produces and markets waterwash, flexographic plate material.

    In January 1999, PTI sold EEC, a business owned by its French subsidiary. PTI received $1.6 million for a portion of the net assets of EEC and recorded an after-tax gain of $0.5 million. In June 1999, PTI sold textile blanket splicing equipment and recorded an after tax gain on the sale of $0.3 million. Neither the sale of the EEC business nor the textile equipment is not expected to have a material impact on PTI's future operations.

                                   PTI, INC.

    In December 1998, PTI acquired all of the outstanding stock of Jager Jeune, S.A., a French company, primarily engaged in the conversion and distribution of offset printing blankets.

    In April 1998, PTI acquired all of the outstanding stock of Axcyl Composite, S.A., a French company, which manufactures sleeve systems made of advanced composite materials for use in flexographic printing applications.

    The operating results of the above acquisitions, all of which were accounted for under the purchase method of accounting, have been included in the consolidated statements of operations from the date of acquisition. The following unaudited pro forma information has been prepared assuming all acquisitions occurred at the beginning of the respective periods (dollars in thousands except per share):

                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
                                                              (UNAUDITED)
Net sales...............................................  $121,894   $126,636
Cost of goods sold......................................    69,963     70,354
Net income..............................................     7,532      8,954
Earnings per share:
  Basic.................................................      7.94       9.67
  Diluted...............................................      6.75       8.23

    5.  Selected Quarterly Financial Data ($ in thousands except per share):

                                                         1999 BY QUARTERS
                                                  ------------------------------
                                                   MARCH       JUNE     JUNE YTD
                                                  --------   --------   --------
Net sales.......................................  $57,086    $63,091    $120,177
Gross profit....................................   24,020     27,204      51,224
Net income......................................    3,258      4,261       7,519
Net earnings available to common shareholders...    2,885      3,888       6,773
Diluted earnings per share......................     2.87       3.87        6.74

                                                         1998 BY QUARTERS
                                                  ------------------------------
                                                   MARCH       JUNE      TOTAL
                                                  --------   --------   --------
Net sales.......................................  $56,258    $57,236    $113,494
Gross profit....................................   25,572     26,696      52,268
Net income......................................    4,488      4,392       8,880
Net earnings available to common shareholders...    4,145      4,048       8,193
Diluted earnings per share......................     4.12       4.03        8.15

                                   PTI, INC.

    6.  Commitments and Contingencies:

    The Company leases a variety of assets for use in its operations, including its corporate offices. Minimum rental payments under operating leases that have noncancelable lease terms in excess of twelve months are as follows (in thousands):

1999........................................................  $1,521
2000........................................................     924
2001........................................................     789
2002........................................................     601
2003........................................................     601
                                                              ------
Minimum lease payments......................................  $4,436
                                                              ======

    The Company is subjected to lawsuits and claims arising out of the conduct of its business. Management believes that these matters are without merit or will not have a material impact on the financial position or results of operations of the Company.

                                   APPENDIX A

                          PLAN AND AGREEMENT OF MERGER

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------
SECTION 1.    DEFINITIONS.................................................     A-6
SECTION 2.    MERGER......................................................    A-12
    2.1       General.....................................................    A-12
    2.2       Closing.....................................................    A-12
    2.3       Actions at Closing..........................................    A-12
    2.4       Effect of Merger............................................    A-12
    2.5       Buyer Warrants..............................................    A-14
    2.6       Anti-Dilution...............................................    A-14
SECTION 3.    REPRESENTATIONS AND WARRANTIES OF SELLER....................    A-15
    3.1       Organization, Qualification, and Corporate Power............    A-15
    3.2       Authorization of Merger.....................................    A-15
    3.3       Noncontravention............................................    A-15
    3.4       Capitalization of Seller and its Subsidiaries...............    A-15
    3.5       Subsidiaries................................................    A-16
    3.6       Financial Statements........................................    A-16
    3.7       Litigation..................................................    A-16
    3.8       Absence of Certain Developments.............................    A-16
    3.9       Taxes.......................................................    A-18
    3.10      Environmental, Health, and Safety Matters...................    A-19
    3.11      Employee Benefit Plans......................................    A-19
    3.12      Proprietary Rights..........................................    A-21
    3.13      Year 2000...................................................    A-22
    3.14      Inventories.................................................    A-23
    3.15      Accounts Receivable.........................................    A-23
    3.16      Tangible Property...........................................    A-23
    3.17      Books and Records...........................................    A-23
    3.18      Brokers' Fees...............................................    A-24
    3.19      Tax-Free Reorganization Representations.....................    A-24
    3.20      Pooling of Interest Treatment...............................    A-24
    3.21      Certain Contracts...........................................    A-25
    3.22      Absence of Improper Payments................................    A-25
    3.23      Insurance...................................................    A-25
    3.24      Employees...................................................    A-26
    3.25      Disclosure..................................................    A-26
SECTION 4.    CVC REPRESENTATIONS AND WARRANTIES..........................    A-26
    4.1       Organization and Corporate Power............................    A-26
    4.2       Authorization of Merger.....................................    A-26
    4.3       Noncontravention............................................    A-26
    4.4       Agency Agreement............................................    A-26
    4.5       CVC Shares..................................................    A-26
    4.6       Securities Law Issues.......................................    A-26

                                                                              PAGE
                                                                            --------
    4.7       Tax-Free Reorganization.....................................    A-27
    4.8       Pooling of Interest Treatment...............................    A-27
    4.9       Disclosure..................................................    A-27
SECTION 5.    REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB......    A-27
    5.1       Organization, Qualification, and Corporate Power............    A-27
    5.2       Authorization of Merger.....................................    A-27
    5.3       Noncontravention............................................    A-28
    5.4       Capitalization..............................................    A-28
    5.5       SEC Filings.................................................    A-28
    5.6       Financial Statements........................................    A-28
    5.7       Litigation..................................................    A-29
    5.8       Absence of Certain Developments.............................    A-29
    5.9       Taxes.......................................................    A-29
    5.10      Environmental, Health, and Safety Matters...................    A-29
    5.11      Employee Benefit Plans......................................    A-30
    5.12      Broker's Fee................................................    A-31
    5.13      Tax-Free Reorganization Representations.....................    A-31
    5.14      Pooling of Interest Treatment...............................    A-32
    5.15      Disclosure..................................................    A-32
SECTION 6.    COVENANTS...................................................    A-32
    6.1       General.....................................................    A-32
    6.2       Joint Proxy Statement -- Prospectus and S-4 Registration
                Statement; Stockholder Approval; NYSE Listing.............    A-32
    6.3       Other Regulatory Matters and Approvals......................    A-34
    6.4       Seller's Interim Operation of Business......................    A-35
    6.5       Covenants of Buyer..........................................    A-36
    6.6       Access......................................................    A-37
    6.7       Notice of Developments......................................    A-38
    6.8       Acquisition Proposals.......................................    A-38
    6.9       Board of Directors..........................................    A-38
    6.10      Financing...................................................    A-38
    6.11      Press Releases and Public Announcements.....................    A-39
    6.12      Covenants of CVC............................................    A-39
SECTION 7.    CONDITIONS TO CLOSING.......................................    A-40
    7.1       Joint Conditions to Obligations of Buyer, Merger Sub and
                Seller....................................................    A-40
    7.2       Conditions to Obligations of Buyer and Merger Sub...........    A-40
    7.3       Conditions to Obligations of Seller.........................    A-42
SECTION 8.    INDEMNIFICATION.............................................    A-42
    8.1       Agreements to Indemnify.....................................    A-42
    8.2       Limitations on Indemnification..............................    A-43
    8.3       Method of Asserting and Resolving Claims....................    A-44
SECTION 9.    TERMINATION AND ITS CONSEQUENCES............................    A-46
    9.1       Termination of Agreement....................................    A-46

                                                                              PAGE
                                                                            --------
    9.2       Effect of Termination.......................................    A-46
    9.3       Termination Fee.............................................    A-46
SECTION 10.   MISCELLANEOUS...............................................    A-47
   10.1       Representations and Survival................................    A-47
   10.2       No Third Party Beneficiaries................................    A-47
   10.3       Entire Agreement............................................    A-47
   10.4       Succession and Assignment...................................    A-47
   10.5       Counterparts and Delivery...................................    A-47
   10.6       Notices.....................................................    A-47
   10.7       Governing Law...............................................    A-48
   10.8       Consent to Jurisdiction.....................................    A-48
   10.9       Waiver of Jury Trial........................................    A-48
   10.10      Amendments and Waivers......................................    A-48
   10.11      Construction................................................    A-48
   10.12      Time is of the Essence; Computation of Time.................    A-49
   10.13      Specific Performance........................................    A-49

SCHEDULES

Seller Schedules

2.4(e)    Distribution of Buyer Shares Among Seller Stockholders
3.1       Organization, Qualification and Corporate Power
3.3       Seller Noncontravention
3.4       Capitalization of Seller and Subsidiaries
3.5       Subsidiaries
3.6       Financial Statements
3.7       Litigation
3.8       Absence of Certain Developments
3.9(a)    Tax Returns of Seller Subject to IRS Audit
3.9(b)    Tax Indemnification, Tax Allocation and Tax Sharing
            Agreements
3.10(a)   Non-Compliance with Environmental, Health and Safety Matters
3.10(b)   Environmental Investigations, Studies, Reviews, Audits,
            Tests and Other Analyses
3.11      Employee Benefit Plans
3.12      Proprietary Rights
3.14      Inventories
3.16      Real Property
3.17      Books and Records
3.20      Seller Affiliates
3.21(a)   Contracts
3.23      Insurance
3.24      Employees

Buyer's Schedules

5.3       Buyer Noncontravention
5.4       Capitalization
5.6       Financial Statements
5.8       Absence of Certain Developments
5.9(a)    Tax Returns of Buyer Subject to IRS Audit Tax
            Indemnification, Tax Allocation and Tax Sharing
5.9(b)    Agreements
5.10      Environmental, Health and Safety Matters

Other Schedules

1         Seller Stockholders
6.4(g)    Increases in Compensation or Fringe Benefits; Bonuses

EXHIBITS

EXHIBIT A  Form of Agency Agreement
EXHIBIT B  Form of Escrow Agreement
EXHIBIT C  Form of Registration Rights Agreement
EXHIBIT D  Form of Seller Affiliate Agreement

                          PLAN AND AGREEMENT OF MERGER

    This Plan and Agreement of Merger is entered into as of February 18, 1999, by and among MacDermid, Incorporated, a Connecticut corporation ("BUYER"), MCD Acquisition Corp., a Delaware corporation ("MERGER SUB") and wholly owned subsidiary of Buyer, PTI, Inc., a Delaware corporation ("SELLER"), and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"). Buyer, Merger Sub, Seller, and CVC are referred to collectively herein as the "PARTIES."

                                    RECITALS

    The respective boards of directors of Buyer and Seller have approved this agreement and declared its advisability, having determined that it would be consistent with and in furtherance of the long-term business strategy of Buyer and Seller, as applicable, and that it would be fair to and in the best interests of Buyer, Seller and their respective stockholders, to engage in a transaction whereby Seller and the Merger Sub will merge on the terms described herein (the "MERGER").

    For federal income tax purposes, it is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and that as a consequence each Seller Stockholder will not recognize income or loss for federal income tax purposes except to the extent they receive cash in lieu of fractional shares or as a holder of Dissenting Shares (as defined herein).

    Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

    SECTION 1.  DEFINITIONS.

    In this Agreement:

    "AAA RULES" has the meaning given to that term in Section 8.3.

    "AGENCY AGREEMENT" means that certain agreement, to be dated as of the Closing Date, among CVC, the Management Representative, all other Seller Stockholders (other than Seller Stockholders who have perfected dissenters rights) and CMP, which agreement shall be in substantially the form of EXHIBIT A hereto.

    "ACQUISITION PROPOSAL" means, with respect to any Person, any proposal (other than any proposal with respect to the Merger) regarding (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving that Person or any Subsidiary of that Person; (ii) any sale, lease, exchange, transfer or other disposition of the assets of that Person or any of its Subsidiaries; and (iii) any offer to purchase, tender offer, exchange offer or any similar transaction or series of related transactions made by any other Person involving the outstanding shares of any class of capital stock of that Person or the filing of any Statement on
Schedule 14D-1 with the SEC in connection therewith.

    "AFFILIATE" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, "CONTROL" (including, with its correlative meanings, "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

    "ARBITRATION NOTICE" has the meaning given to that term in Section 8.3.

    "BENEFIT PLAN" has the meaning given to that term in Section 3.11.

    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday or Friday that banks located in New York, New York are not required or permitted by law to be closed.

    "BUYER AFFILIATE" has the meaning given to that term in Section 6.2(i).

    "BUYER BOARD OF DIRECTORS" means the board of directors of Buyer as constituted from time to time.

    "BUYER COMMON STOCK" means Buyer Common Stock, no par value per share.

    "BUYER SHARE" means a share of Buyer Common Stock issued in the Merger.

    "BUYER SPECIAL MEETING" means a meeting of holders of Buyer Common Stock at which such holders will vote on a proposal to approve this Agreement.

    "BUYER STOCKHOLDER APPROVAL" means the affirmative vote of the holders of a majority of the outstanding shares of Buyer Common Stock in favor of the approval of the Merger Agreement in accordance with the certificate of incorporation and bylaws of Buyer and the NYSE Rule.

    "BUYER WARRANTS" means the Escrow Warrant and the Closing Warrant to purchase Buyer Shares issued pursuant to Section 2.5 in substitution for the CMP Warrant.

    "CERTIFICATE OF MERGER" has the meaning given to that term in Section 2.3.

    "CLAIM NOTICE" has the meaning given to that term in Section 8.3.

    "CLOSING" and "CLOSING DATE" have the meanings given to those terms in
Section 2.2.

    "CLOSING WARRANT" means the warrant to purchase Buyer Shares as defined in
Section 2.5(c).

    "CMP" means Citicorp Mezzanine Partners, L.P.

    "CMP WARRANT" means the warrant to purchase 150,000 shares of Seller
Class B Common Stock at an exercise price of $.01 per share issued to CMP as of December 29, 1994.

    "CODE" means the Internal Revenue Code of 1986, as amended.

    "COMPUTER SYSTEMS" means computer software, computer firmware, computer hardware (whether general or special purpose), and other similar or related items of automated, computerized, and/or software system(s), including but not limited to microprocessors that control telecommunication systems, elevators, diagnostic equipment, HVAC systems, automated assembly lines or other operating systems of Seller or any of its Subsidiaries.

    "CONFIDENTIAL INFORMATION" has the meaning given to that term in
Section 6.6.

    "CONTRACT" means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, benefit plan or practice or other agreement, arrangement, obligation, instrument or commitment of any nature, whether written or oral.

    "CREDIT AGREEMENT" means (i) a certain Amended and Restated Credit Agreement dated January 17, 1997 with Banque Paribas as Agent and (ii) a certain Senior Subordinated Credit Agreement, as amended, dated December 29, 1994 with CMP.

    "CURRENT MARKET PRICE" means the price per share of Buyer Common Stock, with respect to any specific date, as determined by taking the average of the daily closing prices per share of Buyer Common Stock as traded on the NYSE for the thirty (30) consecutive trading days ending immediately prior to such date, rounded to the nearest cent, and ignoring the highest and lowest daily closing prices during such period.

    "CVC SHARES" has the meaning given to that term in Section 4.5.

    "DGCL" means the General Corporation Law of the State of Delaware, as amended from time to time.

    "DOJ" has the meaning given to that term in Section 6.3.

    "DAMAGES" has the meaning given to that term in Section 8.1.

    "DISSENTING SHARES" means all Seller Shares whose holders have perfected dissenters' rights under Section 262 of the DGCL.

    "EFFECTIVE TIME" has the meaning given to that term in Section 2.4(a).

    "ESCROW AGENT" means State Street Bank and Trust Company, a Massachusetts trust company, or a successor Escrow Agent under the terms of the Escrow Agreement.

    "ESCROW AGREEMENT" means the agreement by and among the Escrow Agent, Buyer, CVC and the Management Representative and substantially in the form of EXHIBIT B attached hereto, with such changes as the Escrow Agent may reasonably request.

    "ESCROW RATIO" has the meaning given to that term in Section 2.4(h).

    "ESCROW SHARES" means the Buyer Shares deposited with the Escrow Agent as of the Closing in accordance with the terms of Section 2.4(h) and the Escrow Agreement.

    "ESCROW WARRANT" means the warrant to purchase Buyer Shares as defined in
Section 2.5(b).

    "ENVIRONMENTAL, HEALTH, AND SAFETY REQUIREMENTS" means all federal, state, local and foreign statutes, regulations ordinances and other provisions having the force or effect of law, each as amended, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials or noise.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended and the regulations and formal interpretations issued thereunder.

    "ERISA AFFILIATE" means any Person who, together with Seller, could be treated as a single employer under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

    "FINANCIAL STATEMENTS" has the meaning given to that term in Section 3.6.

    "FTC" has the meaning given to that term in Section 6.3.

    "GAAP" means, at any time, the United States generally accepted accounting principles as in effect at that time.

    "GRACE AGREEMENT" means that certain Grace Printing Products Restated Worldwide Purchase and Sale Agreement, dated as of October 14, 1994, among Seller, Print Tech International, Inc., W. R. Grace & Co., W. R. Grace & Co. -- Conn., Grace S. A. and the other parties named therein.

    "GOVERNMENTAL ENTITY" means any administrative agency, commission, court or other governmental authority or instrumentality, domestic or foreign, including any government-sponsored corporation having regulatory authority under law.

    "HAZARDOUS MATERIAL" means any pollutant, contaminant, hazardous material, hazardous waste, toxic substance or hazardous substance as defined under the Comprehensive Environmental

Response, Compensation, and Liability Act, 42 U.S.C. Sections 9601 ET SEQ., or the Resource Conversation and Recovery Act., 42 U.S.C. Sections 6901 ET SEQ., the Clean Water Act, 33 U.S.C. Section 1251, ET SEQ., the Toxic Substance Control Act, 15 U.S.C. Sections 2601, ET SEQ. or any other federal, state or local law relating to safety, health, or environmental protection or any regulations promulgated under any of the foregoing, and specifically includes oil and any other petroleum derived products, asbestos, polychlorinated biphenyls (PCBs) and radiation.

    "HSRA" means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended from time to time.

    "INDEMNIFIED PARTY" has the meaning given to that term in Section 8.1.

    "INDEMNIFYING PARTY" has the meaning given to that term in Section 8.1.

    "INDEMNITY THRESHOLD" shall have the meaning set forth in Section 8.2(c).

    "IRS" means the Internal Revenue Service.

    "JOINT PROXY STATEMENT -- PROSPECTUS" means the Joint Proxy Statement -- Prospectus which will be a part of the S-4 Registration Statement and by which
(i) Buyer will solicit proxies from the holders of Buyer Common Stock to vote in favor of the approval of this Agreement at the Buyer Special Meeting and (ii) Seller will either solicit proxies or written consents from the holders of Seller Voting Shares to approve this Agreement.

    "LIABILITY" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

    "LOSS CONTINGENCY" means an existing condition, situation, or set of circumstances involving uncertainty as to possible Liability to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

    "MANAGEMENT REPRESENTATIVE" means the Seller Stockholder designated in the Agency Agreement as the agent of those Seller Stockholders who are identified in such agreement as "MANAGEMENT STOCKHOLDERS."

    "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any change in or effect on the business of that Person or any of its Subsidiaries that, in the aggregate, is or reasonably could be expected to be materially adverse to the business, operations (including the income statement), properties (including intangible properties), condition (financial or otherwise), assets, liabilities, regulatory status or prospects of that Person and its Subsidiaries taken as a whole.

    "MERGER SUB" means MCD Acquisition Corp., a Delaware corporation wholly-owned by Buyer and formed solely for the purpose of consummating the Merger.

    "NYSE" means the New York Stock Exchange.

    "NYSE RULE" means the rule of the NYSE requiring that proxies be solicited from the shareholders of any listed corporation which issues stock in an amount exceeding 20% of its then-existing capital stock.

    "ORDINARY COURSE" means with respect to any Person, in the ordinary course of that Person's business consistent with past custom and practice, including as to the quantity, quality and frequency.

    "PERSON" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

    "PREFERRED EXCHANGE SHARES" means the Buyer Shares issued in the Merger to the holders of Seller Preferred Shares pursuant to Section 2.4(e).

    "PROPRIETARY RIGHTS" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

    "RECAPITALIZATION" has the meaning given to that term in Section 2.6.

    "REGISTRATION RIGHTS AGREEMENT" means that certain Registration Rights Agreement by and among Buyer, CVC and CMP that shall be executed and delivered as of the Closing in substantially the form of EXHIBIT C hereto.

    "REPRESENTATIVES" means each of the applicable Person's directors, officers, employees, agents, representatives and advisors.

    "RESPONSE NOTICE" has the meaning given to that term in Section 8.3.

    "S-4 REGISTRATION STATEMENT" shall mean the registration statement referenced in Section 6.2(a) that includes the Joint Proxy Statement -- Prospectus, or such other registration statement as the SEC may require in connection with the Merger.

    "SEC" means the Securities and Exchange Commission.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "SECURITY INTEREST" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, equity or other encumbrance, other than (a) statutory liens for current taxes or other governmental charges, (b) mechanics and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governments or agencies which are not violated by any current or presently proposed use or operation, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to any real property which do not materially impair the current occupancy, use or value of that Property and which have been disclosed in SCHEDULE 3.16, (e) liens for Taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (f) purchase money liens and liens securing rental payments under capital lease arrangements, and (g) other liens arising in the Ordinary Course and not incurred in connection with the borrowing of money.

    "SELLER AFFILIATE" means a Person listed on SCHEDULE 3.20.

    "SELLER AFFILIATE AGREEMENT" means the agreement referenced in Section 6.2(h), which agreement shall be in the form of EXHIBIT D attached hereto.

    "SELLER COMMON RATIO" means with respect to any holder of Seller Common Shares, the number of Seller Common Shares held by that Person immediately prior to the Closing divided by the total number of Seller Common Shares outstanding at that time on a pro forma basis assuming the purchase of all Seller Common Shares then purchasable upon the exercise of the CMP Warrant.

    "SELLER COMMON SHARE" means a share of Seller Class A Common Stock, par value $.01 per share, or Seller Class B Common Stock, par value $.01 per share.

    "SELLER BOARD OF DIRECTORS" means the board of directors of Seller as constituted from time to time.

    "SELLER INVENTORY" has the meaning given to that term in Section 3.14.

    "SELLER PREFERRED SHARE" means a share of Series 2 Junior Exchangeable 14.0% Preferred Stock, $1.00 par value per share, or Series 3 Junior Exchangeable 14.0% Preferred Stock, par value $1.00 per share, or Series 4 Junior Exchangeable 14.0% Preferred Stock, par value $1.00 per share.

    "SELLER SHARE" means any issued and outstanding share of Seller's capital stock.

    "SELLER STOCKHOLDER" means a holder of any Seller Share immediately prior to the Closing.

    "SELLER STOCKHOLDER AGREEMENT" means that certain agreement dated as of December 29, 1994 by and among Seller, CVC, CMP, David R. Beckerman, Thomas C. Weaver and the other Persons specified on SCHEDULE 1 hereto.

    "SELLER STOCKHOLDER APPROVAL" means the affirmative vote in favor of a proposal to approve this Agreement, at a meeting or by written consent, of the holders of a majority of each class of Seller Voting Shares entitled to vote thereon in accordance with the certificate of incorporation and bylaws of Seller and Section 251(c) of the DGCL.

    "SELLER VOTING SHARE" means a Seller Share entitled to vote on the Merger.

    "SENIOR SUBORDINATED CREDIT NOTES" means those promissory notes issued in connection with the Credit Agreements.

    "SUBSIDIARY" means any corporation, partnership, limited liability company or other organization, whether or not incorporated, with respect to which a specified Person owns (directly or indirectly through one or more Subsidiaries thereof) at least twenty-five percent (25%) of the voting securities or equity interests or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

    "SURVIVING CORPORATION" means Seller as in existence after the Effective
Time.

    "TAX" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including without limitation under Section 59A of the Code), customs, duties, real property, personal property, capital stock, intangibles, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not).

    "TAX AFFILIATE" means a Subsidiary of Seller and any affiliated, combined, or unitary group of which Seller or any Subsidiary is or was a member.

    "TAX RETURN" means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment or other modification thereof).

    "10% PIK SUBORDINATED NOTES" means those certain promissory notes dated December 29, 1994 and March 15, 1996, the holder of which is W.R. Graced.

    "TERMINATION FEE" shall have the meaning given to that term in Section 9.2

    "WARRANT SHARES" has the meaning set forth in Section 2.5(a).

    "YEAR 2000 COMPLIANT" has the meaning given to that term in Section 3.13.

    SECTION 2.  MERGER.

    2.1 GENERAL. On and subject to the terms and conditions of this Agreement, the Merger will take place at the Effective Time. The structure of the Merger will be a reverse merger of Merger Sub with and into Seller, with Seller being the Surviving Corporation. The Parties will take all steps necessary to cause the Merger to comply with applicable requirements of the DGCL regarding corporate mergers.

    2.2 CLOSING. The closing of the transactions contemplated by this Agreement (the "CLOSING" shall take place at the offices of Nutter, McClennen & Fish, LLP in Boston, Massachusetts, commencing at 10:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at or after the Closing itself) or such other date as the Parties may mutually determine) (the "CLOSING DATE").

    2.3 ACTIONS AT CLOSING. At the Closing, (i) Seller and, as applicable, the Seller Stockholders will deliver to Merger Sub and Buyer the various certificates, instruments, and documents referred to in Section 7.2,
(ii) Merger Sub and Buyer will deliver to Seller the various certificates, instruments, and documents referred to in Section 7.3, (iii) Seller and Merger Sub will file with the Secretary of State of Delaware a certificate of merger in due and proper form (the "CERTIFICATE OF MERGER"), (iv) Buyer will deliver to CVC, as agent for the Seller Stockholders, the certificates evidencing the Buyer Shares (other than the Escrow Shares) issued in the Merger in exchange for all of the certificates representing the Seller Shares, together with checks representing amounts of cash payable in lieu of fractional shares, if any, which each Seller Stockholder is entitled to receive, (v) Buyer will deliver to CVC, as agent for CMP, the Closing Warrant, and (vi) Buyer will deliver to the Escrow Agent, the certificates evidencing the Escrow Shares and the Escrow Warrant.

    2.4  EFFECT OF MERGER.

    (a) GENERAL. The Merger shall become effective at the time (the "EFFECTIVE TIME") the Certificate of Merger is accepted for filing by the Secretary of State of Delaware. The Merger shall have the effect set forth under relevant provisions of the DGCL. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of the Merger Sub in order to fully carry out and effectuate the Merger.

    (b) CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time will, pursuant to the terms of the Certificate of Merger, become the Certificate of Incorporation of the Surviving Corporation.

    (c) BY-LAWS. The By-laws of Merger Sub as in effect immediately prior to the Effective Time will remain unchanged by the Merger and be the By-laws of the Surviving Corporation.

    (d) DIRECTORS AND OFFICERS. The directors and officers of Merger Sub in office immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation.

    (e) CONVERSION OF SELLER SHARES. Subject to the provisions of Section 2.4(h), at and as of the Effective Time, (i) each holder of Seller Preferred Shares then outstanding shall by virtue of the Merger be entitled to receive that number of Buyer Shares, rounded to the nearest thousandth, equal to the quotient obtained by dividing (X) the aggregate liquidation value of the Preferred Shares held by such holder plus any and all accumulated and unpaid dividends thereon to but not including the Effective Time by (Y) the Current Market Price as of the Closing Date (the Buyer Shares delivered pursuant to this Section 2.4(e)(i) to all holders of Seller Preferred Shares being collectively referred to as the "PREFERRED EXCHANGE SHARES"); and (ii) each holder of Seller Common Shares then outstanding, other than any holder of Dissenting Shares, shall by virtue of the Merger be entitled to receive that number of Buyer Shares, rounded to the nearest thousandth, which is equal to the product of (X) the Seller Common Ratio applicable to such holder of Seller Common Shares multiplied by (Y) Seven Million Seven Hundred Thousand (7,700,000) minus the aggregate number of the Preferred Exchange Shares. After the Closing, there shall be no transfers on the stock transfer books of Seller Shares which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Section 2.4(e). After the Effective Time, holders of certificates of Seller Shares shall cease to be, and shall have no rights as, stockholders of Seller, other than to receive Buyer Shares into which such Seller Shares have been converted and, if applicable, fractional share payments pursuant to the provisions hereof. SCHEDULE 2.4(e) to this Agreement illustrates the distribution pursuant to this Agreement of the Buyer Shares and the Buyer Warrants (including the Escrow Shares and the Escrow Warrant) among, respectively, the Seller Stockholders and holder of the CMP Warrant (which is the only option, warrant or similar right to acquire Seller Shares that is outstanding as of the date of this Agreement), assuming solely for purposes of that presentation that (i) there are no Dissenting Shares, (ii) there are no accrued and unpaid dividends on the Seller Preferred Shares as of the Closing Date, and (iii) the Current Market Price as of the Closing Date is equal to $38.875.

    (f) LOST CERTIFICATES. In the event any certificate representing one or more Seller Shares shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such certificate by the Person claiming such certificate to be lost, stolen or destroyed, and the receipt by Buyer of an appropriate and customary indemnity, Buyer will issue, in exchange for such lost, stolen or destroyed certificate, one or more certificates representing Buyer Shares and the fractional share payment, if any, deliverable with respect thereof, as determined in accordance with this Section 2.4.

    (g) FRACTIONAL SHARES. In lieu of the issuance of fractional Buyer Shares pursuant to Section 2.4(e), cash adjustments, without interest, will be paid to the holders of Seller Shares in respect of any fractional share that would otherwise be issuable pursuant to Section 2.4(e) after combining for each Seller Stockholder the number of Buyer Shares, if any, issued in exchange for Seller Preferred Shares with the number of Buyer Shares issued in exchange for Seller Common Shares, and the amount of such cash adjustment shall be determined by multiplying such holder's fractional interest by the Current Market Price as of the Closing Date.

    (h) ESCROW SHARES. At the Closing, CVC and the Escrow Agent shall enter into the Escrow Agreement, which Escrow Agreement is intended to serve as an adjustment to the aggregate amount of consideration payable to the holders of Seller Common Shares and the CMP Warrant in connection with the Merger. At the Closing, there shall be withheld from each holder of Seller Common Shares a number of Buyer Shares (collectively, the "ESCROW SHARES") equal to the product, rounded to the nearest whole share, of (X) the number of Buyer Shares such holder would have otherwise received pursuant to Section 2.4(e) multiplied by
(Y) the Escrow Ratio. The

"ESCROW RATIO" shall be the quotient obtained by dividing (X) One Hundred Twenty-Seven Thousand (127,000) by (Y) the arithmetic difference between Seven Million Seven Hundred Thousand (7,700,000) and the aggregate number of the Preferred Exchange Shares. At the Closing, Buyer shall deposit with the Escrow Agent one or more stock certificates representing the Escrow Shares.

    (i) RESTRICTED SHARES. To the extent that any Seller Share is subject to restrictions on transfer and/or forfeiture provisions pursuant to any agreement between the holder and Seller, the Buyer Shares delivered in exchange therefor shall be subject to the same restrictions if in the reasonable opinion of Buyer's legal and accounting advisors the continuation of such restrictions are necessary in order for the Merger to qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16.

    (j) DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive, or be exchangeable for, the Merger consideration provided for in Section 2.4(e), but, instead, each holder of Dissenting Shares shall be entitled to payment by the Surviving Corporation of the value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Section 262 of DGCL.

    2.5 BUYER WARRANTS. At the Closing, Buyer shall deliver the Buyer Warrants in exchange for the CMP Warrant.

        (a) WARRANT SHARES. As used in this Agreement, the term "Warrant Shares" means that number, rounded up to the nearest whole integer, which is equal to the product of (X) the Seller Common Ratio applicable to the CMP Warrant, treating CMP as a holder of Seller Common Shares, multiplied by (Y) Seven Million Seven Hundred Thousand (7,700,000) minus the aggregate number of the Preferred Exchange Shares.

        (b) ESCROW WARRANT. Buyer shall deliver at the Closing to the Escrow Agent a warrant (the "ESCROW WARRANT") entitling CMP or any successor holder thereof to purchase Buyer Shares. The Escrow Warrant shall be identical in all material respects to the CMP Warrant, except that (i) the number of Buyer Shares purchasable immediately after the Closing upon the full exercise of the Escrow Warrant shall be that number, rounded to the nearest whole share, which is equal to the product of (X) the total number of Warrant Shares multiplied by (Y) the Escrow Ratio, and (ii) the exercise price per Buyer Share of the Escrow Warrant shall be that price, rounded to the nearest tenth of a cent ($.001), which is equal to the quotient of (X) $1,500 divided by (Y) the total number of Warrant Shares.

        (c) CLOSING WARRANT. Buyer shall deliver at the Closing to CVC, as agent for CMP, a warrant (the "CLOSING WARRANT") entitling CMP or any successor holder thereof to purchase Buyer Shares. The exercise price per Buyer Share of the Closing Warrant shall be the same as the exercise price per Buyer Share of the Escrow Warrant, and the Closing Warrant shall otherwise be identical in all material respects to the Escrow Warrant, except that the number of Buyer Shares purchasable immediately after the Closing upon the full exercise of the Closing Warrant shall be equal to the arithmetic difference between (X) the total number of Warrant Shares and (Y) the number of Buyer Shares purchasable immediately after the Closing upon the full exercise of the Escrow Warrant.

        (d) If the CMP Warrant is exercised in part prior to the Closing, there will be an appropriate adjustment to the number of Warrant Shares and the exercise price of the Buyer Warrants. If the CMP Warrant is exercised in full prior to the Closing, none of the Buyer Warrants will be issued in the Merger.

    2.6 ANTI-DILUTION. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or securities through a split, reverse stock split, or other like changes in Buyer's capitalization, other than pursuant to this Agreement, as the case may be (a "RECAPITALIZATION"), then an appropriate and proportionate adjustment shall be made to the number of Buyer Shares so that each Seller Stockholder shall receive under Section 2.4, or upon exercise of the Buyer Warrants, the number of Buyer Shares (except for fractional shares) that such stockholder would have held immediately after the Recapitalization if the Merger had occurred immediately prior to the Recapitalization or the record date therefor, as applicable. For purposes of this Section 2.6 and by way of illustration and not limitation, a "Recapitalization" will in no event include the (i) issuance of shares or securities by Buyer pursuant to any existing or hereafter established or granted stock option or equity award or other compensation plan or arrangement to, or for the benefit of, one or more employees, officers, directors or contractors of Buyer or any of its Subsidiaries or (ii) in connection with Buyer acquiring directly or indirectly the stock or assets of any other Person.

    SECTION 3.  REPRESENTATIONS AND WARRANTIES OF SELLER.

    Seller represents and warrants to Buyer and the Merger Sub that the statements contained in this Section 3 are correct and complete as of the date of this Agreement. The representations and warranties which follow are deemed to be repeated on the Closing Date.

    3.1 ORGANIZATION, QUALIFICATION, AND CORPORATE POWER. Each of Seller and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. Each of Seller and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where the absence of such qualification would have a Material Adverse Effect on Seller. SCHEDULE 3.1 lists each of the jurisdictions in which Seller or any of its Subsidiaries possess any foreign qualification or license and lists such license held in such jurisdiction. Each of Seller and its Subsidiaries has the corporate power and authority necessary to carry on the businesses in which each is engaged and to own, lease and use the respective properties owned, leased and/or used by each. Seller has delivered to Buyer a true and complete copy of its certificate of incorporation and by-laws as in effect on the date hereof.

    3.2 AUTHORIZATION OF MERGER. Seller has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by the board of directors of Seller, has been duly executed and delivered on behalf of Seller, and constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. The only vote of Seller Stockholders necessary to approve this Agreement or the consummation of the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote thereon approving this Agreement, and the Seller Board of Directors has directed the officers of Seller to submit this Agreement to the holders of Seller Voting Shares for Seller Stockholder Approval. No other corporate proceedings on the part of Seller not heretofore taken are necessary to approve this Agreement or to consummate the Merger.

    3.3 NONCONTRAVENTION. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller or any of its Subsidiaries is subject or any provision of the certificate of incorporation or charter or bylaws of Seller or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default (or any event which, with notice or lapse of time, or both, would constitute a default) under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, create any Security Interest or require any notice, under any material Contract to which Seller or any of its Subsidiaries is a party or by which any is bound or to which any of its assets is subject, including, without limitation, the Grace Agreement, except for any such matters identified on SCHEDULE 3.3. Other than in connection with the provisions of the HSRA and the DGCL, none of Seller or any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or other Person in order to consummate the Merger.

    3.4 CAPITALIZATION OF SELLER AND ITS SUBSIDIARIES. Seller's authorized capital stock consists of 2,019,076 authorized shares of capital stock, which shares are fully described on and held of record by the persons and in the amounts set forth on SCHEDULE 3.4. Except as set forth on SCHEDULE 3.4, neither Seller nor any of its Subsidiaries has (i) any shares of common stock or preferred stock issued or reserved for issuance, or (ii) any Contract of any character to which Seller or any of its Subsidiaries or, to Seller's knowledge, any Affiliate of Seller is a party or subject relating to its capital stock or otherwise representing a right to receive any of its capital stock, nor are there any pending or, to Seller's knowledge, threatened claims or demands for, a direct or indirect equity interest in Seller or any Subsidiary, including, without limitation, any option, warrant, right or call or any stock appreciation, phantom stock, profit participation or similar rights. All of the issued and outstanding shares of capital stock of Seller have been duly authorized and validly issued, and are fully paid and are nonassessable. Except as set forth on SCHEDULE 3.4, there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of Seller or any of its Subsidiaries.

    3.5 SUBSIDIARIES. All Subsidiaries of Seller are listed on SCHEDULE 3.5. Except as otherwise disclosed in SCHEDULE 3.5, neither Seller nor any Subsidiary owns any shares of stock of any corporation or any equity interest in a partnership, joint venture or other business entity, and neither Seller nor any of its Subsidiaries controls any other corporation, partnership, joint venture or other business entity by means of ownership, management contract or otherwise. Except for nominal qualifying shares held by residents of certain foreign jurisdictions but which are beneficially owned by Seller or its Subsidiaries, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary of Seller is owned beneficially and of record by Seller, directly or indirectly, is validly issued, fully paid and nonassessable and free and clear of any preemptive rights, restrictions on transfer, Taxes or Security Interests, except as provided under the Securities Act or state securities laws.

    3.6  FINANCIAL STATEMENTS.  SCHEDULE 3.6 includes the following:
(A) Seller's audited consolidated balance sheet for the fiscal year ended December 31, 1997 and the statements of income, cash-flow and shareholders' equity for each of the three years in the period ended December 31, 1997; and
(B) Seller's unaudited consolidated balance sheet and statements of income, cash-flow and shareholders' equity as of and for the three-month and twelve-month periods ended December 31, 1998 (all such items mentioned previously in this Section, the "FINANCIAL STATEMENTS"). The Financial Statements (i) are correct and complete in all material respects, (ii) are consistent with the books and records of the Company and its Subsidiaries (which books and records are correct and complete, and are maintained in accordance with applicable regulations), (iii) have been prepared in conformity with GAAP applied on a consistent basis and present fairly the financial position of the respective entities as at the dates indicated and the results of their operations for the periods specified, and (iv) comply in all material respects, except as may be reflected in the notes to the Financial Statements, as to form with the accounting requirements of the Securities Act, the Securities Act regulations, including, without limitation, Regulation S-X, and the Exchange Act, except as may be described on SCHEDULE 3.6. Except as set forth in the Financial Statements or described on SCHEDULE 3.6, neither Seller nor any of its Subsidiaries has (i) any Loss Contingency which is not required by GAAP to be accrued and which if resolved adversely to Seller or any of its Subsidiaries could have an Material Adverse Effect on Seller or (ii) any other Liability material to Seller and its Subsidiaries on a consolidated basis that is not required by GAAP to be accrued. The financial statements to be delivered pursuant to Section 6.4(i) will be derived from the accounting books and records of Seller, will provide adequate disclosure of material changes to the accounts or business of Seller and its Subsidiaries and will be prepared in accordance with GAAP and otherwise on the same basis as the Financial Statements, subject to normal year-end adjustments in the case of monthly financial statements.

    3.7 LITIGATION. Except as set forth in SCHEDULE 3.7, there are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any Governmental Entity pending or, to Seller's knowledge, threatened against Seller or its Subsidiaries
(i) which could be reasonably expected to have a Material Adverse Effect on Seller if adversely determined, or (ii) seeking to enjoin any aspect of the Merger. To Seller's knowledge, there are no existing facts or circumstances which give any reason to believe that any such action, suit, proceeding, hearing or investigation may be brought or threatened against Seller or any of its Subsidiaries.

    3.8 ABSENCE OF CERTAIN DEVELOPMENTS. Except as disclosed in SCHEDULE 3.8, since December 31, 1997 no event has occurred which has had or reasonably could be expected to have a Material Adverse Effect on Seller. Except as disclosed in the Financial Statements, and except for this Agreement and the Merger, since December 31, 1997, each of Seller and its Subsidiaries has been operated in the Ordinary Course. Without limiting the generality of the foregoing, except as disclosed on SCHEDULE 3.8, since December 31, 1997:

         (i) no party (including Seller or any of its Subsidiaries) has accelerated, terminated, modified or canceled any Contract (or series of related Contracts) involving more than $250,000 to which Seller or any of its Subsidiaries is a party or by which any of them is bound;

        (ii) neither Seller nor any of its Subsidiaries has imposed any Security Interest upon any of its assets, tangible or intangible, except in the Ordinary Course;

        (iii) neither Seller nor any of its Subsidiaries has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $500,000 or that is outside the Ordinary Course;

        (iv) neither Seller nor any of its Subsidiaries has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation either involving more than $100,000 singly or $200,000 in the aggregate;

        (v) neither Seller nor any of its Subsidiaries has delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course;

        (vi) neither Seller nor any of its Subsidiaries has granted any license or sublicense of any rights under or with respect to any Proprietary Rights either involving more than $100,000 or outside the Ordinary Course;

       (vii) there has been no change made or authorized in the charter or bylaws of Seller or any of its Subsidiaries;

       (viii) neither Seller nor any of its Subsidiaries has issued, sold or otherwise disposed of any of its capital stock, or granted or entered into any option, warrant or other Contract to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

        (ix) neither Seller nor any of its Subsidiaries has declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock other than dividends payable in cash in the Ordinary Course on Seller Preferred Shares in accordance with the terms of Seller's Certificate of Incorporation;

        (x) neither Seller nor any of its Subsidiaries has entered into a Contract or any other transaction with any of its Affiliates;

        (xi) neither Seller nor any of its Subsidiaries has entered into any employment Contract or collective bargaining agreement, written or oral, or modified the terms of any existing such Contract or agreement;

       (xii) neither Seller nor any of its Subsidiaries has granted any increase in the base compensation of any of its employees other than in the Ordinary Course;

      (xiii) neither Seller nor any of its Subsidiaries has adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance or other plan or contract for the benefit of any of its directors, officers and employees (or taken any such action with respect to any other Benefit Plan (as hereinafter defined);

       (xiv) neither Seller nor any of its Subsidiaries has made any other change in employment terms for any of its officers or employees outside the Ordinary Course;

       (xv) there has not been any other occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course involving Seller or any of its Subsidiaries; and

       (xvi) neither Seller nor any of its Subsidiaries has committed to do any of the foregoing.

    3.9  TAXES.

    (a) All Tax Returns of Seller or any Tax Affiliate now subject to audit by the IRS or other applicable governmental authority or in respect of which an audit has been formally proposed are listed on SCHEDULE 3.9(A), and Seller has provided to Buyer correct and complete copies of each such Tax Return. Seller and each of its Tax Affiliates has duly and timely filed all material Tax Returns required to be filed by it, all such Tax Returns have been prepared in compliance with all applicable laws and regulations and are true, correct and complete in all material respects. All Taxes owed by Seller and each of its Tax Affiliates, whether or not shown on any Tax Return, have been timely paid or are not yet due and payable. Seller has made available to Buyer correct and complete copies of its federal and state income Tax returns for the 1995, 1996 and 1997 taxable years and the corresponding balance sheets of Seller as of the end of each such year.

    (b) Except as set forth on SCHEDULE 3.9(b):

         (i) each taxable period of Seller and each of its Tax Affiliates either
    (A) has been audited by the relevant taxing authority or (B) has closed, so that no further assessment or collection of Tax may occur and such taxable period is not subject to review by any relevant taxing authority;

        (ii) neither Seller nor any of its Tax Affiliates is the subject of a Tax audit or examination, in which any Tax may be assessed or collected by any taxing authority;

        (iii) neither Seller nor any of its Tax Affiliates has received from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn, and no claims have been asserted in writing relating to such Taxes against Seller or any such Tax Affiliate;

        (iv) neither Seller nor any of its Subsidiaries (A) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) or (B) has any Liability for the Taxes of any Person (other than Seller and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

        (v) Seller and each of its Tax Affiliates has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has timely and properly withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws;

        (vi) neither Seller nor any of its Tax Affiliates (A) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Seller or any of its Tax Affiliates, (B) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller or any of its Tax Affiliates, or has proposed any such adjustment or change in accounting method, or (C) is required, as a result of any excess loss account described in Treas. Reg. Section 1.1502-19 or Treas. Reg. Section 1.1502-32 (or any corresponding or similar provision or administrative rule of any federal, state, local or foreign income tax law), to include any item in income for any taxable period (or any portion thereof ending after the Closing Date);

       (vii) there are no liens for Taxes on any assets of Seller or any of its Tax Affiliates except liens for Taxes not yet due. No deficiency for any Tax has been proposed, asserted or assessed against Seller or any of its Tax Affiliates which has not been resolved and paid in full, and there are no outstanding waivers or consents given by Seller or any of its Tax Affiliates regarding the application of the statute of limitations with respect to any Taxes or the period for filing any Returns;

       (viii) neither Seller nor any of its Tax Affiliates is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any Person or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes; and

        (ix) neither Seller nor any of its Subsidiaries has made or is affected by any election under Code Sections 108(b)(5), 338(g), or 565.

    (c) Seller and each of its Subsidiaries has established and until the Effective Time will maintain on its books and records reserves adequate to pay all Taxes accrued but not yet due and payable in accordance with GAAP, and such reserves are reflected on the Financial Statements to the extent required. All transactions that could give rise to an understatement of federal income tax within the meaning of Section 6662 of the Code have been adequately disclosed in accordance with Section 6662 of the Code. Neither Seller nor any of its Subsidiaries is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code or in the payment of compensation that is not fully deductible pursuant to Section 162(m) of the Code.

    3.10  ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS.

    (a) Except as set forth on SCHEDULE 3.10(A), (i) Seller and each of its Subsidiaries have complied with, and are in compliance with, the Environmental, Health, and Safety Requirements, in all material respects, (ii) without limiting the generality of the foregoing, Seller and each of its Subsidiaries have obtained and complied with, and are in compliance with, in all material respects, all permits, licenses and other authorizations that are required pursuant to the Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business, (iii) neither Seller nor any of its Subsidiaries has received any notice regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material Liability or Loss Contingency arising under the Environmental, Health, and Safety Requirements (including any investigatory, remedial or corrective obligations) (iv) neither Seller nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Material or owned or operated any property or facility

(and no such property or facility is contaminated by any Hazardous Material) in a manner that has given or reasonably could be expected to give rise to any material Liability, including Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, or any other Environmental, Health, and Safety Requirements, and (vi) neither Seller nor any of its Subsidiaries has, either expressly or by operation of law, assumed, undertaken or otherwise become subject to any material Liability of any other Person relating to Environmental, Health, and Safety Requirements.

    (b) There are no environmental investigations, studies, reviews, audits, tests or other analyses of environmental conditions conducted by or which are in the possession, custody or control of Seller or any of its Subsidiaries relating to the operation of Seller's business or any facility owned, leased or operated by Seller or any of its Subsidiaries, except as listed on SCHEDULE 3.10(b), copies of which have been made available to Buyer, except for those identified as privileged on SCHEDULE 3.10(b).

    3.11  EMPLOYEE BENEFIT PLANS.

    (a) SCHEDULE 3.11(a) lists all bonus, compensation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, health and medical plans, life insurance and disability plans, vacation and other employee benefit plans, policies, contracts, agreements or arrangements, which at any time during the 24 month period ending on the Closing Date cover (or covered) any employee(s) or former employee(s) of Seller, any of its Subsidiaries, any ERISA Affiliate and/or any such employees' beneficiaries or with respect to which Seller or any of its Subsidiaries or any ERISA Affiliate had, or has, any actual or potential Liability, including, but not limited to, all "employee benefit plans" within the meaning of Section 3(3) of ERISA (the "BENEFIT PLANS"); PROVIDED, HOWEVER, that with reference to "employee benefit plans" within the meaning of Section 3(3) of ERISA, the 24 month period referenced above shall be lengthened to a 60 month period. Except, as set forth on SCHEDULE 3.11(a), no Benefit Plan is or was established, maintained or contributed to including any Benefit Plan to which there is (or was) an obligation to contribute to pursuant to an agreement with an employee organization (within the meaning of Section 3(4) of ERISA). Except as set forth on SCHEDULE 3.11(a), no Benefit Plan has terms requiring assumption by Buyer or the Merger Sub. No Benefit Plan is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), neither Seller nor any of its Subsidiaries nor any of its ERISA Affiliates has incurred any withdrawal liability with respect to any multiemployer plan (and the transactions contemplated by this Agreement shall not give rise to any such withdrawal liability) or any Liability in connection with the termination or reorganization of any multiemployer plan and no Benefit Plan provides health or other welfare benefits to former employees extending beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Title I of ERISA or death benefits or retirement benefits under any Benefit Plan that is an "employee pension plan," as that term is defined in Section 3(2) of ERISA. All contributions or other amounts payable by Seller or any of its Subsidiaries or any ERISA Affiliate as of the Effective Time with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, Section 302 of ERISA and Section 412 of the Code, and there is no accumulated funding deficiency with respect to any Benefit Plan. The present value of accrued benefits under each Benefit Plan which is an employee pension benefit plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Benefit Plan's actuary with respect to such Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Benefit Plan allocable to such accrued benefits.

    (b) Neither Seller, nor any of its Subsidiaries, nor any ERISA Affiliate contributes or has contributed to any "multiemployer plan" as such term is defined in Section 3(37) of ERISA. Neither Seller nor any of its Subsidiaries nor any ERISA Affiliate is or was a substantial employer (within the meaning of Section 4001(a)(2) of ERISA) for any single employer plan that is (or was) subject to Section 4063 of ERISA.

    (c) To the extent applicable, each Benefit Plan (and its related trust) is maintained and administered in compliance in all respects with the applicable provisions of ERISA, the Code and any other laws. Each Benefit Plan (and its related trust) which is maintained, administered, reported or contributed to as if qualified under Sections 401(a) or 501(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service that it is so qualified. Except as specified in SCHEDULE 3.11(c), each Benefit Plan that is an employee benefit plan within the meaning of Section 3(3) of ERISA (and its related trust) may, by its terms, be amended or terminated, in whole or in part, at any time and from time to time by Seller (or, as applicable, any of its Subsidiaries or any ERISA Affiliate) without penalty or cost (other than out-of-pocket costs customary payable in the Ordinary Course in connection with the preparation and filing of any such amendment or termination, including reasonable fees and expenses of counsel).

    (d) No Liability to the Pension Benefit Guaranty Corporation (the "PBGC") (except for routine payment of premiums) has been incurred with respect to any Benefit Plan that is subject to Title IV of ERISA (and no fact or circumstance exists which could give rise to any such liability), no reportable event within the meaning of Section 4043 of ERISA has occurred with respect to any such Benefit Plan, the PBGC has not commenced proceedings for the termination of any Benefit Plan or the appointment of a trustee with respect to any Benefit Plan, and no fact or circumstance exists which can reasonably be expected to cause the PBGC to commence any proceedings under Title IV of ERISA with respect to any Benefit Plan. None of the assets of Seller or any of its Subsidiaries or any ERISA Affiliate is the subject of any Security Interest arising under Section 302 of ERISA or Section 412 of the Code, and no facts or circumstances exist which could give rise to such Security Interest. Neither Seller nor any of its Subsidiaries nor any ERISA Affiliate has been required to post any security under Section 307 of ERISA or Section 401(a) of the Code, and no facts or circumstances exist which could give rise to such posting of security.

    (e) With respect to each Benefit Plan, Seller has provided to Buyer true, complete and correct copies, to the extent applicable, of (i) all documents pursuant to which such Benefit Plans are maintained, funded and administered,
(ii) the two most recent annual report (Form 5500 series), (iii) the two most recent actuarial and financial statements, and (iv) all governmental rulings, determinations and opinions (and any pending requests), including the most recent favorable determination letter issued by the IRS with respect to each such plan, or a written statement that no such determination exists or is required.

    (f) Neither Seller nor any of its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Seller, any of its Subsidiaries or any ERISA Affiliate, or any other Person or entity, could be subject to a Liability under ERISA, or the Code, including, without limitation, liability under Section 409 of ERISA or a civil penalty assessable pursuant to
Section 502 of ERISA or a tax imposed pursuant to Section 4975 of the Code, and no event has occurred and no condition exists with respect to any Benefit Plan that could subject Seller or any of its Subsidiaries or any ERISA Affiliate to any tax, fine or penalty imposed by the Code or ERISA.

    (g) Except as provided in SCHEDULE 3.11(g), neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) result in any payment (including, without limitation, deferred compensation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, employee, contractor, consultant or other service provider of Seller or any of its Subsidiaries or any ERISA Affiliate from Seller or any of its Subsidiaries or any ERISA Affiliate under any Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Benefit Plan or otherwise, (iii) result in any acceleration of the time of payment or vesting of any such benefits, or (iv) result in any increase in or acceleration of the contribution or funding obligation, if any, of Seller or any of its Subsidiaries or any ERISA Affiliate.

    (h) No Benefit Plan will be amended or terminated on or prior to the Closing Date without the prior written approval of Buyer. The Seller has made all contributions and payments required to each Benefit Plan through the Effective Time, inclusive, or provided for such contributions and payments in accordance with GAAP.

    3.12 PROPRIETARY RIGHTS. Except as set forth in SCHEDULE 3.12, Seller and its Subsidiaries own and possess all right, title and interest in, free and clear of all Security Interests, or have a license or other right to use, all Proprietary Rights which are used in, or held for use in, the operation of the business of Seller and its Subsidiaries as presently conducted or as presently proposed to be conducted and which are material to such presently conducted or proposed business. Each of Seller and its Subsidiaries has taken all commercially reasonable action to maintain and protect each item of Proprietary Rights owned by Seller or any of its Subsidiaries. No item of the Proprietary Rights set forth in SCHEDULE 3.12 has been adjudicated to be invalid or unenforceable and, to the knowledge of Seller and its Subsidiaries, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any of such Proprietary Rights. Notwithstanding any other provision of this Section, SCHEDULE 3.12 lists all of the following items: all patented and registered Proprietary Rights owned by Seller or any of its Subsidiaries; all pending patent applications and applications for the registration of other Proprietary Rights filed by or on behalf of Seller or any of its Subsidiaries; all trade and corporate names owned or used by Seller or any of its Subsidiaries; and all joint development agreements to which Seller or any of its Subsidiaries is a party that assign or limit any Proprietary Rights owned or used by Seller or any of its Subsidiaries. SCHEDULE 3.12 lists all licenses or other written contracts between Seller or any of its Subsidiaries and any third party regarding any of the Proprietary Rights (other than computer software) listed on SCHEDULE 3.12. Neither Seller nor any of its Subsidiaries has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Right of any third party as could reasonably be expected to have a Material Adverse Effect on Seller, and to the knowledge of Seller, neither Seller nor any of its Subsidiaries will interfere with, infringe upon, misappropriate, or otherwise come into conflict with any Proprietary Right of any third party as a result of the continued operation of its businesses as presently conducted and as presently proposed to be conducted as could reasonably be expected to have a Material Adverse Effect on Seller. Except as set forth on SCHEDULE 3.12, each item of Proprietary Rights listed on
SCHEDULE 3.12 will be owned or available for use by Buyer or its Subsidiaries on identical terms and conditions immediately subsequent to the Effective Time.

    3.13  YEAR 2000.

    (a) The Seller and the Subsidiaries have conducted an inventory and assessment (written summaries of which, to the extent prepared, have been provided to Buyer) of the computer software, computer firmware or computer hardware (whether general or special purpose) of Seller and each of its Subsidiaries in order to determine the extent to which such software, firmware or hardware is not Year 2000 Compliant (as defined below) and to estimate the cost of rendering such software, firmware or hardware Year 2000 Compliant prior to January 1, 2000 or such earlier date on which such software, firmware or hardware may shut down or may produce incorrect calculations or otherwise malfunction in any material respect. Any failure of the Computer Systems to be Year 2000 Compliant will not have a Material Adverse Effect on the Seller. The aggregate amount to be expended by Seller and its Subsidiaries, on a consolidated basis, during the 12-month period ending December 31, 1999 to render the Computer Systems Year 2000 Compliant, and to test whether any Computer System is Year 2000 Compliant, will not have a Material Adverse Effect on the Seller. For the purposes of this Agreement "Year 2000 Compliant" means that none of the Computer Systems or Benefit Plan Computer Systems (as defined below) of a particular Person will, in any material respect, malfunction, cease to function, generate incorrect data, or produce incorrect results when processing, receiving, calculating, writing and/or providing (i) date-related data into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

    (b) Seller has made available to Buyer copies of all material in-house correspondence and memoranda and all material correspondence between the Seller or any of its Subsidiaries with any customers, insurance company, vendor, supplier or service provider of Seller and its Subsidiaries concerning whether such Persons (including Seller or any of its Subsidiaries) are or expect to be Year 2000 Compliant or whether such Persons expect to be adversely affected by the failure of any other Person to be Year 2000 Compliant.

    (c) To the knowledge of Seller, no customer, supplier, contractor, distributor, insurance company, or other vendor or service provider with which Seller or any of its Subsidiaries transacts business can reasonably be expected not to be Year 2000 Compliant in any respect that could reasonably be expected to have a Material Adverse Effect on Seller.

    (d) To the knowledge of Seller (which for purposes of this Section 3.13(c) shall include, without limitation, the knowledge of each employee or consultant of Seller or any of its Subsidiaries that in the ordinary course is engaged in the administration or operation of any Benefit Plan), the Benefits Plans and each of the sponsors of and fiduciaries with respect to each Benefit Plan have conducted an inventory and assessment of the Computer Systems that are material to the administration or management of any Benefit Plan (including the management, investment and disposition of Benefit Plan assets, maintained under a trust or otherwise), including, without limitation, the Computer Systems of each Benefit Plan, the sponsor(s) of each such Benefit Plan, and third-party service providers to each such Benefit Plan, and each of the Computer Systems that are material to the investment of the assets of any of the Benefit Plans (the "BENEFIT PLAN COMPUTER SYSTEMS") in order to determine which parts of the Benefit Plan Computer Systems are not Year 2000 Compliant. The failure, individually or in the aggregate, of Benefit Plan Computer Systems to be Year 2000 Complaint will not result in any sponsor or fiduciary of any Benefit Plan incurring any liability or expense that will have a Material Adverse Effect on Seller.

    (e) Each Benefit Plan has made available to Buyer copies of all material in-house correspondence and memoranda and all material correspondence between such Benefit Plan (including its sponsor(s) and fiduciaries) and its agents, insurance companies, vendors, suppliers, service providers, participants and beneficiaries concerning whether such Persons are or expect to be Year 2000 Compliant or whether such Persons expect to be adversely affected by the failure of any other Person to be Year 2000 Compliant.

    (f) To the knowledge of Seller, no Benefit Plan (including its sponsor(s) and fiduciaries), and no agent, insurance company, supplier, vendor or service provider with which such Benefit Plan transacts business, can reasonably be expected not to be Year 2000 Compliant in any respect that could reasonably be expected to have a Material Adverse Effect on any Benefit Plan.

    3.14 INVENTORIES. Except as set forth on SCHEDULE 3.14 and subject to applicable reserves reflected on Seller's unaudited consolidated balance sheet as of December 31, 1998, and except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on Seller's unaudited consolidated balance sheet as of December 31, 1998, all items of finished goods reflected on the books of Seller and its Subsidiaries, or thereafter acquired (the "SELLER INVENTORY") consist of items of a quality and quantity usable and saleable in the Ordinary Course.

    3.15 ACCOUNTS RECEIVABLE. All accounts receivable reflected in the books of Seller and its Subsidiaries consist of accounts that are good and collectible in the Ordinary Course except for those which Seller and its Subsidiaries know to be invalid, past due or uncollectible and for which Seller and its Subsidiaries has created an applicable reserve for bad debts on Seller's unaudited consolidated balance sheet as of December 31, 1998.

    3.16  TANGIBLE PROPERTY.

    (a) Seller or one or more of its Subsidiaries own or lease all buildings, equipment, and other tangible assets necessary for the conduct of their businesses as presently conducted and as presently proposed to be conducted.
SCHEDULE 3.16 sets forth a true and complete list of all owned U.S. real property and owned foreign real property used by Seller or any of its Subsidiaries. Except as set forth in SCHEDULE 3.16, the identified owner has good and marketable title to the parcel of real property, free and clear of any Security Interests, and there are no parties (other than Seller or its Subsidiaries) in possession of such parcel of real property. SCHEDULE 3.16 also sets forth a list of all of the leased and subleased parcels of real property subject to leases and subleases in favor of Seller or one or more of its Subsidiaries which evidence leasehold or subleasehold interests of Seller or its Subsidiaries in such properties and designates those leases which require consent of a lessor or sublessor in connection with the Merger.

    (b) Except as set forth in SCHEDULE 3.16, Seller has all easements, certificates of occupancy, permits, approvals, franchises, authorizations and other such rights, including but not limited to easements for all utilities (including without limitation all power lines, water lines and sewers) and roadways necessary to conduct the business conducted on such properties.

    3.17 BOOKS AND RECORDS. Except as set forth in SCHEDULE 3.17 attached hereto, the books and records of Seller and each of its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with GAAP consistently applied, and accurately reflect in all material respects the ownership, use, and operations of Seller and each of its Subsidiaries.

    3.18 BROKERS' FEES. None of Seller and its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or similar agent with respect to the transactions contemplated by this Agreement.

    3.19 TAX-FREE REORGANIZATION REPRESENTATIONS. To Seller's knowledge, it has not taken any action that would or reasonably could be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368 of the Code. Without limiting the generality of the immediately preceding sentence:

        (a) There is no intercorporate indebtedness existing between Seller and Buyer that was issued, acquired or will be settled at a discount.

        (b) Seller is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

        (c) The Merger will be effected for a bona fide business purpose.

        (d) None of the Buyer Shares received by any stockholder/employee of Seller pursuant to the Merger are, or will be, separate consideration for, or allocable to, any employment, consulting or similar arrangement. The compensation paid to any stockholder/employee of Seller pursuant to any such employment, consulting or similar arrangement (including any covenant not to compete) is or will be for services actually rendered and performed (or not competing), and will be commensurate with amounts paid to third parties bargaining at arms length for similar services.

        (e) As at the Effective Time, Seller will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets held immediately prior to the Effective Time. For purposes of this representation, amounts paid or expected to be paid by Seller or the Surviving Corporation to dissenters, amounts paid by Seller to shareholders who receive cash or other property, amounts used or expected to be used by Seller or the Surviving Corporation to pay Seller's or any Seller Stockholder's reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Seller, will be included as assets of Seller immediately prior to the Merger.

        (f) In the Merger, Seller Shares representing control of Seller, as defined in Section 368(c) of the Code, will be exchanged for Buyer Shares. For purposes of this representation, Seller Shares exchanged for cash from Buyer will be treated as outstanding Seller Shares at the Effective Time.

        (g) Immediately after the Effective Time, Seller will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any Person could acquire stock in Seller that, if exercised or converted, would affect Buyer's acquisition or retention of control of Seller, as defined in Section 368(c) of the Code.

        (h) Immediately after the Effective Time, the fair market value of the assets of Seller will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

        (i) Seller will not redeem any Seller Shares, or make an extraordinary distribution with respect to any Seller Shares prior to, or in connection with, the Merger within the meaning of Temporary Regulation Section1.368-1T.

    3.20 POOLING OF INTEREST TREATMENT. To Seller's knowledge, it has not taken any action that would or reasonably could be expected to cause the Merger to fail to qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16. Each of the Affiliates of Seller, within the meaning of SEC Accounting Staff Releases Nos. 130 and 135, is listed on SCHEDULE 3.20.

    3.21  CERTAIN CONTRACTS.

    (a) SCHEDULE 3.21(a) lists the following contracts to which Seller or any of its Subsidiaries is a party: (i) any Contract concerning noncompetition, (ii) any Contract between Seller and any of its Affiliates or Subsidiaries,
(iii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees, (iv) any powers of attorney executed on behalf of Seller or any of its Subsidiaries, (v) any Contract under which any of them has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course, (vi) any Contract under which the consequences of a default or termination reasonably could be expected to have a Material Adverse Effect on Seller; (vii) any instrument or Contract whereby Seller or any of its Subsidiaries indemnifies or guarantees any loss or Liability which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Seller; (viii) any Contract under which Seller or any of its Subsidiaries could have Liabilities or obligations in the future relating to the acquisition or disposition of material assets by way of merger, consolidation, purchase, sale or otherwise, or granting to any Person a right at such person's option to purchase or acquire any material asset or property of Seller or any interest therein (not including dispositions of inventory in the Ordinary Course); and (ix) any other Contract (or group of related contracts) the performance of which involves consideration in excess of $250,000.

    (b) To Seller's knowledge, the Grace Agreement is the valid and legally binding obligation of the parties thereto, is enforceable in accordance with its terms and conditions, and has not been amended or modified in any manner that would affect the rights of Seller or any of its Subsidiaries under Sections
14.05 thereof. To Seller's knowledge, there are no existing facts or circumstances which give Seller any reason to believe that the Selling Companies (as defined in the Grace Agreement) would not satisfy their obligation to indemnify Seller and the other members of the Buyer Group (as defined in the Grace Agreement) in accordance with the terms of Section 14.05 of the Grace Agreement.

    (c) To Seller's knowledge, the Seller Stockholder Agreement is the valid and legally binding obligation of the parties thereto, is enforceable in accordance with its terms and conditions, and has not been amended or modified in any manner that would affect the rights of Seller or CVC thereunder.

    3.22 ABSENCE OF IMPROPER PAYMENTS. Neither Seller nor any of its Subsidiaries (a) has made any contributions, payments or gifts of its property to or for the private use of any governmental official, employee or agent where either the payment or the purpose of such contribution, payments or gift is illegal under the laws of the United States, any state thereof or any other jurisdiction (foreign or domestic); (b) has established or maintained any unrecorded fund or asset for any purpose, or has made any false or artificial entries on its books or records for any reason; (c) has made any payments to any Person with the intention or understanding that any part of such payment was to be used for any other purpose other than that described in the documents supporting the payment; or (d) has made any contribution, or has reimbursed any political gift or contribution made by any other Person, to candidates for public office, whether Federal, state or local, where such contribution would be in violation of applicable law.

    3.23 INSURANCE. Seller and its Subsidiaries maintain insurance policies, self-insurance programs and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as are reasonable for the conduct of the business of Seller and its Subsidiaries in the Ordinary Course as conducted on the date hereof. SCHEDULE 3.23 lists all such insurance policies, self-insurance programs and other forms of insurance maintained on the date hereof by or on behalf of Seller or any of its Subsidiaries.

    3.24 EMPLOYEES. To Seller's knowledge, no executive officer, or group of employees, has any plans to terminate employment with Seller or any of its Subsidiaries. Except as disclosed on SCHEDULE 3.24, neither Seller nor any of its Subsidiaries: (i) is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes; or (ii) has committed any unfair labor practice.

    3.25 DISCLOSURE. No representation or warranty of Seller contained in this Agreement or any schedule, attachment or exhibit hereto, and no statement contained herein or in any certificate or document furnished to Buyer pursuant to the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

    SECTION 4.  CVC REPRESENTATIONS AND WARRANTIES.

    CVC represents and warrants to Buyer and Merger Sub that the statements contained in this Section 4 are correct and complete as of the date of this Agreement. The representations and warranties which follow are deemed to be repeated on the Closing Date.

    4.1 ORGANIZATION AND CORPORATE POWER. CVC is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, and has the power and authority necessary to enter into and perform its obligations under this Agreement.

    4.2 AUTHORIZATION OF MERGER. This Agreement has been duly authorized, executed and delivered by CVC and constitutes the valid and legally binding obligation of CVC, enforceable in accordance with its terms and conditions.

    4.3 NONCONTRAVENTION. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which CVC is subject or any provision of the charter or bylaws of CVC or (ii) conflict with, result in a breach of, constitute a default (or any event which, with notice or lapse of time, or both, would constitute a default) under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, create any Security Interest or require any notice, under any Contract to which CVC is a party or by which it is bound or to which any of its assets is subject. Other than in connection with the provisions of the HSRA, CVC is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or other Person in order for Seller to consummate the Merger.

    4.4 AGENCY AGREEMENT. The Agency Agreement has been duly authorized by CVC, and as of the Closing, will have been duly executed and delivered by CVC, and will constitute the valid and legally binding obligation of CVC and each other Seller Stockholder, enforceable in accordance with its terms and conditions.

    4.5 CVC SHARES. CVC beneficially owns and has the sole and unrestricted voting power with respect to the number of Seller Shares indicated opposite CVC's name on SCHEDULE 3.4 (together with any other Seller Shares of which CVC acquires beneficial ownership and sole voting power during the term of this Agreement, the "CVC SHARES"), it being understood that the Class B Seller Common Shares are generally non-voting. CVC owns the CVC Shares free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever, other than pursuant to the Securities Act, the Exchange Act, or the Seller Stockholder Agreement.

    4.6  SECURITIES LAW ISSUES.

    (a) CVC has received and had an opportunity to review Buyer's 1998 Annual Report to Stockholders, Buyer's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and Buyer's definitive proxy statement for its 1998 Annual Meeting of Stockholders, and CVC is aware of and has access to all other Buyer Public Reports and other filings by Buyer with the SEC since March 31, 1998.

    (b) CVC is familiar with Rule 145 of the Securities Act and understands and agrees that (i) the resale limitations imposed thereby will be applicable to all Seller Affiliates, including CVC, and (ii) any stock certificate evidencing the Buyer Shares issued to a Seller Affiliate may have the following legend:

       THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE

       SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), (II) IN CONFORMITY WITH THE VOLUME AND OTHER LIMITATIONS OF RULE 145 OF THE ACT, EVIDENCED BY A LETTER OF REPRESENTATION IN A FORM REASONABLY SATISFACTORY TO THE CORPORATION, OR (III) IN A TRANSACTION WHICH, IN THE OPINION OF INDEPENDENT COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION OR AS DESCRIBED IN A "NO ACTION" OR INTERPRETIVE LETTER FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION, IS NOT REQUIRED TO BE REGISTERED UNDER THE ACT.

    4.7 TAX-FREE REORGANIZATION. CVC has not taken, to its knowledge, any action that would or reasonably could be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368 of the Code.

    4.8 POOLING OF INTEREST TREATMENT. CVC has not taken, to its knowledge, any action that would or reasonably could be expected to cause the Merger to fail to qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16.

    4.9 DISCLOSURE. No representation or warranty of CVC contained in this Agreement or any schedule, attachment or exhibit hereto, and no statement contained herein or in any certificate or document furnished to Buyer pursuant to the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

    SECTION 5.  REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB.

    Each of Buyer and Merger Sub represents and warrants to Seller and each Seller Stockholder that the statements contained in this Section 5 are correct and complete as of the date of this Agreement. The representations and warranties which follow are deemed to be repeated on the Closing Date.

    5.1 ORGANIZATION, QUALIFICATION, AND CORPORATE POWER. Each of Buyer and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation. Each of Buyer and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where the absence of such qualification would have a Material Adverse Effect on Buyer and its Subsidiaries. Each of Buyer and its Subsidiaries has the corporate power and authority necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Buyer has delivered to Seller a true and complete copy of its certificate of incorporation and by-laws as in effect on the date hereof.

    5.2 AUTHORIZATION OF MERGER. Each of Buyer and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder subject to Buyer Stockholder Approval. This Agreement has been duly executed and delivered on behalf of each of Buyer and Merger Sub, and constitutes the valid and legally binding obligation of Buyer and Merger Sub, enforceable and in effect in accordance with its terms and conditions. The only further corporate action of Buyer required to consummate the Merger is Buyer Stockholder Approval.

    5.3 NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either Buyer or its Subsidiaries is subject or any provision of the charter or bylaws of either Buyer or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default (or any event which, with notice or lapse of time, or both, would constitute a default) under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, create any Security Interest or require any notice under, any material Contract to which either of Buyer or any of its Subsidiaries is a party or by which it is bound or to which any of its material assets is subject, except for any such matters identified on SCHEDULE 5.3. Other than in connection with the provisions of the HSRA, the federal and state securities laws and the NYSE Rule, neither Buyer nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or other Person in order for the Parties to consummate the Merger, except as set forth on SCHEDULE 5.3.

    5.4 CAPITALIZATION. The authorized capital stock of Buyer consists of 77,000,000 shares of capital stock, consisting of 75,000,000 of common stock, no par value per share, of which 25,136,349 shares are issued and outstanding as of the date of this Agreement, and 2,000,000 shares of serial preferred stock, none of which is outstanding. Except as set forth on SCHEDULE 5.4, neither Buyer nor any of its Subsidiaries has (i) any shares of common stock or preferred stock reserved for issuance, or (ii) any Contract to which Buyer or any of its Subsidiaries or, to Buyer's knowledge, any Affiliate of Buyer is a party or subject relating to its capital stock or otherwise representing a right to receive any of its capital stock, nor are there any pending or, to Buyer's knowledge, threatened claims or demands for, a direct or indirect equity interest in Buyer or any Subsidiary, including, without limitation, stock appreciation, phantom stock, profit participation or similar rights. All of the issued and outstanding shares of Buyer Common Stock have been duly authorized, validly issued, are fully paid and are nonassessable. All Buyer Shares have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid and nonassessable. Notwithstanding the foregoing, Seller acknowledges that, after the date hereof and prior to the Effective Time, Buyer may issue additional shares of Buyer Common Stock. The authorized capital stock of the Merger Sub is owned in its entirety by Buyer.

    5.5 SEC FILINGS. Buyer has made all filings with the SEC that it has been required to make since December 31, 1995 under the Securities Act and the Exchange Act (including any exhibits and amendments thereto). Each such filing complied with the Securities Act and the Securities Exchange Act in all material respects when filed. No such filing, when filed, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    5.6 FINANCIAL STATEMENTS. Buyer has filed an Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and a Quarterly Report on Form 10-Q for each of the fiscal quarters ended June 30, 1998 and September 30, 1998 (together the "BUYER PUBLIC REPORTS"). The financial statements included in Buyer Public Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby unless noted therein, present fairly the financial condition of Buyer and its Subsidiaries as of the indicated dates and the results of operations of Buyer and its Subsidiaries for the indicated periods, are consistent with the books and records of Buyer and its Subsidiaries, and comply in all material respects with the provisions of Regulations S-K and S-X of the Securities Act. Attached as SCHEDULE 5.6 are the unaudited consolidated balance sheet, income statement and cash-flow statement of Buyer and its Subsidiaries as of and for the three and nine-month periods ended December 31, 1998, which have been prepared in accordance with GAAP on a basis consistent with Buyer Public Reports with the

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
exception of footnotes, present fairly the financial condition of Buyer and its Subsidiaries as of the indicated dates and the results of operations of Buyer and its Subsidiaries for the indicated periods, and are consistent with the books and records of Buyer and its Subsidiaries.

    5.7 LITIGATION. There are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any Governmental Entity pending or, to Buyer's knowledge, threatened against Buyer or its Subsidiaries seeking to enjoin any aspect of the Merger. To Buyer's knowledge, there are no existing facts or circumstances which give any reason to believe that any such action, suit, proceeding, hearing or investigation may be brought or threatened against Buyer or any of its Subsidiaries.

    5.8  ABSENCE OF CERTAIN DEVELOPMENTS.

    (a) Except as disclosed in SCHEDULE 5.8(a), since March 31, 1998 no event has occurred which has had or reasonably could be expected to have a Material Adverse Effect on Buyer.

    (b) Except as disclosed in SCHEDULE 5.8(b) or the Financial Statements, and except for this Agreement and the Merger, since March 31, 1998, each of Buyer and its Subsidiaries has been operated in the Ordinary Course.

    5.9  TAXES.

    (a) Except as set forth on SCHEDULE 5.9(a), all Taxes owed by Buyer and each of its Tax Affiliates, whether or not shown on any Tax Return, have been timely paid or are not yet due and payable.

    (b) Except as set forth on SCHEDULE 5.9(b):

         (i) neither Buyer nor any of its Subsidiaries (A) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of the common parent of which was Buyer) or (B) has any Liability for the Taxes of any Person (other than Buyer and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise;

        (ii) Buyer and each of its Tax Affiliates has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has timely and properly withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws;

        (iii) there are no liens for Taxes on any assets of Buyer or any of its Tax Affiliates except liens for Taxes not yet due.

        (iv) neither Buyer nor any of its Tax Affiliates is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any Person or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes; and

        (v) Buyer and each of its Subsidiaries has established and until the Effective Time will maintain on its books and records reserves adequate to pay all Taxes accrued but not yet due and payable in accordance with GAAP, and such reserves are reflected on the Financial Statements to the extent required. Neither Buyer nor any of its Subsidiaries is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code, or in the payment of compensation that is not fully deductible pursuant to Section 162(m) of the Code, as a result of the Merger.

    5.10  ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS.  Except as set forth on
SCHEDULE 5.10, (i) Buyer has complied with, and is in compliance with, the Environmental, Health, and Safety

Requirements, in all material respects, (ii) without limiting the generality of the foregoing, Buyer has obtained and complied with, and is in compliance with, in all material respects, all permits, licenses and other authorizations that are required pursuant to the Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business,
(iii) Buyer has not received any notice regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material Liability or potential Liability arising under the Environmental, Health, and Safety Requirements (including any investigatory, remedial or corrective obligations) (iv) Buyer has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Material or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Material) in a manner that has given or reasonably could be expected to give rise to any material Liability, including Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, or any other Environmental, Health, and Safety Requirements, and (v) Buyer has not, either expressly or by operation of law, assumed, undertaken or otherwise become subject to any material Liability of any other Person relating to Environmental, Health, and Safety Requirements.

    5.11  EMPLOYEE BENEFIT PLANS.

    (a) All contributions or other amounts payable by Buyer or any ERISA Affiliate as of the Effective Time with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, Section 302 of ERISA and Section 412 of the Code, and there is no accumulated funding deficiency with respect to any Benefit Plan. The present value of accrued benefits under each Benefit Plan which is an employee pension benefit plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Benefit Plan's actuary with respect to such Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Benefit Plan allocable to such accrued benefits.

    (b) To the extent applicable, each Benefit Plan (and its related trust) is maintained and administered in material compliance in all respects with the applicable provisions of ERISA, the Code and any other laws. Each Benefit Plan (and its related trust) which is maintained, administered, reported or contributed to as if qualified under Sections 401(a) or 501(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service that it is so qualified. Each Benefit Plan (and its related trust) may, by its terms, be amended or terminated, in whole or in part, at any time and from time to time by Buyer (or, as applicable, any ERISA Affiliate) without penalty or cost.

    (c) No Liability to the Pension Benefit Guaranty Corporation (the "PBGC") (except for routine payment of premiums) has been incurred with respect to any Benefit Plan that is subject to Title IV of ERISA (and no fact or circumstance exists which could give rise to any such liability), no reportable event within the meaning of Section 4043 of ERISA has occurred with respect to any such Benefit Plan, the PBGC has not commenced proceedings for the termination of any Benefit Plan or the appointment of a trustee with respect to any Benefit Plan, and no fact or circumstance exists which can be expected to cause the PBGC to commence any proceedings under Title IV of ERISA or otherwise with respect to any Benefit Plan. None of the assets of Seller or any ERISA Affiliate is the subject of any Security Interest arising under Section 302 of ERISA or
Section 412 of the Code, and no facts or circumstances exist which could give rise to such Security Interest. Neither Buyer nor any ERISA Affiliate has been required to post any security under Section 307 of ERISA or Section 401(a) of the Code, and no facts or circumstances exist which could give rise to such posting of security.

    (d) Neither Buyer nor any ERISA Affiliate has engaged in a transaction in connection with which Buyer or any ERISA Affiliate, or any other Person or entity, could be subject to a material Liability under ERISA, or the Code, including, without limitation, liability under Section 409 of ERISA or a civil penalty assessable pursuant to Section 502 of ERISA or a tax imposed pursuant to
Section 4975 of the Code, and no event has occurred and no condition exists with respect to any Benefit Plan that could subject Buyer or any ERISA Affiliate to any tax, fine or penalty imposed by the Code or ERISA.

    5.12 BROKER'S FEE. None of Buyer and its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or similar agent with respect to the transactions contemplated by this Agreement.

    5.13 TAX-FREE REORGANIZATION REPRESENTATIONS. To Buyer's knowledge, it has not taken any action that would or reasonably could be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368 of the Code, and does not intend to take any such action. Without limiting the generality of the immediately preceding sentence:

        (a) Except with respect to the payment of cash in lieu of fractional share interests pursuant to Section 2.4(g), neither Buyer nor any related Person (within the meaning of Treas. Reg. Section1.368-1(e)(3)) has any plan or intention to reacquire any of the Buyer Shares that will be issued in the Merger pursuant to either Buyer Warrant.

        (b) There is no intercorporate indebtedness existing between Buyer and Seller that was issued, acquired or will be settled at a discount.

        (c) Neither Buyer nor Merger Sub is an investment company as defined in
    Section 368(a)(2)(F)(iii) and (iv) of the Code.

        (d) Merger Sub will have no liabilities that will be assumed by or transferred to Seller in the Merger.

        (e) Prior to and through the Effective Time of the Merger, Buyer will be in control of Merger Sub within the meaning of Section 368(c) of the Code.

        (f) Buyer has no plan or intention to: (i) liquidate the Surviving Corporation, (ii) merge the Surviving Corporation with and into another corporation other than Merger Sub, (iii) sell or otherwise dispose of the Seller Shares, or (iv) cause the Surviving Corporation to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

        (g) Neither Buyer nor any related Person (within the meaning of Treas. Reg. Section 1.368-1(e)(3)) has acquired or will acquire any Seller Shares in anticipation of the Merger.

        (h) Buyer does not own, and has not owned during the past five years, any Seller Shares.

        (i)  The Merger will be effected for a bona fide business purpose.

        (j) None of the Buyer Shares received by any stockholder/employee of Seller pursuant to the Merger are, or will be, separate consideration for, or allocable to, any employment, consulting or similar arrangement. The compensation paid to any stockholder/employee of Seller pursuant to any such employment, consulting or similar arrangement (including any covenant not to compete) is or will be for services actually rendered and performed (or not competing), and will be commensurate with amounts paid to third parties bargaining at arms length for similar services.

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
        (k) Buyer has no plan or intention to cause the Surviving Corporation to issue Seller Shares after the Merger that would result in Buyer losing control of the Surviving Corporation within the meaning of Section 368(c) of the Code.

        (l) Buyer presently intends that after the Merger it will cause the Surviving Corporation to continue the historic business of Seller and/or to use a significant portion of Seller's business assets in a business.

    5.14 POOLING OF INTEREST TREATMENT. To Buyer's knowledge, it has not taken any action that would or reasonably could be expected to cause the Merger to fail to qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16.

    5.15 DISCLOSURE. No representation or warranty of Buyer contained in this Agreement or any schedule, attachment or exhibit hereto, and no statement contained herein or in any certificate or document furnished to Buyer pursuant to the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

    SECTION 6.  COVENANTS.

    The Parties agree as follows with respect to the period from and after the execution of this Agreement.

    6.1 GENERAL. Each of the Parties will use all commercially reasonable efforts to take all action and to do all things necessary, proper, and advisable in order to consummate and make effective the Merger as soon as practicable after the date of this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7). Each party will give any notices for which it is responsible by law or under this or any other contract (and will cause each of its Subsidiaries to give any notices) to any third parties, and will use all commercially reasonable efforts to obtain (and will cause each of its Subsidiaries to use all commercially reasonable efforts to obtain) any third party consents, necessary to the consummation of the Merger, including any consents, waivers, amendment or other action.

    6.2 JOINT PROXY STATEMENT -- PROSPECTUS AND S-4 REGISTRATION STATEMENT; STOCKHOLDER APPROVAL; NYSE LISTING.

    (a) Buyer shall promptly prepare and file with the SEC the Joint Proxy Statement -- Prospectus (including the preliminary form thereof), and shall thereafter prepare and file with the SEC a registration statement on Form S-4 (the "S-4 REGISTRATION STATEMENT"), in which the Joint Proxy Statement -- Prospectus will be included as a prospectus. Buyer and Seller shall use all commercially reasonable efforts to file the preliminary form of the Joint Proxy Statement -- Prospectus with the SEC within twenty (20) Business Days after the date of this Agreement. Buyer's Representatives shall have principal responsibility for preparing the Joint Proxy Statement -- Prospectus. Each of Buyer and Seller shall use all commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after the initial filing of the preliminary form of Joint Proxy Statement -- Prospectus. Buyer shall use all commercially reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required for Buyer and Seller to carry out the transactions contemplated by this Agreement and Seller shall furnish all information concerning Seller and the holders of Seller Shares as may be reasonably requested in connection with any such action. Buyer shall promptly notify Seller and CVC of the receipt by it of any comments of the SEC or state securities laws regulators and will promptly supply Seller and CVC with copies of all correspondence between it or its Representatives, on the one hand, and the SEC or state securities law regulators, on the other hand, regarding the Joint Proxy Statement -- Prospectus, the S-4 Registration Statement or such "Blue Sky" permits and approvals.

    (b) Each Party shall, promptly upon request, furnish each other Party with all information concerning itself, its Subsidiaries, Representatives, stockholders, Affiliates and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement -- Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Buyer, Seller or any of their respective subsidiaries to any Governmental Entity in connection with the Joint Proxy Statement -- Prospectus, the S-4 Registration Statement or the "Blue Sky" permits and approvals. Seller shall use all commercially reasonable efforts to cause the following items to be delivered to Buyer within ten (10) Business Days after the date of this Agreement: (x) Seller's audited consolidated balance sheets as of December 31, 1998 and 1997 and its audited statements of income, cash-flow and shareholders' equity for each of the years in the three-year period ended December 31, 1998, and the report of PricewaterhouseCoopers, LLP with respect thereto, and (y) Seller's discussion and analysis of Seller's financial condition as of December 31, 1998 and 1997 and its results of operations for fiscal 1998 and 1997 prepared in accordance with the requirements of Item 303 of SEC Regulation S-K.

    (c) Except as expressly provided in the immediately following sentence, the Joint Proxy Statement -- Prospectus shall contain a recommendation by each of the Buyer Board of Directors and the Seller Board of Directors in favor of the approval of this Agreement. Notwithstanding the immediately preceding sentence, nothing in this Section 6.2 shall be construed to require any director of Buyer to take any action or permit any event otherwise required under this
Section 6.2 to the extent that the Buyer Board of Directors or such director shall conclude in good faith, based upon the written advice of counsel, that such action is prohibited or inadvisable in order for the Buyer Board of Directors or such director to act in a manner that is consistent with its or his fiduciary obligations under applicable laws.

    (d) Buyer and Seller shall cause the Joint Proxy Statement -- Prospectus to be mailed to their respective stockholders as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act, and in any event Seller shall cause the Joint Proxy Statement -- Prospectus to be mailed to the Seller Stockholders no later than the third (3rd) Business Day after the Joint Proxy Statement -- Prospectus is mailed to Buyer stockholders. Notwithstanding any other provision in this Agreement, Seller shall use its best efforts to obtain Seller Stockholder Approval not later than the first Business Day that is at least twenty (20) calendar days after the Joint Proxy
Statement -- Prospectus is mailed to the Seller Stockholders.

    (e) Seller represents and warrants to Buyer that, as of the date the Joint Proxy Statement -- Prospectus is issued and as of the date of each of Seller Stockholder Approval and the Buyer Special Meeting, the Joint Proxy
Statement -- Prospectus will not contain any untrue statement of a material fact regarding Seller or any of its Subsidiaries or omit to state any material fact regarding Seller or any of its Subsidiaries necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, it being understood that Seller is making no representation or warranty with respect to information set forth in the Joint Proxy Statement -- Prospectus concerning Buyer or the Buyer Special Meeting. Seller will promptly advise Buyer in writing if, at any time prior to the date of Seller Stockholder Approval or the date of the Buyer Special Meeting, it shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Joint Proxy Statement -- Prospectus in order to make the statements regarding Seller or any of its Subsidiaries contained therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

    (f) Buyer represents and warrants to Seller that as of the date the Joint Proxy Statement -- Prospectus is issued and as of the date of each of Seller Stockholder Approval and the Buyer Special Meeting, the S-4 Registration Statement and the Joint Proxy Statement -- Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and will not at any such time contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made with respect to information set forth in the Joint Proxy Statement -- Prospectus concerning Seller or the terms of Seller Stockholder Approval. Buyer will promptly advise Seller in writing if, at any time prior to the Seller Stockholder Approval, Buyer shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the S-4 Registration Statement or the Joint Proxy Statement -- Prospectus in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

    (g) Seller shall use all commercially reasonable efforts to cause to be delivered to Buyer letters from its independent accountants dated the date on which the S-4 Registration Statement or last amendment thereto shall become effective, and dated the Closing Date, and addressed to Buyer and Seller, with respect to Seller's consolidated financial position and the results of operations, which letters shall be based on SAS 72 and certain agreed-upon procedures, which procedures shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions, and each in form and substance which is reasonably satisfactory to Buyer.

    (h) Seller and CVC shall use all commercially reasonable efforts to cause each Seller Affiliate to deliver to Buyer within fifteen (15) Business Days after the date of this Agreement an executed copy of the Seller Affiliate Agreement in the form of EXHIBIT D. Within sixty (60) days after the end of the first fiscal quarter of Buyer ending at least thirty (30) days after the Effective Time, Buyer shall publish results including at least thirty (30) days of combined operations of Buyer and Seller as referred to in Seller Affiliates Agreement as contemplated by and in accordance with SEC Accounting Series Release No. 135.

    (i) Buyer shall identify, after consultation with counsel, all persons who, at the time of the Buyer Special Meeting, it believes may be deemed to be "affiliates" of Buyer, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act and/or as used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the SEC (the "BUYER AFFILIATES"). Buyer shall use all commercially reasonable efforts to provide to each Buyer Affiliate, at least forty (40) days prior to the Effective Time, written notice regarding the applicable restrictions in Rule 145 and the ramifications of the SEC interpretative positions in Accounting Series Releases 130 and 135, as amended.

    (j) Buyer shall use all commercially reasonable efforts to cause the Buyer Shares that will be issued to the Seller Stockholders upon consummation of the Merger, and the Warrant Shares that will be issued upon the exercise of the Buyer Warrants, to be authorized for listing on the NYSE, subject to official notice of listing, prior to the Closing.

    6.3 OTHER REGULATORY MATTERS AND APPROVALS. Each of the Parties will (and will cause each of its Subsidiaries to) give any notices to, make any filings with, and use all commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 3.3 and 5.3. Without limiting the scope of the immediately preceding sentence, Buyer and Seller will as promptly as practicable, but in no event later than fifteen (15) Business Days following the date of this Agreement, each file any Notification and Report Forms or other form or report and related material that the Parties may be required to file with the Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") under the HSRA or with any other Governmental Entity under the laws of any foreign jurisdiction. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSRA. Each of Buyer and Seller shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSRA. Buyer and Seller shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ and shall respond promptly with any such inquiry or request. Buyer and Seller will use all commercially reasonable efforts to obtain an early termination of any applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable.

    6.4 SELLER'S INTERIM OPERATION OF BUSINESS. Prior to the Closing, except as otherwise expressly provided herein, Seller shall, and shall cause its Subsidiaries to:

        (a) except as contemplated by this Agreement, operate only in the Ordinary Course;

        (b) use all commercially reasonable efforts to keep in full force and effect its corporate existence and all material rights, franchises, Proprietary Rights and goodwill relating or obtaining to its business;

        (c) use reasonable efforts to retain its employees and preserve its present relationships with customers, suppliers, contractors, distributors and such employees;

        (d) perform in all material respects all of its obligations under all Contracts to which it is a party or by which it or its properties or assets may be bound and not enter into, assume, create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, (i) any Contract for goods, services or office space to which Seller or any of its Subsidiaries is (or would thereby be) a party or by which Seller or any of its Subsidiaries or any of their properties are (or would thereby be) bound, excepting only Contracts made in the Ordinary Course or under which the aggregate payments by either party over the term of the Contract do not exceed $100,000, (ii) any Contract the benefits of which (to either party) will accrue or be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger (either alone or upon the occurrence of any additional acts or events) or the value of any of the benefits under which will be calculated on the basis of the Merger or any portion or aspect of either (including any so-called retention or similar bonuses), (iii) any Contract relating to non-competition, or (iv) any Contract that materially restricts the conduct of any line of business by Seller or any of its Subsidiaries;

        (e) not make any single capital expenditure exceeding $2,000,000 or any capital expenditures exceeding $3,000,000 in the aggregate; PROVIDED, HOWEVER, that with Buyer's prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, Seller's aggregate capital expenditures during the term of this Agreement may exceed $3,000,000 but not more than $7,000,000;

        (f) not enter into any new line of business;

        (g) not enter into, renew or amend any agreement relating to employment, salary continuation, severance, consulting, collective bargaining or otherwise relating to the provision of personal services or payment therefor; not institute, amend or terminate any Benefit Plan; not terminate any group health plan that covers, as of the date of this Agreement, current or former employees of Seller, any of its Subsidiaries or any ERISA Affiliate or their beneficiaries; not enter into, renew or amend any agreement that, upon the consummation of the

    Merger, will result in any payment (whether of severance pay or otherwise) becoming due from Buyer, the Surviving Corporation, or any of their Subsidiaries, to any officer or employee of Seller or any of its Subsidiaries; not pay any pension or retirement allowance to any Person not required by an existing plan or agreement; not increase in any manner the compensation or fringe benefits of, or pay any bonus to, any officer, director or employee except (i) as set forth on SCHEDULE 6.4(G) or
    (ii) customary annual (or less frequent) increases in the wages or salaries of employees and customary annual (or less frequent) bonuses to employees, in each case substantially consistent with past practice and which on an annualized basis do not increase the aggregate personnel costs for all employees by more than six percent (6.0%) over the levels in effect as of December 31, 1998; or not increase any other direct or indirect compensation or employee benefit for or to any of its officers, directors or employees;

        (h) prepare and file, on a timely basis, all Tax Returns and other Tax reports, filings and amendments thereto required to be filed by it;

        (i) deliver to Buyer, within fifteen (15) days of each month end from the date hereof through the Closing Date, Seller's consolidated unaudited balance sheets, income statements and cash flow statements as of and for the immediately preceding month, all consistent with the applicable requirements of Section 3.6;

        (j) not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its outstanding capital stock, except for cash dividends in the Ordinary Course on the Seller Preferred Shares in accordance with the terms of Seller's Certificate of Incorporation;

        (k) not issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or option to acquire, any such shares, voting securities or convertible securities, or take any action that would make the representations and warranties set forth in Section 3.4 as applicable not true and correct in all material respects;

        (l) not amend its Certificate of Incorporation or By-laws or other comparable charter or organizational documents;

        (m) not acquire by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiary or solicit or negotiate any Acquisition Proposal with respect to any other Person;

        (n) not change its accounting policies in any material respect, except as required by GAAP;

        (o) pay their own expenses in connection with the Merger and, at Seller's discretion, pay any expense CVC reasonably incurs in connection with the Merger; and

        (p) not authorize or enter into any agreement or commitment to take any action inconsistent with any of the foregoing.

Further, prior to the Closing, without the prior written consent of Buyer or as otherwise expressly provided herein, Seller will not, and will not permit any of its Subsidiaries, to enter into any Contract or take any other action which, if entered into or taken prior to the date of this Agreement, would cause any representation or warranty of Seller to be untrue in any respect or be required to be disclosed on any Schedule; or take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger as set forth in Section 7 not being satisfied or in a violation of this Agreement; or take or omit to be taken any action which reasonably could be expected to have a Material Adverse Effect on Seller.

    6.5 COVENANTS OF BUYER. Prior to the Closing, except as otherwise expressly provided for herein, Buyer shall, and shall cause its Subsidiaries to:

        (a) not take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Sections 7.2 not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

        (b) not take any other action that would materially impede the ability of Buyer to obtain the requisite regulatory approvals or otherwise materially adversely affect Buyer's ability to consummate the transactions contemplated by this Agreement;

        (c) not declare or pay any dividend on, or make any other distributions in respect of, Buyer Common Stock except for dividends in the Ordinary Course and dividends or distributions in Buyer Common Stock;

        (d) not issue any shares of Buyer Common Stock in connection with Buyer acquiring directly or indirectly the stock or assets of any other Person, except with the prior consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed;

        (e) not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless such Person shall expressly assume the obligations of Buyer hereunder;

        (f) pay their own expenses in connection with the Merger; and

        (g) not authorize or enter into any agreement or commitment to take any action inconsistent with any of the foregoing.

Further, prior to the Closing, without the prior written consent of Seller or as otherwise expressly provided for herein, Buyer will not, and will not permit any of its Subsidiaries, to enter into any Contract or take any other action which, if entered into or taken prior to the date of this Agreement, would cause any representation or warranty of Buyer to be untrue in any respect or be required to be disclosed on any Schedule; or take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger as set forth in Section 7 or in a violation of this Agreement.

    6.6 ACCESS. (a) Seller shall make available to Buyer all information regarding Seller that Buyer reasonably may request and shall authorize all reasonable visits to Seller's premises to make such investigations of the business, properties, books and records of Seller and its Subsidiaries (including without limitation Phase I and Phase II environmental assessments and other environmental due diligence) as Buyer reasonably may request. Buyer agrees to coordinate closely all such activities with Seller's President or Chief Financial Officer and to conduct any such inquiries with appropriate discretion and sensitivity to Seller's relationships with its employees, customers and suppliers.

    (b) Upon reasonable notice, Buyer shall, within a reasonable period of time prior to the Closing, afford Seller and its officers, employees, counsel, accountants and other authorized Representatives, such access as is reasonably necessary to confirm that the representations and warranties of Buyer made herein are true and correct in all material respects. Buyer shall furnish promptly to Seller a copy of each application, report, schedule, correspondence and other document filed by Buyer with or received by Buyer from any Governmental Entity in connection with

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
the transactions contemplated hereunder, and Buyer agrees to notify Seller by telephone within twenty-four (24) hours of receipt of any adverse oral communication from any Governmental Entity regarding the outcome of any regulatory applications required in connection with the Merger.

    (c) Nothing in this Section 6.6 shall require any Party or any of its Subsidiaries to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Person in possession or control of such information or would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the immediately preceding sentence apply.

    (d) Each Party acknowledges that certain of the information made available to it pursuant to this Section 6.6 and otherwise in connection with the Merger may be confidential, proprietary or otherwise nonpublic, and each Party agrees, for itself and for each of its Representatives, that it (i) shall hold in confidence all confidential information received by it from or with regard to the other Party ("CONFIDENTIAL INFORMATION") subject to the terms of this
Section 6.6, (ii) shall disclose such Confidential Information only to those of its Representatives and, in the case of Buyer, its current or prospective lenders, and other sources of capital, in each case having a need to know the same for purposes of evaluating, negotiating or implementing financing for Buyer, and (iii) shall inform each Representative or current or prospective lender or investor to whom Confidential Information is disclosed that such information is confidential and direct such Representative or current or prospective lender or investor not to disclose the same. Each Party shall remain responsible for any disclosure of Confidential Information by any of its Representatives or current or prospective lender or investors. Each Party further agrees that, upon the request of the other Party given following the termination of this Agreement for any reason, the receiving Party and each of its Representatives either shall return to the requesting Party all Confidential Information received by the receiving Party and its Representatives (including all compilations, analyses or other documents prepared by it that contain Confidential Information) or shall certify that the same has been destroyed. As used herein, Confidential Information shall not include (i) information that is or becomes generally available to the public other than as a result of a breach of this Agreement, (ii) information that the receiving Party demonstrates was known to it on a non-confidential basis prior to receiving such information from the other Party, (iii) information that the receiving Party develops independently without relying on Confidential Information, and (iv) information that becomes available to the receiving Party on a non-confidential basis from another source if the source was not known to or not reasonably believed by the receiving Party to be subject to any prohibition against disclosing such information.

    6.7 NOTICE OF DEVELOPMENTS. Each Party shall promptly advise the other Party of any change or event having a Material Adverse Effect on it or its ability to perform its obligations under this Agreement or which it believes would or may be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or to preclude the satisfaction of one or more of the conditions set forth in
Section 7; PROVIDED, HOWEVER, that any such disclosure shall not have any effect for the purpose of determining the accuracy of any representation or warranty when made, for determining satisfaction of the conditions set forth in
Section 7, or for determining the compliance by Seller with any other provision of this Agreement.

    6.8 ACQUISITION PROPOSALS. Seller shall not, and it shall not authorize or permit any of its Subsidiaries, officers, directors, employees, Affiliates, stockholders or any Representative retained by Seller or its Subsidiaries, directly or indirectly, to (i) solicit, initiate or knowingly encourage or induce the making of any Acquisition Proposal, (ii) negotiate with any third party with respect to any Acquisition Proposal, (iii) endorse or recommend the Acquisition Proposal of any Person other than the Buyer or any of its Subsidiaries or (iv) enter into any Contract with any third party with the intent to effect any Acquisition Proposal.

    6.9 BOARD OF DIRECTORS. CVC shall have the right to designate one (1) director to serve on Buyer's Board of Directors from and after the Effective Time, and Buyer's Board of Directors shall take all such action reasonably necessary to cause and maintain such designation, so long as at all times from and after the Effective Time each of the following conditions is satisfied: (i) CVC owns shares of Buyer Common Stock constituting forty percent (40.0%) or more of the total number of Buyer Shares issued to CVC in the Merger (as adjusted for any Recapitalization) and (ii) CVC owns shares of Buyer Common Stock constituting two percent (2.0%) or more of the shares of Buyer Common Stock outstanding from time to time. A condition to the election of the CVC designee is the agreement of such designee to resign at the request of Buyer's Board of Directors if the either of the conditions set forth in the immediately preceding sentence is not satisfied. Buyer shall use all commercially reasonable efforts to maintain directors' and officers' liability insurance covering the CVC director designee, and in no event shall such directors' and officers' liability insurance applicable to the CVC director designee be less favorable than the directors' and officers' liability insurance covering Buyer's directors generally. Buyer shall reimburse such designee for any reasonable out-of-pocket expenses incurred in connection with his or her position on the Board of Directors in accordance with Buyer's customary practices and shall pay such designees any fees or other compensation comparable to other non-executive directors of Buyer.

    6.10 FINANCING. Buyer shall use all commercially reasonable efforts to obtain, on terms satisfactory to Buyer, debt financing on or prior to the Closing Date in an amount not less than the amount required to refinance all financial indebtedness of Seller and its Subsidiaries under the Credit Agreements, the Senior Credit Notes and the 10% PIK Subordinated Notes and to provide for the ordinary working capital needs of Seller and its Subsidiaries. Buyer shall deliver to Seller true and correct copies of the fully executed and delivered definitive financing agreements with respect thereto on or before the Closing Date. Buyer shall use all commercially reasonable efforts to cause it and its Subsidiaries to satisfy on or before the Closing Date all requirements of the definitive financing agreements which are conditions to closing the transactions constituting the financing and to drawing the cash proceeds thereunder. Seller and its Subsidiaries shall use all commercially reasonable efforts to cooperate with Buyer to facilitate such financing.

    6.11 PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. Other than required by this Agreement, no Party shall issue any press release or make any public announcement (including filings with the SEC or NYSE) prior to the Effective Time and relating to the subject matter of this Agreement without the prior written approval of the other Parties; PROVIDED, HOWEVER, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use all commercially reasonable efforts to advise the other Parties prior to making the disclosure).

    6.12  COVENANTS OF CVC.

    (a) Prior to the Closing, without the prior written consent of Buyer or as otherwise expressly provided herein, CVC will not, and will not permit any of its Affiliates to, enter into any Contract or take any other action which, if entered into or taken prior to the date of this Agreement, would cause any representation or warranty of Seller or CVC in Article 3 or Article 4 to be untrue in any respect or be required to be disclosed on any Schedule; or take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger as set forth in Section 7 not being satisfied or in a violation of this Agreement; or take or omit to be taken any action which reasonably could be expected to have a Material Adverse Effect on Seller.

    (b) CVC shall use its best efforts to cause Seller to obtain Seller Shareholder Approval and to cause the condition set forth in Section 7.2(g) to be satisfied, including, with respect to Section 7.2(g), enforcing to the extent necessary the waiver of dissenter's rights provided in the Seller Stockholder Agreement. Without limiting the scope of the immediately preceding sentence, so long as this Agreement has not been terminated in accordance with the terms CVC shall vote or cause to be voted all of the CVC Shares that are Seller Voting Shares and that are owned by CVC as of the record date for Seller Stockholder Approval, for the approval of this Agreement, and shall vote, or cause to be voted, all such CVC Shares against the approval of any Acquisition Proposal providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of Seller or any of its Subsidiaries with any Person other than Buyer or any of its Subsidiaries.

    (c) So long as this Agreement has not been terminated in accordance with the terms hereof, CVC will not sell, assign, transfer or otherwise dispose of (including, without limitation, by the creation of a Security Interest), or permit to be sold, assigned, transferred or otherwise disposed of, any of the CVC Shares, whether such CVC Shares are held on the date of this Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (i) transfers by operation of law (in which case this Agreement shall bind the transferee), and (ii) as Buyer may otherwise agree in its sole discretion.

    (d) CVC agrees that, so long as this Agreement has not been terminated in accordance with the terms hereof, CVC shall, and shall instruct each of its Representatives and Affiliates to, cease and refrain from any and all activities, discussions, negotiations, providing any information with respect to, or other actions with any Person other than Buyer or any of its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal other than the Merger.

    (e) From the date that is thirty (30) days prior to the Effective Time, CVC will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, any CVC Share and will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, any Buyer Shares received by CVC in the Merger or other shares of Buyer Common Stock until after such time as results covering at least thirty (30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least thirty (30) days of combined operations as contemplated by and in accordance with SEC Accounting Series Release No. 135.

    SECTION 7.  CONDITIONS TO CLOSING.

    7.1 JOINT CONDITIONS TO OBLIGATIONS OF BUYER, MERGER SUB AND SELLER. The obligations of Buyer and Seller to consummate the Merger are subject to the satisfaction of each of the following conditions:

        (a) Buyer Stockholder Approval and Seller Stockholder Approval shall have been obtained.

        (b) All necessary approvals of any Governmental Entity required for the consummation of the Merger shall have been obtained and shall remain in full force and effect; all statutory or other required waiting periods in respect thereof shall have expired; and no approval of any Governmental Entity shall have imposed any condition or requirement which, in the reasonable opinion of Buyer, would so materially adversely affect the economic or business benefits to Buyer of the Merger so as to render inadvisable the consummation thereof.

        (c) The S-4 Registration Statement shall have become effective under the Securities Act, no stop order suspending its effectiveness shall have been issued, and no proceedings for that purpose shall have been initiated or shall be threatened by the SEC.

        (d) The Buyer Shares that will be issued to the Seller Stockholders upon consummation of the Merger, and the Warrant Shares that will be issued upon the exercise of the Buyer Warrants, shall have been authorized for listing on the NYSE subject to official notice of listing.

        (e) There shall be no claim, action, suit, investigation or other proceeding pending or overtly threatened before any court or other Governmental Entity wherein an unfavorable judgment, order, decree, ruling, charge or injunction has been issued, or reasonably could be expected to be issued, which would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
    (iii) present a substantial risk of the obtaining of material damages from Seller or Buyer or their respective officers or directors in connection therewith.

    7.2 CONDITIONS TO OBLIGATIONS OF BUYER AND MERGER SUB. The obligations of Buyer and the Merger Sub to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction of the following conditions.

        (a) the representations and warranties set forth in Section 3 and
    Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

        (b) Seller shall have performed and complied with all of its agreements and covenants hereunder through the Closing;

        (c) there shall have been no event having a Material Adverse Effect on Seller;

        (d) Seller shall have delivered to Buyer and Merger Sub a certificate signed by its Chief Executive Officer and its Chief Financial Officer to the effect that each of the conditions specified above in Section 7.1 and 7.2
    (a)-(c) is satisfied in all respects, provided, that such certificate need not address Section 4 of this Agreement;

        (e) CVC shall have delivered to Buyer and Merger Sub a certificate to the effect that the representations and warranties in Section 4 are true and correct in all material respects as of the date of this Agreement and as of the Closing Date; that CVC has complied with the agreements and covenants applicable to it; and that the condition in Section 7.1(e) has been satisfied as it pertains to CVC;

        (f) Buyer shall have obtained the proceeds of the financing necessary to provide debt financing of an amount not less than the amount required to refinance all financial indebtedness of Seller and its Subsidiaries under the Credit Agreement, the Senior Subordinated Credit Note and the 10% PIK Subordinated Notes and to provide for the ordinary working capital needs of Seller and its Subsidiaries, in each case on terms and conditions reasonably satisfactory to Buyer, and Buyer shall have received in form and substance reasonably satisfactory to it such releases, discharges and other similar instruments as it may reasonably request to confirm that all creditors under such lending arrangements have released all Security Interests encumbering or otherwise affecting the assets of Seller or any of its Subsidiaries.

        (g) The total number of Buyer Shares that potentially may not be issued in the Merger as a consequence of one or more Seller Stockholders having the right, as of the Closing, to exercise dissenter's rights under the DGCL shall not exceed Three Hundred Eighty-Five Thousand (385,000).

        (h) Buyer shall have received letters, in form and substance acceptable to it, from KPMG Peat Marwick LLP and PricewaterhouseCoopers, LLP, dated the Closing Date, substantially to the effect that, on the basis of a review of the Agreement and the Merger contemplated hereby, in such accountants' unqualified opinion, Accounting Principles Board Opinion No. 16 provides that the Merger may be accounted for as a pooling of interests.

        (i) Buyer shall have received an opinion, dated as of the Closing Date, from its counsel, Nutter, McClennen & Fish, LLP or other counsel acceptable to Buyer, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code.

        (j) each of Buyer and the Merger Sub shall have received from counsel to Seller opinions as to corporate matters dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, each of Buyer and the Merger Sub;

        (k) Seller and each Seller Affiliate shall have terminated, to the extent requested by Buyer, the Seller Stockholder Agreement and any and all other similar agreements or arrangements, to which Seller or any Seller Affiliate is a party;

        (l) CVC, the Management Representative, all other Seller Stockholders (other than Seller Stockholders who have perfected dissenter's rights) and the holder of the CMP Warrant shall have entered into the Agency Agreement;

        (m) CVC and the Management Representative, in their individual capacities and as agents for the holders of Seller Common Shares and the CMP Warrant, shall have entered into an Escrow Agreement with Buyer and Escrow Agent;

        (n) Each Seller Affiliate shall have executed and delivered to Buyer the Seller Affiliate Agreement;

        (o) Each of David R. Beckerman and any other Seller employee who owns a stock or other ownership interest in any Subsidiary of Seller shall have executed and delivered to Buyer an instrument in form and substance reasonably acceptable to Buyer whereby such Person will transfer or agree to transfer, to any Person reasonably designated by Buyer, any and all stock or other ownership interest he or she may have in any Subsidiary of Seller; and

        (p) Without limiting the scope of any other provision of this Section
    7.2 and except for the CMP Warrant, there shall be, as of the Closing, no Contract of any character to which Seller or any of its Subsidiaries is a party or subject representing an option, warrant, right call or similar right to receive or acquire any capital stock of Seller or any of its Subsidiaries, nor shall there be, as of the Closing, any pending or, to Seller's knowledge, threatened any claim or demand for, a direct or indirect equity interest in Seller or any Subsidiary, including, without limitation, any option, warrant, right or call or any stock appreciation, phantom stock, profit participation or similar rights.

    7.3 CONDITIONS TO OBLIGATIONS OF SELLER. The obligation of Seller and Seller Stockholders to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions.

        (a) the representations and warranties set forth in Section 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

        (b) each of Buyer and the Merger Sub shall have performed and complied with all of its covenants hereunder through the Closing;

        (c) each of Buyer and the Merger Sub shall have delivered to Seller a certificate to the effect that each of the conditions specified in Section
    7.1 and 7.3(a)-(b) is satisfied in all respects;

        (d) Seller shall have received a letter, in form and substance acceptable to it, from PricewaterhouseCoopers, LLP, dated the Closing Date, substantially to the effect that, on the basis of a review of the Agreement and the Merger contemplated hereby, in such accountants' unqualified opinion, Accounting Principles Board Opinion No. 16 provides that the Merger may be accounted for as a pooling of interests.

        (e) Seller shall have received from counsel to Buyer and the Merger Sub opinions as to corporate matters dated as of the Closing Date and addressed to, and in form and substance reasonably satisfactory to, Seller;

        (f) Seller shall have received an opinion, dated as of the Closing Date, from its counsel, Kirkland & Ellis or other counsel acceptable to Seller, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code.

        (g) Buyer shall have taken all steps necessary to cause to be elected, effective not later than the Effective Time, the Person designated by CVC pursuant to Section 6.9;

        (h) Buyer shall have refinanced not later than the Effective Time all financial indebtedness of Seller and its Subsidiaries under the Credit Agreement, the Senior Subordinated Credit Note and the 10% PIK Subordinated Notes; and

        (i) Buyer shall have executed and delivered to CVC the Registration Rights Agreement.

    SECTION 8.  INDEMNIFICATION.

    8.1  AGREEMENTS TO INDEMNIFY.

    (a) As used in this Section 8:

         (i) "DAMAGES" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and attorneys' fees and expenses, and including costs of environmental investigations and/or cleanups ordered by federal, state, local, or foreign governments (or any agencies thereof).

        (ii) "INDEMNIFYING PARTY" means the party obligated to provide indemnification under Sections 8.1(b), (c) or (d).

        (iii) "INDEMNIFIED PARTY" shall mean a party entitled to indemnification under Sections 8.1(b), (c), or (d).

    (b) On the terms and subject to the limitations set forth in this Section 8 and the Escrow Agreement, the Escrow Agent, solely on behalf of the Persons receiving Buyer Shares in connection with the Merger and the holder of the Escrow Warrant, and not individually, shall indemnify, defend and hold harmless Buyer and its Subsidiaries and their Representatives from and against any and all Damages incurred in connection with or arising out of or resulting from or incident to (i) any breach of any warranty, or the inaccuracy of any representation made by Seller in or pursuant to this Agreement, or (ii) any breach of any other covenant or agreement made by Seller in or pursuant to this Agreement.

    (c) On the terms and subject to the limitations set forth in this Section 8, Buyer shall indemnify, defend and hold harmless Seller and the Seller Stockholders and their respective Subsidiaries and Representatives from and against any and all Damages incurred in connection with or arising out of or resulting from or incident to (i) any breach of any or warranty, or the inaccuracy of any representation, made by Buyer in or pursuant to this Agreement, or (ii) the breach of any other covenant or agreement made by Buyer in or pursuant to this Agreement.

    (d) On the terms and subject to the limitations set forth in this Section 8 and the Escrow Agreement, the Escrow Agent, solely on behalf of CVC, and not individually, shall indemnify, defend and hold harmless Buyer and its Subsidiaries and their respective Representatives from and against any and all Damages incurred in connection with or arising out of or resulting from or incident to (i) any breach of any or warranty, or the inaccuracy of any representation, made by CVC in or pursuant to this Agreement, or (ii) the breach of any other covenant or agreement made by CVC in or pursuant to this Agreement.

    (e) Any payment made by the Escrow Agent on behalf of CVC or any other Seller Stockholder pursuant to the indemnification obligations provided for in this Section 8 shall constitute a reduction in the consideration paid by Buyer in the Merger. Any payment made by Buyer pursuant to the indemnification obligations provided for in this Section 8 shall constitute an addition to the consideration paid by Buyer.

    8.2  LIMITATIONS ON INDEMNIFICATION.

    (a) None of the parties hereto shall be liable to the other pursuant to the indemnification provisions of Sections 8.1(b), (c) or (d) unless it receives notice from the other party of its claim for indemnification hereunder within twelve (12) months after the Closing Date; or in the case of the representations of Seller set forth in Sections 3.6 and 3.9 and of Buyer under Sections 5.6 and
5.9 as to which the notice must be received by the later of (x) twelve (12) months after the Closing Date or (y) by April 30, 2000 or such later date as the audit of Buyer's financial statements for the year ended March 31, 2000 is complete.

    (b) Indemnification payments due under Sections 8.1 shall be reduced by (i) any insurance proceeds received by the Indemnified Party with respect to those Damages which relate to the indemnity claim and which proceeds are received under an insurance policy of Seller or any of its Subsidiaries in effect as of the date of this Agreement; provided that this Section 8.2(b) shall not obligate Buyer or any of its Subsidiaries to obtain any insurance coverage or, if already obtained, to maintain the effectiveness of such insurance or to make any claim thereunder; and (ii) the amount of any Tax savings realized by the indemnified party with respect to those Damages which relate to the indemnity claim (net of any increased Tax Liability which may result from the receipt of an indemnity payment under Sections 8.1(b), 8.1(c) or 8.1(d)); provided that future Tax deductions and Tax Liability will be discounted at the prime rate of interest reported in the Wall Street Journal at the time the indemnification payment pursuant to this Section 8 is made.

    (c) Pursuant to claims for indemnification of the type referred to in Sections 8.1(b), 8.1(c) or 8.1(d), an Indemnifying Party shall only be liable to an Indemnified Party to the extent the aggregate amount of such claims by the Indemnified Party for indemnification exceeds Two Million Dollars ($2,000,000) in the aggregate (the "INDEMNITY THRESHOLD"), whereupon only the amount of such claims in excess of the Indemnity Threshold shall be recoverable in accordance with the terms hereof. For purposes of the applying the Indemnity Threshold to Seller Stockholder claims under Section 8.1(c), all Seller Stockholders shall be treated as a single Indemnified Party.

    (d) If the Merger has occurred, (i) the aggregate liability of the Seller Stockholders for any and all Damages arising from indemnification claims under
Section 8.1(b) shall not exceed the value of the Escrow Fund (as defined in the Escrow Agreement), (ii) the aggregate liability of Buyer for any and all Damages arising from indemnification claims under Section 8.1(c) shall not exceed the aggregate Current Market Price of the Escrow Shares as of the Closing Date, and
(iii) the liability of CVC for any and all Damages arising from indemnification claims under Section 8.1(b) or Section 8.1(d), in the aggregate, shall not exceed the value of Escrow Account (as defined in the Escrow Agreement) of CVC and each Escrow Account Beneficiary, if any, who is a successor or assignee of CVC under the Escrow Agreement.

    (e) If the Merger has occurred, any indemnification payment owed by Buyer pursuant to Section 8.1(c) shall be payable solely in additional shares of Buyer Common Stock with the value of such shares being deemed to be equal to the Current Market Price of Buyer Common Stock as of the Closing Date.

    (f) The indemnification provided for in this Section 8 shall be the sole and exclusive remedy of Buyer, Merger Sub, Seller, the Seller Stockholders and CMP, for any and all Damages incurred in connection with or arising out of or resulting from or incident to any breach of any warranty, or the inaccuracy of any representation made any Party in or pursuant to this Agreement, or any breach of any other covenant or agreement made by any Party in or pursuant to this Agreement or otherwise related to or arising out of the Merger. Without limiting the scope of the immediately preceding sentence, except as expressly set forth in this Section 8 and subject only to the occurrence of the Effective Time, each Party does hereby irrevocably and absolutely waive and release, to the fullest extent permitted under law, any and all claims, demands, damages, debts, liabilities, accounts, reckonings, obligations, costs, expenses, liens, actions and causes of action of every kind and nature whatsoever, which it/he now has, own or holds, or at any time heretofore ever had, owned or held, or could, shall or may hereafter have, own or hold, whether now known or unknown, suspected or unsuspected, against any other Party or other Seller Stockholder incurred in connection with or arising out of or resulting from or incident to any breach of any warranty or the inaccuracy of any Party in or pursuant to this Agreement or any breach of any other covenant or agreement made by any Party in or pursuant to this Agreement or otherwise related to or arising out of this Agreement or the Merger.

    8.3  METHOD OF ASSERTING AND RESOLVING CLAIMS.

    (a) All claims for indemnification by Buyer pursuant to Section 8.1(b) shall be made and resolved in accordance with the provisions of the Escrow Agreement.

    (b) Any claim for indemnification pursuant to Section 8.1(c) or (d), shall be made and resolved in accordance with this Section 8.3. A Person seeking indemnification shall, prior to the Termination Date, give written notice of such claim (a "CLAIM NOTICE") to the proposed Indemnifying Party. In the case of Claim Notice seeking indemnification pursuant to Section 8.1(c), the Claim Notice shall be given by CVC. Each Claim Notice shall state the amount of claimed Damages and the basis for such claim. Within thirty (30) days after delivery of a Claim Notice, the proposed Indemnifying Party shall provide a written response (the "RESPONSE NOTICE") to the Person who gave the Claim Notice. If no Response Notice is delivered within such thirty (30) day period, the proposed Indemnifying Party shall be deemed to have waived its right to dispute such claim for indemnification. Buyer, on the one hand, and Seller or CVC, on the other hand, shall use good faith efforts to resolve any disputed indemnification claim. If the matter is not resolved within fifteen (15) days of the delivery of the Response Notice, either Party shall have the right, by delivery of written notice to the other (the "ARBITRATION NOTICE"), to submit the matter to binding arbitration in Stamford, Connecticut. Such matter shall then be settled by three arbitrators in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the "AAA RULES"). CVC and Buyer shall each designate one arbitrator within fifteen
(15) days of the delivery of the Arbitration Notice. CVC and Buyer shall cause such designated arbitrators mutually to agree upon and shall designate a third arbitrator; PROVIDED, HOWEVER, that (i) failing such agreement within forty-five
(45) days of delivery of the Arbitration Notice, the third arbitrator shall be appointed in accordance with the AAA Rules and (ii) if either CVC or Buyer fails to timely designate an arbitrator, the dispute shall be resolved by the one arbitrator timely designated. CVC and Buyer shall pay the fees and expenses of their respectively designated arbitrators and shall bear equally the fees and expenses of the third arbitrator. CVC and Buyer shall cause the arbitrators to decide the matter to be arbitrated pursuant hereto within sixty (60) days after the appointment of the last arbitrator. The arbitrators' decision shall relate solely to whether the proposed Indemnified Party is entitled to receive the claimed Damages (or a portion thereof) pursuant to the applicable terms of this Agreement. The final decision of the majority of the arbitrators shall be furnished to Seller or CVC, as applicable, and Buyer in writing and shall constitute a conclusive, final and nonappealable determination of the issue in question, binding upon Seller or CVC, as applicable, Buyer and all Seller Stockholders, as applicable, and their successors and assigns. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrators' award.

    (c) The Indemnified Party shall give prompt written notification to the Indemnifying Party of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification pursuant to this
Section 8 may be sought. Within twenty (20) Business Days after delivery of such notification, the Indemnifying Party (which for purposes of this Section 8.3(c) shall mean Seller or, if the merger has occurred, CVC, as agent for the Seller Stockholders, in the case of a claim pursuant to Section 8.1(c)) may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit or proceeding with counsel reasonably satisfactory to the Indemnified Party, provided the Indemnifying Party acknowledges in writing to the Indemnified Party that any Damages that may be assessed against the Indemnified Party in connection with such action, suit or proceeding constitute Damages for which the Indemnified Party shall be entitled to indemnification pursuant to this Section 8. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall control such defense. The Person not controlling such defense may participate therein at its own expense. The Person controlling such defense shall keep the other Person (i.e., the Indemnified Party or the Indemnifying Party, as the case may be) advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld. The Indemnifying Party shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

    SECTION 9.  TERMINATION AND ITS CONSEQUENCES.

    9.1  TERMINATION OF AGREEMENT.

    (a) Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Effective Time.

    (b) Either Buyer or Seller may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time, if the Closing has not occurred on or before July 31, 1999 by reason of the failure of any condition precedent under Section 7.1, 7.2 or 7.3 hereof, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein.

    (c) Either Buyer or Seller may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time if any other Party has breached any material representation, warranty, covenant or agreement contained in this Agreement, which breach has not been cured within ten (10) Business Days of receiving notice thereof from the other Party or which breach, by its nature, cannot be cured prior to July 31, 1999, PROVIDED, HOWEVER, that a Party may not terminate this Agreement pursuant to this Section 9.1(c) if such Party is then in breach of any material representation, warranty, covenant or agreement contained in this Agreement.

    (d) Buyer may terminate this Agreement at any time after Buyer Stockholder Approval is obtained if (i) Seller Stockholder Approval has not been obtained as of the effective date of such termination and (ii) each other condition precedent under Section 7.1 and 7.3 has been, or it is probable will be, satisfied on or before July 31, 1999.

    9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Buyer or Seller as provided in Section 9.1, all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party, except (i) Sections 6.6(d) and 9.2 and the liability to pay the Termination Fee in accordance with Section 9.3, if applicable, will survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, any termination of this Agreement will not relieve or release any Party from any liability or damages arising out of its breach of any provision of this Agreement.

    9.3  TERMINATION FEE.

    (a) If Buyer terminates this Agreement either

         (i) pursuant to Section 9.1(c) after the deadline for Seller Stockholder Approval specified in Section 6.2(d), if either Seller or CVC materially breached its covenant to use its best efforts to obtain Seller Stockholder Approval and as of the effective date of such termination Seller Stockholder Approval has not been obtained, or

        (ii) pursuant to Section 9.1(d),

Seller shall, within three (3) Business Days after the effectiveness of such termination, pay to Buyer the Termination Fee in immediately available funds.

    (b) If Seller terminates this Agreement because of the failure to obtain Seller Stockholder Approval on or before July 31, 1999, Seller shall, prior to and as a precondition of the effectiveness of such termination, pay to Buyer the Termination Fee in immediately available funds.

    (c) The "Termination Fee" shall be equal to Five Million Dollars
($5,000,000).

    SECTION 10.  MISCELLANEOUS.

    10.1 REPRESENTATIONS AND SURVIVAL. The Parties make no other representations or warranties to each other except as expressly set forth in this Agreement. Except as expressly provided in Section 8, none of the representations, warranties, and covenants of the Parties will survive the Effective Time.

    10.2 NO THIRD PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except as expressly provided in Section 8 with respect to Buyer's obligation to indemnify the Seller Stockholders as represented through CVC.

    10.3 ENTIRE AGREEMENT. This Agreement (including the Schedules) and other documents referenced herein as exhibits hereto constitute the entire agreement between the Parties and supersedes any prior understanding, agreement, or representation by or between the Parties, written or oral, to the extent they relate in any way to the subject matter, including without limitation those certain confidentiality agreements entered into prior to the date of this Agreement.

    10.4 SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

    10.5 COUNTERPARTS AND DELIVERY. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. The delivery of a signature page of this Agreement by one Party to the each of the other Parties via facsimile transmission shall constitute the execution and delivery of this Agreement by the transmitting Party.

    10.6 NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given two Business Days after it is sent either by certified mail or FedEx or similar overnight courier service, and addressed to the intended recipient as set forth below:

    IF TO SELLER:                                COPY TO (which shall not constitute
                                                 notice):

    PTI, Inc.                                    Kirkland & Ellis
    c/o Polyfibron Technologies, Inc.            Citicorp Center
    900 Middlesex Turnpike                       153 East 53rd Street
    Billerica, MA 01821-3946                     New York, NY 10022-4675
    Fax: (508) 439-2105                          Fax: (212) 446-4900
    Attention: David R. Beckerman                Attention: Kirk A. Radke, Esq.
            Chief Executive Officer

    IF TO BUYER OR THE MERGER SUB:               COPY TO (which shall not constitute
                                                 notice):

    MacDermid, Incorporated                      Nutter, McClennen & Fish, LLP
    245 Freight Street                           One International Place
    Waterbury, CT 06702                          Boston, MA 02110-2699
    Fax: (203) 575-5630                          Fax: (617) 973-9748
    Attention: John L. Cordani, Esq.             Attention: Michael E. Mooney, Esq.
             General Counsel and Secretary                and Michael K. Krebs, Esq.

    IF TO CVC:                                   COPY TO (which shall not constitute
                                                 notice):

    Citicorp Venture Capital, Ltd.               Kirkland & Ellis
    399 Park Avenue                              Citicorp Center
    New York, NY 10022                           153 East 53rd Street
    Fax: (212) 888-2940                          New York, NY 10022-4675
    Attention: Joseph Silvestri                  Fax: (212) 446-4900
                                                 Attention: Kirk A. Radke, Esq.

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice of the change in the manner herein set forth.

    10.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Connecticut without giving effect to any choice or conflict of law provision or rule (whether of the State of Connecticut or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Connecticut.

    10.8 CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS SITTING IN THE STATE OF CONNECTICUT IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE AGENCY AGREEMENT, THE ESCROW AGREEMENT, THE REGISTRATION RIGHTS AGREEMENT, THE SELLER AFFILIATE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING. EACH PARTY HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY'S SUCCESSORS AND PERMITTED ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH

SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

    10.9 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE AGENCY AGREEMENT, THE ESCROW AGREEMENT, THE REGISTRATION RIGHTS AGREEMENT, THE SELLER AFFILIATE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING.

    10.10 AMENDMENTS AND WAIVERS. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors. No amendment or other modification of any provision of this Agreement and no waiver of any provision hereof or any right or benefit hereunder shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

    10.11 CONSTRUCTION. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation. The terms "herein", "hereunder", and terms of similar import refer to this Agreement as a whole and not to the specific Section or Article in which they are used. The phrase "to the knowledge" of a Party (and phrases of similar import) shall mean to the actual knowledge, after reasonable inquiry, of the executive officers of the Party, as applicable. The Exhibits and Schedule identified in this Agreement are incorporated herein by reference and made a part hereof. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

    10.12 TIME IS OF THE ESSENCE; COMPUTATION OF TIME. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

    10.13 SPECIFIC PERFORMANCE. Each of the Parties acknowledges that the rights created hereby are unique and recognizes and affirms that in the event of a breach of this Agreement irreparable harm would be caused, money damages may be inadequate and an aggrieved party may have no adequate remedy at law. Accordingly, each of the Parties agrees that the other Party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to enforce its rights and the obligations of the other party hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                                       MACDERMID, INCORPORATED

                                                       By:  /s/ JOHN L. CORDANI
                                                            ----------------------------------------
                                                            Name: John L. Cordani
                                                            Title: Secretary

                                                       MCD ACQUISITION CORP.

                                                       By:  /s/ JOHN L. CORDANI
                                                            ----------------------------------------
                                                            Name: John L. Cordani
                                                            Title: Vice President

                                                       PTI, INC.

                                                       By:  /s/ DAVID R. BECKERMAN
                                                            ----------------------------------------
                                                            Name: David R. Beckerman
                                                            Title: President

                                                       CITICORP VENTURE CAPITAL, LTD.

                                                       By:  /s/ JOSEPH M. SILVESTRI
                                                            ----------------------------------------
                                                            Name: Joseph M. Silvestri
                                                            Title: Vice President

                                   APPENDIX B
                                FIRST AMENDMENT

    THIS FIRST AMENDMENT (the "Amendment") is entered into as of July 27, 1999 by and among MacDermid, Incorporated, a Connecticut corporation ("Buyer"), MCD Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Sub"), PTI, Inc., a Delaware corporation ("Seller"), and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), to amend that certain Plan and Agreement of Merger entered into as of February 18, 1999 (as amended hereby, the "Merger Agreement"), by and among Buyer, Merger Sub, Seller and CVC. Buyer, Merger Sub, Seller and CVC are collectively referred to as the "Parties." Any capitalized term used in this Amendment and not otherwise defined shall have the meaning ascribed to that term in the Merger Agreement.

    WHEREAS, the Parties desire to extend the date on which the Parties may terminate the Merger Agreement and to effectuate certain other amendments to the Merger Agreement in accordance with the terms and conditions set forth herein.

    NOW THEREFORE, in consideration of the mutual agreements set forth herein and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged the Parties agree as follows:

    A.  The Merger Agreement is hereby amended, effective as of the date hereof:

        1. By deleting the section reference "2.4(e)" from Section 2.4(h) of the Merger Agreement and substituting in the place thereof section reference "2.4(e)(ii)."

        2. By adding the following sentence to the end of Section 6.3 to the Merger Agreement:

       "The Parties shall use all commercially reasonable efforts, and will negotiate in good faith with each other and the FTC, to persuade the FTC to approve the Merger in exchange for a settlement with the FTC that is consistent in all material respects with the terms set forth on
       SCHEDULE 6.3 to this Agreement and containing such other terms and conditions as the Parties and the FTC may agree; provided that nothing contained in this Agreement shall obligate Buyer to accept a settlement with the FTC that imposes any material term or condition that is (i) not expressly specified in SCHEDULE 6.3 and (ii) unacceptable to Buyer in Buyer's reasonable discretion. Seller shall use all commercially reasonable efforts to negotiate and enter into a definitive agreement for the sale of the portion of its business described on SCHEDULE 6.3 to a purchaser that Buyer and Seller reasonably believe will be acceptable to the FTC, which sale may be contingent on the completion of the Merger; and the other Parties shall use all commercially reasonable efforts to cooperate with Seller in negotiating such sale. A Party will be deemed to have satisfied its obligations under this Section to use all commercially reasonable efforts to obtain the FTC's approval of the Merger if the Party complies with its obligations under the two immediately preceding sentences. FTC approval that is conditioned upon a settlement on the terms described in SCHEDULE 6.3 hereto shall not by itself be deemed to prevent the closing condition specified in Section 7.1(b) from being satisfied.

        3. Seller's actions in entering into one or more agreements necessary for the sale of the portion of its business consistent with Section 6.3 and
    SCHEDULE 6.3, and all actions by Seller and CVC reasonably necessary in connection therewith, shall not, individually or in the aggregate, (i) constitute a breach by either Seller or CVC of any of their respective obligations under Section 6.4 or Section 6.8 of the Merger Agreement or
    (ii) prevent the satisfaction of
    any of the closing conditions in Section 7.1, Section 7.2 or Section 7.3 of the Merger Agreement.

        4. By deleting in its entirety Section 6.4(e) of the Merger Agreement and substituting in the place thereof the following:

           "(e) not make any single capital expenditure or series of capital expenditures during the term of this Agreement outside the Ordinary Course without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed."

        5. By deleting in its entirety Section 6.4(i) of the Merger Agreement and substituting in the place thereof the following:

           "(i) deliver to Buyer, within fifteen (15) Business Days of each month end from the date hereof through the Closing Date, Seller's consolidated unaudited balance sheets, income statements and cash flow statements as of and for the immediately preceding month, all consistent with the applicable requirements of Section 3.6;

        6. By deleting in its entirety Section 6.4(f) of the Merger Agreement and substituting in the place thereof the following:

           "(f) not enter into any new line of business without Buyer's consent, which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to be given if Buyer does not respond to Seller in writing within ten (10) Business Days after receipt of a written request from Seller;

        7. By deleting in its entirety Section 6.4(m) of the Merger Agreement and substituting in the place thereof the following:

         "(m) not, without Buyer's consent, which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to be given if Buyer does not respond to Seller in writing within ten (10) Business Days after receipt of a written request from Seller, (i) acquire by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiary or (ii) solicit or negotiate any Acquisition Proposal with respect to any other Person; provided, however, that Buyer shall have no obligation whatsoever to consent to any action by Seller or CVC regarding an Acquisition Proposal with respect to which Seller is the target company and which is not permitted under Section 6.8 of this Agreement;

        8. By deleting all references to the date "July 31, 1999" from Section 9 of the Merger Agreement and substituting in the place thereof the date "September 30, 1999."

        9. By correcting Seller's facsimile number by replacing the number "508-439-2105" from Section 10.6 of the Merger Agreement and substituting in the place thereof the facsimile number "978-439-2105."

        10. By adding the following names to SCHEDULE 1 to the Merger Agreement:

       H. Theodore Miller, Jr.
       Kai Wenk-Wolff
       Thomas O. Gavin

        11. By adding the following disclosure to paragraphs (xiii) and (xiv) of
    SCHEDULE 3.8 to the Merger Agreement:

       "Stay bonuses for 6 SAP specialists (none of whom hold PTI stock) totalling $240,000 in the aggregate and to be paid after January 1, 2002 if the SAP specialist stays with PTI at least through January 1, 2002."

        12. By deleting the disclosure to paragraph (xvi) of SCHEDULE 3.8 to the Merger Agreement and substituting in the place thereof the following disclosure:

       "Pursuant to a Stock Purchase Agreement among Polyfibron Technologies ("Buyer"), Nippon Paint (USA) Inc. and Nippon Paint Co., Ltd. ("Seller") executed January 20, 1999, Buyer has consummated the transaction and purchased the stock of Supratech, Inc. Pursuant to a Letter of Intent between Polyfibron Technologies ("Buyer") and International Composites Corporation, Inc. ("Seller") executed December 16, 1998, Buyer has consummated the transaction and purchased the stock of International Composites Corporation, Inc."

        13. By adding the following name to SCHEDULE 3.11(A)(i) of the Merger Agreement under "Change of Control Contracts:" Kai Wenk-Wolff.

        14. By adding the following name to SCHEDULE 3.11(G) of the Merger Agreement under "Change of Control Contracts:" Kai Wenk-Wolff.

        15. By deleting the disclosure "NAPP Quality Council (seven individuals)" in SCHEDULE 3.11(G) of the Merger Agreement under "Severance Contracts/Stay Bonuses for NAPP" and substituting in the place thereof the following disclosure: "Two NAPP executives."

        16. By adding the following contracts to SCHEDULE 3.21(A)(ix) of the Merger Agreement:

       "Supply Contract with Precision Coating, Inc. for a three-year period providing for the supply of certain film products."

       "Sales Agreement with Lancaster Newspapers, Inc. for a three-year period providing for the sale of Polyfibron's Letterflex Platemaking materials."

    B. Each of the Parties represents to the other that (i) it has full corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder, (ii) the execution and delivery of this Amendment by such Party have been duly and validly approved its Board of Directors and no other corporate proceedings on the part of such Party are necessary in connection with this Amendment, except for shareholder approval of the Merger Agreement as amended hereby by the shareholders of Buyer and the holders of Seller voting common stock, and (iii) this Amendment has been duly and validly executed and delivered by such Party and constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

    C. Each Party (an "Acknowledging Party") agrees that no action taken or omitted to be taken by any other Party and known to the Acknowledging Party through and including the date of this Amendment with respect to preparation and prosecution of either the Joint Proxy Statement-Prospectus or any submission to the FTC or DOJ in connection with the HSRA shall constitute a basis for any Acknowledging Party to claim that another Party has breached any of its obligation under the Agreement, including without limitation any obligation set forth in Section 6.1, Section 6.2 or Section 6.3 of the Merger Agreement. Each Acknowledging Party further agrees that no statement, claim or allegation made by any Governmental Entity (and known to the Acknowledging Party) in connection with SEC's review of the Joint Proxy Statement-Prospectus or the FTC's review of the Merger under the HSRA, including without limitation any allegation regarding the conduct of any Party unrelated to the Merger or the Merger Agreement or the conduct underlying or alleged to be underlying such statement, claim or allegation, and no response by a Party (and known to the Acknowledging Party) to any such statement, claim or allegation, shall constitute a basis for any Acknowledging Party to claim that another Party has breached any of its representations, warranties, covenants or agreements under the Merger Agreement.

    D. Except as expressly provided by this Amendment, the Merger Agreement remains in full force and effect, and except as expressly provided by this Amendment, this Amendment shall not constitute a modification or waiver of any other provision of the Merger Agreement.

    E. This Amendment may be executed in counterparts, all of which shall be considered one and the same instrument, each being deemed to constitute an original, and shall be effective when one or more counterparts have been signed by each Party and delivered to the other Parties, which delivery may be made by facsimile transmission.

    F. This Agreement shall be governed by, and interpreted in accordance with the laws of the State of Connecticut, without regard to any applicable conflicts of law.

    G. In the event of any inconsistency between the terms of this Amendment and the Merger Agreement, this Amendment shall govern.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed, under seal, in counterparts by their duly authorized officers, as of the date first above written.

                                                       MACDERMID, INCORPORATED

                                                       By:  /s/ JOHN L. CORDANI
                                                            ----------------------------------------
                                                            Name: John L. Cordani
                                                            Title: Secretary

                                                       MCD ACQUISITION CORP.

                                                       By:  /s/ JOHN L. CORDANI
                                                            ----------------------------------------
                                                            Name: John L. Cordani
                                                            Title: Vice President

                                                       PTI, INC.

                                                       By:  /s/ DAVID R. BECKERMAN
                                                            ----------------------------------------
                                                            Name: David R. Beckerman
                                                            Title: President

                                                       CITICORP VENTURE CAPITAL, LTD.

                                                       By:  /s/ JOSEPH M. SILVESTRI
                                                            ----------------------------------------
                                                            Name: Joseph M. Silvestri
                                                            Title: Vice President

                                   APPENDIX C
                                THIRD AMENDMENT

    THIS THIRD AMENDMENT (the "AMENDMENT") is entered into as of October   ,
1999 by and among MacDermid, Incorporated, a Connecticut corporation ("BUYER"), MCD Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer ("MERGER SUB"), PTI, Inc., a Delaware corporation ("SELLER"), and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), to amend that certain Plan and Agreement of Merger entered into as of February 18, 1999 and amended by the First Amendment thereto (the "FIRST AMENDMENT") dated as of July 27, 1999 and the Second Amendment thereto (the "SECOND AMENDMENT") dated as of September 13, 1999 (as further amended hereby, the "MERGER AGREEMENT"), by and among Buyer, Merger Sub, Seller and CVC. Buyer, Merger Sub, Seller and CVC are collectively referred to as the "Parties." Any capitalized term used in this Amendment and not otherwise defined shall have the meaning ascribed to that term in the Merger Agreement.

    WHEREAS, the Parties desire to amend the Merger Agreement to, among other things, adjust the number of Buyer Shares issuable in connection with the Merger and to extend the date on which the Parties may terminate the Merger Agreement;

    NOW THEREFORE, in consideration of the mutual agreements set forth herein and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged the Parties agree as follows:

    A.  The Merger Agreement is hereby amended, effective as of the date hereof:

        1. By deleting Section 2.4(e) of the Merger Agreement in its entirety and substituting in the place thereof the following:

           (e) CONVERSION OF SELLER SHARES. Subject to the provisions of Section 2.4(h), at and as of the Effective Time, (i) each holder of Seller Preferred Shares then outstanding shall by virtue of the Merger be entitled to receive that number of Buyer Shares, rounded to the nearest thousandth, equal to the quotient obtained by dividing (X) the aggregate liquidation value of the Preferred Shares held by such holder plus any and all accumulated and unpaid dividends thereon to but not including the Effective Time by (Y) the Current Market Price as of the Closing Date (the Buyer Shares delivered pursuant to this Section 2.4(e)(i) to all holders of Seller Preferred Shares being collectively referred to as the "PREFERRED EXCHANGE SHARES"); and (ii) each holder of Seller Common Shares then outstanding, other than any holder of Dissenting Shares, shall by virtue of the Merger be entitled to receive that number of Buyer Shares, rounded to the nearest thousandth, which is equal to the product of (X) the Seller Common Ratio applicable to such holder of Seller Common Shares multiplied by (Y) Seven Million (7,000,000) MINUS the aggregate number of the Preferred Exchange Shares. After the Closing, there shall be no transfers on the stock transfer books of Seller Shares which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Section 2.4(e). After the Effective Time, holders of certificates of Seller Shares shall cease to be, and shall have no rights as, stockholders of Seller, other than to receive Buyer Shares into which such Seller Shares have been converted and, if applicable, fractional share payments pursuant to the provisions hereof. SCHEDULE 2.4(E) to this Agreement illustrates the distribution pursuant to this Agreement of the Buyer Shares and the Buyer Warrants (including the Escrow Shares and the Escrow Warrant) among, respectively, the Seller Stockholders and holder of the CMP Warrant (which is the only option, warrant or similar right to acquire Seller Shares that is outstanding as of the date of this Agreement), assuming solely for purposes of that presentation that (i) there are no Dissenting

       Shares, (ii) there are no accrued and unpaid dividends on the Seller Preferred Shares as of the Closing Date, and (iii) the Current Market Price as of the Closing Date is equal to $33.375.

        2. By deleting SCHEDULE 2.4(E) attached to the Merger Agreement in its entirety and substituting in the place thereof the SCHEDULE 2.4(E) attached hereto.

        3. By deleting Section 2.4(h) of the Merger Agreement in its entirety and substituting in the place thereof the following:

           (h) ESCROW SHARES. At the Closing, CVC and the Escrow Agent shall enter into the Escrow Agreement, which Escrow Agreement is intended to serve as an adjustment to the aggregate amount of consideration payable to the holders of Seller Common Shares and the CMP Warrant in connection with the Merger. At the Closing, there shall be withheld from each holder of Seller Common Shares a number of Buyer Shares (collectively, the "ESCROW SHARES") equal to the product, rounded to the nearest whole share, of (X) the number of Buyer Shares such holder would have otherwise received pursuant to Section 2.4(e) MULTIPLIED by (Y) the Escrow Ratio. The "ESCROW RATIO" shall be the quotient obtained by DIVIDING (X) One Hundred Twenty-Seven Thousand (127,000) by (Y) the arithmetic difference between Seven Million (7,000,000) and the aggregate number of the Preferred Exchange Shares. At the Closing, Buyer shall deposit with the Escrow Agent one or more stock certificates representing the Escrow Shares.

        4. By deleting Section 2.5(a) of the Merger Agreement in its entirety and substituting in the place thereof the following:

           (a) WARRANT SHARES. As used in this Agreement, the term "WARRANT SHARES" means that number, rounded up to the nearest whole integer, which is equal to the product of (X) the Seller Common Ratio applicable to the CMP Warrant, treating CMP as a holder of Seller Common Shares, MULTIPLIED by (Y) Seven Million (7,000,000) MINUS the aggregate number of the Preferred Exchange Shares.

        5. By deleting Section 7.2(g) of the Merger Agreement in its entirety and substituting in the place thereof the following:

           (g) The total number of Buyer Shares that potentially may not be issued in the Merger as a consequence of one or more Seller Stockholders having the right, as of the Closing, to exercise dissenter's rights under the DGCL shall not exceed Three Hundred Eighty-Five Thousand (350,000).

        6.  By deleting all references to the date "October 29, 1999" from
    Section 9 of the Merger Agreement and substituting in the place thereof the date "December 15, 1999."

           B.  Buyer and Seller shall use all commercially reasonable efforts to
       (a) prepare a revised Joint Proxy Statement -- Prospectus or a supplement to the Joint Proxy Statement -- Prospectus dated August 30, 1999, as Buyer with the advice of counsel shall determine (which documents are collectively referred to as the "Revised Proxy Statement") and (b) file the Revised Proxy Statement in one or more post-effective amendments (collectively, the "Post-Effective Amendment") to the S-4 Registration Statement (No. 333-86129) and have the Post-Effective Amendment declared effective under the Securities Act as promptly as practicable after the date of this Amendment. All references in the Merger Agreement to the "Joint Proxy Statement -- Prospectus" and the "S-4 Registration Statement" shall include the "Revised Proxy Statement" and "Post-Effective Amendment," respectively, unless the context otherwise requires. Seller and, if required pursuant to the NYSE Rule, Buyer shall cause the Revised Proxy Statement to be mailed to their respective stockholders as promptly as practicable after the Post-Effective Amendment is declared effective under the Securities Act. All references in the Merger Agreement to "Seller Stockholder Approval" shall mean the affirmative vote, in favor of a proposal to approve the Merger Agreement as amended by this Amendment, at a meeting or by written consent after the effective date of the Post-Effective Amendment, of the holders of a majority of each class of Seller Voting Shares entitled to vote thereon in accordance with the certificate of incorporation and bylaws of Seller and Section 251(c) of the DGCL. To the extent Buyer is required pursuant to the NYSE Rule to resolicit Buyer Stockholder Approval, all references in the Merger Agreement to Buyer Stockholder Approval shall mean the affirmative vote, in favor of a proposal to approve the Merger Agreement as amended by this Amendment, at a meeting after the effective date of the Post-Effective Amendment, of the holders of a majority of the outstanding shares of Buyer Common Stock in accordance with the certificate of incorporation and bylaws of Buyer and Section 251(c) of the DGCL.

           C. Except as expressly provided by this Amendment, the First Amendment and the Second Amendment, the Merger Agreement remains in full force and effect, and except as expressly provided by this Amendment, this Amendment shall not constitute a modification or waiver of any other provision of the Merger Agreement, the First Amendment or the Second Amendment.

           D. This Amendment may be executed in counterparts, all of which shall be considered one and the same instrument, each being deemed to constitute an original, and shall be effective when one or more counterparts have been signed by each Party and delivered to the other Parties, which delivery may be made by facsimile transmission.

           E. This Agreement shall be governed by, and interpreted in accordance with the laws of the State of Connecticut, without regard to any applicable conflicts of law.

           F. In the event of any inconsistency between the terms of this Amendment and the Merger Agreement, the First Amendment or Second Amendment, this Amendment shall govern.

           G. At the request of any Party, the Parties shall amend and restate the Merger Agreement in its entirety to reflect this Amendment and the First Amendment and Second Amendment.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed, under seal, in counterparts by their duly authorized officers, as of the date first above written.

                                                       MACDERMID, INCORPORATED

                                                       By:  /s/ JOHN CORDANI
                                                            ----------------------------------------
                                                            Name: John Cordani
                                                            Title:  Corporate Secretary

                                                       MCD ACQUISITION CORP.

                                                       By:  /s/ JOHN CORDANI
                                                            ----------------------------------------
                                                            Name: John Cordani
                                                            Title:  Corporate Secretary

                                                       PTI, INC.

                                                       By:  /s/ DAVID R. BECKERMAN
                                                            ----------------------------------------
                                                            Name: David R. Beckerman
                                                            Title:  President

                                                       CITICORP VENTURE CAPITAL, LTD.

                                                       By:  /s/ JOSEPH M. SILVESTRI
                                                            ----------------------------------------
                                                            Name: Joseph M. Silvestri
                                                            Title:  Vice President

                                   APPENDIX D
                        DELAWARE GENERAL CORPORATION LAW
                         SECTION 262, APPRAISAL RIGHTS

    262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merge or consolidation, who has otherwise complied with subsection (d) of this section and who have neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of SUCH STOCKHOLDER'S shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of SUCH STOCKHOLDER'S shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of SUCH STOCKHOLDER'S shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw SUCH STOCKHOLDER'S demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after SUCH STOCKHOLDER'S written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation of by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted SUCH STOCKHOLDER'S certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that SUCH STOCKHOLDER is not entitled to appraisal rights under this section.

    (i) The Court may direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation by a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, of if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)

                                   APPENDIX E
                            FORM OF ESCROW AGREEMENT

    THIS ESCROW AGREEMENT is entered into as of the     day of [        ], 1999,
by and among MacDermid, Incorporated, a Connecticut corporation ("BUYER"), Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), David Beckerman (the "MANAGEMENT REPRESENTATIVE") and State Street Bank and Trust Company, a Massachusetts trust company (the "ESCROW AGENT").

    WHEREAS, Buyer has agreed to acquire all of the issued and outstanding shares of capital stock of PTI, Inc., a Delaware corporation ("SELLER"), in exchange for shares of Buyer common stock, no par value (the "BUYER SHARES"), pursuant to that certain Plan and Agreement of Merger dated as of February , 1999 (the "MERGER AGREEMENT") by and among Buyer, MCD Acquisition Corp., Seller and CVC;

    WHEREAS, Buyer has agreed to acquire a certain Warrant exercisable for capital stock of Seller in partial exchange for the Escrow Warrant (as defined below) pursuant to the Merger Agreement;

    WHEREAS, CVC has entered into this Agreement on behalf of itself and as an agent for and attorney-in-fact of those Seller stockholders designated as outside stockholders on SCHEDULE 1 attached hereto (the "OUTSIDE STOCKHOLDERS")
pursuant to that certain Agency Agreement dated as of [        ], 1999 (the
"AGENCY AGREEMENT");

    WHEREAS, Management Representative has entered into this Agreement on his own behalf and as agent for and attorney-in-fact of those Seller stockholders designated as management stockholders on SCHEDULE 1 attached hereto (the "MANAGEMENT STOCKHOLDERS") pursuant to the Agency Agreement;

    WHEREAS, the Merger Agreement provides that an Escrow Fund will be established to secure the indemnification obligations to Buyer under
Section 8.1(b) and 8.1(d) of the Merger Agreement on the terms and conditions set forth herein; and

    WHEREAS, the parties hereto desire to establish the terms and conditions pursuant to which such Escrow Fund will be established and maintained.

    NOW, THEREFORE, the parties hereto hereby agree as follows:

    1.  DEFINED TERMS.

        "CLOSING DATE" means April , 1999.

        "CMP" means Citicorp Mezzanine Partners, L.P.

        "DESIGNATED PERCENTAGES" has the meaning set forth in Section 3.2 hereof.

        "EFFECTIVE DATE" means the effective date of the Merger, as defined in the Merger Agreement.

        "ESCROW ACCOUNT" has the meaning set forth in Section 3.2 hereof.

        "ESCROW ACCOUNT BENEFICIARY" means CVC, the Management Representative, a Person listed on SCHEDULE 1 hereto, or any permitted successor or assignee of such Person.

        "ESCROW FUND" has the meaning set forth in Section 3.1 hereof.

        "ESCROW SECURITY" means any Primary Escrow Security or any Secondary Escrow Security that is an asset of an Escrow Account.

        "ESCROW SHARES" means 127,000 shares of Buyer's common stock, no par value, issued in connection with the Merger Agreement and deposited with the Escrow Agent hereunder.

        "ESCROW VALUE" means, except as otherwise provided in this Agreement,
(i) with respect to each Escrow Share, Dollars ($)(1), (ii) with respect to any Primary Escrow Security (other than an Escrow Share or the Escrow Warrant), the Escrow Value of the equivalent number of Escrow Shares as determined by CVC and the Buyer, (iii) with respect to any Secondary Escrow Security that is listed on a national exchange or Nasdaq, the average of the daily closing prices per such for the thirty (30) consecutive trading days immediately prior to the specified date, rounded to the nearest cent and ignoring the highest and lowest closing prices during such period as determined by CVC and the Buyer, and (iv) with respect to any other assets in the Escrow Fund, other than cash or a cash equivalent instrument, such value as Buyer and CVC may mutually agree, or, if Buyer and CVC are unable to agree, as determined by a nationally recognized investment banking firm selected by CVC and consented to by Buyer, such consent not to be unreasonably withheld, and all fees and expenses incurred in connection with such retention of an investment banking shall be split equally between Buyer and CVC. The Escrow Value of the Escrow Warrant shall be equal to
(X) the Escrow Value of the total number of the Primary Escrow Securities purchasable upon the full exercise thereof minus (Y) the aggregate exercise price thereof. Notwithstanding anything contained herein to the contrary, for the purpose of making distributions to the Buyer pursuant to Section 6 hereof, the aggregate value of the Escrow Fund and of each Escrow Account shall not be deemed to exceed the Escrow Value of the Primary Escrow Securities held therein.

        "ESCROW WARRANT" means that certain warrant for Buyer Shares held by CMP or any successor holder and any replacement warrant issued in exchange therefor.

        "PRIMARY ESCROW SECURITY" means the Escrow Shares and the Escrow Warrant and any other securities distributable to the holders of those Primary Escrow Securities in respect of or in exchange therefor, whether by way of stock dividends, stock splits, merger or otherwise.

        "POOLING PERIOD EXPIRATION DATE" means that date on which results covering at least thirty (30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any public filing or announcement which includes the results of at least 30 days of combined operations.

        "REGISTRATION RIGHTS AGREEMENT" means that certain Registration Rights Agreement, dated as of the date of this Agreement, among Buyer, CVC and certain other parties named therein providing for the registration under the Securities Act of 1933, as amended, of the resale of Buyer Shares.

        "SECONDARY ESCROW SECURITY" means any security (other than a Primary Escrow Security) that is an asset of an Escrow Account.

        "TERMINATION DATE" means April 30, 2000 unless two (2) business days prior to such date the Escrow Agent receives notice that such date will not be the Termination Date, in which event, the Termination Date shall be the date which is five (5) days after Escrow Agent has received written notice from Buyer that the audit of Buyer's financial statements for the fiscal year ending
March 31, 2000 is completed.

--------------------

(1) This amount shall be calculated as of the Closing and shall equal the average of the daily closing price of Buyer Common Stock for the thirty (30) consecutive trading days immediately prior to the Closing Date, rounded to the nearest cent and ignoring the highest and lowest closing prices during such period.

    2. ESCROW AGENT. The Escrow Agent accepts appointment hereunder and agrees to hold in escrow the Escrow Fund in accordance with the terms of this Escrow Agreement.

    3.  ESCROW FUND.

    3.1 ESCROW FUND. In accordance with the provisions of the Merger Agreement, Buyer will deliver to the Escrow Agent the Closing Date (i) a certificate evidencing the Escrow Shares and (ii) a certificate evidencing the Escrow Warrant, each registered in the name of the Escrow Agent, as Escrow Agent under this Agreement. The Primary Escrow Securities represented by such certificates and any income thereon, or other property which is delivered to the Escrow Agent under the terms of this Agreement with respect thereto, shall be referred to herein as the "ESCROW FUND." The Escrow Fund and each Escrow Account shall be held as a separate fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrow Agent will hold the Escrow Fund until it is released in accordance with the provisions of this Agreement. In order to facilitate the sale or release, in accordance with the terms of this Agreement, of the Escrow Warrant (or an interest therein) or any Primary Escrow Securities purchasable upon the exercise of the Escrow Warrant, Buyer shall deliver a replacement Escrow Warrant to the Escrow Agent promptly after receipt of a written request therefor from the Escrow Agent, which replacement Escrow Warrant shall be adjusted appropriately to reflect the partial exercise of such Escrow Warrant, the assignment of an interest therein, or the release of a portion of the underlying Primary Escrow Securities thereof to Buyer or each Escrow Account Beneficiary entitled thereto. The Escrow Agent shall have no responsibility for the genuineness, validity, market value, title or sufficiency for any intended purpose of the Escrow Fund.

    3.2 ESCROW ACCOUNTS. The Escrow Agent shall establish and maintain separate escrow accounts (each an "ESCROW ACCOUNT") within the Escrow Fund for each Escrow Account Beneficiary. SCHEDULE 1 attached hereto specifies (i) the percentage (each, a "DESIGNATED PERCENTAGE") of the total Escrow Fund which each such Escrow Account shall constitute as of the Closing Date and (ii) the specific assets (e.g., Escrow Shares or Escrow Warrant) that comprise each such Escrow Account as of the Closing Date. The Escrow Agent shall promptly amend
SCHEDULE 1 to reflect any change in the assets comprising an Escrow Account; provided, however, that the Designated Percentages of the Escrow Accounts shall remain fixed. The Escrow Agent shall deliver an amended SCHEDULE 1 to Buyer, CVC, the Management Representative and each Escrow Account Beneficiary on a quarterly basis along with the reports required by Section 4.2 below.

    4.  CUSTODY OF ESCROW FUND.

    4.1. INVESTMENTS. The Escrow Agent shall hold assets in an Escrow Account until (i) sold in accordance with the written direction of the respective Escrow Account Beneficiary or (ii) released in accordance with the provisions of this Agreement. The Escrow Agent will invest and reinvest, from time to time, any cash or cash equivalents in an Escrow Account (including without limitation cash received as a result of dividends on or the sale of any Escrow Security) in any one or more of the following investments as designated in writing by the respective Escrow Account Beneficiary: (a) obligations of the United States of America having a remaining maturity of one year or less; (b) general obligations of any State of the United States of America having a remaining maturity of one year or less, if such obligations are rated by at least two recognized rating services as at least "AAA"; (c) certificates of deposit of any domestic commercial bank or trust company (including, if applicable, the Escrow Agent or an affiliate of the Escrow Agent) if the deposits of such bank are insured up to applicable limits by the Federal Deposit Insurance Corporation (FDIC) and the bank has a net worth in excess of $500 million (an "ACCEPTABLE BANK"), provided that the maturity date of any such certificate of deposit is prior to April 30, 2000; (d) demand interest bearing accounts of Escrow Agent or an affiliate of Escrow Agent if

Escrow Agent is an Acceptable Bank; or (e) any open-end or closed-end management type investment company or investment trust registered under the Investment Company Act of 1940, as amended, which invests in any of the investments described in clause (a) or (b) of this sentence. In the absence of such instructions, the Escrow Agent shall invest any cash in a State Street Money Market account.

    The Escrow Agent shall not be responsible or liable for any loss accruing from any investment made in accordance herewith. All earnings received from the investment of property in an Escrow Account shall be credited to, and shall become a part of such Escrow account (and any losses on such investments shall be debited to the appropriate Escrow Account). The Escrow Agent shall have no liability for any investment losses, including any losses on any investment required to be liquidated prior to maturity in order to make a payment required hereunder.

    4.2. REPORTS. In addition to the delivery of an amended SCHEDULE 1, the Escrow Agent shall deliver to Buyer, CVC, the Management Representative and each Escrow Account Beneficiary, as promptly as practicable after the end of each calendar quarter during the term of this Agreement, a statement setting forth the assets in each Escrow Account as of the end of such calendar quarter, and the interest, income, dividends or distributions which were added to or paid from, or any changes otherwise made to, any Escrow Account during the quarter ending as of that date.

    5.  DIVIDENDS, VOTING AND SALE OF ESCROW FUND ASSETS.

    5.1 DIVIDENDS, ETC. Any cash dividends or property (including, without limitation, any securities distributable to the holders of Escrow Securities in respect of or in exchange for any of the Escrow Securities, whether by way of stock dividends, stock splits or otherwise) shall be delivered to the Escrow Agent, in the name of the Escrow Agent or its nominee, who shall hold such cash or securities in the applicable Escrow Account. Any such dividends or property shall be accompanied by written notice from the person making such deposit identifying such property as relating to an identified Escrow Account Beneficiary and as being delivered for deposit to the Escrow Account identified in such writing.

    5.2 VOTING OF SHARES. Each Account Beneficiary shall have the right to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to such Account Beneficiary's Escrow Securities and the Escrow Agent shall comply with any such written instructions. In the absence of such instructions, the Escrow Agent shall not vote any of the Escrow Securities. The Escrow Agent shall not be responsible for forwarding to any Account Beneficiary or any other party, notifying any such Beneficiary or Party with respect to, or taking any action with respect to, any notice, solicitation or other document or information, written or otherwise, received from an issuer or other person with respect to the assets in the Escrow Fund, including but not limited to, proxy material, tenders, options, the pendency of calls and maturities and expiration of rights.

    5.3 SALE OF PROPERTY CONSTITUTING ESCROW FUND ASSETS. Except as otherwise provided in this Agreement and the Registration Rights Agreement pursuant to which CVC may request the registration of certain Primary Escrow Securities pursuant to the Securities Act of 1933, as amended, at any time and from time to time during the term of this Escrow Agreement, each Escrow Account Beneficiary may direct in writing the Escrow Agent to sell for cash any or all of assets, including without limitation, any of the Escrow Securities, in such Escrow Account Beneficiary's Escrow Account. The Escrow Agent shall have no responsibility for the adequacy of sale proceeds, compliance with securities laws or otherwise in connection with any such sale and shall provide any information reasonably required by the Escrow Agent to consummate such sale. No Escrow Securities may be sold or otherwise transferred prior to the Pooling Period Expiration Date (which date shall be noticed to the Escrow Agent by the Buyer).

    5.4 TRANSFERABILITY. No interest in the Escrow Fund or in any individual Escrow Account may be assigned or transferred, other than by operation of law, provided that CMP may assign one or more interests in its Escrow Account to any one or more of its partners. Notice of any such assignment or transfer shall be given to the Escrow Agent and Buyer, and no such assignment or transfer shall be valid until such notice is given. Upon receipt of written notice substantially in the form of Exhibit A attached hereto that a total or partial transfer or assignment of an Escrow Account has been made, the Escrow Agent shall promptly amend SCHEDULE 1 to reflect such transfer or assignment and deliver such amended
SCHEDULE 1 to Buyer, CVC, the Management Representative and each Escrow Account Beneficiary simultaneously with the reports required by Section 4.2 above. Escrow Agent shall have no duty or responsibility for determining that an assignment or transfer is permissible hereunder.

    5.5  CVC AND MANAGEMENT REPRESENTATIVE REPRESENTATIONS AND SUCCESSION.

    (a) Each of CVC and the Management Representative represents and warrants to the Escrow Agent that it or he has irrevocable right, power and authority (i) to enter into and perform this Agreement and bind all of the Outside Stockholders or Management Stockholders, as the case may be, to its terms, (ii) to give and receive directions and notices hereunder; and (iii) to make all determinations that may be required or that it or he deems appropriate under this Escrow Agreement.

    (b) Until notified in writing by CVC and the Management Representative that it or he has resigned or been removed and a successor has been named, the Escrow Agent may act upon the directions, instructions and notices of CVC and the Management Representative and, thereafter, upon the directions, instructions and notices of any successor named in such writing.

    6.  CLAIMS AGAINST ESCROW FUND.

    6.1 CLAIM NOTICE. If Buyer has incurred or suffered Damages for which it is entitled to indemnification under Section 8.1(b) or (d) of the Merger Agreement, Buyer shall, prior to the Termination Date, give written notice of such claim (a "CLAIM NOTICE") to CVC, the Management Representative and the Escrow Agent. Each Claim Notice shall state the amount of claimed Damages (the "CLAIMED AMOUNT") and the basis for such claim.

    6.2 RESPONSE NOTICE. Within 30 days after delivery of a Claim Notice, CVC shall provide to Buyer, with a copy to the Escrow Agent and the Management Representative, a written response (the "RESPONSE NOTICE") in which CVC shall either: (i) agree that the full Claimed Amount may be released from the Escrow Fund to Buyer, (ii) agree that part, but not all, of the Claimed Amount (the "AGREED AMOUNT") may be released from the Escrow Fund to Buyer or (iii) contest that any of the Escrow Fund may be released to Buyer. CVC may contest the release of Escrow Fund assets equal to all or a portion or the Claimed Amount only based upon a good faith belief that all or such portion of the Claimed Amount does not constitute Damages for which Buyer is entitled to indemnification under Section 8.1(b) or (d) of the Merger Agreement. If no Response Notice is delivered to the Escrow Agent by CVC within the 30-day period from the Escrow Agent's receipt of such Claim Notice, CVC shall be deemed to have agreed, on behalf of itself and all Escrow Account Beneficiaries, including the Management Stockholders, that all of the Claimed Amount may be released to Buyer from the Escrow Fund.

    6.3 CONTESTED AMOUNT. If CVC in the Response Notice contests the release of Escrow Fund assets equal to all or part of the Claimed Amount (the "CONTESTED AMOUNT"), Buyer and CVC shall use good faith efforts to resolve the matter between themselves. If the matter is not resolved within 15 days of the delivery of the Response Notice contesting the Claimed Amount, either Buyer or CVC shall have the right, by delivery of written notice to the other (the "ARBITRATION NOTICE"), to submit the matter to binding arbitration in Stamford, Connecticut. Such matter shall then be settled by three arbitrators in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the "AAA RULES"). CVC and Buyer shall each designate one arbitrator within 15 days of the delivery of the Arbitration Notice. CVC and Buyer shall cause such designated arbitrators mutually to agree upon and shall designate a third arbitrator; provided, however, that (i) failing such agreement within 45 days of delivery of the Arbitration Notice, the third arbitrator shall be appointed in accordance with the AAA Rules and (ii) if either CVC or Buyer fails to timely designate an arbitrator, the dispute shall be resolved by the one arbitrator timely designated. CVC and Buyer shall pay the fees and expenses of their respectively designated arbitrators and shall bear equally the fees and expenses of the third arbitrator. CVC and Buyer shall cause the arbitrators to decide the matter to be arbitrated pursuant hereto within 60 days after the appointment of the last arbitrator. The arbitrators' decision shall relate solely to whether Buyer is entitled to receive the Contested Amount (or a portion thereof) pursuant to the applicable terms of the Merger Agreement and this Agreement. The final decision of the majority of the arbitrators shall be furnished to CVC, the Management Representative, Buyer and the Escrow Agent in writing and shall constitute a conclusive, final and nonappealable determination of the issue in question, binding upon CVC, the Management Representative, Buyer, the Escrow Agent and all Escrow Account Beneficiaries. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrators' award. After delivery of a Response Notice that the Claimed Amount is contested by CVC, the Escrow Agent shall continue to hold in the Escrow Fund an amount of Escrow Fund assets sufficient to cover the Contested Amount (or such lesser amount as is then available in the Escrow Fund), notwithstanding the occurrence of the Termination Date, until (i) delivery of a copy of a settlement agreement executed by Buyer and CVC setting forth instructions to the Escrow Agent as to the release of Escrow Fund, if any, that shall be made with respect to the Contested Amount or (ii) delivery of a copy of the final award of the majority of the arbitrators setting forth instructions to the Escrow Agent as to the amount of the Escrow Fund, if any, that shall be released with respect to the Contested Amount. The Escrow Agent shall promptly thereafter release such Escrow Fund assets in accordance with Section 6.4 of this Agreement.

    6.4 RELEASE OF ESCROW FUND TO BUYER. If (i) pursuant to Section 6.2 CVC agrees (or is deemed to have agreed) that Escrow Fund assets having a value equal to all of the Claimed Amount may be released from the Escrow Fund to Buyer or (ii) the Escrow Agent is instructed pursuant to Section 6.3 to release Escrow Fund assets to Buyer, the Escrow Agent shall promptly thereafter transfer, deliver and assign to Buyer such an amount of assets from the Escrow Fund equal to (X) in the case of clause (i) of this sentence, the amount of the Escrow Fund assets that CVC has agreed (or is deemed to have agreed) to allow the Escrow Agent to release (or such lesser amount of assets as then comprises the entire Escrow Fund) or (Y) in the case of clause (ii) of this sentence, the amount of the Escrow Fund assets that the Escrow Agent has been directed to release (or such lesser amount of assets as then comprises the entire Escrow Fund), in each case pro rata from each Escrow Account in accordance with the Designated Percentages. For purpose of calculating the amount of Escrow Fund assets to be released, Escrow Securities shall be valued at the Escrow Value. If less than all of the Escrow Fund assets in an Escrow Account will be released to Buyer pursuant to this Section 6.4 such assets shall be released in the following order: (i) first, Primary Escrow Securities in such amounts as the Escrow Account Beneficiary may direct in writing and (ii) second (to the extent that assets in addition to Escrow Securities must be released in order to give effect to the provisions hereof), Secondary Escrow Securities, cash or cash equivalents or other property constituting assets of each Escrow Account or any combination thereof per the written instructions of each Escrow Account Beneficiary). If the Escrow Agent does not receive such instruction from an Escrow Account Beneficiary at least two (2) business days prior to an anticipated release date, Buyer shall so instruct the Escrow Agent. Under no circumstances shall the terms of this Escrow Agreement require the Escrow Agent to release or distribute all or any portion of the Escrow Fund sooner than two (2) Business Days after the Escrow Agent has received the requisite notices or paperwork in good form, or passage of the applicable claims period or release date, as the case may be.

    6.5 LIMITATIONS ON ESCROW ACCOUNT BENEFICIARY LIABILITY. Notwithstanding anything contained in this Agreement to the contrary, if the Escrow Value of the Escrow Fund assets in an Escrow Account is insufficient to satisfy the indemnification obligations to the Buyer with respect thereto, none of CVC, the Management Representative, the Escrow Account Beneficiary of that Escrow Account or any other Escrow Account Beneficiary shall be liable hereunder for such deficiency.

    7. RELEASE OF ESCROW FUND UPON TERMINATION DATE. Promptly after the Termination Date, the Escrow Agent shall distribute to the Escrow Account Beneficiaries, all of the assets constituting each such Escrow Account Beneficiary's Escrow Account after the payment of such Escrow Account Beneficiary's share of the fees and expenses of the Escrow Agent. Notwithstanding the immediately preceding sentence, if Buyer has previously given a Claim Notice which has not then been resolved in accordance with
Section 6, the Escrow Agent shall retain in the Escrow Fund after the Termination Date an amount of assets from the Escrow Fund equal to the Claimed Amount which has not then been resolved, which amount shall be retained pro rata from each Escrow Account in accordance with the Designated Percentages. For purpose of calculating the amount of Escrow Fund assets to be distributed pursuant to this Section 7, Escrow Securities shall be valued at the Escrow Value. If less than all of the Escrow Fund assets in an Escrow Account will be released to an Escrow Account Beneficiary pursuant to this Section 7, such assets shall be released in the following order: (i) first, Secondary Escrow Securities, cash or cash equivalents, or other property (other than Primary Escrow Securities) in such amounts as the Escrow Account Beneficiary may direct in writing and (ii) second (to the extent that additional assets from an Escrow Account must be released in order to give effect to the provisions hereof), Primary Escrow Securities in such amounts as the Escrow Account Beneficiary may direct in writing. If the Escrow Agent does not receive such instruction from an Escrow Account Beneficiary, Buyer shall so instruct the Escrow Agent.

    8. FEES AND EXPENSES. The fees and expenses of the Escrow Agent (including reasonable attorneys' fees and expenses) for the preparation of this agreement and the services to be rendered by the Escrow Agent hereunder in accordance with the attached fee schedule (which may be subject to change hereafter on an annual basis) shall be payable out of the Escrow Account pro rata in accordance with the Designated Percentages of the Escrow Account Beneficiaries. To the extent there is insufficient cash in an Escrow Account to pay the fees and expenses of the Escrow Agent in full on a timely basis, Buyer shall advance such funds to the Escrow Agent, which amounts shall be reimbursed in cash or Escrow Securities prior to any release of Escrow Fund assets to the respective Escrow Account Beneficiary, provided, however, that if there are insufficient assets in an Escrow Account to repay in full any such advance, Buyer shall not be entitled to recover the deficiency from any other Escrow Account or from any other Person.

    9.  LIMITATION OF ESCROW AGENT'S LIABILITY.

    9.1 DUTIES AND RESPONSIBILITIES. (a) The Escrow Agent may act on any instrument or other writing reasonably believed by it to be genuine and to have been signed or presented by the proper person and shall have no responsibility for the accuracy thereof. The Escrow Agent shall incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction (including without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), consent, statement or other documents believed by it to be genuine and duly authorized, nor for other action on inaction except its own willful misconduct or gross negligence. The Escrow Agent is not charged with any knowledge of, or any duties or responsibilities in connection with, any other documents and agreements (including without limitation the Merger Agreement or Agency Agreement), and shall not be responsible for determining or compelling compliance therewith, and shall not otherwise be bound thereby. The Escrow Agent's duties and responsibilities shall be entirely administrative and not discretionary and determined only with reference to this Escrow Agreement and applicable laws. The Escrow Agent shall not be responsible for the validity or sufficiency of this Agreement. In all questions arising under the Escrow Agreement, the Escrow Agent may rely on the advice of counsel (provided such counsel is not counsel to any other party to this Agreement) including in-house counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice the Escrow Agent shall not be liable to anyone. The Escrow Agent shall not be required to take any action hereunder involving any expense or liability unless the payment of such expense or liability is made or provided for in a manner reasonably satisfactory to it. The Escrow Agent shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Escrow Agreement on its part to be performed, each of which is ministerial (and shall not be construed to be fiduciary) in nature, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Escrow Agent. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

    (b) The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository, securities intermediary or other subescrow agent employed by the Escrow Agent than any such book-entry depository, securities intermediary or other subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository, securities intermediary or other subescrow agent was caused by the Escrow Agent's own gross negligence, bad faith or wilful misconduct in breach of this Agreement.

    9.2 INDEMNIFICATION. The Buyer, on the one hand, and the Escrow Account Beneficiaries, on the other hand, hereby agree, severally and jointly, to indemnify the Escrow Agent for, and to hold it harmless against, any loss, liability or expense (including reasonable attorneys' fees and other costs and expenses of defending or preparing to defend any claim of liability) incurred without gross negligence or willful misconduct on the part of Escrow Agent arising out of or in connection with its carrying out of its duties hereunder. Without altering or limiting the joint and several liability of the parties hereunder, as between themselves the Buyer, on the one hand, and the Escrow Account Beneficiaries, on the other hand, shall be liable for half of any indemnification amount due hereunder. The amount payable by the Escrow Account Beneficiaries pursuant to this Section 9.2 shall be allocated among the Escrow Accounts pro rata in accordance with the Designated Percentages and shall be paid as an expense in accordance with Section 8. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Escrow Agreement and the resignation of the Escrow Agent.

    9.3  TAX-RELATED TERMS.

    (a) TAX REPORTING. The parties hereto agree that, for tax reporting purposes, all interest or other income earned from the investment of the Escrow Funds in any tax year shall (i) to the extent such interest or other income is distributed by the Escrow Agent to any person or entity pursuant to the terms of this Agreement during such tax year, be allocated to such person or entity, and
(ii) otherwise shall be allocated to the applicable Escrow Account Beneficiary.

    (b) CERTIFICATION OF TAX IDENTIFICATION NUMBER. Each of the parties hereto agree to, and shall cause each Escrow Account Beneficiary to, provide the Escrow Agent with a certified tax identification number by signing and returning a Form W-9 (or Form W-8, in case of non-U.S. persons) to the Escrow Agent prior to the date on which any income earned on the investment of the

Escrow Fund is credited to the appropriate Escrow Account. The parties hereto understand that, in the event their tax identification numbers are not certified to the Escrow Agent, the Internal Revenue Code, as amended from time to time, may require withholding of a portion of any interest or other income earned on the investment of the Escrow Fund.

    (c) TAX INDEMNIFICATION. Each of the Buyer and the Escrow Account Beneficiaries agrees, jointly and severally, (i) to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to any payment or distribution of the Escrow Funds or performance of other activities under this Agreement, (ii) to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, and to instruct the Escrow Agent with respect to any certifications and governmental reporting that may be required under any laws or regulations that may be applicable in connection with its acting as Escrow Agent under this Agreement, and (iii) to indemnify and hold the Escrow Agent harmless from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against the Escrow Agent in connection with or relating to any payment made or other activities performed under the terms of this Agreement, including without limitation any liability for the withholding or deduction of (or the failure to withhold or deduct) the same, and any liability for failure to obtain proper certifications or to report properly to governmental authorities in connection with this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.

    10. TERMINATION. This Agreement shall terminate upon the later of the Termination Date or the release by the Escrow Agent of all of the Escrow Fund assets in accordance with this Agreement.

    11. NOTICES. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service for next day delivery.

    If to Buyer:

    245 Freight Street
    Waterbury, Connecticut 06702
    Attention: John Cordani, Esq.

    If to CVC:

    Citicorp Venture Capital, Ltd.
    399 Park Avenue
    New York, NY 10022
    Attention: John Silvestri

    If to Management Representative:

    PTI, Inc.
    c/o Polyfibron Technologies, Inc.
    900 Middlesex Turnpike
    Billerica, MA 01821-3946

    If to Escrow Agent:

    State Street Bank and Trust Company
    Two International Place
    Boston, Massachusetts 02110
    Attention: Corporate Trust Department, Fourth Floor
             Attention: [INSERT NAME OF ESCROW AGREEMENT]
             Fax: 617-664-5365

    Any funds to be paid to or by the Escrow Agent hereunder shall be sent by wire transfer pursuant to the following instructions (or by such method of payment and pursuant to such instruction as may have been given in advance and in writing to or by the Escrow Agent, as the case may be, in accordance with
Section 11 above):

    If to ___________________________:

       Bank: _________________________
       ABA #: ________________________
       A/C #: ________________________
       Attn: _________________________
       Ref: __________________________

    If to ___________________________:

       Bank: _________________________
       ABA #: ________________________
       A/C #: ________________________
       Attn: _________________________
       Ref: __________________________

    If to the Escrow Agent:

       Bank: State Street Bank and
       Trust Company
       ABA #: 0110 0002 8
       A/C #: 9903-990-1
       Attn: Corporate Trust
       Department
       Ref: ________________________
       Escrow

    Any party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, telecopy or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent. Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 11.

    12. SUCCESSOR ESCROW AGENT. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, Escrow Agent may resign and be discharged from its duties and obligations hereunder by delivering a resignation to the parties to this Escrow Agreement, not less than sixty (60) days prior to the date when such resignation shall take effect. Buyer may appoint a successor Escrow Agent without the consent of CVC so long as such designee meets the definition of an Acceptable Bank, and may appoint any other successor Escrow Agent with the consent of CVC, which shall not be unreasonably withheld. If, within such notice period,

Buyer provides to the Escrow Agent written instructions with respect to the appointment of a successor Escrow Agent and directions for the transfer of the Escrow Fund then held by the Escrow Agent to such successor, the Escrow Agent shall act in accordance with such instructions and promptly transfer such Escrow Fund to such designated successor. If no successor is so named, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor.

    13.  GENERAL.

    13.1 GOVERNING LAW, ASSIGNS. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Connecticut without giving effect to any choice or conflict of law provision or rule (whether of the State of Connecticut or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Connecticut, and shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

    13.2  JURISDICTION, VENUE AND WAIVER OF JURY TRIAL.

    EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS SITTING IN THE STATE OF CONNECTICUT IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS ESCROW AGREEMENT, THE MERGER AGREEMENT, THE AGENCY AGREEMENT AND THE WAIVER AND RELEASE OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING. EACH PARTY HERETO HEREBY IRREVOCABLY AGREES, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE INSTITUTED, HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT, HE OR SHE MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

    EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT, HE OR SHE MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS ESCROW AGREEMENT, THE MERGER AGREEMENT, THE WAIVER AND RELEASE, THE AGENCY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING.

    13.3  DISPUTE RESOLUTION.

    It is understood and agreed that should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of any or all of the Escrow Fund, or should any claim be made upon the Escrow Agent or the Escrow Fund by a third party, the Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, all or any of said Fund until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Fund.

    13.4  FORCE MAJEURE.

    The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

    13.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    13.6 ENTIRE AGREEMENT. Except as set forth in the Merger Agreement (but then solely with respect to CVC, Buyer, and the Management Stockholders), this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

    13.7 WAIVERS. No waiver by any party hereto of any condition or of any breach of any provision of this Escrow Agreement shall be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, shall be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

    13.8 AMENDMENT. This Agreement may be amended only with the written consent of Buyer, the Escrow Agent, CVC and the Management Representative.

                    [REMAINDER OF PAGE INTENTIONALLY BLANK]

    IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                                                       MACDERMID, INCORPORATED

                                                       By:
                                                            ----------------------------------------

                                                       Title:
                                                       ----------------------------------------

                                                       CITICORP VENTURE CAPITAL, LTD.,
                                                       on its own behalf and as agent and
                                                       attorney-in-fact for the Outside Stockholders

                                                       By:
                                                            ----------------------------------------

                                                       Title:
                                                       ----------------------------------------

                                                       ---------------------------------------------
                                                       David Beckerman, on his own behalf and as
                                                       agent and attorney-in-fact for the Management
                                                       Stockholders

                                                       STATE STREET BANK AND TRUST COMPANY

                                                       By:
                                                            ----------------------------------------

                                                       Title:
                                                       ----------------------------------------

                                   APPENDIX G
                  FORM OF AGENCY AGREEMENT, WAIVER AND RELEASE

    THIS AGREEMENT, made as of the day of February, 1999, by and among Citicorp Venture Capital, Ltd ("CVC,"), a Delaware corporation, David R. Beckerman (the "MANAGEMENT REPRESENTATIVE" and together with CVC, the "REPRESENTATIVES" and each individually a "REPRESENTATIVE") and the other Stockholders (as defined herein).

                              W I T N E S S E T H:

    WHEREAS, the parties hereto (the "STOCKHOLDERS" and each individually a "STOCKHOLDER") are stockholders or holders of warrants to purchase capital stock of PTI, Inc. ("PTI"), a Delaware corporation;

    WHEREAS, CVC has entered into a Plan and Agreement of Merger dated as of February , 1999 (the "MERGER AGREEMENT") with PTI, MacDermid, Incorporated ("BUYER"), and MCD Acquisition Corp. (the "MERGER SUB");

    WHEREAS, in connection with the Merger Agreement, the Representatives will enter into an Escrow Agreement (the "ESCROW AGREEMENT") with Buyer and an escrow agent named therein in order to provide for the collateralization of those indemnification obligations set forth in the Merger;

    WHEREAS, it is the intention and desire of the parties hereto that the indemnification provisions set forth in the Merger Agreement be the sole remedy and recourse for any and all claims arising out of or in connection with the Merger Agreement and the transactions contemplated thereby;

    WHEREAS, the Stockholders wish to appoint the Representatives as their agents and attorneys-in-fact to act on their behalf in connection with certain transactions contemplated by the Merger Agreement and the Escrow Agreement; and

    WHEREAS, the Merger Agreement requires the Stockholders to become parties to this Agency Agreement appointing the Representatives as the Stockholders' agents and attorneys-in-fact.

    NOW, THEREFORE, for good and valuable consideration and the mutual covenants and conditions herein contained, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

    1. CAPITALIZED TERMS. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

    2.  APPOINTMENT OF REPRESENTATIVES BY STOCKHOLDERS.

    2.1 GENERAL. Each Management Stockholder irrevocably appoints an authorizes (i) CVC for the purposes set forth in Section 2.2(a) and
(ii) Management Representative for the purposes set forth in
Section 2.2(b) and each Outside Stockholder irrevocably appoints CVC for the purposes set forth in Sections 2.2(a) and (b), in each case, to be such person's true and lawful agent and attorney-in-fact, to act for such person and in such person's name, place and stead, in any and all capacities, as fully to all intents and purposes as such person might or could do in person with full power of substitution and with the power to make, execute, sign, acknowledge and deliver all waivers, opinions, certificates, agreements and other documents and instruments in connection with the exercise of such powers.

    2.2 SCOPE OF AUTHORITY. (a) CVC is authorized to act on behalf of the Stockholders to do and perform every act and thing required or permitted to be done in connection with or contemplated by Section 8 of the Merger Agreement and
Section 6 of the Escrow Agreement (collectively, the "INDEMNIFICATION PROVISIONS") or which CVC may deem necessary or appropriate in order to give effect to the Indemnification Provisions including without limitation:

         (i) To give or accept any notices or other communications and to authorize or give any waiver or consent with respect to the Indemnification Provisions.

        (ii) To approve or disapprove claims against the Escrow Fund (as defined in the Escrow Agreement) made by Buyer against the Stockholders.

        (iii) To defend claims made against the Stockholders and to bring claims against the Buyer on behalf of the Stockholders in each case, under the Merger Agreement and to retain and hire, or replace counsel in connection therewith.

        (iv) To refer any matter to dispute resolution or arbitration as provided in the Merger Agreement and to settle, resolve or dismiss any matter.

        (v) To incur or pay expenses on behalf of the Stockholders in connection with this Agreement and the Indemnification Provisions.

    (b) The Management Representative is authorized to act on behalf of the Management Stockholders and CVC is authorized to act on behalf of the Outside Stockholders to do and perform every acta d thing required or permitted to be done in connection with the transactions contemplated by the Escrow Agreement other than Section 6 thereof, or which a Representative may deem necessary or appropriate in order to give effect to this Agreement and the Escrow Agreement, including without limitation:

         (i) To negotiate, execute and perform the Escrow Agreement.

        (ii) To give or accept notices under, or to amend, give any waiver or consent with respect to any provision of, the Escrow Agreement or to terminate the Escrow Agreement.

        (iii) To incur and pay expenses in connection with this Agreement and in connection with the negotiation and performance of the transactions contemplated by the Escrow Agreement.

    2.3 POWER TO BIND STOCKHOLDERS. Each Stockholder acknowledges and agrees that upon execution of this Agreement, such Stockholder shall be bound by any waiver, opinion, certificate, agreement or other document executed by its Representative and delivered to Buyer in accordance with this Section 2, as fully as if such Stockholder had executed and delivered such documents.

    2.4 DURATION OF APPOINTMENT. Each Stockholder hereby empowers each of the Representatives to determine in the Representative's sole discretion the time when, purpose for, and the manner in which any power herein conferred upon the Representative shall be exercised an the conditions, provisions an covenants of any instruments or document which may be executed by it pursuant to this
Section 2. The powers granted hereunder are coupled with an interest and shall be irrevocable and shall survive the termination, liquidation, dissolution or bankruptcy of each Stockholder, but shall terminate upon a Representative's resignation. In the event CVC's appointment hereunder is so terminated, CVC shall be succeeded by a person selected by Stockholders owning two-thirds of the Buyer Shares issued to the Stockholders in the Merger in exchange for the Seller Common Shares (giving effect tot he exercise of the Buyer Warrants). Such successor agent shall have all the powers, duties and obligations of CVC provided under this Agreement.

    2.5 RESERVATION OF RIGHTS. Nothing in this Section 2 shall be interpreted to abridge or otherwise negate the powers and privileges specifically granted to the Stockholders pursuant to Sections

4.1, 5.2 and 5.3 of the Escrow Agreement, except to the extent that the Escrow Agreement is amended in accordance with its terms.

    3. INSTRUCTIONS TO ESCROW AGENT. CVC hereby covenants and agrees that it will promptly deliver to the Escrow Agent all written instructions received from an Outside Stockholder relating to the exercise of the powers and privileges granted to such Outside Stockholder pursuant to Sections 4.1, 5.2 and 5.3 of the Escrow Agreement. The Management Representative hereby covenants and agrees that it will promptly deliver to the Escrow Agent all written instructions received from a Management Stockholder relating to the exercise of the powers and privileges granted to such Management Stockholder pursuant to Sections 4.1, 5.2 and 5.3 of the Escrow Agreement.

    4. LIMITATION ON LIABILITY. Neither Representative shall have by reason of this Agreement a fiduciary relationship in respect of any Stockholder, except in respect of amounts received on behalf of such Stockholder. Neither Representative shall not be liable to any Stockholder for any action taken or omitted by it or him hereunder, under the Merger Agreement, Escrow Agreement or under any other certificate, agreement or document contemplated hereunder or thereunder, in connection therewith, except that neither Representative shall be relieved of any liability imposed by law for gross negligence or willful misconduct. Neither Representative shall be liable to the Stockholders for any apportionment or distribution of payments made by it or him in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Stockholder to whom payment was due, but not made, shall be to recover from the other Stockholders any payment in excess of the amount to which such other Stockholders are determined to have been entitled. Neither Representative shall be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, the Merger Agreement, the Escrow Agreement or any other certificate, agreement or document contemplated hereunder or thereunder.

    5. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each of the Stockholders hereby, represents and warrants to the Representatives that the statements contained in this Section 5 are correct and complete as of the date of this Agreement. The representations and warranties which follow are deemed to be repeated on the Closing Date.

    5.1 ORGANIZATION AND CORPORATE POWER. Each of the non-individual Stockholders (i) is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, and (ii) has the power and authority necessary to enter into and perform its obligations under this Agreement.

    5.2 AUTHORIZATION OF AGREEMENT. This Agreement has been duly authorized by each non-individual Stockholder. This Agreement has been duly executed and delivered by each Stockholder and constitutes the valid and legally binding obligation of each Stockholder, enforceable in accordance with its terms and conditions.

    5.3 NONCONTRAVENTION. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any Stockholder is subject or any provision of the charter or bylaws of any Stockholder or (ii) conflict with, result in a breach of, constitute a default (or any event which, with notice or lapse of time, or both, would constitute a default) under, result in the acceleration of, create in any party a put right or repurchase obligation or the right to accelerate, terminate, modify or cancel, create any lien, encumbrance, claim or other security interest or require any notice, under any agreement to which any Stockholder is a party or by which it, he or she is bound or to which any of its, his or her assets is subject.

    5.4 CONSULTATION WITH ATTORNEY. Each Stockholder has reviewed the provisions of this Agreement carefully and to the extent necessary discussed such provisions with PTI's counsel or its, his or her counsel.

    6.  WAIVER AND RELEASE.

    6.1 DEFINITIONS. For the purposes of this Section 6, "CLAIMS" shall mean any and all claims, demands, judgments, liabilities, damages, accounts, bonds, bills, covenants, contracts, agreements, promises, complaints, and causes of action of whatever kind or character, whether known or unknown, at law or in equity, contingent or liquidated.

    6.2 RELEASED CLAIMS. Each Stockholder, on behalf of itself, himself or herself and its, his or her estate, agents, employees, former employees, representatives, attorneys, accountants, assigns, partners, administrators, executors, successors, and any other person or entity claiming by, through or under it, him or her (collectively, the "RELEASING PARTY"), does hereby unconditionally, waive, release and forever discharge Buyer, and all of its respective agents, employees, former employees, officers, directors, shareholders, affiliates (including but not limited to the Merger Sub and the Surviving Corporation), representatives, attorneys, accountants and successors and assigns (collectively the "RELEASED PARTY") from any and all Claims arising from, in connection with or relating to the following:

         (i) the execution, delivery or performance of the Merger Agreement;

        (ii) the execution or performance of any agreement, document or instrument delivered in connection with the Merger Agreement, including but not limited to this Agency Agreement, the Escrow Agreement and the Registration Rights Agreement;

        (iii) the consummation of the transactions contemplated by the Merger Agreement including but not limited to the Merger; or

        (iv) the issuance of Buyer Shares;

which the Releasing Party may now have or ever had against any Released Party, from the beginning of the world through and including the date of this Waiver and Release (the "RELEASED CLAIMS"); provided, however, that nothing in this Waiver and Release shall be construed to release any Claim that the Releasing Party may have to indemnification pursuant to the terms and conditions of the Merger Agreement.

    The Releasing Party acknowledges and agrees that the Released Claims include all Claims, whether known or unknown, suspected or unsuspected, and even though it, he or she may hereafter discover facts different from or in addition to those which the Releasing Party now knows, or believes to be true with respect to the Released Claims. This Waiver and Release shall remain effective in all respects, notwithstanding such different or additional facts, or the discovery thereof.

    Notwithstanding anything to the contrary contained herein, this Waiver and Release shall not extend to, or operate to release, any Claims which the Releasing Party may have against PTI or its affiliates in the nature of indemnity or contribution if a Claim is brought by a third party against the Releasing Party which arises out of or relates to the Releasing Party having been an officer, director or employee of PTI or an affiliate of PTI, and PTI or such affiliate would otherwise have had an obligation to defend and/or indemnify the Releasing Party with regard to such Claim. In addition, this Waiver and Release shall not be construed to have, and shall have, no effect upon, and shall not be construed to affect, any insurance coverages which may be available to the Releasing Party.

    6.3 ENFORCEABILITY OF WAIVER AND RELEASE. No breach or alleged breach of the terms and conditions of this Agency Agreement, shall affect, limit, or otherwise negate the enforceability of the Waiver and Release granted pursuant to this Section 6.

    7. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior written or oral understandings.

    8. GOVERNING LAW, JURISDICTION AND VENUE. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Connecticut without giving effect to any choice or conflict of law provision or rule (whether of the State of Connecticut or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Connecticut.

    EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS SITTING IN THE STATE OF CONNECTICUT IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGENCY AGREEMENT, THE MERGER AGREEMENT, THE ESCROW AGREEMENT, THE REGISTRATION RIGHTS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING. EACH PARTY HERETO HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF, HIMSELF OR HERSELF AND ON BEHALF OF SUCH PARTY'S SUCCESSORS AND PERMITTED ASSIGNS THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE INSTITUTED, HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT, HE OR SHE MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

    EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT IT, HE OR SHE MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGENCY AGREEMENT, THE MERGER AGREEMENT, THE ESCROW AGREEMENT, THE REGISTRATION RIGHTS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING.

    9. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, by certified or registered mail, return receipt requested, first class postage prepaid or by Federal Express or some other reputable overnight carrier to the parties at the addresses set forth on the records of PTI or to such other place and with such other copies as any party may designate by written notice.

    10. ENFORCEABILITY. If any one or more of the provisions of this Agreement or any application thereof shall be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions hereof and any other application thereof shall not be affected or impaired.

    11. ASSIGNMENT. No Stockholder shall assign its, his or her liabilities and obligations under this Agreement without the express written consents of the other Stockholders. This Agreement shall be binding on the heirs, administrators, executors, personal representatives and assigns of the parties hereto.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

    IN WITNESS WHEREOF, CVC, the Management Representative and each of the Stockholders has set his or her hands, hereto as of the date and year first above written.

                                                       MACDERMID, INCORPORATED

                                                       By:
                                                            ----------------------------------------
                                                            Name:
                                                            Title:

                                                       CITICORP VENTURE CAPITAL, LTD.

                                                       By:
                                                            ----------------------------------------
                                                            Name:
                                                            Title:

                                                            ----------------------------------------
                                                            David R. Beckerman

                                                       CCT PARTNERS I, L.P.

                                                       By:
                                                            ----------------------------------------
                                                            Name:
                                                            Title:

                                                       CITICORP MEZZANINE PARTNERS

                                                       By:
                                                            ----------------------------------------
                                                            Name:
                                                            Title:

                                                            ----------------------------------------
                                                            Bruce C. Bruckman

                                                            ----------------------------------------
                                                            WTC/63 BR Partnership

                                                            ----------------------------------------
                                                            Bruce C. Bruckman

                                                            ----------------------------------------
                                                            Richard M. Cashin

                                                            ----------------------------------------
                                                            Stephen C. Sherrill

                                                            ----------------------------------------
                                                            David F. Thomas

                                                            ----------------------------------------
                                                            Joseph M. Silvestri

                                                            ----------------------------------------
                                                            Harold O. Rosse

                                                            ----------------------------------------
                                                            Michael A. Delaney

                                                            ----------------------------------------
                                                            Thomas McWilliams

                                                            ----------------------------------------
                                                            Stephen Edwards

                                                            ----------------------------------------
                                                            James Urry

                                                            ----------------------------------------
                                                            Richard E. Mayberry

                                                            ----------------------------------------
                                                            Saleem Muqaddam

                                                            ----------------------------------------
                                                            David Howe

                                                            ----------------------------------------
                                                            Noelle Cournoyer

                                                            ----------------------------------------
                                                            John Weber

                                                            ----------------------------------------
                                                            David Kolb

                                                            ----------------------------------------
                                                            Robert Pokelwaldt

                                                            ----------------------------------------
                                                            Ann P. McDowell

                                                            ----------------------------------------
                                                            James W. Stevens

                                                            ----------------------------------------
                                                            Gerald Loeb

                                                            ----------------------------------------
                                                            Thomas C. Weaver

                                                            ----------------------------------------
                                                            Edward T. Murphy

                                                            ----------------------------------------
                                                            Shojiro Makino

                                                            ----------------------------------------
                                                            Tom Gavin

                                                            ----------------------------------------
                                                            John Rastetter

                                                            ----------------------------------------
                                                            Etienne Igersheim

                                                            ----------------------------------------
                                                            Hugues Serain

                                                            ----------------------------------------
                                                            Reto Buchli

                                                            ----------------------------------------
                                                            Michael M. Yang

                                                            ----------------------------------------
                                                            Ted Miller

                                                            ----------------------------------------
                                                            Rai Wenk-Wolff

                                                            ----------------------------------------
                                                            Terence Smith

                                                            ----------------------------------------
                                                            Allan T. Michaud

                                                            ----------------------------------------
                                                            Douglas H. Rich

                                                            ----------------------------------------
                                                            Thomas W. Pietrocini

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Connecticut Business Corporation Act, Sections 33-770 to 33-778, inclusive, and Article 11 of MacDermid, Incorporated (the "Registrant")'s by-laws, contain provisions authorizing indemnification by the Registrant of directors, officers and employees of the Registrant against certain liabilities and expenses which they may incur as directors, officers and employees of the Registrant or of certain other corporations. Section 33-773 also provides that such indemnification may include payment by the Registrant of expenses incurred in defending a proceeding in advance of the final disposition of such proceeding, upon certain representations being made by such indemnified person as to his or her good faith belief that he or she has met the relevant standard of conduct and upon agreement by the person indemnified to repay such payment if he or she shall be adjudicated not entitled to be indemnified under Sections 33-772, 33-774 or 33-775.

    Section 33-777 provides that the Registrant may purchase and maintain insurance on behalf of an individual who is a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, serves at the corporation's request as a director, officer, employee or agent of another entity against liability asserted against or incurred by such person in such capacity, whether or not the corporation would have power to indemnify or advance expenses to him against the same liability under Sections 33-770 to 33-778 inclusive. The Registrant maintains an officer's and director's liability insurance policy.

ITEM 21. EXHIBITS.

    See the Exhibit Index immediately preceding the exhibits attached hereto.

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Connecticut Business Corporation Act and the registrant's certificate of incorporation and by-laws, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on the 12th day of November, 1999.


                                                       MACDERMID, INCORPORATED.

                                                       By:            /s/ DANIEL H. LEEVER
                                                            ----------------------------------------
                                                                        Daniel H. Leever
                                                                    Chief Executive Officer

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                      SIGNATURE                                  TITLE                   DATE
                      ---------                                  -----                   ----
                 /s/ HAROLD LEEVER,*
     -------------------------------------------       Chairman Emeritus          November 12, 1999
                    Harold Leever                        Director

                /s/ DANIEL H. LEEVER                   Chairman of the Board
     -------------------------------------------         Chief Executive Officer  November 12, 1999
                  Daniel H. Leever                       Director

               /s/ R. NELSON GRIEBEL,*                 President, Chief
     -------------------------------------------         Operating Officer        November 12, 1999
                  R. Nelson Griebel                      Director

               /s/ DONALD G. OGILVIE,*
     -------------------------------------------       Director                   November 12, 1999
                  Donald G. Ogilvie

                /s/ JAMES C. SMITH,*
     -------------------------------------------       Director                   November 12, 1999
                   James C. Smith

                /s/ THOMAS W. SMITH,*
     -------------------------------------------       Director                   November 12, 1999
                   Thomas W. Smith


*By:  /s/ DANIEL H. LEEVER
      Daniel H. Leever
      ATTORNEY-IN-FACT
      POWER OF ATTORNEY HAS BEEN
      FILED WITH THIS REGISTRATION
      STATEMENT

                                 EXHIBIT INDEX


       EXHIBIT
         NO.                                    DESCRIPTION
       -------                                  -----------
          +2.1          Plan and Agreement of Merger dated as of February 18, 1999, by and among MacDermid, Incorporated, MCD Acquisition
                          Corp., PTI, Inc. and Citicorp. Venture Capital, Ltd.
         ++2.2          First Amendment to Plan and Agreement of Merger dated as of
                          July 27, 1999 by and among MacDermid, Incorporated, MCD
                          Acquisition Corp., PTI, Inc. and Citicorp Venture Capital,
                          Ltd.
         **2.3          Second Amendment to Plan and Agreement of Merger dated as of
                          September 13, 1999 by and among MacDermid, Incorporated,
                          MCD Acquisition Corp., PTI, Inc. and Citicorp Venture
                          Capital, Ltd.
        ***2.4          Third Amendment to Plan and Agreement of Merger dated as of
                          October 29, 1999 by and among MacDermid, Incorporated, MCD
                          Acquisition Corp., PTI, Inc. and Citicorp Venture Capital,
                          Ltd.
        +++3.1          Restated Certificate of Incorporation of MacDermid,
                          Incorporated amended as of December 1, 1997
        +++3.2          By-Laws of MacDermid, Incorporated amended as of February
                          12, 1997
          *5            Opinion of Nutter, McClennen & Fish, LLP
          *8.1          Opinion of Nutter, McClennen & Fish, LLP with respect to
                          certain tax matters
          *8.2          Opinion of Kirkland & Ellis with respect to certain tax
                          matters
      ****10.1          Second Amended and Restated Multicurrency Credit Agreement,
                          dated as of October 25, 1998, amended and restated
                          December 15, 1998 and June 15, 1999, among MacDermid,
                          Incorporated, the banks signatory thereto and Chase
                          Manhattan Bank, N.A., as Agent
         *10.2          Form of First Amendment to the Second Amended and Restated
                          Multicurrency Credit Agreement, dated as of October 25,
                          1998, amended and restated December 15, 1998 and June 15,
                          1999, among MacDermid, Incorporated, the banks signatory
                          thereto and Chase Manhattan Bank, N.A., as Agent
         *23.1          Consent of Nutter, McClennen & Fish, LLP (contained in
                          Exhibits 5 and 8.1)
         *23.2          Consent of Kirkland & Ellis (contained in Exhibit 8.2)
         *23.3          Consent of KPMG Peat Marwick LLP
         *23.4          Consent of PricewaterhouseCoopers LLP / Boston
         *23.5          Consent of PricewaterhouseCoopers LLP / U.K.
      ****24            Power of Attorney
      ****27            Financial Data Schedule
      ++++99.1          Form of PTI Proxy Card
         *99.2          Consent of Joseph M. Silvestri


--------------------

*   Filed herewith.

** Incorporated by reference from MacDermid's Form 8-K/A filed on September 27, 1999 with the Securities and Exchange Commission.

*** Incorporated by reference from MacDermid's Form 8-K/A filed on November 2,
    1999 with the Securities and Exchange Commission.

****Incorporated by reference from MacDermid's Registration Statement on Form S-4 (Registration No. 333-86129) declared effective on August 30, 1999 by the Securities and Exchange Commission.

+ Incorporated by reference from the proxy statement -- prospectus, Appendix A-1.

++ Incorporated by reference from the proxy statement -- prospectus, Appendix B-1.

+++ Incorporated by reference from MacDermid's 1999 Annual Report on Form 10-K.


++++Incorporated by reference from MacDermid's Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-86129) filed on November 3, 1999 with the Securities and Exchange Commission.